ANNUAL REPORT 2025

LEADING THE PROACTIVE HEALTHCARE REVOLUTION





BOARD OF DIRECTORS



Stephen K. Klasko, MD, MBA
Chair of the Board of DocGo Inc.
Advisor and board member in the healthcare industry.

Lee Bienstock
Director
Chief Executive Officer of DocGo Inc.

Ely D. Tendler
Director
General Counsel and Secretary of DocGo Inc.

Vina Leite
Director
Chief People Officer of GoodRx, Inc., a publicly traded company that offers digital resources for healthcare.

Michael Burdiek
Director
Former Chief Executive Officer and Director of Motion Acquisition Corp. and current board member and advisor to public and private technology growth companies.

Ira Smedra
Director
Founder and President of the ARBA Group, a real estate investment company with a healthcare portfolio including more than 150 skilled nursing facilities located in eight states and two acute care hospitals.

James M. Travers
Director
Former Chairman of Motion Acquisition Corp. and former executive at technology and software companies.

EXECUTIVE OFFICERS

Lee Bienstock
Chief Executive Officer

Norman Rosenberg
Chief Financial Officer and Treasurer

Ely Tendler
General Counsel and Secretary

Stephen Sugrue
Chief Compliance Officer



The letter that follows includes forward-looking statements within the meaning of SEC rules. All statements other than statements of historical fact, including, without limitation, statements regarding the Company's business strategy and plans, and objectives and goals of management for future operations are forward-looking statements. For more information about the risks associated with forward-looking statements, please see the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this Annual Report on Form 10-K.

⏩ Dear Fellow Shareholders:

2025 was a year of transition for DocGo, with continued focus, discipline, momentum and evolution. We strengthened the foundation of our core businesses and expanded our care delivery platform — all in pursuit of our mission to bring high quality, highly accessible care to all, and our vision to deliver healthcare at any address.

The urgency of our mission is real. Access remains uneven, and chronic disease continues to strain every corner of the system. Hospitals fight for capacity; payers wrestle with rising costs. We are working to usher in the next era of healthcare — one that is more proactive, more mobile, more dynamic, and more human.

Meeting patients where they are and bringing the capabilities of a doctor's office into the living room sounds simple, but is challenging to execute. We do this by pairing a tech-enabled clinical workforce with a proprietary platform that helps manage a symphony of vehicles, clinicians, and resources required to deliver care at scale. In an industry where many companies offer either software or services, our view is that integrated solutions are the way to truly transform care delivery.

Scale matters in healthcare, but outcomes matter more. Since 2021, our emergency department diversion programs have helped prevent more than 91,000 unnecessary ER visits and saved the U.S. healthcare system an estimated $285 million. When we talk about proactive healthcare, this is what we mean: earlier intervention, better coordination, closing gaps, and care delivered in the setting where people live.

In 2025, our team traveled over 11 million miles to facilitate care across more than 1.3 million patient interactions, providing services across 50 states and the United Kingdom. Our proprietary technology calculated over 15.5 million estimated times of arrival for patient transports, giving partners real-time visibility when coordination matters most.

We also celebrated DocGo's ten-year anniversary and rang the Nasdaq closing bell to commemorate our 10 millionth patient interaction — ten million moments of care, and a powerful reminder that we are still early in a much longer journey.

Medical Transportation: digitizing patient flow for health systems

Medical transportation is the vital connective tissue of patient flow — discharges, transfers, post-acute moves — the moments that determine throughput, staffing, and the patient experience. Health systems don't just need a ride. They need reliability, visibility, and accountability.

DocGo delivers all three. Our transportation management platform integrates with leading EHRs, including Epic, and embeds into customer workflows. Care teams can order transportation from the patient's chart and track progress in real time, helping reduce delays and avoid the costly scenario of a patient staying an extra night simply because transportation did not arrive on time.

In 2025, we ramped services under multi-year agreements with major health systems, including deployments that coordinate discharge transportation through our digital platform. As we continue investing in staffing and operational excellence, we see embedded demand within our existing customer base — and the opportunity to capture additional volume and improve contribution margins over time.

Payer & Provider: creating care and insight in the home

In our payer and provider vertical, we are building a platform designed to close gaps in care, improve outcomes, and reduce avoidable cost. In 2025, we surpassed 1.45 million assigned lives since the inception of our care gap closure programs, expanded relationships with new and existing partners, and launched new programs that bring preventive care, transitional care, and longitudinal support into the home.

What makes our approach to care powerful is not only the service itself, but the insight it unlocks. In the home, our clinicians gain a more complete view of the factors that shape health outcomes, including a patient's social determinants of health. One example is a bone density scan. In a clinic, it is a discrete test. By providing it in the home, our clinician can also observe fall risks that would otherwise be invisible: loose carpeting, steep stairs, or unsafe entryways. This 360-degree view helps support better care planning and is a key advantage in a value-based world that rewards patient outcomes.

We continued strengthening our last mile capabilities in 2025 through strategic additions. We welcomed PTI Health to expand our mobile phlebotomy offering, and continued improving patient engagement with technology and automation.

Virtual Care: scaling the model, not just the message

In late 2025, we acquired SteadyMD, adding a 50 state virtual care network and a growing roster of more than 500 advanced practice providers. SteadyMD provides white-label virtual care services to top consumer, healthcare and digital wellness brands, including multiple Fortune 10 customers. They are experiencing substantial growth — particularly as their customers look to expand access to branded GLP-1 weight loss treatments, and they adopt AI tools to provide efficient clinical visits while maintaining a high quality of care.

We have long believed the future of healthcare is not virtual or in person — it is integrated. Virtual care expands reach and continuity; in-home care delivers the last mile. Together, they can increase access, improve coordination, and strengthen efficiency over time.

Operating leverage and discipline

In March, we announced the launch of our efficiency innovation portfolio — a collection of more than a dozen projects designed to increase efficiency and create more operating leverage in our P&L. These projects span our medical transportation, mobile health and corporate segments, and are anticipated to deliver significant cost savings throughout 2026 and 2027. Central to this work is our use of technology, which has always been a focus and key differentiator for DocGo. We've already incorporated agentic patient outreach into our proprietary Dara ordering and routing platform and introduced automation into our pre-billing function to increase efficiency. We're continuing to expand these initiatives and bring others online, and I look forward to sharing more about these efforts as they take shape and make a real impact.

Our priorities are clear: expand utilization and capacity in medical transportation; scale and mature payer and provider programs with improving efficiency; integrate SteadyMD thoughtfully to unlock the full promise of virtual plus in home care; and keep investing in technology that adds to our differentiation, strengthens our quality and creates operating leverage. We anticipate that these efforts, combined with our disciplined cost-cutting measures, will support our plan of reaching profitability in the second half of 2026.

Closing thoughts

We have a bold vision: building a company that delivers proactive healthcare at any address and brings the capabilities of a doctor's office into a patient's living room. I believe our approach to care has transformational potential — for our Company, and for our industry.

Thank you for your continued support and partnership. And thank you to the entire DocGo team — the clinicians, operational leaders, and support staff — who bring our mission to life every day. We are building a 100-year company, one patient at a time, and I look forward to continuing this journey together.

Sincerely,

Lee Bienstock
Chief Executive Officer
DocGo

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File Number 001-39618

DocGo Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**85-2515483**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
685 Third Avenue, 9th Floor **New York, New York**	**10017**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (844) 443-6246

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	DCGO	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☒
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of June 30, 2025, based on the closing price of the shares of the Registrant's common stock ("Common Stock") on The Nasdaq Stock Market as of such date, was $149,560,663. Shares of Common Stock held by each executive officer and director and by each person who is known to own 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates of the Registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Common Stock outstanding as of March 12, 2026 was 98,750,251.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The Registrant expects to file such proxy statement with the Securities and Exchange Commission within 120 days of the Registrant's fiscal year ended December 31, 2025.

Table of Contents

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (this "Annual Report") includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), regarding, among other things, the plans, strategies, outcomes and prospects, both business and financial, of DocGo Inc. and its consolidated subsidiaries ("DocGo," the "Company," "we," "us" and "our"). These statements are based on the beliefs and assumptions of our management. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions, outcomes, results or expectations. Forward-looking statements are inherently subject to substantial risks, uncertainties and assumptions, many of which are beyond our control, and which may cause our actual results or outcomes, or the timing of our results or outcomes, to differ materially from those contained in our forward-looking statements. In particular, you should understand that the factors set forth below under "Risk Factors Summary" and those discussed under Part I, Item 1A, "Risk Factors" and elsewhere in this Annual Report could affect our future results and prospects and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this Annual Report. Accordingly, you should not place undue reliance on such forward-looking statements. All statements other than statements of historical fact are forward-looking. Forward-looking statements include, but are not limited to, statements concerning our possible or assumed future actions; business strategies, plans and goals; future events; future results of operations, including revenues, expenses or performance; financing needs; business trends; objectives and intentions with respect to future operations, services and products, including our geographic expansion; the provision of services under existing contracts; impacts related to the wind down of migrant-related services; M&A activity; impairments; workforce growth; leadership transitions; cash position and liquidity; our share repurchase program; expected impacts of macroeconomic factors, including inflationary pressures and the interest rate environment; our competitive position and opportunities, including our ability to realize the benefits from our operating model and conditions in the healthcare services market; our ability to control costs, maintain or improve gross margins and achieve profitability; cost containment measures; the impact of legislative and regulatory actions, legal proceedings and compliance risk; the impact on our business and reputation in the event of information technology system failures, network disruptions, cybersecurity incidents or losses or unauthorized access to, or release of, confidential information; our ability to comply with laws and regulations regarding data privacy and protection; and others. In some cases, these statements may be preceded by, be followed by or include the words "believes," "estimates," "expects," "projects," "forecasts," "may," "might," "will," "should," "could," "can," "would," "design," "potential," "seeks," "plans," "scheduled," "anticipates," "intends" or the negative of these terms or similar expressions.

Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results or outcomes could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report, and, while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report are based on events or circumstances as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as and to the extent required by law. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Risk Factors Summary

Risks Related to DocGo's Business Strategy

- DocGo's failure to successfully implement its business strategy could adversely affect its business.

- Joint ventures and contractual relationships with healthcare provider partners and other strategic partners may be novel and subject to certain commercial and other risks.

- DocGo incurs significant up-front costs in its client relationships and any inability to maintain and grow these client relationships could adversely affect its business.

Risks Related to DocGo's Business and Industry

- DocGo faces a high level of competition in its industry and its revenues could be adversely affected if it loses some or all of its business under existing contracts.

- DocGo's reliance on government contracts and a small number of large customers could adversely affect its business.

- Impairments of DocGo's goodwill or other intangible assets have adversely affected its financial condition and results of operations and could again in the future.

- Negative media coverage and publicity could damage DocGo's reputation and harm its ability to bid for and win government and other contracts.

- The inability of DocGo's suppliers to meet its needs or material price increases on vehicles or supplies could negatively impact DocGo's business.

- DocGo's participation in partnerships based value-based reimbursement models may have a material adverse effect on its business.

Risks Related to DocGo's Limited Operating History

- DocGo has a history of losses, faces the possibility of further operating losses in the future and may not achieve or sustain profitability or have sufficient liquidity to continue operating as planned.

- DocGo may not be able to effectively manage its growth.

Risks Related to Information Technology

- DocGo relies on data center providers, Internet infrastructure, bandwidth providers, third-party hardware and software, other third parties and its own systems, some of which contain open-source software, to provide services to its clients.

- DocGo's proprietary software may not operate properly, or DocGo may not be able to implement its solution for clients or resolve technical issues in a timely manner.

- Security breaches, loss of data and other disruptions or cybersecurity incidents could compromise sensitive information or prevent DocGo from accessing critical information and expose it to liability.

Risks Related to DocGo's Operations

- DocGo's current liquidity could raise substantial doubt about its ability to continue as a going concern, which may materially and adversely affect its business, financial condition, results of operations and prospects.

- DocGo's success depends on its key management personnel as well as its ability to successfully recruit, train and retain qualified healthcare professionals, and its labor costs are significant.

- DocGo's inability to collect on its receivables or unfavorable payor mix could adversely affect its business.

- DocGo may not accurately assess the costs it will incur under new revenue opportunities.

- DocGo may not be able to successfully develop new offerings and technologies, or its marketing efforts may not be effective.

- DocGo is required to make capital expenditures in order to remain competitive.

- DocGo's international operations subject it to additional risks that could adversely affect its business.

- DocGo could be adversely affected by natural disasters, other catastrophic events and cybersecurity incidents.

- Rising inflation may negatively impact DocGo's business and financial results.

Risks Related to DocGo's Intellectual Property

- DocGo's failure to protect or enforce its intellectual property rights, including from claims of infringement, could adversely affect its business.

Risks Related to DocGo's Legal and Regulatory Environment

- DocGo could be subject to lawsuits for which it does not have sufficient reserves.

- DocGo is subject to a variety of federal, state and local laws and regulatory regimes.

- Changes in tax laws, unanticipated tax liabilities, or changes in accounting rules, assumptions or judgments could adversely affect DocGo, including its effective tax rate, ability to utilize its net operating loss carryforwards and certain other tax attributes.

- DocGo's internal control over financial reporting may not be effective.

- DocGo conducts business in a heavily regulated industry, and any failure to comply with these laws and government regulations, including laws governing the transmission, security and privacy of health information, or any changes to these laws, could negatively affect DocGo.

- DocGo must be properly enrolled in governmental healthcare programs to receive reimbursement, and reductions in Medicare reimbursement rates or state and federal efforts to reduce Medicaid spending could have an adverse effect on DocGo.

- DocGo has been and could become the subject of government investigations, audits and compliance reviews, and its business practices may be found to constitute illegal fee-splitting or corporate practice of medicine.

Risks Related to DocGo's Indebtedness

- DocGo's indebtedness could reduce the funds that would otherwise be available for other corporate purposes, and it may still be able to incur substantially more debt.

- DocGo may be forced to take various actions to satisfy its obligations under its current and future indebtedness, and the terms of its current and future indebtedness may restrict its operations.

- If the financial institutions that are lenders under the Revolving Facility fail to extend credit under the facility, DocGo's liquidity and results of operations may be adversely affected.

Risks Related to the Ownership of DocGo Common Stock

- The Nasdaq Capital Market ("Nasdaq") may delist DocGo's securities from trading on its exchange.

- The market price and trading volume of Common Stock may be volatile, and the value of Common Stock has declined and may continue to decline, and you may not receive any return on your investment in Common Stock.

- Provisions in DocGo's organizational documents could delay or prevent a change of control or limit stockholders' ability to obtain a favorable judicial forum for disputes with DocGo or its directors, officers, employees or stockholders.

PART I

Item 1. Business.

Our Company

DocGo is leading the proactive healthcare revolution. We are democratizing access with our innovative care delivery platform that includes mobile health services, virtual care management and ambulance services. Our goal is to deliver healthcare at any address and help reshape the traditional healthcare system, driven by our mission to bring high quality, highly accessible care to all.

DocGo's proprietary technology platform, dedicated network of certified health professionals, including virtual care clinicians, and robust fleet of medical response vehicles provide services in all 50 states and the United Kingdom. DocGo's vertically integrated approach helps elevate the quality of patient care and drive business efficiencies for municipalities, hospital networks and health insurance providers. We often provide our services in collaboration with leading healthcare organizations via long-term relationships that are intended to provide efficient and strategic capital deployment opportunities that can drive meaningful revenue and create significant growth.



END BENEFIT
VALUE PROPOSITIONS FOR KEY SEGMENTS
VERTICALLY INTEGRATED FOUNDATION
HIGH QUALITY, HIGHLY ACCESSIBLE CARE TO ALL, THAT HELPS KEEP PEOPLE OUT OF THE HOSPITAL
HEALTH CARE SYSTEMS
VALUE PROPOSITION
EFFICIENT, RELIABLE TRANSPORTATION AND DIGITAL MANAGEMENT PLATFORM, ED READMISSION PROGRAM SAVINGS
KEY SERVICES:
MEDICAL TRANSPORT, TRANSITIONAL CARE MANAGEMENT (TCM), MEDICAL STAFFING
PAYORS AND PROVIDERS
VALUE PROPOSITION
LOWER TOTAL COST OF CARE, IMPROVE QUALITY RATINGS, ENGAGE AND TREAT HARD TO REACH PATIENT POPULATIONS
KEY SERVICES:
PRIMARY CARE, GAP CLOSURE PROGRAMS, PATIENT MONITORING, POPULATION HEALTH
EMS TRANSPORTATION LICENSURE AND MOBILE HEALTH FLEET
PURPOSE BUILT TECHNOLOGY WITH EPIC INTEGRATION
MEDICARE AND MANAGED CARE CREDENTIALS
RAPIDLY DEPLOYABLE CLINICAL STAFF
ABILITY TO CLOSE OVER 50 CARE GAPS
CLINICAL PRACTICE GROUP
RPM CARE MANAGEMENT TEAM

DocGo's vertically integrated offering empowers the delivery of mobile healthcare and medical transportation outside of traditional "brick-and-mortar" facilities, with more accessible, affordable and efficient patient-centered care. In 2025, we expanded our capabilities in pursuit of our mission, acquiring a robust 50 state virtual care network that offers white-label telehealth services for top consumer, healthcare and digital wellness brands — including multiple Fortune 10 customers — and a mobile phlebotomy provider in the northeast. We continued to deliver care at scale, with our network of clinicians traveling over 11 million miles to facilitate care across more than 1.3 million patient interactions. Since 2015, we have created a care delivery model that has facilitated better care across over 10 million patient interactions beyond the traditional four-wall healthcare system.

We began by developing a state-of-the-art, intuitive platform designed to drive greater efficiency and improved access to patient care. Our innovative technology can change the way healthcare facilities manage patient transportation and mobile health services, streamlining the process and freeing medical professionals to focus more time and their valuable resources on what they do best — caring for their patients.

Our mobile health model facilitates medical treatment directly to patients in the comfort of their homes, workplaces and other non-traditional locations. The power of our model is the modality of care, specifically its scalability and lowered cost basis. We combine the efficiency of telehealth by virtually pairing specialized Advanced Practice Providers ("APPs") such as physician assistants and nurse practitioners with on-site clinicians in the patient's home to be the APP's eyes, ears, hands and feet. Such clinicians include, among others, licensed practical nurses ("LPNs") and registered nurses ("RNs") assisted by additional support staff. As of December 31, 2025, we deployed a network of more than 900 medical clinicians, providing virtual care or working under the guidance of prescribing clinicians to provide a wide range of care gap closures, tests, procedures and interventions that previously required a visit to a traditional healthcare setting.


PROVIDERS
• Superior service
• Economic value proposition
HEALTHCARE PROFESSIONALS
• More satisfaction
• Better incentives
DOCGO
PATIENTS
• More convenient
• Better experience
• Better outcomes
PAYORS
• Lower cost
• Members access cost-effective care
• Improved quality scores

In addition to our robust 50 state virtual care offering, our mobile health model combines virtual and in-person care — leveraging technology to enable connectivity, facilitate diagnostics and enhance the efficiency of our clinicians. Facilitating hands-on care to patients where they are, when they need it is a vital part of our offering, because vaccines can't be provided over the telephone, and bone density screenings can't be completed via videochat.

Proactive healthcare not only improves patient health outcomes but can also significantly reduce overall cost burdens to the system. Since inception, we estimate that our services have prevented over 91,000 unnecessary emergency department visits. Based on Accountable Care Organization data from the Centers for Medicaid & Medicare Services ("CMS"), this has saved the U.S. healthcare system an estimated $285 million.

We are increasingly working with insurance payors who require care gap closure services for their hard-to-reach patient populations, and as of December 31, 2025, we have been assigned over 1.45 million patients from seven different payors whose patients need these services since program inception. Reports indicate that over 25% of U.S. patients lack a primary care provider ("PCP"), and we intend to enter partnerships with health plans that will enable us to facilitate PCP services for their patients, and then establish value-based reimbursement models that involve graduated risk-sharing arrangements. These payment models are specifically designed to improve patient health outcomes while reducing overall costs, as reimbursement is tied to quality of care and effectively managing total cost of care. We believe that sending clinicians into the home provides us with a more holistic view of a patient's overall health, enabling us to approach risk-sharing arrangements with a more informed perspective.

Our Segments

DocGo has three reporting segments: Mobile Health Services, Transportation Services and Corporate.

Mobile Health Services

The traditional healthcare model requires patients to interact with many levels of healthcare providers — including receptionists, nurses, lab technicians and physicians — for even the most routine tests, procedures and interventions. We recognized that a number of these services could easily be performed by LPNs, RNs and other clinicians under the guidance of higher licensed practitioners, but in the comfort of a patient's home or workplace. Our patient-centered approach helps limit the need for individuals to seek routine treatment in more expensive and environmentally exposed, less comfortable settings such as emergency departments and urgent care clinics. In addition to providing greater convenience to patients, our Mobile Health Services help reduce unnecessary burdens on healthcare systems by freeing up their finite, in-person resources to address more urgent and critical patient needs. DocGo's clinical Mobile Health Services, which we expanded into the home and workplace in 2020, facilitate medical care via a turnkey suite of integrated, technology-enabled solutions. Through DocGo's Mobile Health Services, we facilitate care for a diverse group of customers, including municipalities, hospitals and health systems, insurers, physician practices, businesses and employers. Our population health offerings provide holistic health and social services to underserved communities.

Our solutions encompass on-site evaluation, diagnostics, triage and treatment, including the services detailed in the following table:



Mobile Urgent Care
- Diagnosis & testing
- Treatment (patients > 6mos)

Exams
- Annual Wellness Visit / Physicals
- Medical clearance
- School & Sports Physicals

Vaccinations
- All seasonal vaccines
- Full suite of vaccines available based on contract

Monitoring & Care Management
- Remote Patient Monitoring
- Care Management (CCM, PCM)
- Post-discharge Transitional Care Management
- Specialist Referral
- Cardiac Implantable Electrical Device (CIED) Monitoring

Procedures
- Straight catheterization
- Mobile Phlebotomy

Point-of-Care Tests
- COVID-19, RSV, Strep, Flu
- HbA1c
- ECG (12-lead)
- Diabetic Retinal Eye Exam
- Colorectal screening (kits & follow-up)
- Bone Density Ultrasound

Screenings & Coaching
- Vitals (i.e. blood pressure, height & weight)
- Health Risk Assessment
- Pain Assessment
- Medication Reconciliation
- Medication Adherence Consult
- Home Safety Check
- SDOH Screenings, Depression Screenings

We place an emphasis on early intervention, preventive care and chronic disease management. DocGo can address over 50 gaps in care for health plans, especially Medicare Advantage, Managed Medicaid and Marketplace plans focused on quality measures. Our work with health plans on patient engagement and gap closure programs is growing, with programs in several states. As of the date of this Annual Report, we have active programs with Elevance Health, HealthFirst, EmblemHealth, Molina, LA Care, Inland Empire Health Plan and others. These programs allow us to address gaps in care for Medicare and Medicaid populations and help manage multiple chronic diseases. Our priority and strategic focus is to grow and launch new programs and new geographies with our existing health plan partners who collectively cover over 60 million lives. Additionally, we plan to facilitate PCP services for these health plan patients, and migrate to a value-based care model with insurance partners that includes graduated risk-sharing arrangements to reward us for improving patient outcomes while reducing the overall cost of care.

Our virtual care management programs monitor patients remotely and intervene before minor issues become major health crises. Our remote monitoring team currently works with approximately 55,000 patients living with chronic conditions.

As patients seek more efficient, more convenient healthcare options, we believe our care-enabling solutions are poised for significant growth by facilitating a combination of in-person and virtual patient care via our mobile health solutions. We deliver a better patient experience, and a level of care previously inaccessible outside of the more traditional healthcare settings.

We partner with leading national health systems, insurance carriers, private organizations and employers, state and local governments and managed care organizations to provide our Mobile Health Services, including NYC Health + Hospitals, the U.S. Department of Veterans Affairs, the Indian Health Service (IHS), Martin Luther King Jr. Memorial Hospital in Los Angeles, CA and the National Health Service (NHS) in the United Kingdom. In recent years, our government contract work has represented a substantial portion of our overall revenue, representing approximately 48%, 72% and 73% of revenues for the years ended December 31, 2025, 2024 and 2023, respectively, with the decline in 2025 due to the wind-down of migrant-related programs in New York during 2024 and 2025. The migrant-related programs were initiated in the second quarter of 2023 and consisted of medical and non-medical services, such as shelter and security, that the Company provided to the recently arrived migrant population in New York City and upstate New York. While no longer core to our growth strategy, we anticipate some level of revenue from government contract work in 2026. However, government work is expected to account for a much smaller portion of overall revenue in 2026. For the fiscal year ended December 31, 2025, we generated approximately 38% of our revenues from the solutions provided by our Mobile Health Services segment.

The success of our care delivery model is reflected in our Net Promoter Score ("NPS"), which is one of the most widely accepted standards of customer experience metrics. Scores are measured from a range of -100 to +100 with scores over 30 commonly viewed as good and over 50 considered excellent. Our Mobile Health Services NPS score for the year ended December 31, 2025 was 92, which is a testament to the value of our services.

Transportation Services

DocGo's digitally-enabled medical transportation solutions are offered under our Ambulnz brand. We help provide reliable, efficient transfers between clinical settings and access to clinical services, including primary and specialty care and dialysis treatments for chronic care management. Every vehicle in our fleet is equipped with our proprietary technology platform, which is integrated with some of the nation's largest electronic medical record ("EMR") systems.

This integration with EMR systems is designed to provide seamless transfer of electronic patient information and discharge data to our healthcare provider customers, which helps improve order speed and accuracy and eliminate a myriad of manual processes. In addition, our ShareLink™ technology is designed to provide our healthcare partners and patients with real-time vehicle locations and accurate estimated time of arrivals, helping deliver valuable peace of mind. Consequently, our healthcare facility customers are better able to order, track and manage transportation requests and patient movement, employ more effective bed management, and thereby enhance utilization of resources and cost. As of December 31, 2025, we had 582 vehicles in service throughout the United States and another 288 in the United Kingdom. For the fiscal year ended December 31, 2025, we generated approximately 62% of our revenues from our Transportation Services segment.

Corporate

Our Corporate segment primarily represents shared services and personnel that support both the Transportation Services and Mobile Health Services segments. It contains operating expenses such as information technology costs, certain insurance costs, the compensation costs of senior and executive leadership, and software development costs for our proprietary technology platform. None of the Company's revenues or costs of goods sold are reported within the Corporate segment.

Human Capital Resources

We strive to hire the best talent across our industry, with a focus on inspiring performance. As of December 31, 2025, we had nearly 3,600 employees, including healthcare professionals, field management personnel and corporate support staff, as represented in the table below. Healthcare professionals consist of emergency medical technicians

("EMTs"), paramedics, LPNs, RNs, APPs, clinicians and related support staff; field management personnel includes supervisors and managers; and corporate support staff includes software development, billing, finance, human resources, legal and compliance, sales, marketing and executives.

	Full-time	Part-time	Total
Healthcare Professionals	1,911	994	2,905
Field Management Personnel	126	3	129
Corporate Support Staff	500	34	534
Total	2,537	1,031	3,568

None of our employees are represented by a labor union or subject to any collective bargaining agreement. In addition to the employees above, as of December 31, 2025, the Company engaged the services of approximately 844 people, primarily in the healthcare professional area, some through a variety of subcontracted labor agencies and some as independent contractors.

Recruiting

We consider our employees to be our most valuable assets. Our employee experience begins with identifying and attracting people who embody our core values and share our vision to provide high-quality patient care. We are focused on building a company that our employees are proud to be a part of and fostering an environment in which our employees can grow, evolve and discover their existing and untapped potential. We believe our focused approach to recruiting and developing talent allows us to attract strong candidates to continue growing and scaling our business.

Compensation and Benefits

Ongoing evolution in the healthcare system and an aging population mean EMTs, paramedics and nurses are more critical to medical care than ever before, yet EMTs and paramedics remain the lowest paid professionals in the chain of care. Most companies in the industry pay an hourly wage only and offer no benefits, often resulting in low employee morale, high turnover and ultimately a less efficient business. We take pride in our high-quality medical professionals and have created an attractive compensation model that demonstrates their vital importance to our business and motivates them to deliver exceptional care.

We offer a pay package that we believe is innovative within our industry. In addition to base hourly wages, DocGo also offers employees bonuses based on certain performance metrics, medical insurance, paid time off and an equity incentive plan for our frontline clinicians with broad-based participation — a program that provides the opportunity to acquire an ownership stake in the Company. This is in line with our belief that all of our employees are partners in the business, and we want everyone to "think like an owner," with the best long-term interests of the Company and its stockholders as a driver of decision making. We believe that this approach makes us a more attractive employer and supports a strong pipeline of top-tier talent across all levels of the Company.

Employee Engagement

We routinely monitor employee satisfaction and work to maintain an environment where employees can contribute and thrive. DocGo has been recognized for its excellent workplace culture and employee satisfaction. One measure of this are the hundreds of positive reviews our employees have given DocGo on leading recruitment websites. As of the date of this Annual Report, DocGo's employee rating is 4.3 out of 5.0 on Indeed and 4.4 out of 5.0 on Glassdoor — ratings that are significantly higher than many of our competitors in the healthcare industry. Additionally, DocGo was named by U.S. News & World Report as one of the Best Companies to Work For — Northeast for two consecutive years (2024-2025 and 2025-2026). DocGo has also earned a Great Place to Work™ certification, which is based entirely on feedback from employees, three consecutive times, and intends to seek recertification in 2026.

Training

We have created a number of programs to foster the professional development of our employees and help attract top-tier talent. Our staff of Training and Education Coordinators runs a robust, in-person orientation program to help train employees and keep them up to date in relevant procedures and protocols. We also offer in-house Basic Life Support, Advanced Cardiovascular Life Support and Pediatric Advanced Life Support training and certification to our clinicians who require such training. We are also a:

- Private Authorized Training Center of the Airway Management Education Center and Public Authorized Training Center of the Airway Management Education Center in the State of Delaware offering The Difficult Airway Course: EMS and other courses;

- Training Center of the American Heart Association offering Advanced Stroke Life Support;

- National Association of Emergency Medical Technicians Training Center offering Advanced Medical Life Support, Prehospital Trauma Life Support and other courses;

- National Safety Council Training Center offering the Defensive Driving Course;

- Licensed Training Provider of the American Red Cross offering Neonatal Advanced Life Support, Emergency Medical Responder Course and other courses; and

- Educational Licensee for the Stop The Bleed program.

In addition, we are able to grant EMS continuing education units in New York, New Jersey, Pennsylvania, Colorado, Wisconsin, Tennessee, Delaware, and Texas and through partnerships with Flight Bridge ED via the Commission on Accreditation for Prehospital Continuing Education and the Kentucky Board of Nursing.

We have also implemented a self-paced online training program for Company policy and procedures training, mandated Occupational Safety and Health Administration ("OSHA") training courses, clinical skills, customer service, HIPAA regulations, safety and compliance and annual documentation training. In addition, our drivers are trained in the Coaching the Emergency Vehicle Operator Ambulance course.

We also use a management system for credential tracking and Continuous Quality Improvement to help ensure that our staff maintains all required credentials relevant to their positions with the Company. Through this system, employees and their supervisors are automatically notified at designated times of recertification deadlines. Course completion, assignments, and other compliance requirements are tracked in this system as well. Verification monitoring enables us to confirm that all employees meet current state requirements. This tool verifies Office of Inspector General ("OIG") of the U.S. Department of Health and Human Services ("HHS") exclusions at the state and federal levels and performs sanction screening for licensed personnel and 24/7 monitoring of state licenses.

Our comprehensive training programs utilize a full range of resources, including print materials, training modules, webinars, seminars and videos provided by the Centers for Disease Control and Prevention and federal, state and local entities, medical institutions and public health agencies.

The Business Combination

On November 5, 2021, the Company (then known as Motion Acquisition Corp.) consummated a business combination pursuant to that certain Agreement and Plan of Merger dated March 8, 2021 (the "Merger Agreement"), by and among the Company, Motion Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of the Company ("Merger Sub"), and Ambulnz. The transactions contemplated by the Merger Agreement are referred to herein as the "Business Combination." In connection with the closing of the Business Combination, the Company changed its name from Motion Acquisition Corp. to DocGo Inc.

Pursuant to the Merger Agreement and as described in the Company's definitive proxy statement/consent solicitation/prospectus filed with the U.S. Securities and Exchange Commission (the "SEC") on October 14, 2021, Merger Sub merged with and into Ambulnz, with Ambulnz continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company.

Competition

The U.S. healthcare industry is highly competitive, and we compete with a broad and diverse set of companies spanning both of our business segments. The competitive landscape is highly fragmented for both technology-enabled mobile healthcare solutions and medical transportation services, ranging in each case from small, locally owned and operated providers to large national organizations. While we do not believe that any single competitor offers our vertically integrated suite of Mobile Health Services and Transportation Services, numerous "point solution" companies offer components of mobile health and/or transportation services that compete with our solutions.

Competition in the mobile health industry is primarily based on scale; ease of use, convenience and accessibility; brand recognition; breadth, depth and efficacy of telehealth and mobile health services; technology; clinical quality; customer support; cost; reputation; and customer satisfaction and value. Major competitors (in each case relative to only some of our products or services) include much larger, national or regional telehealth or in-home healthcare service providers such as DispatchHealth, Modivcare, Option Care Health, Teladoc, Amwell, Signify Health (acquired by CVS in March 2023), MedArrive, Biofourmis and One Medical (acquired by Amazon in February 2023). We also believe there are several smaller, private organizations providing in-home or on-site care utilizing different, higher cost healthcare providers. Non-traditional providers and others such as payors may enter the space and/or develop innovative technologies or business activities that could disrupt the industry. Competition could also increase from large technology companies, such as Apple, Amazon, Facebook, Verizon or Microsoft, who may develop their own telehealth or mobile health solutions or acquire existing industry participants, such as Amazon's acquisition of One Medical in February 2023, as well as from large retailers like Walmart, CVS and others. Despite the significant growth of telehealth services in recent years, we believe the market is still in its infancy and new competitors with similar and novel models will enter the market as it matures.

Success in the medical transportation industry is based primarily on the ability to improve customer service, such as on-time performance and efficient call intake; provide comprehensive clinical care; and recruit, train and motivate employees, particularly ambulance crews who have direct contact with patients and healthcare personnel. Pricing, billing and reimbursement expertise are also critical. Competitors within the industry vary considerably in type and identity by market, with our primary competitors being small, locally owned operators as well as local fire departments and other local government providers. Larger private provider competitors include Modivcare, Falck, Global Medical Response (including its subsidiary American Medical Response, or AMR), Southwest Ambulance, Paramedics Plus and Acadian Ambulance.

Intellectual Property

We own and use trademarks and service marks on or in connection with our services, including both unregistered common law marks and registered trademarks. We have registered "Ambulnz" and our corporate logo in the United States and the United Kingdom. We have registered the "DocGo" word mark and design in the United States, United Kingdom and EU, as well as the "ShareLink" word mark in the United States. We are also the registered holder of a variety of domain names that include "Ambulnz," "DocGo" and similar variations.

Our proprietary platform, mobile application and associated software code and firmware are protected as trade secrets and our confidential information, as appropriate. We also license the use of certain technology and other intellectual property rights owned and controlled by others. We believe that our intellectual property is a valuable asset to our business that affords us a competitive advantage in the markets in which we operate. We maintain our intellectual property and confidential business information in a number of ways. For instance, we have a policy requiring companies we work with to execute confidentiality agreements upon commencement of a business relationship with us where appropriate. Our agreements with customers who are privy to confidential or proprietary information also include confidentiality and non-disclosure provisions.

In addition, we require our employees, independent contractors and consultants to execute confidentiality and proprietary agreements in connection with their employment or engagement with us and to assign to us inventions conceived during the term of their employment or engagement while using our property or which relate to our business.

Upon discovery of potential infringement of our intellectual property, we assess and, when necessary, take action to protect our rights as appropriate.

Regulation

Our operations are subject to comprehensive United States federal, state and local rules and regulations and comparable multiple levels of international regulation in the jurisdictions in which we do business. The laws and regulations governing our business and interpretations of those laws and regulations continue to expand, are subject to frequent change and may become more restrictive. Our ability to operate profitably will depend in part upon our ability, and that of our healthcare provider partners, to maintain all necessary licenses and to operate in compliance with applicable laws and regulations. In certain jurisdictions, the scope of licensure, certification, or registration required for the provision of in-home, mobile, or community-based healthcare services may be subject to evolving or differing interpretations by regulators. We therefore devote significant resources to monitoring developments in healthcare regulation. As the applicable laws and regulations change, we may be required to make conforming modifications in our business processes from time to time. In many jurisdictions where we operate, neither our current nor our anticipated business model, in particular with respect to our Mobile Health Services, has been the subject of judicial or administrative interpretation. We cannot be assured that a review of our business by courts or regulatory authorities will not result in determinations that could limit or otherwise adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations.

False Claims Act

The civil False Claims Act (the "FCA") protects the federal government from being overcharged or sold shoddy quality goods and services. It is also a means of policing false bills or false requests for payment to or from the federal healthcare programs such as Medicare and Medicaid. Among other things, the FCA authorizes the imposition of up to three times the government's damages and significant per claim civil penalties on any "person" (including an individual, organization or company) who, among other acts:

- knowingly presents or causes to be presented to the federal government a false or fraudulent claim for payment or approval;

- knowingly makes, uses or causes to be made or used a false record or statement material to a false or fraudulent claim;

- knowingly makes, uses or causes to be made or used a false record or statement material to an obligation to pay the government;

- knowingly conceals or knowingly and improperly avoids or decreases an obligation to pay or transmit money or property to the federal government; or

- conspires to commit the above acts.

Since each item or service billed to Medicare or Medicaid is a "claim," fines can be significant. The fact that a claim results from a kickback or violates the Physician Self-Referral Law (i.e., the "Stark Law") also may render it false or fraudulent, creating liability under the civil FCA, the federal Anti-Kickback Statute ("AKS") or the Stark Law.

No specific intent to defraud is required under the civil FCA. The civil FCA defines "knowing" to include not only actual knowledge but also instances in which a person (including an individual, organization or company) acts in deliberate ignorance or reckless disregard of the truth or falsity of the information. Further, the civil FCA contains a whistleblower provision that allows private citizens (typically current or former business partners, hospital or office staff, patients or competitors) to file a lawsuit on behalf of the United States (called "qui tam" suits) against those who have defrauded the government. Private citizens who successfully bring qui tam actions may receive a portion of the government's monetary recovery.

In addition, amendments to the FCA and Social Security Act impose severe penalties for the knowing and improper retention of overpayments collected from government payors. Under these provisions, within 60 days of identifying and quantifying an overpayment, a provider is required to notify the Centers for Medicare and Medicaid Services ("CMS"), the appropriate Medicare Administrative Contractor, or the U.S. Department of Health and Human Services, Office of Inspector General ("HHS-OIG") of any overpayment. A provider must explain how the overpayment occurred and what steps it intends to take to reduce the likelihood of future overpayments and return the overpayment. An overpayment impermissibly retained could subject a party to liability under the FCA, exclusion from government healthcare programs, including Medicare and Medicaid, and penalties under the federal Civil Monetary Penalties Law ("CMPL") discussed below.

The FCA provides for penalties that range from $5,500 to $11,000 (adjusted for inflation) for each false claim, plus up to three times the amount of damages caused by each false claim, which can be as much as the amounts received directly or indirectly from the government for each such false claim. On February 12, 2024, the U.S. Department of Justice ("DOJ") issued a final rule adjusting FCA penalties for inflation. Under subsequent inflationary adjustments implemented effective July 3, 2025, for violations occurring after November 2, 2015, the per-claim penalty now ranges from approximately $14,308 to $28,619 per claim, and these ranges are subject to further annual inflation adjustments under applicable law.

The federal government uses the FCA to prosecute a wide variety of alleged false claims and fraud allegedly perpetrated against Medicare and state healthcare programs, including but not limited to improper coding, billing for services not rendered, the submission of false cost or other reports, billing for services at a higher payment rate than appropriate, billing under a comprehensive code as well as under one or more component codes included in the comprehensive code (i.e., unbundling), billing for care that is not considered medically reasonable and necessary and false reporting of risk-adjusted diagnostic codes to Medicare Advantage ("MA") (or Part C) plans. Filing claims or failing to refund amounts collected in violation of the Stark Law can also form the basis for liability under the FCA. In addition to the provisions of the FCA, which provide for civil enforcement through "qui tam" whistleblower lawsuits, the federal government can also use several criminal statutes to prosecute persons who are alleged to have submitted false or fraudulent claims for payment to the federal government.

Federal Fraud and Abuse Laws

The federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations and related rules (collectively, "HIPAA"), is primarily known for its focus on the privacy and security of patient protected health information. However, when promulgated, HIPAA also established several criminal penalties for making false or fraudulent claims to any healthcare benefit program, which includes all healthcare payors (i.e., both government healthcare programs and private health insurance companies) (the "Healthcare Fraud" and "False Statements Relating to Healthcare Matters" statutes). The Healthcare Fraud statute prohibits knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program. The False Statements Relating to Healthcare Matters statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact by any trick, scheme or device. Additionally, the False Statements Relating to Healthcare Matters statute prohibits knowingly or willfully making any materially false, fictitious or fraudulent statement or representation, or making or using any materially false documentation, known to be materially false, fictitious or fraudulent in connection with the delivery of or payment for healthcare benefits, items or services. A violation of either statute is a felony and may result in fines or imprisonment or lead to exclusion from government sponsored healthcare programs. These provisions are intended to punish some of the same conduct in the submission of claims to private payors as the FCA covers in connection with governmental health programs.

In addition, the HHS-OIG can impose administrative sanctions under the CMPL for, among other violations:

- employing or contracting with individuals or entities who are excluded from participating in the federal healthcare programs;

- presenting a claim that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent;

- presenting a claim that the person knows or should know is for an item or service for which payment may not be made;

- violating the AKS;

- violating Medicare assignment provisions;

- violating the Medicare physician agreement;

- providing false or misleading information expected to influence a decision to discharge;

- failing to provide an adequate medical screening examination for patients who present to a hospital emergency department with an emergency medical condition or in labor; and

- making false statements or misrepresentations on applications or contracts to participate in the federal healthcare programs.

Moreover, the CMPL prohibits, among other things, offering or providing remuneration to a Medicare or Medicaid beneficiary that is likely to influence the beneficiary to order or receive items or services payable by federal healthcare programs from a particular provider, practitioner or supplier. "Remuneration" includes the transfers of items or services for free or for other than fair market value. Penalties for violating the CMPL range from $10,000 to $50,000 per violation, adjusted annually for inflation.

For example, providers who routinely waive co-payments, co-insurance or deductible amounts (or any part thereof) can also be liable under the AKS and FCA, either of which can result in additional penalties. While routine waivers of such cost sharing obligations are not allowed, a statutory exception to the AKS permits waivers of co-payments, co-insurance or deductible amounts based on individualized determinations of financial need or following the exhaustion of reasonable collection efforts. The HHS-OIG emphasizes, however, that such waivers should only be used occasionally to address special financial needs of a particular patient. Although this prohibition applies only to waivers of cost sharing amounts for federal healthcare program beneficiaries, the routine waivers of co-payments, co-insurance or deductibles offered to patients may violate the terms of commercial contracts as well as may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts and statutory or common law fraud.

State Fraud and Abuse Laws

Various states in which we operate have also adopted similar fraud and abuse laws as the federal laws and statutes described above. The scope of these laws and the interpretations thereof vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any payor, including patients and commercial insurers, and not just those reimbursed by a federally funded healthcare program. A determination of liability under such state fraud and abuse laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Health Information Privacy and Security Laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personally identifiable information ("PII"), including health information. In particular, HIPAA establishes privacy and security standards that limit the use and disclosure of protected health information ("PHI") and require the implementation of administrative, physical and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form. HIPAA's requirements apply to "covered entities" and their independent contractors, agents and other "business associates" that create, receive, maintain or transmit PHI in connection with providing services to covered entities. Certain of our affiliate entities provide healthcare services and, therefore, are considered covered entities under HIPAA. Additionally, other affiliate entities provide services on behalf of our healthcare provider partners, which creates a business associate relationship between the parties.

Violations of HIPAA may result in civil and criminal penalties. For the lowest penalty tier, the civil penalties range from $137 to $68,928 per violation, with a cap of approximately $2.1 million per year for violations of the same standard during the same calendar year. However, a single breach incident can result in violations of multiple standards. We must also comply with HIPAA's Breach Notification Rule. Under the Breach Notification Rule, covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which may compromise the privacy, security or integrity of the PHI. In addition, notification must be provided to HHS and the local media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. The regulations also require business associates of covered entities to notify the covered entity of breaches by the business associate.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA-covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the fine paid by the violator under the CMPL. In light of recent enforcement activity and statements from HHS, we expect increased federal and state HIPAA privacy and security enforcement efforts.

HIPAA also requires that covered entities and business associates adhere to HHS-adopted national standards establishing electronic transaction standards when transmitting certain healthcare data electronically.

Many states in which we operate and in which our customers reside also have laws that protect the privacy and security of sensitive and personal information, including health information. These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California, in which we operate, are more restrictive than HIPAA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our systems or planned operations to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. Additionally, both federal and state laws and rules governing data security and privacy are constantly evolving and may require additional modification to our systems or planned operations to comply with such changes.

In addition to HIPAA, state health information privacy and state health information privacy laws, we may be subject to other state and federal privacy laws, including, but not limited to, the Federal Trade Commission ("FTC") Act, which prohibit unfair privacy and security practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting.

Anti-Kickback Statute

The AKS makes it a criminal offense to knowingly and willfully offer, pay, solicit or receive any remuneration to induce, or in return for the referral of an individual to a person for the furnishing of, or arranging for the furnishing of, any item or service reimbursable under a federal healthcare program. The statute's prohibition also extends to remuneration to induce, or in return for, the purchasing, leasing or ordering of, or arranging for or recommending the purchasing, leasing or ordering of, any good, facility, service or item reimbursable by a federal healthcare program. "Remuneration" under the AKS includes the transfer of anything of value, directly or indirectly, overtly or covertly, in cash or in kind. Remuneration can take many forms besides cash, such as free rent, expensive hotel stays and meals and excessive compensation for medical directorships or consultancies. The AKS covers the payers of kickbacks (i.e., those who offer or pay remuneration) as well as the recipients of kickbacks (i.e., those who solicit or receive remuneration). The kickback prohibition applies to all sources of referrals, even patients, and each party's intent is a key element of their liability under the AKS.

The AKS can be violated if "one purpose" of the remuneration is to induce referrals for items or services reimbursable by a federal healthcare program. Moreover, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the FCA. Violations of the AKS constitute a felony punishable by a maximum inflation-adjusted fine of $124,732 per violation, imprisonment up to 10 years, or both. Administrative sanctions for violating the AKS may include exclusion from participating in Medicare, Medicaid or other federal healthcare programs. Under the CMPL, physicians who pay or accept kickbacks also face penalties of up to $50,000 per kickback plus three times the amount of the kickback at issue. Kickback violations can also lead to FCA liability. In addition to a few statutory exceptions, the OIG has published safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the AKS provided all applicable criteria are met. Compliance with a safe harbor is voluntary. The failure of a financial relationship or conduct to meet all criteria of an applicable safe harbor does not necessarily mean that the particular arrangement or conduct violates the AKS. Rather, if an arrangement or conduct does not satisfy all of the requirements to fit within a particular safe harbor, government regulators engage in a fact-specific, case-by-case inquiry to assess whether an arrangement or conduct violates the AKS or not. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities, such as the HHS-OIG or DOJ.

Kickbacks in healthcare are problematic because they may lead to overutilization, increased program costs, corruption of medical decision-making, patient steering and unfair competition. Besides the AKS, the beneficiary inducement statute also imposes civil money penalties on providers who offer remuneration to Medicare and Medicaid beneficiaries to influence them to use their services. The government does not need to prove patient harm or financial loss to the federal healthcare programs to show a violation of the AKS. In fact, a provider can be guilty of violating the AKS even if the provider rendered medically necessary items or services to a Medicare or Medicaid beneficiary.

Federal Stark Law

Section 1877 of the Social Security Act, also known as the Physician Self-Referral Law and commonly referred to as the Stark Law, prohibits a physician from making referrals for "designated health services" payable by Medicare to an entity with which he or she (or an immediate family member) has a financial relationship, unless the requirements of an applicable exception are satisfied. The Stark Law also prohibits an entity from filing claims with Medicare (or billing another individual, entity, or third-party payor) for any improperly referred designated health services. A financial relationship may be an ownership or investment interest in the entity or a compensation arrangement with the entity.

Although uncertainty exists, federal agencies and at least one court have taken the position that the Stark Law also applies to Medicaid. Designated health services are defined to include, among others, clinical laboratory services, physical therapy services, occupational therapy services, radiology and certain other imaging services, durable medical equipment and supplies, parenteral and enteral nutrients, equipment and supplies, home health services, outpatient prescription drugs, inpatient and outpatient hospital services and outpatient speech-language pathology services.

The types of financial arrangements between a physician and an entity providing designated health services that trigger the self-referral prohibitions of the Stark Law are broad and include direct and indirect ownership and investment interests and compensation arrangements. The Stark Law is a strict liability statute, which means proof of specific intent to violate the law is not required. The Stark Law prohibits the submission, or causing the submission, of claims in violation of the law's restrictions on referrals. The Stark Law, however, establishes a number of specific exceptions and grants the HHS Secretary the authority to create regulatory exceptions for financial relationships that do not pose a risk of program or patient abuse. The failure to meet an exception may result in significant consequences.

If the Stark Law is implicated, the financial relationship must fully satisfy a Stark Law exception. If an exception is not satisfied, then the parties to the arrangement could be subject to sanctions, including denial of payment for claims for services provided in violation of the statute, mandatory refunds of amounts collected for such services, imposition of civil money penalties of up to $31,670 (adjusted annually for inflation) for each violation and three times the dollar value of each such service as well as possible exclusion from participation in the federally funded healthcare programs, including Medicare and Medicaid. A person who engages in a scheme to circumvent the Stark Law's prohibitions may be fined up to $211,146 for each applicable arrangement or scheme.

CMS's Voluntary Self-Referral Disclosure Protocol sets forth a process to enable providers of services and suppliers to self-disclose actual or potential violations of the physician self-referral law. Additionally, pursuant to the Affordable Care Act of 2010 (the "Affordable Care Act"), the HHS Secretary has the authority to reduce the amount due and owing for Stark Law violations. Amounts collected on claims related to prohibited referrals must be reported and refunded generally within 60 days after the date on which the overpayment was identified and quantified. In addition, the government and some courts have taken the position that claims presented in violation of the various statutes, including the Stark Law, and failure to return overpayments in a timely manner can form the basis for liability under the FCA.

U.S. Corporate Practice of Medicine; Fee Splitting

The laws and regulations relating to our operations vary from state to state and many states prohibit general business corporations, such as us, from practicing medicine, controlling physicians' or other clinicians' medical decisions or engaging in some practices such as splitting professional fees with clinicians. Among other assistance, we provide administrative services, billing services, marketing services, information technology services and make our intellectual property available to healthcare providers, physicians or physician-owned professional associations and professional corporations as part of our business. An important aspect of our strategy is to form contractual relationships with different providers pursuant to which we assist them with providing their patients with medical transportation and/or mobile health services and they pay us for those services out of the fees they collect from patients and third-party payors. The contractual relationships we enter into are subject to various state laws that prohibit fee splitting or the practice of medicine by lay entities or persons and are intended to prevent unlicensed persons from interfering with or influencing the physician's professional judgment. In addition, various state laws also generally prohibit the sharing of professional services income with nonprofessional or business interests. Some activities may be considered an element of the practice of medicine in many states, even though they are not directly related to the delivery of healthcare services.

Accordingly, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found compliant. Additionally, it is possible that the laws and rules governing the practice of medicine and fee splitting in one or more jurisdictions may change, or be interpreted differently, in a manner adverse to our business. While our contractual arrangements state that we cannot control, influence, or otherwise interfere with the practice of medicine, and provide that licensed physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, we cannot assure you that our contractual arrangements and activities are free from scrutiny from governmental authorities. In addition, we take steps to confirm the fees for the services we provide are commercially reasonable and fair market value.

State corporate practice of medicine and fee-splitting laws vary from state to state and are not always consistent. In addition, these requirements are subject to broad powers of interpretation and enforcement by state regulators. Notwithstanding the protections and limitations that are in place, the possibility of a determination that our contractual arrangements create an impermissible delegation of clinical control and/or impermissible fee-splitting by a physician practice to an unlicensed person remains. Such a determination could lead to adverse judicial or administrative action against us and/or the healthcare providers we contract with; civil or criminal penalties; the inability to contract with managed care companies or governmental payors; receipt of cease-and-desist orders from state regulators; loss of licenses; and the need to make changes to the terms of engagement with the providers that we contract with, which could substantially interfere with our business.

International Regulation

We expect to continue to expand our operations internationally through both organic growth and acquisitions. Our international operations are subject to different, and sometimes more stringent, legal and regulatory requirements, which vary widely by jurisdiction, including anti-corruption laws such as the Foreign Corrupt Practices Act of 1977, as amended, and corresponding foreign laws, including the U.K. Bribery Act 2010; regulation by the U.S. Treasury's Office of Foreign Assets Control and economic sanctions laws; various privacy, insurance, tax, tariff and trade laws and regulations; corporate governance, privacy, data protection, data mining, data transfer, labor and employment, intellectual property, consumer protection and investment laws and regulations; discriminatory licensing procedures; required localization of records and funds; and limitations on dividends and repatriation of capital.

Other Regulations

Our operations are subject to various state hazardous waste and non-hazardous medical waste disposal laws. These laws do not classify as hazardous most of the waste produced from healthcare services. OSHA regulations require employers to provide workers who are occupationally subject to blood or other potentially infectious materials with prescribed protections. These regulatory requirements apply to all healthcare facilities, including primary care centers, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide or deploy hepatitis B vaccinations, personal protective equipment and other safety devices, infection control training, post-exposure evaluation and follow-up, waste disposal techniques and procedures and work practice controls. Employers are also required to comply with various record-keeping requirements.

Some of our operations may be subject to compliance with certain provisions of the federal Fair Debt Collection Practices Act and comparable statutes in many states. Under the Fair Debt Collection Practices Act, a third-party collection company is restricted in the methods it uses to contact consumer debtors and elicit payments with respect to placed accounts. Requirements under state collection agency statutes vary, with most requiring compliance similar to that required under the Fair Debt Collection Practices Act. Many of the states in which we operate have comparable state statutes as well.

See the section of this Annual Report titled "Risk Factors — Risks Related to DocGo's Legal and Regulatory Environment."

Available Information

We file or furnish electronically with the SEC our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports. We make copies of these reports and amendments thereto available on our website at *www.DocGo.com*, under "Investors," free of charge as soon as reasonably practicable after filing or furnishing these reports with the SEC.

Item 1A.   Risk Factors.

You should carefully consider the risks described below, which could have a material adverse effect on our business, financial condition, reputation, results of operations (including revenues and profitability) and/or share price, with all of the other information included in this Annual Report. The Company may not be able to accurately predict, control or mitigate these risks. The disclosures in this section reflect DocGo's beliefs and opinions as to factors that could materially and adversely affect DocGo in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past. In addition, the risks and uncertainties described below are not exhaustive and should not be considered a complete statement of all potential risks or uncertainties that the Company faces or may face in the future.

Risks Related to DocGo's Business Strategy

DocGo's failure to successfully implement its business strategy could adversely affect its business.

DocGo's future financial performance and success is dependent in large part upon its ability to implement its business strategy successfully. DocGo's business strategy includes several initiatives, including:

- developing new contractual relationships with insurance carriers and other healthcare industry payors, hospital systems, healthcare providers, municipalities and other strategic partners;

- expanding its business with existing partners;

- capitalizing on organic growth opportunities such as growing complementary and integrated service offerings, particularly with respect to its mobile health solutions, including its care gap closure programs;

- pursuing selective acquisitions to expand its geographic presence and accelerate growth of its service offerings; and

- enhancing operational efficiencies and productivity.

DocGo may not be able to implement its business strategy successfully or achieve the anticipated benefits of its business plan, which could adversely affect its long-term growth, profitability and ability to service its debt obligations. Even if DocGo is able to implement some or all of the initiatives of its business plan, one or more initiatives may not be successful or if successful, may not achieve the anticipated goals, results or outcomes, and DocGo's operating results may not improve to the extent it anticipates, or at all, or it could be adversely affected.

Implementation of DocGo's business strategy could also be negatively impacted by a number of factors beyond its control, including increased competition; government regulation; general macroeconomic conditions, including an inflationary environment; rising interest rates and recessionary fears; the geopolitical environment, including uncertainty with respect to U.S. relations with China and other countries; the war in Ukraine, conflict in the Middle East and surrounding areas and rising tensions in the Taiwan Strait; pandemics or endemics; and increased operating costs, including costs of labor or other expenses. In particular, DocGo's future success is contingent on its ability to both penetrate new markets and further penetrate existing markets, which is subject to a number of uncertainties, including DocGo's ability to maintain its current operating licenses and obtain necessary licenses in new markets, establish and grow new customer relationships and attract and retain skilled personnel. Expanding service offerings such as DocGo's mobile health solutions also carries unique risks, including lack of market acceptance or the potential inability to realize an appropriate return, if any, on the capital invested. Government regulations in both DocGo's domestic and international markets could also delay or prevent expansion or the introduction of new service offerings or require changes to some of DocGo's current service offerings, which could negatively impact the success of DocGo's strategies and financial results. In addition, to the extent DocGo has misjudged the nature or extent of industry trends or its competition, it may have difficulty in identifying new provider partners, achieving any geographic expansion, introducing new service offerings or achieving DocGo's other strategic objectives. As such, due to these and other known and unknown risks, DocGo cannot assure you that its business strategy will be successful, and any failure to effectively implement its business strategy and otherwise grow the business could have a material adverse effect on DocGo's business, financial condition and results of operations.

DocGo incurs significant up-front costs in its client relationships and any inability to maintain and grow these client relationships over time or to recover these costs could adversely affect its business.

DocGo's business strategy depends heavily on achieving economies of scale because its initial up-front investment is costly and the associated revenue is recognized on a ratable basis. DocGo devotes significant resources to establish relationships with its clients and implement its solutions. DocGo typically incurs higher variable costs for labor and medical and other supplies in the initial stages of a project, as the focus at that stage is on ensuring that the projects are staffed and stocked properly, even at the risk of temporarily overstaffing the project until revenue achieves the anticipated scale. These risks are heightened when the client is a large enterprise, such as large healthcare systems, payors, or government partners. See "— Risks Related to DocGo's Business and Industry — DocGo's reliance on government contracts could adversely affect its business" below. Accordingly, DocGo's results of operations depend, in substantial part, on its ability to maintain and grow its relationships with customers over time, allowing DocGo to build economies of scale and recoup up-front costs. Additionally, as DocGo's business grows, its client acquisition costs could outpace its build-up of recurring revenue, and DocGo may be unable to successfully manage its total operating costs to achieve profitability, or if achieved, to maintain profitability. If DocGo fails to achieve appropriate economies of scale or if it fails to manage or anticipate demand, its business, financial condition and results of operations could be materially adversely affected.

The growth of DocGo's business depends, in part, on its ability to execute on its acquisition strategy.

A significant portion of DocGo's historical growth has occurred through acquisitions, such as its acquisition of Government Medical Services, LLC, Ryan Brothers Ambulance Fort Atkinson, LLC, Exceptional Medical Transportation, LLC and Community Ambulance Service Ltd in 2022, Cardiac RMS, LLC in 2023, and Professional Technicians, LLC, SteadyMD, Inc. and Primary Care Ambulance Corporation in 2025, and DocGo may continue to grow through acquisitions in the future. DocGo's growth strategy is primarily focused on geographic and services expansion, and acquisitions may help DocGo obtain the infrastructure, licenses or other resources necessary to enter new markets and provide new services in the future. DocGo evaluates, and expects to continue to evaluate, a variety of possible acquisition opportunities as they arise.

DocGo cannot predict the timing of any potential acquisitions, and there can be no assurances that DocGo will identify suitable acquisition opportunities in the geographies into which it expects to grow or, if it does, that any transaction can be consummated on terms acceptable to it, if at all. DocGo also competes for acquisitions with other potential acquirers, some of which may have greater financial or operational resources than DocGo. A significant change in DocGo's business; macroeconomic factors, including inflationary pressures, rising interest rates and recessionary fears; unexpected decreases in cash flows; tightening of the capital markets; or any restrictions imposed by DocGo's debt obligations may limit its ability to obtain the necessary capital for acquisitions or otherwise impede its ability to complete an acquisition. Certain proposed acquisitions or dispositions may also trigger regulatory review by governmental agencies, including the U.S. Department of Justice and the U.S. Federal Trade Commission, under their respective regulatory authority. Any delay, prohibition or modification required by regulatory authorities for competitive purposes or otherwise could adversely affect the terms of a proposed acquisition or could require DocGo to modify or abandon an otherwise attractive acquisition opportunity. The failure to identify suitable transaction partners and to consummate transactions on acceptable terms, or at all, could adversely affect DocGo's business, financial condition and results of operations.

DocGo's acquisition strategy exposes it to significant risks and additional costs.

Acquisitions involve risks that the businesses acquired will not perform as expected or provide sufficient infrastructure and other resources necessary to operate in a given geography, and DocGo's judgments regarding the values, strengths and weaknesses and profitability of acquired businesses may prove to be wrong. DocGo may be held liable for certain unforeseen pre-acquisition liabilities of an acquired business, including, among others, tax liabilities, environmental liabilities, liabilities for regulatory violations and liabilities for employment practices, and these liabilities could be significant. In addition, an acquisition could result in the impairment of client relationships and other acquired assets, such as goodwill. DocGo may also incur costs and experience inefficiencies to the extent an acquisition expands the services, markets or geographies in which it operates. Acquisitions may require that DocGo incur additional debt to finance the transaction, which could be substantial and limit its operating flexibility or, alternatively, acquisitions may require that DocGo issue shares of its Common Stock as consideration, which could dilute share ownership. Acquisitions can also involve post-transaction disputes regarding a number of matters, including a purchase price or working capital adjustment, earn-out or other contingent payments, environmental liabilities or other obligations. DocGo's recent growth and its acquisition strategy have placed, and may continue to place, significant demands on management's time, which may divert their attention from DocGo's day-to-day business operations and may lead to significant due diligence and other expenses regardless of whether DocGo pursues or consummates any potential acquisition. DocGo also may not be able to manage its growth resulting from acquisitions due to the number, diversity and geographic disparity of the businesses it may acquire or for other reasons. These and other risks related to acquisitions could adversely affect DocGo's business, financial condition and results of operations.

Any inability to successfully integrate acquisitions or realize their anticipated benefits could adversely affect DocGo's business.

Acquisitions require that DocGo integrate separate companies that have historically operated independently or as part of another, larger organization, and that have different systems, processes and cultures. DocGo may not be able to successfully integrate any business it has acquired or may acquire, or may not be able to do so in a timely, efficient or cost-effective manner. Risks related to the successful integration of an acquired business include:

- diverting the attention of DocGo's management and that of the acquired business;

- merging or linking different accounting and financial reporting systems and systems of internal controls and, in some instances, implementing new controls and procedures;

- confirming that such controls and procedures are in compliance with DocGo's requirements under the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act');

- merging computer, technology and other information networks and systems, including enterprise resource planning systems and billing systems;

- assimilating personnel, human resources, billing and collections and other administrative departments and potentially contrasting corporate cultures;

- disrupting relationships with or losses of key clients and suppliers of DocGo's business or the acquired business;

- interfering with, or loss of momentum in, DocGo's ongoing business or that of the acquired company;

- failure to retain DocGo's key personnel or that of the acquired company; and

- delays or cost-overruns in the integration process.

DocGo's inability to manage its growth through acquisitions, including its inability to manage the integration process, and to realize the anticipated benefits of an acquisition could have a material adverse effect on its business, financial condition and results of operations.

DocGo has entered in the past, and may enter in the future, joint ventures and other contractual relationships with healthcare provider partners and other strategic partners that may be novel and subject to certain commercial and other risks, and DocGo cannot guarantee that such partnerships will be operationally or financially successful.

DocGo has entered in the past, and may enter in the future, joint ventures and other contractual relationships with healthcare provider partners and other strategic partners to expand into new markets and further penetrate existing markets. The structure of such arrangements may be novel in DocGo's industry and subject to commercial and other risks and uncertainties that are different from those underlying DocGo's other revenue streams, and DocGo cannot guarantee that such partnerships will be operationally or financially successful.

For example, strategic partners may have business or economic interests that are inconsistent with those of DocGo and may take actions contrary to DocGo's interests or disagree with decisions that DocGo believes are appropriate. Certain structures can also lead to disputes with partners, which could require DocGo's management to commit additional time and resources to resolve any disagreements or, in some instances, may lead to arbitration or litigation. If a contractual relationship carries termination rights, a partner may choose to exit the relationship prematurely and, in certain arrangements, the partner may have the option to sell its interest in the venture to DocGo or acquire DocGo's stake, even if the venture is beneficial to DocGo and in DocGo's interest to continue the venture. If one of DocGo's partnerships or any of its strategic partners is subject to a regulatory investigation or legal dispute or is otherwise the subject of any negative publicity, DocGo may be associated with the matter and be similarly harmed, regardless of whether the specific partnership or DocGo itself had any connection to the underlying matters. In addition, DocGo may, in certain circumstances, be liable for the actions of its partners. Contractual relationships such as these can also raise fraud and abuse issues. For example, the OIG has taken the position that certain contractual relationships between a party that makes referrals and a party that receives referrals for a specific type of service may violate the AKS if not appropriately structured.

Any of the foregoing risks or other risks related to DocGo's strategic partners and other relationships could have a material adverse effect on DocGo's business, financial condition and results of operations.

Risks Related to DocGo's Business and Industry

The high level of competition in DocGo's industry could adversely affect its business.

The medical transportation industry is highly competitive. In its Transportation Services segment, DocGo competes with governmental entities, including cities and fire districts, hospitals, local and volunteer private providers and other regional and local private companies. The industry also includes several large national and regional providers such as Falck, Global Medical Response (including its subsidiary American Medical Response, or AMR), SeniorCare EMS, Priority Ambulance, PatientCare EMS Solutions and Acadian Ambulance. Key competitive factors in the medical transportation services industry include the ability to improve customer service, such as on-time performance and efficient call intake; to provide comprehensive clinical care; and to recruit, train and motivate employees, particularly ambulance crews who have direct contact with patients and healthcare personnel. Pricing, billing and reimbursement expertise are also very important.

While the mobile health/telehealth market is in an early stage of development, it is also competitive and DocGo expects it to become increasingly competitive in the future, which could make it difficult for DocGo to succeed. Major competitors (in each case relative to only some of DocGo's products or services) include much larger, national or regional telehealth or in-home healthcare service providers such as DispatchHealth, Modivcare, Option Care Health, Teladoc, Amwell, Signify Health (acquired by CVS in March 2023), MedArrive, Biofourmis and One Medical (acquired by Amazon in February 2023). DocGo also believes there are several smaller, private organizations providing in-home or on-site care utilizing different, higher cost healthcare providers. Non-traditional providers and others such as large health systems or payors, some of which may be DocGo customers or partners, may enter the space using consumer-grade video conferencing platforms such as Zoom and Twilio or develop innovative technologies or business activities that could be disruptive to the industry. Competition could also increase from large technology companies such as Apple, Amazon, Facebook, Verizon or Microsoft, who may develop their own telehealth or mobile health solutions or acquire existing industry participants, such as Amazon's acquisition of One Medical in February 2023, as well as from large retailers like Walmart, CVS and others. Competition in the mobile health and telehealth industry is primarily based on scale; ease of use, convenience and accessibility; brand recognition; breadth, depth and efficacy of telehealth and mobile health services; technology; clinical quality; customer support; cost; reputation; and customer satisfaction and value.

DocGo may not be successful in maintaining or growing its competitive position in one or more of its existing markets or in those into which it may expand. Some of DocGo's competitors may have access to greater financial or other resources than it does, which may afford them greater power, efficiency, financial flexibility, geographical reach or capital resources for growth. In addition, some of DocGo's competitors are vertically integrated and can leverage this structure to their advantage. DocGo may fail to identify optimal service or geographic markets, focus its attention on suboptimal service or geographic markets or fail to execute an appropriate business model in certain service or geographic markets. DocGo's competitors may develop new services or technologies that are superior to DocGo's, develop more efficient or effective methods of providing services or adapt more quickly, efficiently or effectively than DocGo to new technologies and opportunities. DocGo's competitors may be positioned to provide better services or influence customer requirements, or more quickly respond to changing customer requirements, and thereby establish stronger customer relationships. DocGo's competitors may offer their services at lower prices because, among other things, they may possess the ability to provide similar services more efficiently, as part of a bundle with other services or generally at a lower cost. These pricing pressures could require DocGo to lower its prices to at or below its costs, requiring DocGo to sacrifice margins or incur losses. Alternatively, DocGo may choose to forgo entering certain markets or exit other markets, which could limit its growth and competitive reach. Any failure by DocGo to compete or to generally maintain and improve its competitive position could adversely affect its business, financial condition and results of operations.

DocGo's revenues could be adversely affected if it loses some or all of its business under existing contracts.

A significant portion of DocGo's revenue growth has historically resulted from increases in the business and related fees it collects under existing contracts and the addition of new contracts. DocGo's contracts with healthcare providers and other customers generally have terms of one to three years (in some cases automatically renewing), and some of its contracts are terminable by either of the parties upon notice of as little as 30 days. If DocGo is unable to address a customer's needs in a timely fashion, or a customer is not satisfied with the quality of work performed by DocGo, such customer may decide not to renew its contract or seek to terminate their relationship with DocGo. Even if DocGo has an existing contract with a healthcare provider, the contract does not create any exclusive relationship, and even if DocGo is given preferred status, the customer often still conducts business with one or more of DocGo's competitors. For example, execution under DocGo's medical transportation services contracts requires that an ambulance or other necessary fleet vehicle be available and within a certain proximity at the time of need and, if one is not available, the customer can and will seek alternative options. Furthermore, certain of DocGo's contracts will expire during each fiscal period, and DocGo may be required to seek renewal of these contracts through a formal bidding process, or, in some cases, either DocGo or the customer may decline to seek renewal. For example, in the second quarter of 2023, the Company began providing services to the migrant population in New York City and in upstate New York. Some of these services were provided pursuant to a contract with an ending date during the second quarter of 2024. While a portion of that contract was extended through December 31, 2024, other services began winding down in May 2024. The wind-down of all services under such contract accelerated during the third quarter of 2024 and was completed in the fourth quarter of 2024. As a result, Mobile Health Services revenues were significantly lower for the year ended December 31, 2025 compared to the year ended December 31, 2024. Even if DocGo is successful in renewing a contract, the contract may contain terms that are not as favorable to DocGo as its current contracts. There can be no assurances that DocGo will successfully retain its existing contracts and any loss of contracts or reduction in services provided thereunder or under any renewal could have a material adverse effect on DocGo's business, financial condition and results of operations.

DocGo's reliance on government contracts could adversely affect its business.

In recent years, DocGo's government contract work has represented a substantial portion of its overall revenue, representing approximately 48%, 72% and 73% of DocGo's revenues for the years ended December 31, 2025, 2024 and 2023, respectively. While government contract work is no longer core to DocGo's growth strategy, DocGo anticipates some level of revenue from such work going forward. Government contract work is subject to significant risks and uncertainties. For example, only eligible parties can bid on and service most government contracts, which requires DocGo to comply with various statutes, rules, regulations and other governmental policies, including those related to wages, benefits, overtime, working conditions, equal employment opportunity, affirmative action and drug testing.

If DocGo fails to comply with any of these requirements, it may be suspended or barred from government work or subject to various administrative sanctions and civil and criminal penalties and fines. Government contract work subjects DocGo to government audits, investigations and proceedings, which could also lead to DocGo being barred from government work or subjected to fines if it is determined that a statute, rule, regulation, policy or contractual provision has been violated. Audits can also lead to adjustments to the amount of contract costs DocGo believes are reimbursable or to the ultimate amount DocGo may be paid under the agreement. Responding to audits can be costly, time-consuming and a significant distraction to management as well.

In addition, government contracts typically include strict provisions relating to service level agreements ("SLAs"), involving specific operating performance metrics with which the provider must comply. Failure to comply with these SLAs could result in DocGo receiving reduced revenues from these contracts, DocGo being removed from the project in favor of another provider or DocGo's programs ceasing entirely.

Additionally, governments are typically under no obligation to maintain funding at any specific level, and funds for government programs can be eliminated with little or no notice. Given the currently uncertain general economic outlook, whereby a recession could lead to a reduction in a government's tax revenues, as well as recent changes in the policies and priorities of the U.S. administration, and potential changes in the controlling political party in municipalities, who might be less favorably inclined toward government spending on healthcare and other social services, the long-term outlook for funding for certain government programs is uncertain. As a result, contracts with government agencies may only be partially funded or may be terminated, and DocGo may not realize all of the potential revenue from those contracts. Government contracts typically can be paused or canceled entirely at any time, in whole or in part, at the government's convenience or the government can default with little or no prior notice. Under these circumstances, the contractor typically receives payment only for the lesser of the work completed or the amount authorized under the contract, but not the anticipated revenue and profit that could have been earned had the contract been completed. A temporary stoppage or delay or the complete cancellation of a project can create inefficiencies, such as leaving portions of DocGo's fleet idle for a significant period of time, cause DocGo to lose some or all of its investment in the project or result in financial and other damages that DocGo may not be able to recover from the government. The timing of project awards, including expansions of existing projects, is also unpredictable and can involve complex and lengthy negotiations and competitive bidding processes.

Federal, state and local governments may also from time to time adopt, implement or modify certain policies or directives that may adversely affect DocGo's business. For example, governments may in the future review their use of for-profit service providers such as DocGo and may cancel or decide not to renew existing contracts or opt not to enter new contracts with such providers. Changes in government policy or the political landscape relating to immigration or population health programs may also result in a decrease in DocGo's government contract work and related revenues.

Other risks associated with government contracting include more extended collection cycles, due in part to the sometimes prolonged contract registration, invoicing and payment processes, and heightened or unlimited indemnification obligations required in government contracts. Any failure to maintain and grow DocGo's government contract revenues for one or more of these or any other reasons could adversely affect DocGo's business, financial condition and results of operations.

A significant portion of DocGo's recent revenue is derived from a small number of large customers.

A significant portion of DocGo's revenues in 2025 was derived from one customer, which accounted for approximately 33% of total revenues. This customer was a public benefit corporation, operating and provisioning services on behalf of a variety of municipal agencies. DocGo's services for this customer are provided under several different contracts, spanning a variety of projects. These contracts are not guaranteed and are terminable at will by the customer, in some cases in as little as 15 days' notice. However, termination of any one of those particular contracts does not necessarily indicate a greater likelihood of termination of any of the customer's other contracts, as these contracts are awarded on a per project basis, with each project running independently of the others. DocGo cannot assure you that its largest customer or other large customers will continue to do business with DocGo on terms or at rates currently in effect, if at all, or will not elect to do business with DocGo's competitors or otherwise perform their own services themselves. For example, DocGo's second largest customer in 2024 and 2023 was a municipal agency, and DocGo ceased providing services to such agency in the fourth quarter of 2024, resulting in significantly lower

Mobile Health Services revenues in 2025 compared to 2024 or 2023. The loss of one of DocGo's other top customers, if not offset by revenues from new or other existing customers, could adversely affect DocGo's business, financial condition and results of operations.

Impairments of the carrying value of DocGo's goodwill and other intangible assets have adversely affected its financial condition and results of operations and could again in the future.

DocGo's goodwill and other intangible assets have represented a significant portion of its total assets. DocGo tests its goodwill and indefinite-lived intangible assets for impairment annually and whenever events or changes in circumstances indicate that it is more likely than not that the goodwill or other intangible assets will be impaired. A significant amount of judgment is involved in determining if an indication of impairment exists. Factors indicating impairment of goodwill or other intangible assets may include, among others: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of DocGo's financial performance; or (iv) a sustained decrease in DocGo's market capitalization, as indicated by its publicly quoted share price, below its net carrying value. There are inherent uncertainties in management's estimates, judgments, and assumptions used in the impairment evaluation process.

During the year ended December 31, 2025, impairments of the carrying value of DocGo's goodwill and other intangible assets have adversely affected its financial condition and results of operations. For example, during the third quarter of 2025, DocGo noted a sustained reduction of revenue and forecasts in connection with its Mobile Health Services operating segment, and performed an interim impairment test of its goodwill as well as its customer relationships in Rapid Temps and trade credits, both of which are finite-lived intangible assets within the Mobile Health Services operating segment. This resulted in a non-cash goodwill impairment charge of $8,718,398 and a total non-cash finite-lived intangible asset impairment charge of $8,020,343 for the year ended December 31, 2025.

In addition, during the fourth quarter of fiscal 2025, DocGo identified a sustained decrease in its publicly quoted share price and market capitalization, and accordingly, performed a test of its goodwill and intangible assets within the Mobile Health Services, Transportation Services, and Corporate operating segments. The asset groups other than goodwill identified for impairment testing consisted of computer software, operating licenses, internally developed software, material contracts, customer relationships, trademarks, non-compete agreements, domain names, software license agreements, and acquired developed technology. This resulted in a non-cash goodwill impairment charge of $49,509,698 and a total intangible asset impairment charge of $22,627,902 for the year ended December 31, 2025.

To the extent DocGo regains goodwill or other intangible assets, we cannot guarantee that in future periods we will not be required to recognize additional impairment charges, which could adversely affect our financial condition and results of operation. For further information on our evaluation of impairment of our goodwill, please read the discussion in Note 2, "Summary of Significant Accounting Policies" to our Consolidated Financial Statements.

Negative media coverage and publicity could damage DocGo's reputation and harm its ability to bid for and win government and other contracts.

DocGo's reputation has been, and could in the future be, adversely affected by unfavorable publicity regarding, for example, the Company, its products or services, its management team and board of directors, its government contracts and its financial performance, regardless of whether such claims are accurate. For example, DocGo has been the subject of media coverage and other publicity regarding certain of its contracts with New York City. Any such negative publicity could have an adverse effect on DocGo's relationships with its customers, and accordingly, harm its ability to bid for and win government and other contracts. As a result, DocGo's business, financial condition and results of operations may be adversely affected.

If certain of DocGo's suppliers do not meet its needs or if there are material price increases on supplies, it could negatively impact DocGo's ability to effectively provide its services, which could have a material adverse effect on DocGo's business, financial condition and results of operations.

In order to effectively provide its services, DocGo's suppliers must provide it with sufficient vehicles and medical and other supplies at acceptable costs and on a timely basis. Such vehicles and supplies must also comply with regulatory requirements and quality control standards and meet agreed upon specifications.

DocGo's suppliers may encounter problems that limit their ability to meet DocGo's needs, including, among other things, production schedule or supply chain issues, labor shortages, financial difficulties, damage to manufacturing equipment or facilities, and disputes with DocGo or other parties. An increase in the volume of services that DocGo provides, whether projected or unexpected, could also impact suppliers' ability to meet DocGo's needs.

In addition, geopolitical events, inflation, increased tariffs, trade disputes and other factors affecting the macroeconomic environment could negatively impact the price and availability of vehicles and supplies that DocGo purchases from its suppliers.

Although DocGo believes that the vehicles and supplies that its operations require are available from alternative sources, if any of DocGo's current suppliers do not meet its needs, and DocGo is unable to find adequate alternative sources, or if DocGo experiences material price increases from these suppliers that it is unable to mitigate, it could have a material adverse effect on DocGo's business, financial condition and results of operations.

DocGo's participation in partnerships driven by value-based reimbursement models may have a material adverse effect on its business, financial condition and results of operations.

As part of its business strategy, DocGo intends to enter into partnerships with health plans based on value-based reimbursement models that involve risk-sharing. These payment models are specifically designed to improve patient health outcomes while reducing overall costs, as reimbursement is tied to quality of care and effectively managing total cost of care. However, there can be no assurance that such models will be profitable to DocGo. Under these arrangements, DocGo may agree to assume partial or full risk for monthly deficits in funds established to provide care to patients in exchange for receiving the benefit of any surpluses. If DocGo is unable to accurately predict, price for and manage costs, such partnerships may not be profitable, and DocGo's results of operations could be materially and adversely affected.

In addition, DocGo intends to enter these partnerships as pilot programs, and there is no assurance that they will continue or be renewed or expanded. Further, many states do not have a well-developed body of law or regulatory guidance for these models. As a result, new and existing laws, regulations or regulatory guidance could subject DocGo to the risk of restructuring or terminating these partnerships, as well as regulatory enforcement, penalties and sanctions if state or federal government enforcement agencies disagree with DocGo's interpretation of applicable laws. These and other risks related to DocGo's participation in partnerships based on value-based reimbursement models may have a material adverse effect on its business, financial condition and results of operations.

DocGo may enter into a large-scale deployment of resources in response to a national emergency as a subcontractor to FEMA or other similar entities, which may adversely affect DocGo's business.

DocGo does not believe that a FEMA deployment would adversely affect its ability to service its customers, and DocGo is not contractually obligated to respond to FEMA requests. However, if management elects to participate in response to a national emergency, any significant FEMA deployment would require significant management attention and could reduce DocGo's ability to pursue other opportunities, including its geographic expansion and growth strategies, which could have an adverse effect on DocGo's business, financial condition and results of operations.

The COVID-19 pandemic has had, and a future health crisis may have, a material impact on DocGo's business.

The COVID-19 pandemic and related direct and indirect impacts adversely affected, and a future health crisis may adversely affect, DocGo's Transportation Services segment. COVID-19 also heightened, and a future health crisis may heighten, various risks related to DocGo's business.

For example, should there be a health crisis among DocGo's employees in one or more of its markets, DocGo may need to significantly reduce or cease operations in that market. DocGo's cost structure may also be adversely impacted by a health crisis. A number of DocGo's suppliers were negatively impacted by the COVID-19 pandemic, and there were significant disruptions in its supply chains, particularly with respect to the personal protective equipment ("PPE") that DocGo's healthcare professionals require to do their jobs. Shortages in the availability of PPE have limited, and in the future may limit, DocGo's ability to meet demand and provide its services to customers in a timely manner. Limitations on the availability or increases in the price of PPE have had, and could in the future continue to have, an adverse effect on DocGo's business and results of operations.

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A health crisis may adversely affect many industries as well as the economies and financial markets of many countries, including the United States, potentially causing a significant deceleration of economic activity. Such a slowdown could reduce production, decrease demand for a broad variety of goods and services, diminish trade levels and lead to widespread corporate downsizing, causing a sharp increase in unemployment. A health crisis may also disrupt and cause extreme volatility in the global capital markets, which may increase the cost of capital. The long-term impact of a health crisis, such as COVID-19, on the U.S. and world economies is uncertain.

The degree to which a health crisis impacts DocGo's business operations, strategy, financial condition and results of operations depends on future developments, which are highly uncertain, continuously evolving and unpredictable, including, but not limited to, the severity of any new outbreaks, resurgences and variants, actions taken to contain resurgences or variants or to address their impact, and other effects. Such impacts could have a material adverse impact on DocGo's business, strategy and financial condition.

Risks Related to DocGo's Limited Operating History

DocGo's limited operating history may make it difficult to evaluate its business, which may be unsuccessful.

DocGo has a limited operating history. As such, there is limited information on which to base an evaluation of its business and prospects. DocGo's operations are subject to all of the risks inherent in the establishment of a business, including adding management personnel, managing general expenditures and managing the timing of payments to vendors and cash receipts from customers, and its success may be limited by unexpected expenses, difficulties, inefficiencies, complications and delays, including the need for additional financing, challenges with the successful commercialization of its services and its geographic expansion, market and customer acceptance of its services and technologies, unexpected issues with federal or state regulatory authorities, competition from larger operations, uncertain intellectual property protection, fluctuations in expenses and dependence on corporate partners and collaborators. Any failure to successfully address these and other risks and uncertainties commonly associated with early-stage companies could seriously harm DocGo's business and prospects, and it may not succeed given the challenges it faces in the markets in which it operates or may choose to expand into in the future. Additionally, DocGo's strategy of providing healthcare transportation services with significant reliance on a mobile platform is novel, the mobile health and telehealth industry is nascent and still evolving, and there are no well-established companies offering the "last-mile" mobile health solutions that DocGo offers, all of which carry their own unique risks, including market and consumer acceptance and adoption. Any evaluation of DocGo's business and its prospects must be considered in light of these factors and the other risks and uncertainties frequently encountered by companies in this early stage of development. No assurance can be given that DocGo will be able to successfully navigate these issues or implement any of its growth strategies in a timely or effective manner, which could negatively impact DocGo's business, financial condition and results of operations.

Much of DocGo's revenue, employee and operations growth has occurred during recent years, which has been partially driven by significant COVID-related impacts and migrant-related projects. However, as the COVID-19 pandemic has reached endemic levels and the public health emergency declaration has ended, demand for COVID-related products has subsided, DocGo's COVID testing-related revenues have declined, and in 2023 such revenues represented an insignificant proportion of the Company's overall revenues. In the second quarter of 2023, DocGo also began providing services to the recently arrived migrant population in New York City and upstate New York. These projects expanded throughout the third and fourth quarters of 2023 and into the first quarter of 2024. However, some of these services were provided pursuant to a contract with an ending date during the second quarter of 2024. While a portion of the contract was extended through December 2024, other services began winding down in May 2024. The wind down of all services under such contract accelerated during the third quarter of 2024 and was completed in the fourth quarter of 2024, resulting in significantly lower Mobile Health Services revenues in the fourth quarter of 2024 compared to any of the first three quarters of 2024. While DocGo continued to provide migrant-related services under other contracts during 2025, the wind-down of such services was completed in the fourth quarter of 2025, and DocGo expects that the revenues from any migrant-related projects will be relatively insignificant in 2026. DocGo's future growth will be driven by its ability to execute and generate revenue from other initiatives. DocGo's ability to forecast its future operating results is limited and subject to a number of uncertainties, including its ability to predict revenue and expense levels and plan for and model future growth.

DocGo has a history of losses, faces the possibility of further operating losses in the future and may not achieve or sustain profitability or have sufficient liquidity to continue operating as planned.

Prior to the Business Combination, Ambulnz recorded a net loss each fiscal year from its inception in 2015 to 2021, including a net loss of $14.8 million for the fiscal year ended December 31, 2020. DocGo also recorded a net loss of approximately $196.4 million for the year ended December 31, 2025, and, as of December 31, 2025, had an accumulated deficit of approximately $183.8 million. While DocGo has historically been able to generate revenues and believes its business strategy provides for predictable revenue streams in future periods, its revenues may not increase in future periods, and it may continue to incur net losses. Even if DocGo generates net income in a given year, there remains the likelihood that it could incur net losses in any given quarter, given the fluctuating nature of revenues and expenses, particularly given the significant costs that are incurred during the beginning stages of new projects, coupled with marketing and personnel costs incurred for developing potential new business lines. It is difficult for DocGo to predict its future results of operations, and it expects its operating expenses to increase significantly over the next several years as it continues to expand its operations and infrastructure, acquire additional vehicles, hire additional personnel, make and integrate future acquisitions and invest in technology and research and development. If DocGo fails to increase its revenue to offset the increases in its operating expenses or fails to control operating expenses such as costs for labor, medical and other supplies, fuel, and insurance, DocGo may not achieve or sustain profitability in the future or have sufficient liquidity to continue operating as planned.

If DocGo is unable to effectively manage its growth, its financial performance and future prospects will be adversely affected.

Since DocGo's inception, it has experienced rapid growth in the United States and internationally in the United Kingdom, and it expects to continue to grow in the future. For example, prior to the Business Combination, the revenues of Ambulnz were approximately $30.9 million for the year ended December 31, 2017, and the revenues of DocGo were approximately $322.2 million for the year ended December 31, 2025. In addition, DocGo's employee base has grown to nearly 3,600 employees (exclusive of independent contractors and agency employees) as of December 31, 2025. This growth has placed, and may continue to place, significant strain on DocGo's management, its operational and financial infrastructure and its controls and procedures, which may not be adequate to support this growth or sustain further expansion in the future.

DocGo's ability to effectively manage its growth has required, and will continue to require, it to expand and improve its operational and financial infrastructure, including its controls and procedures, and to retain, attract, train, motivate and manage employees, including qualified medical professionals, operations personnel and financial and accounting staff. Additionally, DocGo has needed to, and will continue to need to, integrate new technologies and acquisitions into its existing business and establish consistent policies across regions and functions. Achieving these goals has required DocGo to commit substantial financial, operational and technical resources, and DocGo expects these demands to persist, and very likely to increase, as it continues to grow in the future.

The expansion and increasing complexity of DocGo's business has placed significant strain on its operations, personnel and systems and further growth in the future could restrict DocGo's ability to develop and improve its operational, financial and management controls and enhance its reporting systems and procedures. If DocGo is not able to effectively manage this expansion in its operations and attract, train and retain additional qualified personnel in an efficient manner, DocGo's operations and services will be adversely affected and its customers may choose one or more of its competitors. Additionally, DocGo's failure to maintain or upgrade its technology infrastructure effectively to support its growth or otherwise maintain its technological competitive advantage could result in unanticipated system disruptions, slow response times or an unsatisfactory customer experience, any of which could cause DocGo to no longer be in compliance with the minimum service levels required by certain customer contracts. An inability to maintain effective management, financial and reporting systems, controls and procedures could adversely affect DocGo's ability to provide timely and accurate financial information or result in a misstatement of account balances or disclosures. If DocGo is unable to effectively manage its recent or future growth, its operations, business, financial condition and results of operations could be adversely affected.

Risks Related to Information Technology

DocGo relies on data center providers, Amazon Web Services ("AWS"), Internet infrastructure, bandwidth providers, third-party computer hardware and software, other third parties and DocGo's own systems for providing services to DocGo's clients and consumers, and any failure or interruption in the services provided by these third parties or DocGo's own systems could expose DocGo to disputes, litigation and negatively impact DocGo's relationships with clients, adversely affecting DocGo's brand and DocGo's business. Such disputes and litigation could cause DocGo to incur significant additional legal and other expenses.

DocGo relies on two geographically dispersed data centers, one in the United States and one in the United Kingdom, as well as AWS to serve its clients and consumers. While DocGo has virtual access to its data center servers, DocGo does not control the operation of these facilities or AWS. The owners of DocGo's data center facilities and AWS have no obligation to renew their agreements with DocGo on commercially reasonable terms, or at all. If DocGo is unable to renew these agreements on commercially reasonable terms, or if there is a change of control of one of DocGo's data center operators or AWS, DocGo may be required to transfer its servers and other infrastructure to new data center facilities, and DocGo may incur significant costs and possible service interruption in connection with doing so. Problems faced by DocGo's third-party data center locations or AWS with the telecommunication network providers with whom DocGo or they contract, or with the systems by which DocGo's telecommunications providers allocate capacity among their clients, including DocGo, could adversely affect the experience of DocGo's clients and consumers. DocGo's third-party data center operators or AWS could also decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by DocGo's third-party data center operators, AWS or any of the service providers with whom they or DocGo contract may have negative effects on DocGo's business, the nature and extent of which are difficult to predict.

Additionally, if DocGo's data centers or AWS are unable to meet DocGo's growing needs for capacity, this could have an adverse effect on DocGo's business. For example, a rapid expansion of DocGo's business could affect the service levels at DocGo's data centers or cause such data centers and systems to fail. Any changes in third-party service levels at DocGo's data centers or AWS or any disruptions or other performance problems with DocGo's solution could adversely affect DocGo's reputation and may damage DocGo's clients' and consumers' stored files or result in lengthy interruptions in DocGo's services. Interruptions in DocGo's services may reduce DocGo's revenue, cause it to issue refunds to clients for prepaid and unused subscriptions, as well as result in penalties related to service level credits and uptime, subject DocGo to potential liability or adversely affect client renewal rates.

In addition, DocGo's ability to deliver its Internet-based services depends on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity and security. DocGo's services are designed to operate without interruption in accordance with DocGo's service level commitments. However, DocGo has experienced, and may experience in the future, interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of DocGo's systems, DocGo may experience an extended period of system unavailability, which could negatively impact DocGo's relationship with clients and customers. To operate without interruption, both DocGo and its service providers must guard against:

- damage from fire, power loss, natural disasters, severe weather events and other force majeure events outside DocGo's control;

- communications failures;

- software and hardware errors, failures and crashes;

- security breaches, computer viruses, hacking, denial-of-service attacks and similar disruptive problems; and

- other potential interruptions.

DocGo also relies on computer hardware purchased and software licensed from third parties in order to offer its services. These licenses are generally commercially available on varying terms. However, it is possible that this hardware and software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisions of DocGo's services until equivalent technology is either developed by DocGo or, if available from third parties, is identified, obtained and integrated.

DocGo exercises limited control over third-party vendors, including AWS, which increases DocGo's vulnerability to problems with technology and information services such vendors provide. Interruptions in DocGo's network access and services related to third-party technology and information services may reduce DocGo's revenues, cause DocGo to issue refunds to clients, subject DocGo to potential liability and adversely affect client renewal rates. Although DocGo maintains a security and privacy damages insurance policy, the coverage under DocGo's policies may not be adequate to compensate DocGo for all losses that may occur related to the services provided by DocGo's third-party vendors. In addition, DocGo may not be able to continue to maintain adequate insurance coverage at an acceptable cost, if at all.

DocGo's ability to rely on these services of third-party vendors, including AWS, could be impaired as a result of the failure of such providers to comply with applicable laws, regulations and contractual covenants, or as a result of events affecting such providers, such as power loss, telecommunication failures, software or hardware errors, computer viruses, cyber incidents and similar disruptive problems, fire, flood and natural disasters or severe weather events. Any such failure or event could adversely affect DocGo's relationships with its clients and damage its reputation. This could materially and adversely impact DocGo's business, financial condition and operating results.

DocGo's proprietary software may not operate properly, which could damage DocGo's reputation, give rise to claims against DocGo or divert application of DocGo's resources from other purposes, any of which could harm DocGo's business, financial condition and results of operations.

DocGo's suite of proprietary applications provides patients and healthcare workers the ability to, among other things, register for DocGo's services; complete, view and edit medical history; request a home health visit or medical transportation; and facilitate a requested service. DocGo's computer-aided dispatch system is also used to route, dispatch and report on home health and medical transportation services. Proprietary software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. DocGo encounters technical obstacles from time to time, and it is possible that DocGo may discover additional problems that prevent its proprietary applications from operating properly or in accordance with its contractual obligations to its customers. Additionally, DocGo's software relies on services provided by third parties that could experience unforeseen downtime from time to time. If DocGo's solutions do not function reliably or fail to achieve consumer or client expectations in terms of performance, consumers may choose to stop or reduce their use of our platform or clients could assert claims against DocGo or attempt to cancel their contracts with DocGo. This could damage DocGo's reputation, lead to a loss of revenues and impair its ability to attract or maintain clients.

Moreover, data services are complex and those DocGo offers have in the past contained, and may in the future develop or contain, undetected defects or errors. Material performance problems, defects or errors in DocGo's existing or new software-based products and services may arise in the future and may result from interface of DocGo's solution with systems and data that DocGo did not develop and the function of which is outside of DocGo's control or undetected in its testing. These defects and errors, and any failure by DocGo to identify and address them, could result in loss of revenue or market share, diversion of development resources, harm to DocGo's reputation and increased service and maintenance costs. Defects or errors may discourage existing or potential clients from purchasing DocGo's solution. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could have a material adverse effect on DocGo's financial condition and results of operations.

DocGo continued to invest in and implement upgraded information systems and processes in 2025. While DocGo expects these investments to provide incremental advantages, DocGo cannot assure you that all enhancements will be completed in a timely manner and DocGo's budget or that such enhancements will be sufficient to meet the expectations of DocGo's current and prospective customers.

If DocGo cannot implement its solution for clients or resolve any technical issues in a timely manner, DocGo may lose clients and its reputation may be harmed.

DocGo's clients utilize a variety of data formats, applications and information systems, and DocGo's solution must support clients' data formats and integrate with complex enterprise applications and information systems. If DocGo's enterprise software does not currently support a client's required data format or appropriately integrate with a client's applications and information systems, then DocGo must configure its enterprise software to do so, which increases DocGo's expenses. Additionally, DocGo does not control its clients' implementation schedules. As a result, if DocGo's clients do not allocate the internal resources necessary to meet their implementation responsibilities, or if DocGo faces unanticipated implementation difficulties, the implementation may be delayed. If the client implementation process is not executed successfully or if execution is delayed, DocGo could incur significant costs, clients could become dissatisfied and decide not to increase utilization of DocGo's solution or not to implement DocGo's solution beyond an initial term of commitment or, in some cases, revenue recognition could be delayed. In addition, competitors with more efficient operating models with lower implementation costs could jeopardize DocGo's client relationships.

DocGo's clients depend on DocGo's support services to resolve any technical issues relating to DocGo's solution and services, and DocGo may be unable to respond quickly enough to accommodate short-term increases in member demand for support services, particularly as DocGo increases the size of its client, member and patient bases. DocGo may also be unable to modify the format of its support services to compete with changes in support services provided by competitors. It is difficult to predict member demand for technical support services, and if member demand increases significantly, DocGo may be unable to provide satisfactory support services to its consumers. Further, if DocGo is unable to address consumers' needs in a timely fashion or further develop and enhance its solution, or if a client or member is not satisfied with the quality of work performed by DocGo or with the technical support services rendered, then DocGo could incur additional costs to address the situation or be required to issue credits or refunds for amounts related to unused services, and DocGo's profitability may be impaired. In addition, clients' dissatisfaction with DocGo's solution could damage its ability to expand the number of software-based products and services purchased by such clients. These clients may not renew their contracts, seek to terminate their relationship with DocGo or renew on less favorable terms. Moreover, negative publicity related to DocGo's client relationships, regardless of its accuracy, may further damage DocGo's business by affecting its reputation or ability to compete for new business with current or prospective clients. If any of these were to occur, DocGo's revenue may decline and its business, financial condition and results of operations could be adversely affected.

DocGo's reliance on third-party software could adversely affect its business.

DocGo's success depends in part on its integrations and relationships with third-party software providers, particularly with the development and expansion of DocGo's offerings and technologies. DocGo also relies on third-party encryption and authentication technologies licensed from third parties that are designed to securely transmit electronic medical records and other personal patient information. DocGo uses third-party software internally as well, including for communication purposes. If these third parties cease to provide access to the software that DocGo uses, the software is not available on terms that DocGo believes to be reasonable, or the software is not available in the most current version, DocGo may be required to seek comparable software from other sources, which may be more expensive or inferior, or may not be available at all. Some of DocGo's technology partners may also take actions that disrupt the utility of the software to DocGo or the interoperability of DocGo's platform with its own products or services, or exert strong business influence on DocGo's ability to operate and distribute its platform or the terms on which it does so. Additionally, third-party services and products are constantly evolving, and DocGo may not be able to modify its operations or platform to assure its compatibility with that of other third parties following development changes. DocGo's third-party licenses are typically non-exclusive and its competitors may obtain the right to use any of the technology covered by these licenses to compete directly with it. If any of DocGo's technology partners limits access or modifies their products, standards or terms of use in a manner that degrades the functionality or performance of DocGo's platform, that is otherwise unsatisfactory or adverse to DocGo, or that gives preferential treatment to competitive products or services, DocGo's business, financial condition and results of operations could be adversely affected.

Some of DocGo's software and systems contain open-source software, which may pose particular risks to DocGo's proprietary software, technologies, products and services in a manner that could harm its business.

DocGo uses software licensed to DocGo by third-party developers under "open source" licenses in connection with the development or deployment of its proprietary software and expects to continue to use open-source software in the future. Some open-source licenses contain express requirements, which may be triggered under certain circumstances, that licensees make available source code for modifications or derivative works or prohibit such modifications or derivative works from being licensed for a fee. Although DocGo monitors its use of any open-source software to avoid subjecting its platform to such requirements, the terms of many open-source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on DocGo's ability to develop or use its proprietary software. DocGo may face claims from third parties demanding the release or license of the open-source software or derivative works that DocGo developed from such software (which could include its proprietary source code) or otherwise seeking to enforce the terms of applicable open-source licenses. These claims could result in litigation and could require DocGo to publicly release portions of its proprietary source code or cease distributing or otherwise using the implicated solutions unless and until DocGo can re-engineer them.

In addition, DocGo's use of open-source software may present greater risks than use of other third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. To the extent that DocGo's platform depends upon the successful operation of open-source software, any undetected errors or defects in open-source software that DocGo uses could prevent the deployment or impair the functionality of its systems and injure its reputation. In addition, the public availability of such software may make it easier for others to compromise its platform. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on DocGo's business, financial condition and results of operations.

Security breaches, loss of data and other disruptions or cybersecurity incidents could compromise sensitive business, customer or patient information or prevent DocGo from accessing critical information and expose it to liability, which could adversely affect DocGo's business.

DocGo is highly dependent on information technology networks and systems, including on-site systems, managed data center systems and cloud-based computing center systems, to securely process, transmit and store sensitive data and information, such as PHI and other types of personal data or PII relating to its employees, customers, patients and other confidential or proprietary business information. Computer malware, viruses, spamming and phishing attacks and attempts to gain unauthorized access have become more prevalent, have occurred on DocGo's systems in the past and may occur on DocGo's systems in the future. Various other factors may also cause system failures, including power outages, catastrophic events, inadequate or ineffective redundancy, issues with upgrading or creating new systems or platforms, flaws in third-party software or services, errors or intentional acts by DocGo's employees or third-party service providers, breaches in the security of these systems or platforms or other cybersecurity incidents. These and other issues can create system disruptions, shutdowns or unauthorized access to, or disclosure, exfiltration, manipulation, corruption, loss or modifications of, such sensitive data or information, including PHI or PII. For example, during 2024 DocGo identified and publicly disclosed a cybersecurity incident involving a threat actor. While DocGo's systems and procedures repelled the threat actor and prevented a material incident, a limited number of healthcare records, including certain protected health information, of the Company's U.S.-based ambulance transportation business were accessed and acquired by the threat actor. DocGo also utilizes third-party service providers for important aspects of the collection, storage, processing and transmission of this sensitive information and therefore is dependent on these third parties to similarly manage cybersecurity risks.

Because of the sensitivity of PHI, other PII and other sensitive information that DocGo and its service providers collect, store, transmit, and otherwise process, the security of DocGo's technology platform and other aspects of its services, including those provided or facilitated by DocGo's third-party service providers, are important to DocGo's operations and business strategy. DocGo takes certain administrative, physical and technological safeguards to address these risks, such as requiring contractors and other third-party service providers who handle this PHI, other PII and other sensitive information to enter into agreements that contractually obligate them to use reasonable efforts to safeguard such information. DocGo attained ISO 27001 certification for its subsidiary Dara Technologies, LLC ("Dara") in November 2021 and the entire Company's systems were certified as Service Organization Controls ("SOC") 2 Type I compliant in October 2024 followed by SOC 2 Type II in December 2025. Measures taken to protect DocGo's systems, those of its contractors or third-party service providers, or the PHI, other PII, or other sensitive information DocGo or its contractors or third-party service providers process or maintain, may not adequately protect DocGo from the risks associated with the collection, storage, processing and transmission of such sensitive information. Additionally, updates or upgrades to systems, including those currently underway following an annual NIST CSF 2.0 risk assessment, are time-consuming and costly, may not be effective in preventing data breaches or operate as designed and could create new inefficiencies or vulnerabilities. DocGo may also be required to expend significant capital and other resources to address problems caused by security breaches or other cybersecurity incidents. Despite DocGo's implementation of security measures, cyberattacks are becoming more sophisticated and frequent. As a result, DocGo or its third-party service providers may be unable to anticipate these techniques or to implement adequate protective measures. If DocGo is unable to earn and/or maintain necessary certifications, including ISO 27001 certification for Dara and SOC 2 Type II compliance for the entire Company, it could result in reputational harm and customer churn and adversely affect DocGo's ability to provide its services. As a result, DocGo's revenue may decline and its business, financial condition and results of operations may be adversely affected.

A security breach or privacy violation that leads to disclosure or unauthorized use or modification of, or that prevents access to or otherwise impacts the confidentiality, security, or integrity of, patient information, including PHI, other PII or other sensitive information that DocGo or its contractors or third-party service providers maintain or otherwise process, such as the cyber incident referenced above, could harm DocGo's reputation; compel it to comply with breach notification laws; cause it to incur significant costs for remediation, fines, penalties, notification to individuals or measures intended to repair or replace systems or technology and to prevent future occurrences; cause potential increases in insurance premiums; and require DocGo to verify the accuracy of database contents, resulting in increased costs or loss of revenue. If DocGo is unable to prevent or mitigate such security breaches or privacy violations or implement satisfactory remedial measures, or if it is perceived that DocGo has been unable to do so, its operations or the functionality of its technology could be disrupted; it may be unable to provide access to its systems; it could lose customers; it could see negative repercussions to its reputation, adverse impacts on customers, loss of customer and investor confidence, and financial loss; and it could be subject to governmental investigations or other actions, regulatory or contractual penalties, and other claims and liabilities. In addition, security breaches and other inappropriate access to, or acquisition or processing of, information can be difficult to detect, and any delay in identifying such incidents or in providing any notification of such incidents may lead to increased harms. Further, disclosure or media reports of actual or perceived security vulnerabilities to DocGo's systems or those of its third-party service providers, even if no breach has been attempted or occurred, could lead to reputational harm, loss of customers and revenue, or increased regulatory actions, oversight, and scrutiny.

Any such cybersecurity incident or interruption of DocGo's systems or those of any of its third-party service providers could compromise DocGo's networks or data security processes, and sensitive information could be made inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such cybersecurity incident, interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws and regulations that protect the privacy of member information or other personal information, such as HIPAA, and regulatory penalties. A cybersecurity incident, unauthorized access, loss or dissemination could also disrupt DocGo's operations, including its ability to perform its services; access customer and patient health information; collect, process, and prepare company financial information; and provide information about DocGo's current and future services. Any such cybersecurity incident could also compromise DocGo's trade secrets and other proprietary information, which could adversely affect DocGo's business and competitive position. While DocGo maintains insurance covering certain data security and privacy damages and claim expenses, such insurance coverage may not be sufficient to compensate for all costs and liabilities, and even if covered, it would not address the reputational damage that could result from a security incident.

As of the date of this filing, we do not believe that DocGo has been materially impacted by any security breaches to its technology platform, including its on-site systems, managed data center systems and cloud-based computing center systems. However, there can be no assurance that we, or our third-party business partners or service providers, will not experience a cybersecurity threat or incident in the future that could materially adversely affect our business strategy, results of operations, or financial condition.

The use of artificial intelligence ("AI") in DocGo's operations poses inherent risks and could adversely affect DocGo's business.

DocGo currently uses certain third-party AI enhancements in its platform, and has also incorporated additional AI systems in its operations and is in the process of adding additional AI-driven workflows. DocGo's R&D efforts include, among other things, the development of innovative software and services as well as the adoption and responsible integration of AI and machine learning ("ML") capabilities across its products and internal operations, including the development, training, validation, deployment, and ongoing monitoring of ML models and related systems. DocGo also intends to develop integrations with third-party products and services, mobile applications, automation tools to improve workforce productivity and operational efficiency, and other new offerings.

These initiatives may require significant capital and operating expenditures, specialized technical expertise, access to high-quality data, robust computing infrastructure, and effective governance and controls. DocGo's ability to realize anticipated benefits from AI adoption, ML training, and workforce automation depends on, among other things, its ability to execute effectively; maintain model performance and reliability over time; manage the risks associated with bias, errors, data quality, and security; comply with evolving legal and regulatory requirements; and achieve adoption by employees, customers, and partners. Flaws, breaches or malfunctions in these systems could lead to operational disruptions, data loss or erroneous decision-making, impacting DocGo's operations, financial condition and reputation. In addition, the legal and regulatory landscape and industry standards surrounding AI technologies is rapidly evolving and remains uncertain, and compliance or legal challenges may impose operational costs and may limit DocGo's ability to develop, deploy or use AI technologies. Furthermore, the deployment of AI systems could expose DocGo to increased cybersecurity threats, such as data breaches and unauthorized access leading to financial losses, legal liabilities, and reputational damage. DocGo also faces competitive risks if it fails to adopt AI or other ML technologies in a timely manner.

If DocGo fails to innovate, deploy, and scale its AI capabilities, or if its investments do not produce the expected returns, its market position, operating results, and revenue may be adversely affected.

Risks Related to DocGo's Operations

DocGo's current liquidity could raise substantial doubt about its ability to continue as a going concern, which may materially and adversely affect its business, financial condition, results of operations and prospects.

Pursuant to ASC 205, Presentation of Financial Statements, DocGo is required to and does evaluate at each annual and interim financial statement period whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Based on the definitions in the relevant accounting standards, the report from DocGo's independent registered public accounting firm for the year ended December 31, 2025 includes an explanatory paragraph stating that DocGo's current operating results, losses from operations in 2025, and certain other conditions could raise substantial doubt about DocGo's ability to continue as a going concern. However, DocGo's management has concluded that such substantial doubt was alleviated as a result of its plan to enhance DocGo's liquidity position. While management believes that its plan to address and alleviate substantial doubt about DocGo's ability to continue as a going concern is probable of being achieved, and the Consolidated Financial Statements have accordingly been prepared assuming that DocGo will continue as a going concern, there can be no assurance that the plan will produce the anticipated results or provide any benefit at all. See Note 2, "Summary of Significant Accounting Policies — Liquidity and Going Concern" to the Consolidated Financial Statements and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

If DocGo is unable to fund its liquidity needs, DocGo will not be able to continue to operate its business pursuant to its current business plan, which would require DocGo to further modify its operations to reduce spending to a sustainable level by, among other things, delaying, scaling back or eliminating some or all of its ongoing or planned investments in corporate infrastructure, business development, sales and marketing, product development and other activities, or selling or shutting down certain business lines or assets, or DocGo may be forced to discontinue its operations entirely and/or liquidate assets, in which case it is likely that equity investors would lose most or all of their investment. Any future substantial doubt about DocGo's ability to continue as a going concern may also affect the price of the Common Stock and DocGo's credit rating, negatively impact relationships with third parties with whom DocGo does business, including customers, vendors, lenders and employees, prevent DocGo from identifying, hiring or retaining the key personnel that may be necessary to operate and grow its business and limit DocGo's ability to raise additional capital. Any of the foregoing factors could have a material adverse effect on DocGo's business, financial condition, results of operations and prospects.

DocGo's success depends on its key management personnel.

DocGo's success depends to a significant degree upon the contributions of certain key management personnel. The loss of any of DocGo's key personnel could affect its ability to run its business effectively. DocGo's success will depend on its ability to retain its current management and to develop, attract and retain qualified personnel in the future. Competition for senior management personnel is intense with increasingly aggressive compensation packages, and DocGo cannot assure you that it can retain its key personnel or that its succession planning will prove effective. The loss of a member of senior management requires the remaining executive officers and the Board of Directors of DocGo (the "Board") to divert immediate and substantial attention to seeking a replacement. The inability to fill vacancies in DocGo's key personnel positions, including executive positions, on a timely basis or successfully manage leadership transitions could adversely affect its ability to implement its business strategy, which would negatively impact its results of operations.

DocGo's labor costs are significant and any inability to control those costs could adversely affect its business.

Labor expenses (which includes both directly employed personnel as well as subcontracted labor) are DocGo's largest cost, representing approximately 77%, 68% and 73% of its 2025, 2024 and 2023 revenues, respectively. DocGo competes with other healthcare providers in a highly competitive labor market to attract healthcare professionals, including EMTs, paramedics and nurses, to support its operations. In some markets in which DocGo operates, the lack of availability of clinical personnel has become a significant operating issue that all healthcare providers face. This labor shortage has required, and could continue in the future to require, DocGo to increase wages and benefits to recruit and retain qualified personnel or to identify and contract with more expensive temporary personnel. DocGo also depends on the available labor pool of technology-skilled workers in certain of the markets in which it operates.

If DocGo's labor costs increase, it may be unable to raise rates to offset these increased costs. In particular, because a significant percentage of DocGo's revenue consists of fixed, prospective payments, its ability to pass along increased labor costs is limited. If labor costs rise at an annual rate greater than its revenues, DocGo's results of operations and cash flows will likely be adversely affected.

Any union activity that may occur within DocGo's workforce in the future could contribute to increased labor costs. Certain proposed changes in federal labor laws and the National Labor Relations Board's modification of its election procedures could increase the likelihood of employee unionization attempts. Although none of DocGo's employees are currently represented by a collective bargaining agreement, to the extent a significant portion of its employee base unionizes, it is possible DocGo's labor costs could increase materially. DocGo's failure to recruit and retain qualified healthcare professionals, or to control labor costs, could have a material adverse effect on DocGo's business, financial condition and results of operations.

DocGo's inability to successfully recruit, train and retain qualified healthcare professionals could adversely affect its business.

The pool of qualified healthcare professionals, including EMTs, paramedics, LPNs and other nurses, available to staff DocGo's broad spectrum of contracts and customer needs is limited, and DocGo invests significant resources to attract, train and retain these professionals. There is a relatively high rate of turnover in healthcare professional positions and, with DocGo's expansion, its requirements in these positions have increased significantly. A significant number of employees have joined DocGo in recent years as it has grown, and DocGo's success is dependent on its ability to maintain and instill its culture, align its talent with its business needs, engage its employees and inspire them to be open to change, innovate and maintain a customer-driven focus when delivering DocGo's services. As such, DocGo's ability to recruit, train and retain a sufficient number of qualified healthcare professionals has a direct impact on its operations.

From time to time DocGo has experienced, and it expects to continue to experience, difficulty in hiring and retaining healthcare professionals with appropriate qualifications, a difficulty that is amplified by the scope of the geographic and demographic diversity of the markets in which DocGo operates or may expand into in the future. In the United States, this difficulty is exacerbated by the currently tight labor market. Moreover, DocGo's customers, including the healthcare providers with which it partners, have increasingly demanded a greater degree of specialized skills, training and experience in the healthcare professionals providing services under their contracts, which also decreases the number of healthcare professionals who may be qualified to staff certain of DocGo's contracts. DocGo competes with other companies to recruit and retain these qualified healthcare professionals, including DocGo's direct competitors, government and private emergency and first responders as well as healthcare providers, including DocGo's partners and customers. Competition to fill these positions can be even greater in certain geographic regions, including more rural or economically depressed areas. If DocGo is unable to attract, train and retain highly qualified healthcare professionals, or if turnover rates are higher than it anticipates, it could have an adverse effect on DocGo's business, financial condition and results of operations.

DocGo's employees may work in challenging environments, which could result in liability or other costs that could adversely affect DocGo's business.

DocGo's employees may work in challenging environments that are highly regulated, and DocGo is subject to constantly evolving legal and regulatory frameworks. Consequently, DocGo is subject to heightened risk of legal claims or other regulatory enforcement actions. Although DocGo has implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that its team members, contractors or agents will not violate its policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations and may put DocGo's employees and others in close proximity to potentially harmful environments or situations. These potentially harmful environments or situations may result in injuries to DocGo's employees, which could result in liability to DocGo or delay the completion or commencement of DocGo's services.

Unsafe work sites also have the potential to lead to claims, litigation or other liability, or increase employee turnover, increase costs, damage DocGo's reputation and brand and raise its operating and insurance costs. Any of the foregoing could result in, among other things, financial losses, litigation or other liability or reputational harm, which could have a material adverse effect on DocGo's business, financial condition and results of operations.

DocGo's inability to collect on its customer receivables or unfavorable shifts in payor mix could adversely affect its business.

The general practice in DocGo's industry is to provide healthcare services in advance of payment and, in many cases, prior to any assessment of the patient's insurance coverage and his or her ability to pay in the event insurance coverage is not available. DocGo ultimately bills a number of different payors, including private insurance, Medicare and Medicaid, the healthcare provider or facility and self-pay patients. These different payors typically have different billing, coding, documentation and other compliance requirements that DocGo must satisfy and any procedural deficiencies or incorrect or incomplete information could result in delays or partial or complete non-payment for the services DocGo has rendered. Changes in payor mix, particularly those that increase the percentage of patients covered by lower paying government programs as compared to private insurance or that increase the percentage of self-pay patients, can reduce the amount DocGo receives for its services and adversely affect DocGo's ability to collect on its receivables. The ability to bill and collect on certain accounts may also be limited by statutory, regulatory and investigatory initiatives, such as restrictions on charges for out-of-network services or by private lawsuits, including those directed at healthcare charges and collection practices for uninsured and underinsured patients.

In addition, DocGo's ability to collect on its receivables from government customers has been, and in the future may be, adversely impacted by government contract registration, invoicing and payment processes as well as audits. As a result of these factors, payments from government customers typically lag significantly behind the timing of DocGo's payment obligations to vendors engaged to provide services to such customers.

Other factors that can adversely affect DocGo's billing and collection efforts include general macroeconomic conditions, disputes between payors as to which party is responsible for payment, variation in coverage for similar services among various payors and the ability of individual patients to pay. These and other risks and uncertainties that impact DocGo's ability to timely bill and collect on its receivables or the amount DocGo can charge for its services could adversely affect DocGo's business, financial condition or results of operations.

DocGo may not accurately assess the costs it will incur under new revenue opportunities.

DocGo must accurately assess the costs it will incur in providing its services in order to realize adequate profit margins and otherwise meet its financial and strategic objectives, particularly with respect to the expansion of its mobile health business. However, increasing pressures from healthcare payors to restrict or reduce reimbursement rates at a time when the costs of providing medical services continue to increase, in particular due to labor shortages and other factors, make it more difficult to assess the costs associated with the pricing of new contracts, maintenance of existing contracts and pricing new services that DocGo has not previously offered. Starting new contracts and service offerings has typically resulted in a temporary negative impact to cash flow as DocGo absorbed various expenses before it was able to bill and collect revenue associated with the new contracts or services. In addition, integrating new contracts, particularly those in new geographic locations, could prove more costly and require more management time than DocGo anticipates. Any failure to accurately predict costs or the timing of payments from customers or to negotiate an adequate profit margin could have a material adverse effect on DocGo's business, financial condition and results of operations.

If DocGo is unable to successfully develop new offerings and technologies or adapt to rapidly changing technology and industry standards or changes to regulatory requirements, DocGo's business could be adversely affected.

Technology, including the mobile technologies DocGo utilizes on its platform, is characterized by rapid change, changing consumer requirements, short product lifecycles, evolving industry standards and changing regulatory requirements. DocGo's continued success and growth depend in part upon its ability to enhance its solutions with next-generation technologies and to develop or acquire and market new services to access new consumer populations. As DocGo's operations grow, DocGo must continuously improve and upgrade its systems and infrastructure while maintaining or improving the reliability and integrity of its infrastructure as the cost of technology increases. DocGo's future success also depends on its ability to adapt its systems and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve the performance, features and reliability of its solutions in response to competitive services and offerings. DocGo may not be able to maintain its existing systems or replace or introduce new technologies and systems as quickly as DocGo would like or in a cost-effective manner.

There is no guarantee that DocGo will possess the resources, either financial or personnel, for the research, design and development of new applications or services, or that DocGo will be able to utilize these resources successfully and avoid technological or market obsolescence. Further, there can be no assurance that technological advances by one or more of DocGo's competitors or future competitors will not result in DocGo's present or future applications and services becoming uncompetitive or obsolete. If DocGo is unable to enhance its offerings and network capabilities to keep pace with rapid technological and regulatory change, or if new technologies emerge that are able to deliver competitive offerings at lower prices, more efficiently, more conveniently, or more securely than DocGo's offerings, its business, financial condition and results of operations could be adversely affected.

DocGo's success will also depend on the availability of its mobile apps in app stores and in "super-app" environments, and the creations, maintenance and development of relationships with key participants in related industries, some of which may also be DocGo's competitors. In addition, if accessibility of various apps is limited by government actions, the full functionality of devices may not be available to its members. Moreover, third-party platforms, services and offerings are constantly evolving, and DocGo may not be able to modify its platform to ensure its compatibility with those third parties. If DocGo loses such interoperability, DocGo experiences difficulties or increased costs in integrating its offerings into alternative devices or systems, or manufacturers or operating systems elect not to include DocGo's offerings, make changes that degrade the functionality of its offerings or give preferential treatment to competitive products, the growth of DocGo's business, financial condition and results of operations could be materially adversely affected. This risk may be exacerbated by the frequency with which individuals change or upgrade their devices. In the event individuals choose devices that do not already include or supports DocGo's platform or do not install DocGo's mobile apps when they change or upgrade their devices, member engagement may be harmed.

DocGo's marketing efforts to help grow its business may not be effective.

Promoting awareness of DocGo's brand, innovative technology and services is important to its ability to grow its business, attract and retain customers and gain market acceptance of its products and services, and these efforts can be costly. DocGo believes that much of the growth in its business is in part attributable to its marketing initiatives. DocGo's marketing initiatives may become increasingly expensive and generating a meaningful return on those initiatives may be difficult. Even if DocGo successfully increases revenue as a result of its paid marketing efforts, it may not offset the additional marketing expenses it incurs. Any factor that diminishes DocGo's reputation or that of its brands, including adverse publicity or failing to meet the expectations of customers, could make it substantially more difficult for DocGo to attract new customers. If these marketing efforts are not successful, DocGo's business, financial condition and results of operations could be adversely affected.

DocGo's insurance coverage, including the reserves DocGo establishes with respect to its insurable losses, could adversely affect its business.

DocGo self-insures against certain losses. In connection with DocGo's self-insurance programs, management establishes reserves for losses and related expenses within its self-insured retention limits, which represent estimates involving actuarial and statistical projections, at a given point in time, of DocGo's expectations of the ultimate resolution and administration costs of losses it has incurred in respect of its liability risks. Insurance reserves are inherently subject to uncertainty. DocGo's reserves are based on historical claims, demographic factors, industry trends, severity and exposure factors and other actuarial assumptions. DocGo uses these actuarial estimates to determine appropriate reserves, and DocGo's reserves could be significantly affected if current and future occurrences differ from historical claim trends and expectations. While DocGo monitors claims closely when it estimates reserves, the complexity of the claims and the wide range of potential outcomes may hamper timely adjustments to the assumptions DocGo uses in these estimates. Actual losses and related expenses may deviate, individually and in the aggregate, from the reserve

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estimates reflected in DocGo's Consolidated Financial Statements. If DocGo determines that its estimated reserves are inadequate, it would be required to increase reserves at the time of the determination, which would reduce DocGo's earnings in the period in which the deficiency is determined and could have a material adverse effect on DocGo's business, financial condition and results of operations.

DocGo also maintains certain insurance coverage through third-party insurers. To the extent DocGo holds policies to cover certain groups of claims or relies on insurance coverage obtained by third parties to cover such claims, DocGo may still be responsible for losses. This could occur for a variety of reasons, including if DocGo or such third parties did not obtain sufficient insurance limits, did not buy an extended reporting period policy, where applicable, or the issuing insurance company is unable or unwilling to pay such claims. Furthermore, for DocGo's losses that are insured or reinsured through commercial insurance companies, it is subject to the "credit risk" of those insurance companies. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as DocGo expands the geographies in which it does business. As a result, adequate professional liability insurance may not be available to it in the future at acceptable costs or at all. While DocGo believes its commercial insurance company providers are creditworthy, there can be no assurance that such insurance companies will remain so in the future, and any failure of DocGo's insurance coverage to adequately cover any losses could have a material adverse effect on DocGo's business, financial condition and results of operations.

DocGo is required to make capital expenditures in order to remain competitive.

DocGo's capital expenditure requirements primarily relate to maintaining, growing and upgrading its vehicle fleet and medical equipment to serve its customers and remain competitive. The aging of DocGo's ambulance fleet requires DocGo to make regular capital expenditures, including to lease newer replacement ambulances to maintain its current level of service. DocGo's net capital expenditures totaled $4.3 million, $3.3 million and $6.6 million in the years ended December 31, 2025, 2024 and 2023, respectively, representing acquisitions of property and equipment, less the proceeds from disposals of property and equipment. In addition, changing competitive conditions or the emergence of any significant advances in medical technology could require DocGo to invest significant capital in additional equipment or capacity in order to remain competitive. DocGo may also commit significant capital to acquiring new infrastructure to expand into new geographies. If DocGo is unable to fund any such investment, due to macroeconomic factors such as rising inflation, lack of access to the capital markets, rising interest rates or otherwise, or otherwise fails to invest in new ambulances, medical equipment or other infrastructure, its business, financial condition or results of operations could be materially and adversely affected.

DocGo's international operations in the United Kingdom subject it to additional risks that could adversely affect its business.

DocGo currently provides healthcare transportation services, onsite medical services and event medical services in the United Kingdom and may further expand its operations and services internationally. In addition to the risks discussed elsewhere herein that are common to DocGo's operations more generally, DocGo faces additional risks specific to its U.K. operations, including but not limited to:

- geopolitical, social, macroeconomic and financial instability, including wars, civil unrest, acts of terrorism and other conflicts, such as the war in Ukraine, conflict in the Middle East and rising tensions in the Taiwan Strait; uncertainty in U.S. relations with other countries; pandemics and endemics; and the inflationary environment, the interest rate environment, and recessionary fears;

- difficulties and increased costs in developing, staffing and simultaneously managing foreign operations, including as a result of distance, cultural differences and labor shortages and expenses;

- restrictions and limitations on the transfer or repatriation of funds;

- fluctuations in currency exchange rates;

- costs and challenges associated with complying with varying legal and regulatory environments in the United Kingdom, including privacy laws such as the U.K. General Data Protection Regulation and tax laws;

- laws and business practices that favor local competitors or prohibit foreign ownership of certain businesses;

- potential for privatization and other confiscatory actions; and

- other dynamics in the United Kingdom, any of which could result in substantial additional legal or compliance costs, liabilities or obligations for DocGo or could require it to significantly modify its current business practices or even exit the market.

Foreign operations bring increased complexity, and the costs of managing or overseeing foreign operations, including adapting and localizing services or systems to specific regions and countries, can be material. Further, international operations carry inherent uncertainties regarding the effect of local or domestic actions, such as the long-term impact of the United Kingdom's exit from the European Union (Brexit), any of which could be material. International operations also carry financial risks such as those related to fluctuations in foreign currency exchange rates and disparate tax laws. These and other risks related to DocGo's existing or future foreign operations, or the associated costs or liabilities, could have a material adverse effect on DocGo's business, financial condition and results of operations.

DocGo's business could be materially and adversely affected by natural disasters, other catastrophic events, acts of war or terrorism, cybersecurity incidents and/or other acts by third parties.

DocGo and its customers depend on the ability of its business to run smoothly, including the ability of its fleet of ambulances, which are often needed in times of emergency, to transport patients. Any material disruption caused by natural disasters or severe weather events, including, fires, floods, hurricanes, volcanoes and earthquakes and other catastrophic events (in each case, including due to climate change or otherwise and/or that may increase due to climate change); power loss or shortages; environmental disasters; telecommunications or business information systems failures; acts of war or terrorism; viral outbreaks and other similar epidemics; cybersecurity incidents; and other actions by third parties and other similar disruptions could cause DocGo to lose critical data and services and otherwise adversely affect the ability of DocGo or its customers or suppliers to conduct business. Even with disaster recovery arrangements, DocGo's services could be interrupted and DocGo's insurance coverage may not compensate it for losses that may occur in the wake of such events. If any disruption results in the destruction of some or all of DocGo's fleet, causes significant disruption to DocGo's business or the businesses of its customers or suppliers, contributes to a general decrease in local, regional or global macroeconomic activity or otherwise impairs DocGo's ability to meet customer demands, or if DocGo is not able to develop or execute on an adequate recovery plan in such circumstances, DocGo's business, financial condition and results of operations could be materially adversely affected.

We are subject to regulations, reporting requirements, standards or expectations regarding the environmental impact of our business, which have the potential to disrupt our business or otherwise adversely impact our business, financial conditions or results of operations.

We are subject to regulations, reporting requirements, standards or expectations regarding the environmental impacts of our business. International, federal, state, and local laws, regulations, and enforcement priorities related to the environment and climate change continue to be evolve and remain inconsistent. While certain of these requirements have been challenged in litigation or reversed, or may be reversed in the future, if enforced we anticipate we will be required to incur additional costs related to compliance and impose increased oversight obligations on our management and Board and we could be exposed to additional legal, financial, or reputational risks and unpredictable reporting obligations or business requirements. There is also a rapidly evolving focus from stakeholders with respect to environmental and social practices. Global and domestic policy developments or the failure to adequately meet evolving market expectations or satisfy all stakeholders in light of their varied and sometimes conflicting views regarding environmental and social matters have the potential to disrupt our business and the business of our customers and/or suppliers, or otherwise adversely impact our reputation, business, financial condition or results of operations.

Rising inflation may negatively impact DocGo's business and financial results.

The inflation rate in the United States, as measured by the Consumer Price Index, has generally trended down since the middle of 2023. This data is reported monthly, showing year-over-year changes in prices across a basket of goods and services. The inflation rate declined to 2.7% for the full year 2025, down from 2.9% for the full year 2024, from 3.4% in 2023 and 6.5% in 2022. In February 2026, the annual inflation rate declined to 2.4%, the lowest since February 2021. An increased inflation rate, such as that witnessed between 2021 and the first half of 2023, could have

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an impact on DocGo's expenses in several areas, including wages, fuel and medical and other supplies. This would have the effect of compressing gross profit margins, as DocGo is generally unable to pass these higher costs on to its customers, particularly in the short term. In addition, opportunities to mitigate the impact of inflation are limited, aside from potentially buying more medical supplies than are currently needed in an effort to reduce the volume of future purchases, in instances where supply prices are anticipated to rise. As inflation has moderated, and in an attempt to stimulate economic growth, the U.S. Federal Reserve implemented three interest rate cuts in September, October and December of 2025, lowering its benchmark rate (the "federal funds rate") to the current level of 3.50-3.75% as of the date of this Annual Report. Looking into 2026, DocGo anticipates that the inflation rate will remain at or near the currently more moderate level, with an annual rate similar to those witnessed in 2024-2025 and the 2010-2020 period, when the annual inflation rate ranged from 0.1% to 3.2%. However, if inflation is above the levels that DocGo anticipates, gross margins could be below plan and as a result, DocGo's business, operating results and cash flows may be adversely affected.

Risks Related to DocGo's Intellectual Property

DocGo's failure to protect or enforce its intellectual property rights could impair its ability to protect its technology and brand.

DocGo's success depends in part on its ability to enforce and protect its intellectual property rights and technology, including its code, information, data, processes and other forms of information, know-how and technology. DocGo relies on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect its intellectual property and other proprietary rights. DocGo also enters into confidentiality and invention assignment agreements with certain of its employees and consultants and enters into confidentiality agreements with certain of its third-party providers and strategic partners. These laws, procedures and restrictions provide only limited protection, and any of DocGo's intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated.

Some of DocGo's intellectual property protections do not prevent competitors or others from independently developing technologies that are substantially equivalent or superior to DocGo's offerings. Further, it may still be possible for competitors and other unauthorized third parties to copy DocGo's technology and use its proprietary information to create or enhance competing platforms, solutions and services. DocGo also enters into strategic relationships, joint development and other similar agreements with third parties where intellectual property arising from such relationships may be jointly owned or may be transferred or licensed to the counterparty. These arrangements may limit DocGo's ability to protect, maintain, enforce or commercialize such intellectual property rights, including requiring agreement with or payment to the joint development partners before protecting, maintaining, licensing or initiating enforcement of such intellectual property rights, and may allow such joint development partners to register, maintain, enforce or license such intellectual property rights in a manner that may affect the value of the jointly owned intellectual property or DocGo's ability to compete in the market. As DocGo expands its international activities, its exposure to unauthorized use, copying, transfer and disclosure of proprietary information will likely increase as the laws of some countries do not provide the same level of intellectual property protection as do the laws of the United States, and effective intellectual property protections may not be available or may be limited and harder to enforce in some jurisdictions.

DocGo may be required to spend significant resources in order to establish, monitor and protect its intellectual property rights. DocGo may not always detect infringement of its intellectual property rights, and defending or enforcing its intellectual property rights, even if successfully detected, prosecuted, enjoined or remedied, could result in the expenditure of significant financial and managerial resources. Any enforcement efforts, and litigation in particular, could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of DocGo's intellectual property. DocGo's efforts to enforce its intellectual property rights may also be met with defenses, counterclaims and countersuits attacking the validity and enforceability of its intellectual property rights. An adverse determination of any litigation proceedings could put DocGo's intellectual property at risk of being invalidated or interpreted narrowly and could put DocGo's related pending patent applications at risk of not issuing. DocGo's inability to protect its proprietary technology against unauthorized copying or use, as well as any costly litigation or extensive enforcement activities, could impair the functionality of DocGo's platform, delay introductions of enhancements to the platform, result in DocGo's substituting inferior or more costly technologies, harm DocGo's reputation or brand and otherwise have a material adverse effect on its business, financial condition and results of operations.

Claims by others that DocGo infringed their proprietary technology or other intellectual property rights could adversely affect DocGo's business.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Companies in the internet and technology industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and DocGo's competitors and other third parties may hold or have pending patent applications, which could be related to DocGo's business. These risks have been amplified by the increase in third parties, which DocGo refers to as non-practicing entities, whose sole primary business is to assert such claims. Regardless of the merits of any other intellectual property litigation, DocGo may be required to expend significant management time and financial resources on the defense of such claims, and any adverse outcome of any such claim could have a material adverse effect on DocGo's business, financial condition and results of operations.

Given the competitive landscape and pervasiveness of litigation in DocGo's industry, from time to time, third parties may assert claims of infringement of intellectual property rights against DocGo. In addition, third parties have previously sent DocGo correspondence regarding various allegations of intellectual property infringement. DocGo incorporates technology from third parties into its platform and, as such, it cannot be certain that these licensors are not infringing the intellectual property rights of others or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which DocGo may operate. As DocGo gains an increasingly higher public profile, DocGo expects the possibility of these and other types of intellectual property rights claims against it will grow. Although DocGo believes that it has meritorious defenses, there can be no assurance that DocGo will be successful in defending against these and future allegations or in reaching a business resolution that is acceptable to DocGo.

Many potential litigants, including some of DocGo's competitors and non-practicing entities, have the ability to dedicate substantial resources to assert their intellectual property rights. Any claim of infringement by a third party, even those without merit, could be costly, time-consuming and a significant distraction to management. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, DocGo could risk compromising its confidential information during this type of litigation. In addition, in some instances, DocGo may agree to indemnify its clients against certain third-party claims, which may include claims that DocGo's solutions infringe the intellectual property rights of such third parties. DocGo's business could be adversely affected by any significant disputes between DocGo and its clients as to the applicability or scope of DocGo's indemnification obligations to them. With respect to any intellectual property rights litigation or indemnification obligation, DocGo may need to negotiate a license to continue operations if found to be in violation of a third party's rights, and these licenses may not be available on favorable or commercially reasonable terms, or at all. DocGo may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against it, DocGo may be subject to an injunction or other restrictions that prevent it from using the relevant intellectual property, or DocGo may determine it is prudent to agree to a settlement that restricts DocGo's operations or its use of certain intellectual property, any of which could adversely affect DocGo's business, financial condition and results of operations.

Risks Related to DocGo's Legal and Regulatory Environment

DocGo could be subject to lawsuits for which it does not have sufficient reserves, which could have a material adverse effect on DocGo's business, financial condition and results of operations.

Healthcare providers and other participants in the healthcare industry have become subject to an increasing number of lawsuits alleging medical malpractice and related legal theories such as negligent hiring, supervision and credentialing. Similarly, healthcare transportation services can result in lawsuits related to vehicle collisions and personal injuries, patient care incidents or mistreatment and employee job-related injuries. Moreover, in the normal course of DocGo's business, it has been and may continue to be involved in lawsuits, claims, audits and investigations, including those arising out of its billing practices, employment disputes, contractual claims and other business disputes for which DocGo may have no insurance coverage, and which are not subject to actuarial estimates. Some of these lawsuits may involve large claim amounts and substantial defense costs. As a public company, DocGo has also been named a defendant in a lawsuit involving its securities, and may continue to be involved in lawsuits, claims, audits and investigations related to its securities.

Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, which may or may not be covered by DocGo's existing insurance or may require DocGo to modify its services or stop serving certain customers or geographies, all of which could negatively impact its existing business and ability to grow. DocGo may also become subject to periodic audits, which would likely increase its regulatory compliance costs and may require it to change its business practices or the scope of its operations. Managing legal proceedings, litigation and audits, even if DocGo achieves favorable outcomes, is expensive, time-consuming and diverts management's attention from DocGo's day-to-day business. The outcome of these matters or future claims and disputes are difficult to predict and determining reserves for pending litigation and other legal, regulatory and audit matters requires significant judgment. There can be no assurance that DocGo's expectations will prove correct, and even if these matters are resolved in its favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could have a material effect on DocGo's results of operations in the period when it identifies the matter, and could have a material adverse effect on DocGo's business, financial condition and results of operations.

DocGo is subject to a variety of federal, state and local laws and regulatory regimes, including a variety of labor laws and regulations and SEC rules and regulations, and changes to or the failure to comply with these laws and regulations could adversely affect DocGo's business.

DocGo is subject to various federal, state, and local laws and regulations including the Employee Retirement Income Security Act of 1974 and regulations promulgated by the Internal Revenue Service ("IRS"), the U.S. Department of Labor and OSHA. DocGo is also subject to a variety of federal and state employment and labor laws and regulations, including the Americans with Disabilities Act, the federal Fair Labor Standards Act, the Worker Adjustment and Retraining Notification Act and other regulations related to working conditions, wage-hour pay, overtime pay, family leave, employee benefits, antidiscrimination, termination of employment, safety standards and other workplace regulations. In addition, as a public company, DocGo is subject to SEC rules and regulations.

Compliance with these and other applicable laws and regulations can be time-consuming and costly. Failure to properly adhere to these and other applicable laws and regulations could result in investigations, the imposition of penalties or adverse legal judgments by public or private plaintiffs. Changes to these laws and regulations can also increase costs and require DocGo to commit additional resources to comply with these laws. For example, the raising of the federal minimum wage or the minimum wage within a state where DocGo has significant operations, which has been and continues to be a subject of ongoing discussions in Washington, D.C. and other U.S. state capitals, could significantly increase DocGo's selling, general and administrative expenses. Changes to or any failure to comply with applicable laws and regulations could also have a material adverse effect on DocGo's business, financial condition and results of operations.

DocGo's ability to utilize its net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2025, 2024 and 2023, DocGo had aggregate federal net operating loss carryforwards of approximately $47.1 million, $0 and $0 million, respectively. As of December 31, 2025, 2024 and 2023, the Company had state net operating loss carryforwards of approximately $134.4 million, $36.9 million and $36.4 million, respectively. As of December 31, 2025, 2024 and 2023, DocGo had approximately $29.6 million, $24.3 million and $10.7 million, respectively, of foreign net operating loss carryforwards. The federal net operating loss carryforwards generated after December 31, 2017 (including by Ambulnz prior to the Business Combination) of approximately $47.1 million carry forward indefinitely. State and foreign net operating loss carryforwards generated in the tax years from 2017 to 2020 will begin to expire, if not utilized, by 2040. DocGo's unused losses generally carry forward to offset future taxable income, if any, until such unused losses expire. DocGo may be unable to use these losses to offset income before such unused losses expire. However, U.S. federal net operating losses generated in 2019 and forward are not subject to expiration and, if not utilized by fiscal 2021, are only available to offset 80% of taxable income each year due to changes in tax law attributable to the passage of Tax Cuts and Jobs Act of 2017. In addition, if DocGo undergoes an "ownership change" under Section 382 of the Internal Revenue Code of 1986, as amended (generally defined as a greater than 50% cumulative change in the equity ownership of certain shareholders over a rolling three-year period), DocGo's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset future taxable income or taxes may be limited. Although the Business Combination did not constitute such an ownership change, DocGo may experience ownership changes in the future as a result of changes in its stock ownership, some of which may not be within DocGo's control, which could materially reduce or eliminate DocGo's ability to use these losses or tax attributes to offset future taxable income or tax and have an adverse effect on its business, financial condition and results of operations.

Changes in tax laws or unanticipated tax liabilities could adversely affect DocGo's effective income tax rate and profitability.

DocGo is subject to income taxes in the United States (federal and state) and various foreign jurisdictions. DocGo's effective income tax rate could be adversely affected in the future by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations or their interpretations and application, and the outcome of income tax audits in various jurisdictions around the world. If increases to the U.S. corporate income tax rate or similar proposals are enacted into law, they could have a negative impact on DocGo's effective tax rate. DocGo cannot predict the likelihood, timing or substance of U.S. tax proposals and will continue to monitor the progress of such proposals, as well as other global tax reform initiatives.

DocGo continues to monitor changes in tax laws in the U.S. and the impact of proposed and enacted legislation in the foreign jurisdictions in which it operates. For example, in July 2025, the One Big Beautiful Bill Act was enacted, which, among other things, restores and makes permanent 100% bonus depreciation for qualified property acquired and placed in service after January 19, 2025; permanently reinstates full, immediate expensing of domestic research & experimentation (R&E) expenditures; and repeals or phases out several clean energy-related tax credits. If other proposals, such as an increase of the income tax rate on domestic and/or foreign income, are enacted into legislation, they could materially impact DocGo's tax provision, cash tax liability and effective tax rate.

Changes in accounting rules, assumptions or judgments could materially and adversely affect DocGo.

Accounting rules and interpretations for certain aspects of DocGo's financial reporting are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of DocGo's financial statements. Furthermore, changes in accounting rules and interpretations or in DocGo's accounting assumptions or judgments, such as asset impairments and contingencies, are likely to significantly impact its financial statements. In some cases, DocGo could be required to apply a new or revised standard retroactively, resulting in restating financial statements from prior period(s). Any of these circumstances could have a material adverse effect on DocGo's business, financial condition and results of operations. For additional information, see the Consolidated Financial Statements and the accompanying notes included elsewhere in this Annual Report.

DocGo's internal control over financial reporting may not be effective, and its independent registered public accounting firm may not be able to certify as to their effectiveness, which could adversely affect DocGo's business.

As a public company, DocGo has significant requirements for enhanced financial reporting and internal controls, including the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in its quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. DocGo has made, and will continue to make, changes to its internal controls and procedures for financial reporting and accounting systems to meet its reporting obligations as a public company. The process of designing and implementing effective internal controls is a continuous effort that requires DocGo to anticipate and react to changes in its business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy its reporting obligations as a public company. The measures DocGo takes may not be sufficient to satisfy its obligations as a public company, and if DocGo is unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause DocGo to fail to meet its reporting obligations on a timely basis, result in material misstatements in its Consolidated Financial Statements and harm its results of operations. DocGo's independent registered public accounting firm is required to formally attest to the effectiveness of its internal control over financial reporting pursuant to Section 404 and may issue a report that is adverse in the event that it is not satisfied with the level at which DocGo's controls are documented, designed or operating, or it may not issue an unqualified report.

To comply with the requirements of being a public company, DocGo may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. The rules governing the standards that must be met for DocGo's management to assess its internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls can divert management's attention from other matters that are important to the operation of DocGo's business. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, DocGo may identify deficiencies that it may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. DocGo's testing, or the subsequent testing (if required) by its independent registered public accounting firm, may reveal deficiencies in its internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of DocGo's annual or quarterly Consolidated Financial Statements or disclosures that may not be prevented or detected. If DocGo identifies material weaknesses in its internal control over financial reporting or is unable to comply with the requirements of Section 404 or assert that its internal control over financial reporting is effective, or if DocGo's independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting, investors may lose confidence in the accuracy and completeness of DocGo's financial reports and the market price of its Common Stock could be negatively affected, and DocGo could become subject to investigations by the SEC or other regulatory authorities, any of which could have an adverse effect on DocGo's business, financial condition and results of operations.

DocGo conducts business in the heavily regulated healthcare industry, and any failure to comply with these laws and government regulations could require DocGo to make significant changes to its operations and could have a material adverse effect on its business, financial condition and results of operations.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal and state governments. Comprehensive statutes and regulations govern the manner in which DocGo provides and bills for its services and collects reimbursement from governmental programs and private payors, its relationship with its providers, vendors and clients, its marketing activities and other aspects of its operations. Of particular importance are:

- the FCA that imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly make, or cause to be made, a false statement in order to have a false claim paid. FCA liability can arise in other situations, such as when someone knowingly uses a false record material to a false claim or improperly avoids an obligation to pay the government. Conspiring to commit any of these acts also is a violation of the FCA. In addition to allowing the United States to pursue perpetrators of fraud on its own, the FCA allows private citizens to file suits on behalf of the government (called "qui tam" or "whistleblower" suits) against those who have defrauded the government;

- the federal CMPL, which prohibits, among other things, presenting fraudulent medical claims for reimbursement to federal healthcare programs; violating the AKS by paying to induce referrals, or getting paid for referrals of medical procedures covered by the federal healthcare programs; and offering or transferring of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know such remuneration is likely to influence the beneficiary's selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

- reassignment of payment rules that prohibit certain types of billing and collection practices in connection with claims payable by the Medicare or Medicaid programs;

- a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to timely disclose or refund known overpayments;

- federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for items and services unless the items and services are medically reasonable and necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered;

- the criminal healthcare fraud provisions of HIPAA that prohibit knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program, as well as knowingly or willfully making any materially false, fictitious, or fraudulent statement or representation or making or using any materially false document, known to be materially false, fictitious, or fraudulent in connection with the delivery of or payment for healthcare benefits, items or services. HIPAA also imposes certain

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regulatory and contractual requirements regarding the privacy, security and transmission of PHI. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

- federal and state laws and policies that require healthcare providers to maintain licensure, certification or accreditation to provide professional healthcare services, to enroll and participate in the Medicare and Medicaid programs, to report certain changes in their operations to the agencies that administer these programs, as well as state insurance laws;

- the AKS that prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. Remuneration has been interpreted broadly to be anything of value, directly or indirectly, overtly or covertly, in cash or in kind, and could include compensation, discounts or free marketing services. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the FCA;

- similar state law provisions pertaining to false claims, self-referral and anti-kickback issues, some of which may apply to items or services reimbursed by any third-party payor, including commercial insurers or services paid out-of-pocket by patients;

- the federal physician self-referral law under Section 1877 of the Social Security Act, commonly referred to as the Stark Law, that, unless one of the statutory or regulatory exceptions applies, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain "designated health services" if the physician or a member of such physician's immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibits the entity from billing Medicare or Medicaid for such designated health services. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the FCA noted below;

- state laws that prohibit general business corporations, such as DocGo, from practicing medicine, controlling physicians' medical decisions or engaging in some practices such as inappropriate sharing of revenue;

- the FTC Act and federal and state consumer protection, advertisement and unfair competition laws, which broadly regulate marketplace activities and activities that could potentially harm consumers; and

- laws that regulate debt collection practices.

DocGo's ability to provide its services internationally is subject to similar laws and regulations in those jurisdictions, and the interpretation of these laws is evolving and varies significantly from country to county. As in the United States, many of these laws and regulations are enforced by governmental, judicial and regulatory authorities with broad discretion. Although similar to their U.S. counterparts in the subject matters addressed, these foreign laws may be very different in what is required of the business and how they regulate the underlying activities. DocGo cannot be certain that its interpretation of such laws and regulations are correct in how its structures its operations, its arrangements with its healthcare provider partners, services agreements and customer arrangements.

Many of these laws and regulations are complex, broad in scope and have few or narrowly structured exceptions and safe harbors. Often DocGo is required to fit certain activities within one of the statutory exceptions and safe harbors available, and it is possible that some of DocGo's current or future business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws can be time-consuming, requires the commitment of significant resources and may prove costly. The risk of DocGo being found in violation of these laws and regulations is increased by the fact that many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. DocGo's failure to accurately anticipate the application of these laws and regulations to its current or future business or any other failure or alleged failure to comply with legal or regulatory requirements could create liability for DocGo and negatively affect its business. Any action against DocGo for violation of these laws or regulations, even if DocGo successfully defends against it, could cause DocGo to incur significant legal expenses, divert management's attention from the operation of the business and result in adverse publicity.

Enforcement officials have a number of mechanisms to ensure regulatory compliance and combat fraud and abuse, and if DocGo fails to comply with applicable laws and regulations, it could be liable for civil, criminal or administrative penalties, including fines, damages, recoupment of overpayments, loss of licenses needed to operate, loss of enrollment status and approvals necessary to participate in Medicare, Medicaid and other government and private third-party healthcare and payor programs, and exclusion from participation in Medicare, Medicaid and other government healthcare programs. Investors, officers and managing employees associated with entities found to have committed healthcare fraud may also be excluded from participation in government healthcare programs. In addition, because of the potential for large monetary exposure, criminal liability and negative publicity, healthcare providers often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree, settlement agreement or corporate integrity agreement.

DocGo has taken steps to operate in material compliance with applicable healthcare laws and regulations. However, some of the healthcare laws and regulations applicable to DocGo are subject to limited or evolving interpretations, and a review of DocGo's business or operations by a court, law enforcement or a regulatory authority might result in a determination of non-compliance. Any failure to comply with applicable legal and regulatory requirements and the consequences of such non-compliance, including those discussed above, could have a significant adverse effect on DocGo's business, financial condition and results of operations.

DocGo is required to comply with laws governing the transmission, security and privacy of health information and personally identifiable information.

Numerous state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity and other processing of PHI and PII, including HIPAA. HIPAA establishes a set of national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as "covered entities," and the business associates with whom such covered entities contract for services. HIPAA requires covered entities, such as certain DocGo affiliates and their business associates to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect this information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys' fees related to violations of HIPAA in these cases. While HIPAA does not create a private right of action allowing individuals to sue DocGo in civil court for violations of HIPAA, its standards have been used as the basis to establish a duty of care in state civil suits, which can result in findings of negligence or recklessness in the misuse or breach of PHI. In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of covered entities and business associates for compliance with the HIPAA privacy and security requirements. HIPAA also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the fine paid by the violator under the CMPL.

HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made "without unreasonable delay and in no case later than 60 calendar days after discovery of the breach." If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to a prominent media outlet serving the state or jurisdiction in which the breach occurred. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS within 60 days after the end of the calendar year during which the breach was discovered.

In addition to HIPAA, numerous other federal and state laws and regulations protect the confidentiality, privacy, availability, integrity and security of PHI and other types of PII. State statutes and regulations vary from state to state, and these laws and regulations in many cases are more restrictive than, and may not be preempted by, HIPAA. These laws and regulations are often uncertain, contradictory and subject to change or differing interpretations, and DocGo expects new laws, rules and regulations regarding privacy, data protection and information security to be proposed and enacted in the future. By way of example, the California Consumer Privacy Act ("CCPA"), which went into effect on January 1, 2020 and was amended by the California Privacy Rights Act ("CPRA"), a ballot measure approved by California voters in November 2020 that went into effect January 1, 2023, has had a profound impact on the privacy and data security landscape. As the first comprehensive consumer privacy legislation in the U.S., the CCPA created new consumer rights where applicable (some information may be exempt from most of CCPA's/CPRA's requirements if subject to HIPAA, for example), which were further expanded by the CPRA. A number of other states have followed suit, with some of those laws already in effect and others coming into effect in 2026, creating a patchwork of overlapping but different state laws and thus complicating compliance efforts.

As existing data security laws evolve and new ones are implemented, DocGo may not be able to comply with such requirements in a timely manner, or such requirements may not be compatible with its current processes. Changing DocGo's processes could be time-consuming and expensive, and failure to implement required changes within the applicable timeframe could subject DocGo to liability for non-compliance. Some states may afford private rights of action to individuals who believe their PII and/or PHI has been misused. This complex, dynamic legal landscape regarding privacy, data protection and information security creates significant compliance issues for DocGo and potentially restricts its ability to collect, use and disclose data and can expose it to additional expense, adverse publicity and liability.

There is ongoing concern from privacy advocates, regulators and others regarding data protection and privacy issues, and the number of jurisdictions with data protection and privacy laws has been increasing. In addition, the scope of protection afforded to data subjects by many of these data protection and privacy laws has been increasing. There are also ongoing public policy discussions regarding whether the standards for de-identified, anonymous or pseudonymized health information are sufficient, and whether the risk of re-identification is sufficiently small to adequately protect patient privacy. These trends may lead to further restrictions on the use of this and similar categories of information. These initiatives or future initiatives could compromise DocGo's ability to access and use data or to develop or market current or future services.

While DocGo has implemented data privacy and security measures in an effort to comply with applicable laws and regulations relating to privacy and data protection, some PHI and other PII or confidential information is transmitted to or from DocGo by third parties, who may not implement adequate security and privacy measures, and it is possible that laws, rules and regulations relating to privacy, data protection or information security may be interpreted and applied in a manner that is inconsistent with DocGo's practices or those of third parties who transmit PHI and other PII or confidential information to DocGo. Additionally, as a business associate under HIPAA, DocGo may also be liable for privacy and security breaches of PHI and certain similar failures of DocGo's subcontractors. Even though DocGo contractually requires its subcontractors to safeguard PHI as required by law, DocGo has limited control over their actions and practices. If DocGo or these third parties are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that DocGo or these third parties change its or their practices, or criminal charges, which could adversely affect DocGo's business. Complying with these various laws and regulations could cause DocGo to incur substantial costs or require it to change its business practices, systems and compliance procedures in a manner adverse to its business.

DocGo publishes statements to its patients and partners that describe how it handles and protects PHI. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, DocGo may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders.

DocGo also sends short message service ("SMS") text messages to potential end users who are eligible to use its service through certain customers and partners. While DocGo obtains consent from or on behalf of these individuals to send text messages, federal or state regulatory authorities or private litigants may claim that the notices and disclosures DocGo provides, the form of consents it obtains or its SMS texting practices, are not adequate. These SMS texting campaigns are potential sources of risk for class action lawsuits and liability for DocGo. An increased number of class action suits under federal and state laws have been filed in recent years against companies who conduct SMS texting programs, which have resulted in or may result in multimillion-dollar settlements to the plaintiffs. Any future such litigation against DocGo could be costly and time-consuming to defend.

In addition, DocGo's SMS and other outbound communications activities are subject to the federal Telephone Consumer Protection Act ("TCPA") and similar state laws, which impose significant restrictions on the use of automated dialing systems, prerecorded or artificial voice messages and text messaging, and require specific forms of prior express consent and opt-out mechanisms. The interpretation and enforcement of the TCPA and related state laws are evolving, including through private class action litigation.

Any failure to comply with HIPAA, the TCPA or similar laws and regulations, including with respect to consent, disclosures, message content, frequency or use of automated technologies, could expose DocGo to substantial statutory damages, regulatory enforcement actions, and other legal liability, which could have a material adverse impact on DocGo's business, financial condition and results of operations.

If DocGo does not effectively adapt to changes in the healthcare industry, including changes to laws and regulations regarding telehealth, DocGo's business may be harmed.

The unpredictability of the healthcare regulatory landscape means that sudden changes in laws, rules, regulations and policy, or interpretations of the foregoing, are possible. Federal, state and local legislative bodies frequently pass legislation and promulgate regulations that affect the healthcare industry. As has been the trend in the past decade with healthcare reform, it is reasonable to assume that there will continue to be increased government oversight and regulation of the healthcare industry in the future, particularly in times of changing political, regulatory and other influences. DocGo cannot provide any assurances regarding the ultimate content, timing or effect of any new healthcare legislation or regulations, nor is it possible at this time to estimate the impact of potential new legislation or regulations on its business. It is possible that future legislation enacted by Congress or state legislatures, or regulations promulgated by regulatory authorities at the federal or state level, could adversely affect DocGo's current or future business. The extent to which a jurisdiction considers particular actions or relationships to comply with the applicable legal requirements is also subject to evolving interpretations by medical boards and state attorneys general, among others, each with broad discretion. It is possible that the changes to the Medicare, Medicaid or other governmental healthcare program reimbursements may serve as precedent to possible changes in other payors' reimbursement policies in a manner adverse to DocGo. Similarly, changes in private payor reimbursements could lead to adverse changes in Medicare, Medicaid and other governmental healthcare programs.

As one example, the telehealth industry is still relatively young and developing, and DocGo's ability to provide its telehealth solutions is directly dependent upon the development and interpretation of the laws governing remote healthcare, the practice of medicine and healthcare delivery in the applicable jurisdictions and more broadly. A few states have imposed different, and, in some cases, additional, standards regarding the provision of services via telehealth. State medical boards have also established new rules or interpreted existing rules in their respective states in a manner that has limited the way telehealth services can be provided. Although the COVID-19 pandemic has led to the relaxation of certain Medicare, Medicaid and state licensure restrictions on the delivery of telehealth services and many of these relaxed policies were either made permanent or extended for limited periods, including into early 2026 (the "Extension"), it is uncertain how long some of the relaxed policies will remain in effect. There can be no guarantee that upon expiration of the Extension such restrictions will not be reinstated or changed in a way that adversely affects DocGo's current or future telehealth offerings.

Accordingly, DocGo must monitor its compliance with law in every jurisdiction in which it operates, on a regular basis. While DocGo has taken steps to structure its contracts and operations to comply with applicable healthcare laws and regulations, the healthcare laws and regulations applicable to DocGo may be amended or interpreted in new or different ways that are adverse to DocGo, and new laws and regulations adverse to DocGo's current or future business may be adopted in the future. There can be no assurance that DocGo will be able to successfully address changes in the current regulatory environment or new laws and regulations that may be implemented in the future, or that practices which are compliant now will continue to be so in the future. Any failure to comply with any changes to or new developments in the healthcare regulatory environment could have a material adverse effect on DocGo's business, financial condition and results of operations.

DocGo must be properly enrolled in governmental healthcare programs before it can receive reimbursement for services, and there may be delays in the enrollment process.

Each time DocGo expands into a new market, whether organically or by way of acquisition, to the extent a DocGo affiliated entity is a healthcare or ambulance provider (referred to herein as "DocGo" for simplicity purposes), it must enroll the new operations under DocGo's applicable group identification number for Medicare and Medicaid programs before DocGo is eligible to receive reimbursement for services rendered to beneficiaries of those programs. Similarly, DocGo must notify commercial and government managed care plans with which it participates of the new operation. Some of these health plans may have to approve the new operation before DocGo is eligible to receive reimbursement for services rendered to their members. The estimated time to receive approval for the enrollment is sometimes difficult to predict.

With respect to Medicare, providers can retroactively bill Medicare for services provided 30 days prior to the effective date of the enrollment. In addition, the enrollment rules provide that the effective date of the enrollment will be the later of the date on which the enrollment application was filed and approved by the Medicare contractor, or the date on which the provider began providing services. If DocGo is unable to complete the enrollment process within the 30 days after the commencement of services, DocGo will be precluded from billing Medicare for any services which were provided to a Medicare beneficiary more than 30 days prior to the effective date of the enrollment. With respect to Medicaid, new enrollment rules and whether a state will allow providers to retrospectively bill Medicaid for services provided prior to submitting an enrollment application varies by state. Failure to timely enroll could reduce DocGo's total revenues and have a material adverse effect on the business, financial condition or results of operations.

The Affordable Care Act, as currently structured, added additional enrollment requirements for Medicare and Medicaid, which have been further enhanced through implementing regulations and increased enforcement scrutiny. Every enrolled provider must revalidate its enrollment at regular intervals and must update the Medicare contractors and many state Medicaid programs with significant changes on a timely basis. If DocGo fails to provide sufficient documentation as required to maintain its enrollment, Medicare and Medicaid could deny continued future enrollment or revoke DocGo's enrollment and billing privileges. Similarly, health plans re-credential their participating providers every two to three years. DocGo needs to stay current with these credentialing requirements. Failure to do so could result in termination from a health plan's network.

The requirements for enrollment, licensure, certification and accreditation may include notification or approval in the event of a transfer or change of ownership or certain other changes. Other agencies or health plans with which DocGo has contracts may have similar requirements, and some of these processes may be complex. Failure to provide required notifications or obtain necessary approvals may result in the delay or inability to complete an acquisition or transfer, loss of licensure, lapses in reimbursement or other penalties. While DocGo takes steps to substantially comply with these requirements, it cannot assure you that the agencies that administer these programs or have awarded DocGo contracts or health plans that have reimbursed DocGo will not find that DocGo has failed to comply in some material respects. A finding of non-compliance and any resulting payment delays, refund demands or other sanctions could have a material adverse effect on DocGo's business, financial condition or results of operations.

Reductions in Medicare reimbursement rates or changes in the rules governing the Medicare program could have a material adverse effect on DocGo.

DocGo generates a significant amount of revenues from Medicare, either directly or through MA plans, particularly in its healthcare transportation segment. Medicare revenues represent approximately 18.6%, 8.9% and 7.7% of DocGo's revenues for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, many private payors base their reimbursement rates on the published Medicare rates or are themselves reimbursed by Medicare for the services DocGo provides. As a result, DocGo's results of operations are, in part, dependent on government funding levels for Medicare programs and any changes that limit or reduce MA or general Medicare reimbursement levels, such as reductions in or limitations of reimbursement amounts or rates under programs, reductions in funding of programs, expansion of benefits without adequate funding or elimination of coverage for certain benefits or for certain individuals, could have a material adverse effect on DocGo's business, financial condition and results of operations.

The Medicare program and its reimbursement rates and rules are subject to frequent change. These include statutory and regulatory changes, rate adjustments (including retroactive adjustments), administrative or executive orders and government funding restrictions, all of which may materially adversely affect the rates at which Medicare reimburses DocGo for its services. Budget pressures often cause the federal government to reduce or place limits on reimbursement rates under Medicare. Implementation of these and other types of measures could result in substantial reductions in DocGo's revenues and operating margins. For example, due to the federal sequestration, an automatic 2% reduction in Medicare spending took effect beginning in April 2013. Although temporarily paused/reduced from May 1, 2020 through June 30, 2022 due to The Cares Act, which was signed into law on March 27, 2020, and designed to provide financial support and resources to individuals and business affected by the COVID-19 pandemic, the 2% reduction was reimposed as of July 1, 2022 and remains in effect as of the date of this filing.

Each year, CMS issues a final rule to establish the MA benchmark payment rates for the following calendar year. Reductions to MA rates impacting DocGo may be greater than the industry average rate and the final impact of the MA rates can vary from any estimate DocGo may have. In addition, CMS may change the rules governing the Medicare program, including those governing reimbursement. Reductions in reimbursement rates or the scope of services being reimbursed could have a material adverse effect on DocGo's business, financial condition and results of operations.

State and federal efforts to reduce Medicaid spending could adversely affect DocGo.

Certain of DocGo's customers who are individuals are dual-eligible, meaning their coverage comes from both Medicare and Medicaid. As a result, a small portion of DocGo's revenue comes from Medicaid, accounting for approximately 2.8%, 1.6% and 1.4% of revenue for the years ended December 31, 2025, 2024 and 2023, respectively. Medicaid is a joint federal-state program purchasing healthcare services for the low income and indigent as well as certain higher income individuals with significant health needs. Under broad federal criteria, states establish rules for eligibility, services and payment. Medicaid is a state-administered program financed by both state funds and matching federal funds. Medicaid spending has increased rapidly in recent years, becoming a significant component of state budgets. This, combined with slower state revenue growth, has led both the federal government and many states to institute measures aimed at controlling the growth of Medicaid spending, and in some instances reducing aggregate Medicaid spending.

For example, a number of states have adopted or are considering legislation designed to reduce their Medicaid expenditures, such as financial arrangements commonly referred to as provider taxes. Under provider tax arrangements, states collect taxes from healthcare providers and then use the revenue to pay the providers as a Medicaid expenditure, which allows the states to then claim additional federal matching funds on the additional reimbursements. Current federal law provides for a cap on the maximum allowable provider tax as a percentage of the provider's total revenue. There can be no assurance that federal law will continue to provide matching federal funds on state Medicaid expenditures funded through provider taxes, or that the current caps on provider taxes will not be reduced. Any discontinuance or reduction in federal matching of provider tax-related Medicaid expenditures could have a significant and adverse effect on states' Medicaid expenditures, and as a result could have an adverse effect on DocGo's business, financial condition and results of operations.

Also, as part of the movement to repeal, replace or modify the Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, and as a means to reduce the federal budget deficit, there are renewed congressional efforts to move Medicaid from an open-ended program with coverage and benefits set by the federal government to one in which states receive a fixed amount of federal funds, either through block grants or per capita caps, and have more flexibility to determine benefits, eligibility or provider payments. If those changes are implemented, DocGo cannot predict whether the amount of fixed federal funding to the states will be based on current payment amounts, or if it will be based on lower payment amounts, which would negatively impact those states that expanded their Medicaid programs in response to the Affordable Care Act.

DocGo expects these state and federal efforts to continue for the foreseeable future. The Medicaid program and its reimbursement rates and rules are subject to frequent change at both the federal and state level. These include statutory and regulatory changes, rate adjustments (including retroactive adjustments), administrative or executive orders and government funding restrictions, all of which may materially adversely affect the rates at which DocGo's services are reimbursed by state Medicaid plans.

DocGo has been the subject of federal, state and municipal investigations, audits and compliance reviews and may be subject to additional investigations, audits and reviews in the future.

Companies in the broader healthcare industry are subject to a high level of scrutiny by various governmental agencies and their agents. Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies, as well as their executives and managers. These investigations relate to a wide variety of topics, including referral and billing practices. For example, to enforce compliance with federal laws, the U.S. Department of Justice and the OIG have established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' compliance, including compliance with the healthcare reimbursement rules and fraud and abuse laws. DocGo is also required to conduct periodic internal audits in connection with its third-party relationships and, in the ordinary course of business receives repayment demands from third-party payors based on allegations that its services were not medically necessary, were billed at an improper level or otherwise violated applicable billing requirements that require investigation. Further, DocGo periodically conducts internal reviews of its regulatory compliance.

DocGo has been the subject of investigations, audits and reviews and may in the future be subject to additional investigations, audits and reviews by the government and its agents, third-parties or DocGo itself. Such investigations, audits and reviews could result in significant expense to DocGo in addition to adverse publicity and diversion of the management's attention from DocGo's business regardless of the outcome. Any adverse findings against DocGo could result in significant fines, penalties and other sanctions, any of which could have a material adverse effect on DocGo's business, financial condition and results of operations.

DocGo's business practices may be found to constitute illegal fee-splitting or corporate practice of medicine, which may lead to penalties and could adversely affect DocGo's business.

Many states have laws that prohibit business corporations such as DocGo from practicing medicine, employing physicians, exercising control over medical judgments or decisions of physicians or other healthcare professionals (such as EMTs and nurses), or engaging in certain business arrangements such as fee-splitting, with each of the foregoing activities collectively referred to as the "corporate practice of medicine." In some states these prohibitions are expressly stated in a statute or regulation, while in other states the prohibition is a matter of judicial or regulatory interpretation. Many of the states in which DocGo currently operates generally prohibit the corporate practice of medicine, and other states may as well, including those into which DocGo may expand in the future.

The state laws and regulations and administrative and judicial decisions that enumerate the specific corporate practice of medicine rules vary considerably from state to state and have been subject to limited judicial or regulatory interpretations. These laws and regulations are enforced by both the courts and government agencies, each with broad discretion. Courts, government agencies or other parties, including physicians and third party payors, may assert that DocGo is engaged in the unlawful corporate practice of medicine. While penalties for violations of the corporate practice of medicine vary from state to state, as a result of such allegations, DocGo could be subject to civil and criminal penalties, its contracts could be found legally invalid and unenforceable, in whole or in part, or DocGo could be required to restructure its contractual arrangements entirely. If found to be engaged in the corporate practice of medicine, DocGo may not be able to restructure its operations or its contractual arrangements on favorable terms or at all. Any failure to comply with these laws and regulations regarding the corporate practice of medicine and the consequences of such non-compliance could have a material adverse impact on DocGo's business, financial condition and results of operations.

DocGo has taken steps to operate its business in compliance with the applicable regulations governing fee-splitting and the corporate practice of medicine in the states where it generates revenue; however, in many cases and as noted above, these laws and regulations applicable to DocGo are subject to limited or evolving interpretations, and there can be no assurances that a review of DocGo's business or operations by a court, law enforcement or a regulatory authority might result in a determination of non-compliance.

Risks Related to DocGo's Indebtedness

DocGo's future indebtedness could require that it dedicate a portion of its cash flows to debt service obligations and reduce the funds that would otherwise be available for other general corporate purposes and other business opportunities, which could adversely affect DocGo's operating performance, growth, profitability and financial condition, which in turn could make it more difficult for it to generate cash flow sufficient to satisfy all of its obligations under its indebtedness.

As of December 31, 2025, DocGo had no borrowings outstanding under the amended and restated credit agreement, dated as of August 7, 2025, among DocGo, Citibank, N.A., as administrative agent (the "Agent"), and the other parties thereto (the "Credit Agreement"). The Credit Agreement provides for a revolving credit facility in the initial aggregate principal amount of $55 million (the "Revolving Facility"), and borrowings thereunder are subject to a borrowing base formula based on eligible receivables as described therein. The Revolving Facility includes the ability for the Company to request an increase to the commitment by an additional amount of up to $20 million, though no lender is obligated to provide any such additional commitment. Any borrowings under the Revolving Facility are expected to be used for general corporate purposes, including the funding of working capital needs. Borrowings under the Revolving Facility bear interest at a per annum rate equal to: (i) at DocGo's option, (x) the base rate or (y) the adjusted term SOFR rate, plus (ii) the applicable margin. DocGo is also required to pay a commitment fee to the lenders under the Revolving Facility in respect of any unutilized commitments thereunder. DocGo's borrowings under the Credit Agreement or similar future arrangements could require that DocGo dedicate a portion of its cash flows to debt service payments. As a result, any such indebtedness could reduce the funds that would otherwise be available for operations and future business opportunities, and payments of such debt obligations could limit DocGo's ability to:

- obtain additional financing, if necessary, for working capital and operations, or such financing may not be available on favorable terms;

- pay dividends and make other distributions on, or redeem or repurchase, capital stock;

- make needed capital expenditures;

- make strategic acquisitions or investments or enter into joint ventures;

- react to changes or withstand a future downturn in its business, the industry or the economy in general;

- meet expected demand growth, budget targets and forecasts of future results;

- engage in business activities, including future opportunities that may be in its interest; and

- react to competitive pressures or compete with competitors with less debt.

These limitations could adversely affect DocGo's operating performance, growth, profitability and financial condition, which would make it more difficult for it to generate sufficient cash flow to satisfy its obligations under its indebtedness.

DocGo's ability to make scheduled payments on its debt obligations also depends on its then-current financial condition, results of operations and capital resources, which are subject to, among other things: the business, financial, economic, industry, competitive, regulatory and other factors discussed in these risk factors, and on other factors, some of which are beyond its control, including: the level of capital expenditures it makes, including those for acquisitions, if any; its debt service requirements; fluctuations in its working capital needs; its ability to borrow funds and access capital markets; and restrictions on debt service payments and its ability to make working capital borrowings for debt service payments contained in the Credit Agreement.

If DocGo is unable to generate sufficient cash flow to permit it to meet its debt obligations under the Credit Agreement or any future arrangements, then it would be in default and, in the case of the Credit Agreement, the Agent could accelerate repayment of all amounts outstanding under the Credit Agreement. If its indebtedness were to be accelerated, there can be no assurance that DocGo would have, or be able to obtain, sufficient funds to repay such indebtedness in full. In addition, under the Credit Agreement, in the event of a default, the Agent could seek foreclosure of the Agent's lien on the assets of DocGo and its subsidiary guarantors and exercise other customary secured creditor rights.

The terms of the Credit Agreement and potential future debt arrangements could restrict its current and future operations, particularly its ability to respond to changes or to take certain actions.

The Credit Agreement imposes significant operating and financial restrictions on DocGo and may limit its ability to engage in acts that may be in its best interest, including restrictions on DocGo's ability to:

- incur or guarantee additional indebtedness;

- pay dividends and make other distributions on, or redeem or repurchase, capital stock;

- make certain investments;

- incur certain liens;

- enter into transactions with affiliates;

- merge or consolidate; and

- transfer or sell assets.

Additionally, the Credit Agreement is subject to a certain minimum liquidity financial covenant based on the prior twelve months' cash burn and the Company's available cash balances and borrowing ability thereunder. As of December 31, 2025, DocGo was not in compliance with such covenant. While DocGo is currently in active discussions with the lenders as of the date of this filing to reach a resolution regarding the covenant non-compliance and preserve its ability to draw from the Revolving Facility, there can be no assurance that DocGo will be successful in reaching a resolution or that the Revolving Facility will remain available. DocGo's ability to comply with the covenants and restrictions contained in the Credit Agreement in the future may be affected by events beyond its control. If market or other macroeconomic conditions deteriorate, its ability to comply with these covenants and restrictions may be impaired.

A breach of the covenants could result in an event of default under the Credit Agreement, which, if not cured or waived, could have a material adverse effect on DocGo's business, results of operations and financial condition, including the acceleration of payments as described above. If DocGo's then-existing indebtedness were to be accelerated, there can be no assurance that it would have, or be able to obtain, sufficient funds to repay such indebtedness in full. In addition, in the event of a default, the Agent could seek foreclosure of the Agent's lien on the assets of DocGo and its subsidiary guarantors and exercise other customary secured creditor rights, and DocGo could be forced into bankruptcy or liquidation. Any future debt arrangements that DocGo may enter into could also impose similar restrictions.

If the financial institutions that are lenders under the Revolving Facility fail to extend credit under the facility, DocGo's liquidity and results of operations may be adversely affected.

Each financial institution that is a lender under the Revolving Facility is responsible on a several but not joint basis for providing a portion of the loans to be made under the facility. If any participant or group of participants with a significant portion of the commitments under the Revolving Facility fails to satisfy its or their respective obligations to extend credit under the facility and DocGo is unable to find a replacement for such participant or participants on a timely basis (if at all), DocGo's liquidity may be adversely affected. In addition, the terms of the Credit Agreement require DocGo to comply with certain financial covenants even if no amounts are outstanding under the Revolving Facility. As of December 31, 2025, DocGo was not in compliance with the minimum liquidity financial covenant. While DocGo is currently in active discussions with the lenders as of the date of this filing to reach a resolution regarding the covenant non-compliance and preserve its ability to draw from the Revolving Facility, there can be no assurance that DocGo will be successful in reaching a resolution or that the Revolving Facility will remain available. If DocGo is unable to comply with the covenants, and in certain other circumstances, the lenders under the Revolving Facility may terminate or reduce the Revolving Facility, which could adversely impact DocGo's liquidity and results of operations.

DocGo might incur future debt, which could further increase the risks to its financial condition described above.

DocGo may incur significant indebtedness in the future, including off-balance sheet financings, trade credit, contractual obligations and general and commercial liabilities. Although the Credit Agreement contains certain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also would not prevent DocGo from incurring obligations that do not constitute indebtedness. Additionally, as of December 31, 2025, DocGo had no borrowings outstanding under the Revolving Facility, and the unused portion of the Revolving Facility was $55 million. The terms of the Credit Agreement also provide that DocGo may be able to increase the commitments under the Revolving Facility by an additional aggregate principal amount of up to $20 million. As noted above, as of December 31, 2025, DocGo was not in compliance with the minimum liquidity financial covenant under the Credit Agreement. However, DocGo is currently in active discussions with the lenders as of the date of this filing to reach a resolution regarding the covenant non-compliance and preserve its ability to draw from the Revolving Facility. Although there can be no assurance that DocGo will be successful in reaching a resolution, if the Revolving Facility remains available, in the future DocGo may incur indebtedness thereunder. DocGo's future debt levels could further exacerbate the related risks to DocGo's financial condition that it now faces.

If DocGo is unable to generate sufficient cash to service its indebtedness, it may be forced to take other actions to fund the satisfaction of its obligations under its indebtedness, which may not be successful.

If DocGo's cash flow is insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, raise additional debt or equity capital or restructure or refinance its indebtedness. DocGo may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow DocGo to meet its debt service obligations. Even if new financing were available, it may be on terms that are less attractive to DocGo than its then-existing indebtedness or it may not be on terms that are acceptable to DocGo. In addition, the Credit Agreement restricts DocGo's ability to dispose of assets and use the proceeds from those dispositions. Thus, DocGo may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

If DocGo cannot generate sufficient cash flow to permit it to meet payment requirements on its debt, then, under the Credit Agreement, it would be in default and the Agent could accelerate repayment of all amounts outstanding under the Credit Agreement. If DocGo's future indebtedness were to be accelerated, there can be no assurance that it would have, or be able to obtain, sufficient funds to repay such indebtedness in full. In addition, in the case of the Credit Agreement, in the event of a default, the Agent could seek foreclosure of the Agent's lien on the assets of DocGo and its subsidiary guarantors and exercise other customary secured creditor rights, and DocGo could be forced into bankruptcy or liquidation.

DocGo's variable rate indebtedness could subject it to interest rate risk, which could cause its debt service obligations to increase significantly.

Borrowings under the Revolving Facility are at variable rates of interest and DocGo's future borrowings under the Revolving Facility could expose DocGo to interest rate risk. If interest rates increase, DocGo's debt service obligations on its future variable rate indebtedness could increase even though the amount borrowed will remain the same, and DocGo's net income and operating cash flows, including cash available for servicing its indebtedness, would correspondingly decrease.

Risks Related to Ownership of Common Stock

Nasdaq may delist DocGo's securities from trading on its exchange, which could limit investors' ability to make transactions in its securities and subject DocGo to additional trading restrictions.

The Common Stock is listed on Nasdaq under the symbol "DCGO." DocGo is required to meet continued listing requirements for its securities to continue to be listed on Nasdaq, including having a minimum number of public securities holders and a minimum stock price.

On January 26, 2026, DocGo received a letter (the "Notice") from the Listing Qualifications Department (the "Staff") of Nasdaq notifying DocGo that, based upon the closing bid price of the Common Stock from December 9, 2025 to January 23, 2026, DocGo is not currently in compliance with Nasdaq Listing Rule 5550(a)(2), which requires DocGo to maintain a minimum bid price of $1.00 per share for continued listing on The Nasdaq Capital Market (the "Minimum Bid Requirement").

The Notice had no immediate effect on the continued listing status of the Common Stock on The Nasdaq Capital Market, and therefore, DocGo's listing remains fully effective.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), DocGo has a period of 180 calendar days from the date of the Notice — or until July 27, 2026 — to regain compliance with the Minimum Bid Requirement. To regain compliance, the closing bid of the Common Stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days prior to July 27, 2026.

If DocGo is not in compliance with the Minimum Bid Requirement by July 27, 2026, DocGo may be eligible for a second 180 calendar day compliance period. To qualify, DocGo will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Requirement, and DocGo would be required to notify Nasdaq of its intent to cure the deficiency during the second compliance period, which may include effecting a reverse stock split, if necessary. If DocGo meets these requirements, Nasdaq will inform DocGo that it has been granted an additional 180 calendar days. However, if it appears to the Staff that DocGo will not be able to cure the deficiency, or if DocGo is otherwise not eligible, Nasdaq will provide notice that DocGo's securities are subject to delisting. DocGo would then be entitled to appeal that determination to a Nasdaq hearings panel.

DocGo intends to actively monitor the closing bid price of the Common Stock and will evaluate available options to regain compliance with the Minimum Bid Requirement, including initiating a reverse stock split. However, there can be no assurance that DocGo will regain compliance with the Minimum Bid Requirement during the 180 day compliance period, secure a second period of 180 days to regain compliance, or maintain compliance with the other Nasdaq listing requirements,

If Nasdaq delists DocGo's securities from trading on its exchange and DocGo is not able to list its securities on another national securities exchange, DocGo expects its securities could be quoted on an over-the-counter market. If this were to occur, it could face significant material adverse consequences, including:

- a limited availability of market quotations for its securities;

- reduced liquidity for its securities;

- a determination that the Common Stock is a "penny stock" which will require brokers trading in Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

Because there are no current plans to pay cash dividends on Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid for it.

DocGo has retained earnings in the past and intends to retain future earnings, if any, for future operations, expansion and debt repayment, and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of Common Stock will be at the sole discretion of the Board. The Board may take into account general and economic conditions, DocGo's financial condition and results of operations, DocGo's available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by DocGo to its stockholders or by its subsidiaries to it and such other factors as the Board may deem relevant. In addition, DocGo's ability to pay dividends is limited by covenants of DocGo's existing and outstanding indebtedness and may be limited by covenants of any future indebtedness DocGo incurs. As a result, you may not receive any return on an investment in Common Stock unless you sell Common Stock for a price greater than that which you paid for it.

If securities analysts do not publish research or reports about DocGo's business or if they downgrade the Common Stock or DocGo's sector, DocGo's stock price and trading volume could decline.

The trading market for Common Stock relies in part on the research and reports that industry or financial analysts publish about DocGo or its business. DocGo does not control these analysts. In addition, some financial analysts may have limited expertise with DocGo's model and operations. If one or more of the analysts who do cover DocGo downgrade its stock or industry, or the stock of any of its competitors, or publish inaccurate or unfavorable research about its business, the price of Common Stock could decline. Furthermore, if one or more of these analysts cease coverage of DocGo or fail to publish reports on it regularly, DocGo could lose visibility in the market, which in turn could cause its stock price or trading volume to decline.

Future sales, or the perception of future sales, by DocGo or its stockholders in the public market could cause the market price for Common Stock to decline.

The sale of shares of Common Stock in the public market, or the perception that such sales could occur, by senior executives, directors and significant stockholders could harm the prevailing market price of shares of Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for DocGo to sell equity securities in the future at a time and at a price that it deems appropriate.

In addition, the shares of Common Stock reserved for future issuance under DocGo's equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144 under the Securities Act, as applicable. The number of shares of Common Stock reserved for future issuance under its equity incentive plans represents approximately 17.1% of outstanding Common Stock as of December 31, 2025. The compensation committee of the Board may determine the exact number of shares to be reserved for future issuance under its equity incentive plans at its discretion. DocGo has filed Registration Statements on Form S-8 under the Securities Act to register shares of Common Stock and securities convertible into or exchangeable for shares of Common Stock issued pursuant to DocGo's equity incentive plan and may file additional registration statements on Form S-8 in the future. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, DocGo may also issue its securities in connection with investments or acquisitions. The number of shares of Common Stock issued in connection with an investment or acquisition could constitute a material portion of DocGo's then-outstanding shares of Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to DocGo's stockholders.

DocGo's share repurchase program may subject it to certain risks, and DocGo cannot provide any guarantees that it will repurchase Common Stock pursuant to its share repurchase program.

DocGo has adopted a share repurchase program to repurchase shares of its Common Stock. Although the Board has authorized the share repurchase program, the timing, manner, price and amount of any Common Stock repurchases will be determined by the Company in its discretion and will depend on a variety of factors, including legal requirements, price and economic and market conditions. DocGo's share repurchase program does not obligate it to acquire any Common Stock, and DocGo may discontinue the program at any time. If DocGo fails to meet any expectations related to share repurchases, it could have a material adverse impact on investor confidence and the market price of the Common Stock could decline. Additionally, price volatility of the Common Stock over a given period may cause the average price at which DocGo repurchases Common Stock to exceed the stock's market price at a given point in time.

Any reduction or discontinuance by DocGo of repurchases of its Common Stock pursuant to its current share repurchase program could cause the market price of its Common Stock to decline. Moreover, in the event DocGo's repurchases of its Common Stock are reduced or discontinued, its failure or inability to resume repurchasing Common Stock at historical levels could result in a lower market valuation of its Common Stock.

Anti-takeover provisions in DocGo's organizational documents could delay or prevent a change of control.

Certain provisions of DocGo's certificate of incorporation (as the same may be amended and/or restated from time to time) and bylaws (as the same may be amended and/or restated from time to time) may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by DocGo's stockholders.

These provisions provide for, among other things:

- a classified board of directors;

- the ability of the Board to issue one or more series of preferred stock;

- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at DocGo's annual meetings;

- certain limitations on convening special stockholder meetings;

- limiting the ability of stockholders to act by written consent;

- supermajority provisions to amend the bylaws and certain sections of the certificate of incorporation; and

- providing the Board with express authority to make, alter or repeal the bylaws.

These anti-takeover provisions could make it more difficult for a third party to acquire DocGo, even if the third party's offer may be considered beneficial by many of DocGo's stockholders. As a result, DocGo's stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause DocGo to take other corporate actions you desire.

DocGo's certificate of incorporation designates, subject to limited exceptions, the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by stockholders and the federal district courts as the sole and exclusive forum for Securities Act claims, which could limit stockholders' ability to obtain a favorable judicial forum for disputes with DocGo or its directors, officers, employees or stockholders.

DocGo's certificate of incorporation provides that, unless DocGo, in writing, selects or consents to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, is the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware) and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the U.S.; provided however, these provisions of the certificate of incorporation will not apply to suits brought to enforce a duty or liability created by the Exchange Act (as explained below).

As a result, any (1) derivative action or proceeding brought on behalf of DocGo, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee to DocGo or its stockholders, (3) action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or DocGo's certificate of incorporation or bylaws, or (4) action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware). Any person or entity purchasing or otherwise acquiring any interest in shares of DocGo's capital stock shall be deemed to have notice of and to have consented to the provisions of the certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with DocGo or its directors, officers or other employees, which may discourage such lawsuits against DocGo and its directors, officers and employees. Alternatively, if a court were to find these provisions of DocGo's certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, DocGo may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect DocGo's business and financial condition.

DocGo's certificate of incorporation provides that the exclusive forum provision is applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

The market price and trading volume of Common Stock may be volatile, and the value of Common Stock has declined and could continue to decline.

Stock markets, including Nasdaq, have from time-to-time experienced significant price and volume fluctuations. The market price of the Common Stock has been and may continue to be volatile and has declined and could continue to decline significantly, whether due to matters specific to DocGo or to general market conditions. In addition, the trading volume in Common Stock may fluctuate and cause significant price variations to occur. If the market price of the Common Stock declines significantly, you may be unable to resell your shares of Common Stock at or above the market price of Common Stock. DocGo cannot assure you that the market price of Common Stock will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

- the realization of any of the risk factors presented in this Annual Report;

- actual or anticipated differences in DocGo's estimates, or in the estimates of analysts, for DocGo's revenues, results of operations, level of indebtedness, liquidity or financial condition;

- additions and departures of key personnel;

- failure to comply with the requirements of the Nasdaq;

- failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

- future issuances, sales or resales, or anticipated issuances, sales or resales, of Common Stock;

- DocGo's inability to execute its share repurchase program as planned, including failure to meet internal or external expectations around the timing or price of share repurchases, and any reductions or discontinuances of repurchases thereunder;

- perceptions of the investment opportunity associated with Common Stock relative to other investment alternatives;

- the performance and market valuations of other similar companies;

- future announcements concerning DocGo's business or its competitors' businesses;

- broad disruptions in the financial markets, including sudden disruptions in the credit markets;

- speculation in the press or investment community;

- actions and investment positions taken by institutional investors and other stockholders;

- attacks by short sellers or substantial short interest in Common Stock;

- negative publicity regarding DocGo's business;

- actual, potential or perceived control, accounting or reporting problems;

- changes in accounting principles, policies and guidelines; and

- general macroeconomic and geopolitical conditions, such as the effects of health crises; recessionary fears, rising interest rates and inflationary environment; local and national elections; fuel prices; international currency fluctuations; U.S. relations with other countries; corruption or political instability, including the conflicts in Ukraine and the Middle East and rising tensions in the Taiwan Strait; and acts of war or terrorism.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their securities. DocGo is subject to, and may in the future be subject to, such litigation. This type of litigation could result in substantial costs and divert DocGo's management's attention and resources, which could have a material adverse effect on DocGo.

Future issuances of debt securities and equity securities may adversely affect DocGo, including the market price of Common Stock and may be dilutive to existing stockholders.

There is no assurance that DocGo will not incur debt or issue equity ranking senior to Common Stock. Those securities will generally have priority upon liquidation. Such securities also may be governed by an indenture or other instrument containing covenants restricting DocGo's operating flexibility. Additionally, any convertible or exchangeable securities that DocGo issues in the future may have rights, preferences and privileges more favorable than those of Common Stock. Separately, additional financing may not be available on favorable terms, or at all. Because DocGo's decision to issue debt or equity in the future will depend on market conditions and other factors, it cannot predict or estimate the amount, timing, nature or success of DocGo's future capital raising efforts. As a result, future capital raising efforts may reduce the market price of Common Stock and be dilutive to existing stockholders.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity.

Risk Management and Strategy

In the ordinary course of our business, we collect, use, store and transmit digitally large amounts of confidential, sensitive, proprietary, personal and health-related information. The secure maintenance of this information and our information technology systems is important to our operations and business strategy, and we consider cybersecurity, along with other significant risks that we face, within our overall enterprise risk management framework. To this end, we have implemented processes designed to assess, identify and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity and availability of these systems and the data residing therein.

These processes are managed and monitored by a dedicated information technology team, led by our Chief Information Security Officer ("CISO"), who also serves as our Chief Information Officer, and include mechanisms, controls, technologies, systems and other processes designed to prevent or mitigate data loss, theft, misuse or other security incidents or vulnerabilities affecting the data and maintain a stable information technology environment. For example, we conduct penetration and vulnerability testing, data recovery testing, security audits and ongoing risk assessments, including due diligence on and audits of our key technology vendors and other contractors and suppliers. We also conduct regular employee trainings on cyber and information security, among other topics. In addition, we consult with outside advisors and experts, when appropriate, to assist with assessing, identifying, and managing cybersecurity risks, including to anticipate future threats and trends and their impact on the Company's risk environment. We also rely on information technology and third party vendors to support our operations, including our secure processing of personal, confidential, sensitive, proprietary and other types of information.

With respect to incident response, we have adopted a Cybersecurity Incident Response Plan that applies in the event of a cybersecurity threat or incident (the "IRP") to provide a standardized framework for responding to security incidents. The IRP sets out a coordinated approach to investigating, containing, documenting and mitigating incidents, including reporting findings and keeping senior management and other key stakeholders informed and involved as appropriate. In general, our incident response process follows the National Institute of Standards and Technology framework and focuses on four phases:

- preparation and prevention;

- detection and analysis;

- containment, eradication and recovery; and

- post-incident remediation.

The IRP applies to all Company personnel (including third-party contractors, vendors and partners) that perform functions or services that require access to secure Company information, and to all devices and network services that are owned or managed by the Company.

Despite ongoing efforts to continually improve our and our vendors' ability to protect against cyber incidents, we may not be able to protect all information systems, and such incidents may lead to reputational harm, revenue and client loss, legal actions and statutory penalties, among other consequences. Based on the information available as of the date of this Annual Report, we believe that risks from cybersecurity threats, including as a result of previous cybersecurity incidents, have not materially affected us, including our business strategy, results of operations or financial condition, and as of the date of this Annual Report, the Company is not aware of any material risks from cybersecurity threats that are reasonably likely to do so. However, there can be no guarantee that we will not be the subject of future cybersecurity attacks, threats or incidents that may materially affect our business strategy, results of operations or financial condition. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, "Risk Factors," under the heading "Risks Related to Information Technology."

Governance

Our CISO, who reports to our Chief Financial Officer, is responsible for assessing and managing cybersecurity risks. Our CISO has over 20 years of experience in cybersecurity, risk management and information security governance and holds Certified Information Systems Security Professional (CISSP) and Certified Information Security Manager (CISM) certifications. Our CISO receives reports on cybersecurity threats from our dedicated information technology team on an ongoing basis and, in conjunction with management, regularly reviews risk management measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. Our CISO also works closely with our legal and compliance departments to oversee compliance with legal, regulatory and contractual security requirements.

The Board, as a whole and at the committee level, has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage and mitigate those risks. The Board's Audit and Compliance Committee, which is comprised solely of independent directors, has been designated by our Board to oversee cybersecurity risks. The Audit and Compliance Committee receives regular updates on cybersecurity and information technology matters and related risk exposures from our CISO, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties. The Board also receives updates from management and the Audit and Compliance Committee on cybersecurity risks on at least an annual basis. In addition, we have protocols by which certain cybersecurity incidents are escalated within the Company and, where appropriate, reported promptly to the Board and Audit and Compliance Committee.

Item 2.   Properties.

Facilities

Our principal executive offices are located in New York City, where we occupy approximately 28,565 square feet under a lease that expires in 2029. We use this facility for administration, sales and marketing and general corporate activities for our Corporate segment. We occupied our former principal executive offices, also located in New York City, until January 2025. Such facility consists of 27,000 square feet and is being subleased to third parties until

July 2026. In addition to our headquarters, to support our local operations, as of December 31, 2025, we owned or leased 54 office locations elsewhere in the United States (eleven in New York; nine in Wisconsin; seven in each of California and Pennsylvania; five in each of Delaware and New Jersey; three in each of Tennessee and Texas; two in New Mexico; and one in each of Missouri and Rhode Island). These local facilities are used principally for ambulance basing, garaging and maintenance, as well as for administrative activities and general oversight for our Mobile Health Services and Transportation Services segments. Outside of the United States, we currently lease 14 facilities in England. These facilities are used for administrative functions and ambulance basing for our Mobile Health Services and Transportation Services segments. Our leases for our U.S. facilities expire at various dates through 2030, and our leases for our U.K. facilities expire at various dates through 2034. We believe our existing facilities are adequate to meet our current requirements, and we anticipate that suitable space will be readily available if needed. We intend to procure additional, similar facilities as we expand geographically.

Vehicle Fleet

As of December 31, 2025, we operated 582 vehicles in the United States, including 375 ambulances, 35 ambulettes and 172 basic transportation or support vehicles. Approximately 50% of our fleet is leased and 50% is owned. We replace ambulances based upon age and usage, generally every five to eight years. The average age of our existing active ambulance fleet is approximately four years. We generally prefer to lease vehicles, but we have purchased vehicles in the past when deemed appropriate. Most of our owned vehicles were acquired in connection with business acquisitions.

As of December 31, 2025, we operated another 288 vehicles in the United Kingdom, including 41 first response ambulances, 6 bariatric ambulances, 12 primary care paramedic cars, 11 rapid response vehicles, 12 mental health transport vehicles, 22 high dependency units, 174 patient transport vehicles and 10 support vehicles. Approximately 92% of our U.K. fleet is owned and approximately 8% is leased.

We use a combination of commercial and in-house maintenance services to maintain our fleet. In those geographies where quality external commercial maintenance services are able to meet our quality standards, we will utilize those commercial maintenance services. We continue to explore ways to decrease our overall maintenance expenditures for vehicles, including major refurbishing and overhaul of our vehicles to extend their useful life.

Item 3.   Legal Proceedings.

We are subject to legal proceedings, claims and litigation arising in the ordinary course of our business. Descriptions of certain legal proceedings to which we are a party are set forth in Note 19 to the Consolidated Financial Statements and are incorporated herein by reference.

In addition, from time to time, in the ordinary course of our business and like others in our industry, we receive requests for information from government agencies in connection with their regulatory or investigational authority. These requests can include subpoenas or demand letters for documents to assist the government in audits or investigations. We review such requests and notices and take what we believe to be appropriate action. We have been subject to certain requests for information and investigations in the past and could be subject to such requests for information and investigations in the future.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our Common Stock is currently traded on Nasdaq under the trading symbol "DCGO."

Holders of Record

As of March 12, 2026, there were 53 holders of record of our Common Stock. Because many of our shares of Common Stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have not declared or paid any cash dividends on our Common Stock to date, and we do not currently intend to pay cash dividends in the foreseeable future. The payment of cash dividends in the future will depend on a number of factors, including our future revenues and earnings, if any, capital requirements and general financial condition. Any future determination relating to our dividend policy will be made at the discretion of our Board. Our ability to declare dividends may be limited by restrictive covenants we may agree to in connection with our indebtedness.

Recent Sales of Unregistered Securities

None.

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference to such filing.

The following performance graph shows the cumulative total return on our Common Stock as compared to the Russell 2000 Index, S&P 500 Index, S&P 500 Health Care Sector Index and Nasdaq Health Care Index from November 8, 2021 (the day our Common Stock began trading as DocGo Inc. following the Business Combination) through December 31, 2025 (the last trading day at year end). The graph assumes an investment of $100 on November 8, 2021 and reinvestment of dividends, as applicable. The graph is based on historical data and is not intended to be a forecast or indication of future performance of our Common Stock.



Repurchases of Equity Securities

We did not repurchase any shares during the quarter ended December 31, 2025.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the accompanying notes included elsewhere in this Annual Report. The discussion and analysis below contain certain forward-looking statements about our business and operations that are subject to the risks, uncertainties and other factors described in the section entitled "Risk Factors," included in Part I, Item 1A, and other factors included elsewhere in this Annual Report. These risks, uncertainties and other factors could cause our actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to the section entitled "Cautionary Note Regarding Forward-Looking Statements."

Certain figures included in this section, such as interest rates and other percentages, have been rounded for ease of presentation. Percentage figures included in this section have, in some cases, been calculated on the basis of such rounded figures. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in our Consolidated Financial Statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Factors Affecting Our Results of Operations

Our operating results and financial performance are influenced by a variety of factors, including, among others, our ability to establish, maintain and grow customer relationships; our ability to execute projects to the satisfaction of our customers; conditions in the healthcare transportation and mobile health services markets; changes in government spending on healthcare and other social services, including as a result of changes in U.S. administrative priorities; availability of healthcare professionals and other personnel and our ability to attract and retain such personnel; changes in the cost of labor; our competitive environment; overall macroeconomic and geopolitical conditions, including the interest rate environment, the inflationary environment, the potential recessionary environment, regional conflict and tensions, financial institution instability and the prospect of a shutdown of the U.S. federal government; production schedules of our suppliers; our ability to obtain or maintain operating licenses; and the success of our acquisition strategy. Some of these key factors are briefly discussed below. Future revenue growth and improvement in operating results will be largely contingent on our ability to penetrate new markets and further penetrate existing markets, which is subject to a number of uncertainties, many of which are beyond our control.

Healthcare Services Market

The Mobile Health Services market is dependent on several factors, including increased patient acceptance of services that are provided outside of traditional healthcare facilities, such as in homes, businesses or other designated locations; healthcare coverage of the various Mobile Health Services; and, to a lesser extent, continued desire on the part of government and municipal entities to fund programs to assist currently underserved patient segments via "population health" programs.

The Transportation Services market is highly dependent on patients requiring transportation after surgeries and other medical procedures and treatments. The Company primarily focuses on the non-emergency medical transport market, which includes services that are provided to patients who need assistance getting to and from medical appointments. Key drivers of this market are the increase in chronic conditions and the number of elective surgeries as well as the ongoing aging of the population, as the older demographics tend to be much more frequent consumers of medical transportation services. We believe the market will also grow if hospitals and other healthcare facilities continue to outsource more of their transportation needs to independent providers, such as the Company, allowing these facilities to concentrate their efforts on their core competencies.

Overall Economic Conditions in the Markets in Which We Operate

Economic changes, both nationally and locally, in our markets impact our financial performance. Unfavorable changes in demographics, healthcare coverage of Mobile Health Services and Transportation Services, interest rates, inflation rates, the availability of trained and licensed healthcare professionals, or ambulance manufacturing; a weakening of the national economy or of any regional or local economy in which we operate; and other factors beyond our control could adversely affect our business.

Our Ability to Control Expenses

We pay close attention to the management of our working capital and operating expenses. Some of our most significant operating expenses are labor costs, medical supplies and vehicle-related costs, such as fuel, maintenance, repair and insurance. Insurance costs include premiums paid for coverage as well as reserves for estimated losses within the Company's insurance policy deductibles and for the lines of insurance where the Company is self-insured, such as auto and workers' compensation. We employ our proprietary technology to help drive improvements in productivity per transport and per shift. We regularly analyze our workforce productivity to help achieve the optimum, cost-efficient labor mix for our locations. This involves managing the mix of Company-employed labor and subcontracted labor as well as full-time and part-time employees.

Inflation

The inflation rate in the United States, as measured by the Consumer Price Index, has generally trended down since the middle of 2023. This data is reported monthly, showing year-over-year changes in prices across a basket of goods and services. The inflation rate declined to 2.7% for the full year 2025, down from 2.9% in 2024, 3.4% in 2023 and 6.5% in 2022. In February 2026, the annual inflation rate declined to 2.4%, the lowest since February 2021. An increased inflation rate, such as that witnessed between 2021 and the first half of 2023, could have an impact on DocGo's expenses in several areas, including wages, fuel and medical and other supplies. This would have the effect of compressing gross profit margins, as DocGo is generally unable to pass these higher costs on to its customers, particularly in the short term. In addition, opportunities to mitigate the impact of inflation are limited, aside from potentially buying more medical supplies than are currently needed in an effort to reduce the volume of future purchases, in instances where supply prices are anticipated to rise. As inflation has moderated, and in an attempt to stimulate economic growth, the U.S. Federal Reserve implemented three interest rate cuts in September, October and December of 2025, lowering its benchmark rate (the "federal funds rate") to the current level of 3.5-3.8% as of the date of this Annual Report. Looking into 2026, DocGo anticipates that the inflation rate will remain at or near the currently more moderate level, with an annual rate similar to those witnessed in 2024-2025 and the 2010-2020 period, when the annual inflation rate ranged from 0.1% to 3.2%. However, if inflation is above the levels that DocGo anticipates, gross margins could be below plan and as a result, DocGo's business, operating results and cash flows may be adversely affected.

Trip Volumes and Average Trip Price

A "trip" is defined as an instance where the Company completes the transportation of a patient to a specific destination, for which we are able to charge a fee. This metric does not include instances where a trip is ordered and subsequently either canceled (by the customer) or declined (by the Company). As trip volume represents the most basic unit of transportation service provided by the Company, the Company believes it is a good measure of the level of demand for the Company's Transportation Services and is used by management to monitor and manage the scale of the business.

The average trip price is calculated by dividing the aggregate revenue from the total number of trips by the total number of trips and is an important indicator of the effective rate at which the Company is being compensated for its provision of Transportation Services.

Revenues generated from programs under which the Company is paid a fixed hourly or daily rate for the use of a fully staffed and equipped ambulance do not factor in the trip counts or average trip prices mentioned above. We expect these fixed rate, "leased hour" programs to continue to account for an increasing proportion of the Transportation Services segment's revenues in the future.

Acquisitions

Historically, we have pursued an acquisition strategy to obtain enhanced capabilities or licenses to offer Mobile Health Services or Transportation Services. Future acquisitions may also include companies that may help drive revenue, profitability, cash flow and stockholder value.

During the year ended December 31, 2025, the Company completed three acquisitions, for an aggregate purchase price of $21.1 million. During the year ended December 31, 2024, the Company did not complete any acquisitions. During the year ended December 31, 2023, the Company completed three acquisitions for an aggregate purchase price of $34.2 million.

Overview

DocGo is a mobile healthcare services company that uses proprietary dispatch and communication technology to help provide quality mobile, in-person medical treatment directly to patients in the comfort of their homes, workplaces and other non-traditional locations, as well as medical transportation in major metropolitan cities in the United States and the United Kingdom.

The Company derives revenue primarily from two operating segments:

• *Mobile Health Services:* The services offered by this segment include a wide variety of healthcare services performed at homes, offices and other locations and event services such as on-site healthcare support at sporting events and concerts. This segment also provides solutions to large, typically underserved population groups, typically through arrangements with municipalities, which include both physical and mental healthcare services.

• *Transportation Services:* The services offered by this segment encompass both emergency response and non-emergency transport services. Non-emergency transport services include ambulance transports and wheelchair transports. Net revenue from Transportation Services is derived from the transportation of patients based on billings to third party payors and healthcare facilities.

See Item 1, "Business" in this Annual Report for additional information regarding DocGo's business.

For the year ended December 31, 2025 the Company recorded a net loss of $196.4 million, compared to net income of $13.4 million and $10.0 million in the years ended December 31, 2024 and 2023, respectively. See "Results of Operations" for the Company's evaluation of these results.

Investing in R&D and AI

Our R&D efforts include, among other things, the development of innovative software and services as well as the adoption and responsible integration of AI and ML capabilities across our products and internal operations, including the development, training, validation, deployment, and ongoing monitoring of ML models and related systems. We also intend to develop integrations with third-party products and services, mobile applications, automation tools to improve workforce productivity and operational efficiency, and other new offerings.

These initiatives may require significant capital and operating expenditures, specialized technical expertise, access to high-quality data, robust computing infrastructure, and effective governance and controls. Our ability to realize anticipated benefits from AI adoption, ML training, and workforce automation depends on, among other things, our ability to execute effectively, maintain model performance and reliability over time, manage the risks associated with bias, errors, data quality, and security, comply with evolving legal and regulatory requirements, and achieve adoption by employees, customers, and partners. If we fail to innovate, deploy, and scale these capabilities, or if our investments do not produce the expected returns, our market position, operating results, and revenue may be adversely affected.

Regulatory Environment

The Company is subject to federal, state and local regulations, including healthcare and emergency medical services laws and regulations and tax laws and regulations. The Company's current business plan assumes no material change in these laws and regulations. In the event that any such change occurs, compliance with new laws and regulations may significantly affect the Company's operations and cost of doing business.

Government Contracts

In recent years, the Company's government contract work has represented a substantial portion of its overall revenue. While the Company expects government contract work to decline, both in absolute dollar terms and as a percentage of overall consolidated revenue, due primarily to the ending of large migrant-related projects in New York, the Company continues to bid on government contracts and expects some revenue from this sector in the future. However, government contract work is subject to risks and uncertainties. For example, starting in the second quarter of 2023, the Company began providing services to the recent migrant population in New York City and in upstate New York. Some of these services were provided pursuant to a contract with an ending date during the second quarter of 2024. While a portion of that contract was extended through December 31, 2024, other services began to wind down in May 2024. The wind-down of all services under such contract was completed in the fourth quarter of 2024. While the Company continued to provide services under other contracts during 2025, the wind-down of the remaining migrant-related services under other contracts was completed in December, and the Company expects that the revenues from any remaining migrant-related projects will be relatively insignificant in 2026. As such, despite the Company's expectation for revenue growth in other business lines within the Mobile Health Services segment, we expect that overall Mobile Health Services revenues will be lower in 2026 than they were in 2025, given the absence of migrant-related project revenues.

In addition, government contract work subjects the Company to government audits, investigations and proceedings, which could lead to the Company to being barred from government work or subjected to fines if it is determined that a statute, rule, regulation, policy or contractual provision has been violated. Audits can also lead to adjustments to the amount of contract costs that the Company believes are reimbursable or to the ultimate amount the Company may be paid under the agreement. Furthermore, a shift in government policies or priorities, at either the federal, state or local level, surrounding the allocation of public spending to health care-related projects, could have a large impact on the Company's revenues in this area. A loss of or a decline in government contract work, if not offset by revenues from new or other existing customers, could have a material adverse effect on the Company's business, financial condition and results of operations.

Components of Results of Operations

Our business consists of three reportable segments — Mobile Health Services, Transportation Services and Corporate. All revenue and cost of revenues are contained within the Mobile Health Services and Transportation Services segments. Accordingly, revenues and cost of revenues are discussed below on a consolidated level and are also broken down between Mobile Health Services and Transportation Services. Operating expenses are discussed on a consolidated level and broken down among all three segments. The Company evaluates the performance of each of its segments based primarily on its results of operations. Accordingly, other income and expenses not included in results of operations are only included in the discussion of consolidated results of operations. When evaluating results of operations, the Company will typically not take into account certain non-cash elements of results of operations, such as impairments of intangible assets and goodwill. In the Company's view, these items, while part of results of operations, are not a reflection of the underlying performance of the business during the period being evaluated.

Revenue

The Company's revenue consists of services provided by its Mobile Health Services segment and its Transportation Services segment.

Cost of Revenues

Cost of revenues consists primarily of revenue generating wages paid to employees, fees paid to subcontractors, medical supplies, vehicle insurance costs (including insurance premiums and costs incurred under the insurance deductibles), maintenance, fuel and facility rent. We expect cost of revenues to continue to rise as we grow our business.

Operating Expenses

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, bad debt expense, impairment expenses, insurance expense, consultant fees and professional fees for accounting and related services. We incur additional general and administrative expenses as a result of operating as a public company, including our compliance with SEC rules and regulations, audit activities, additional insurance expenses, investor relations activities and other administrative and professional services. In dollar terms, our general and administrative expenses have declined in recent quarters, along with the decline in our overall revenues, due to the wind-down of the Company's migrant-related projects. However, these costs have increased when measured as a percentage of total revenue, as the decline in general and administrative costs has been smaller than has been the decline in total revenue. Looking to 2026, we expect this trend to continue, with general and administrative costs declining sequentially in absolute dollar terms, while also declining as a percentage of revenues, as we see some sequential increases in revenues. Over the longer term, we expect that general and administrative expenses will increase along with headcount as the Company's overall business activity increases, including higher sales and marketing fees.

Depreciation and Amortization

The Company depreciates its assets using the straight-line method over the estimated useful lives of the respective assets. Amortization of intangibles consists of amortization of definite-lived intangible assets over their respective useful lives.

Legal and Regulatory Expenses

Legal and regulatory expenses include legal fees, consulting fees related to healthcare compliance and legal settlements.

Technology and Development Expenses

Technology and development expenses consist primarily of costs incurred in the design and development of the Company's proprietary technology, third-party software and technologies. We expect technology and development expenses to increase in future periods to support our growth, including our intent to continue investing in the optimization, accuracy and reliability of our dispatch and communication platform and driving efficiency in our operations. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments, particularly when entering new business lines or customer sales channels. Technology and development expenses will also be driven by investments made into new areas, such as artificial intelligence.

Sales, Advertising and Marketing Expenses

Our sales, advertising and marketing expenses consist of costs directly associated with our sales and marketing activities, which primarily include sales commissions, marketing programs, trade shows and promotional materials and general branding. We expect our sales, advertising and marketing expenses to continue to increase over time as we increase our marketing activities, expand into new geographic markets and customer verticals, particularly in the Mobile Health segment, and continue to build brand awareness.

Interest Expense

Interest expense consists primarily of interest on our outstanding borrowings under our outstanding notes payable and financing obligations, including our Prior Revolving Facility. These expenses are determined by the amounts of debt that are outstanding, as well as market interest rates, which form the basis for the interest expenses relating to our Prior Revolving Facility. Interest expense is reported on a net basis, so that interest income earned on the Company's cash and investment balances serves to offset part or all of our interest expense in a particular period.

Results of Operations

Comparison of Fiscal 2025 with Fiscal 2024

$ in Millions	Year Ended December 31, 2024					
	2025		**2024**			
	Actual Results	**% of Total Revenue**	**Actual Results**	**% of Total Revenue**	**Change $**	**Change %**
Revenues, net	$ 322.2	100.0%	$ 616.6	100.0%	$ (294.4)	(47.7)%
Expenses:						
Cost of revenues (exclusive of depreciation and amortization, which is shown separately below)	223.5	69.4%	403.0	65.3%	(179.5)	(44.5)%
Operating expenses:						
General and administrative	133.4	41.4%	138.8	22.5%	(5.4)	(3.9)%
Depreciation and amortization . . .	15.7	4.9%	15.9	2.6%	(0.2)	(1.3)%
Legal and regulatory	23.8	7.4%	17.1	2.8%	6.7	39.2%
Technology and development	13.6	4.2%	11.6	1.9%	2.0	17.2%
Sales, advertising and marketing	1.4	0.4%	1.5	0.2%	(0.1)	(6.7)%
Intangible asset impairment	30.6	9.5%	—	—%	30.6	100.0%
Goodwill impairment	58.2	18.1%	—	—%	58.2	100.0%
Total expenses	500.2	155.3%	587.9	95.3%	(87.7)	(14.9)%
(Loss) income from operations . . .	(178.0)	(55.3)%	28.7	4.7%	(206.7)	(720.2)%
Other expense:						
Interest expense, net	(1.3)	(0.4)%	(1.9)	(0.3)%	0.6	31.6%
(Loss) gain on change in fair value of contingent consideration	(2.1)	(0.6)%	9.4	1.5%	(11.5)	(122.3)%
Finite-lived intangible asset impairment	—	—%	(8.3)	(1.3)%	8.3	100.0%
Loss on equity method investments	(0.6)	(0.2)%	(0.3)	(0.1)%	(0.3)	(100.0)%
Equity investment impairment . . .	(5.0)	(1.5)%	—	—%	(5.0)	(100.0)%
Other (expense) income	(0.5)	(0.2)%	0.2	—%	(0.7)	(350.0)%
Total other expense	(9.5)	(2.9)%	(0.9)	(0.2)%	(8.6)	(955.6)%
Net (loss) income before income tax expense	(187.5)	(58.2)%	27.8	4.5%	(215.3)	(774.5)%
Provision for income taxes	(8.9)	(2.7)%	(14.4)	(2.3)%	5.5	38.2%
Net (loss) income	(196.4)	(60.9)%	13.4	2.2%	(209.8)	(1565.7)%
Net loss attributable to noncontrolling interests.	(14.0)	(4.3)%	(6.6)	(1.0)%	(7.4)	(112.1)%
Net (loss) income attributable to stockholders of DocGo Inc. and Subsidiaries.	$ (182.4)	(56.6)%	$ 20.0	3.2%	$ (202.4)	(1012.0)%

Revenues

<u>Consolidated</u>

For the year ended December 31, 2025, total revenues were $322.2 million, a decrease of $294.4 million, or 47.7%, from the total revenues recorded for the year ended December 31, 2024.

Mobile Health Services

For the year ended December 31, 2025, Mobile Health Services revenues were $121.4 million, a decrease of $301.7 million, or 71.3%, as compared with the year ended December 31, 2024. The decline in revenues was primarily due to the wind-down of migrant-related services. Starting in the second quarter of 2023, the Company began providing services to the recently arrived migrant population in New York City and in upstate New York. These projects, which included both medical and non-medical services, such as shelter and security, expanded throughout the third and fourth quarters of 2023 and into the first quarter of 2024. However, some of these services were provided pursuant to a contract with an ending date during the second quarter of 2024. A portion of that contract was extended through December 31, 2024, while other services began to wind down in May 2024. The wind-down of all services under such contract was completed in the fourth quarter of 2024. While DocGo continued to provide migrant-related services under other contracts during 2025, the wind-down of such services was completed in the fourth quarter of 2025, and DocGo expects that the revenues from any migrant-related projects will be relatively insignificant in 2026.

Transportation Services

For the year ended December 31, 2025, Transportation Services revenues were $200.8 million, an increase of $7.3 million, or 3.8%, as compared with the year ended December 31, 2024. This increase was due to a 4.4% increase in trip volumes, from 283,570 trips for the year ended December 31, 2024 to 296,014 trips for the year ended December 31, 2025. The increase in trip volumes, which accelerated in the fourth quarter of 2025, was due to a combination of the expansion in the Company's customer base in certain core markets, as well as an increase in volumes from existing customers. Our average trip price decreased slightly from $402 in the year ended December 31, 2024 to $401 in the year ended December 31, 2025. In recent years, the average trip price has increased above the levels of 2022 and prior years, reflecting a shift in mix toward higher-priced transports with existing customers, as well as the acquisition of licenses to provide higher acuity transports that earn higher prices per trip.

Cost of revenues

For the year ended December 31, 2025, total cost of revenues (exclusive of depreciation and amortization) decreased by 44.5% compared to the year ended December 31, 2024, while revenues decreased by approximately 47.7%. The declines in both revenues and cost of revenues were driven by the wind-down in migrant-related services described above. Cost of revenues as a percentage of revenues increased to 69.4% in the year ended December 31, 2025 from 65.3% in the year ended December 31, 2024.

Total cost of revenues in the year ended December 31, 2025 decreased by $179.5 million compared to the year ended December 31, 2024. This decrease was primarily attributable to a $28.5 million decrease in total compensation, a $101.2 million decrease in subcontracted labor costs, a $30.9 million decrease in medical and related supplies, a $6.5 million decline in vehicle costs, a $1.9 million decline in travel-related costs and a net decrease of $10.5 million across several other cost of revenues categories, all driven by the wind-down of migrant-related projects that began in the second quarter of 2024.

For the Mobile Health Services segment, cost of revenues (exclusive of depreciation and amortization) in the year ended December 31, 2025 amounted to $86.1 million, down 68.0% from $269.3 million in the year ended December 31, 2024. Cost of revenues as a percentage of revenues increased to 70.9% from 63.6% in the prior year period, despite a decline in compensation expenses, significantly lower subcontracted labor costs and decreased costs for medical supplies, due to the large year-over-year decline in revenues, all reflecting the wind-down in migrant-related projects that began in the second quarter of 2024.

For the Transportation Services segment, cost of revenues (exclusive of depreciation and amortization) in the year ended December 31, 2025 amounted to $137.4 million, up 2.8% from $133.7 million in the year ended December 31, 2024. Cost of revenues as a percentage of revenues decreased to 68.4% from 69.1% in the prior year, despite increased labor costs, due to the continued growth of the business.

Operating expenses

For the year ended December 31, 2025, operating expenses were $276.7 million compared to $184.9 million for the year ended December 31, 2024, an increase of $91.8 million, or 49.6%. As a percentage of revenues, operating expenses increased from 30.0% in 2024 to 85.9% in 2025. The increase of $91.8 million related primarily to impairments of intangible assets and goodwill in the amounts of $30.6 million and $58.2 million, respectively. There were no impairments of intangible assets or goodwill included in operating expenses for the year ended December 31, 2024. (See Note 5, "Goodwill" and Note 6, "Intangibles" in the Notes to Consolidated Financial Statements). In addition, the increase in operating expenses reflected a $7.7 million increase in total compensation, a $6.8 million increase in subcontracted labor costs, a $5.4 million increase in bad debt as the Company increased its allowance for doubtful accounts for aged receivables in both the Transportation Services and Mobile Health Services segments, a $6.8 million increase in professional fees, due primarily to increased legal fees, and a $2.8 million increase in IT infrastructure, driven by the Company's business expansion. These were partially offset by a $17.4 million decline in travel and lodging fees relating to migrant-related Mobile Health projects that were wound down by the end of 2024 and a $9.1 million net decrease across a variety of expense categories.

For the Mobile Health Services segment, operating expenses in the year ended December 31, 2025 were $89.7 million, up 50.0% from $59.8 million in the year ended December 31, 2024. Operating expenses as a percentage of revenues increased to 73.9% from 14.1% in 2024, due to writedowns of intangible assets and goodwill, as well as an increase in the allowance for doubtful accounts for one particular municipal customer to whom the Company provided COVID-related testing and vaccination services prior to 2024. These were partially offset by reduced travel costs relating to migrant-related projects that were wound down by the end of 2024. Also included in operating expenses for the Mobile Health segment were expenses relating to SteadyMD, which the Company acquired during the fourth quarter of 2025.

For the Transportation Services segment, operating expenses in the year ended December 31, 2025 were $105.7 million, up 71.0% from $61.8 million in the year ended December 31, 2024. The increase in operating expenses for this segment was driven primarily by writedowns of intangible assets and goodwill and, to a lesser extent, by increased bad debt expense. Operating expenses as a percentage of revenues increased to 52.6% for the year ended December 31, 2025 from 31.9% in the year ended December 31, 2024.

For the Corporate segment, which represents primarily shared services that are not contained within the entities included in either the Mobile Health Services or Transportation Services segments, operating expenses in the year ended December 31, 2025 were $81.3 million, up 28.4% from $63.3 million in the year ended December 31, 2024. The increase in operating expenses for this segment was driven by an impairment of goodwill and an increase in professional fees, particularly for legal matters. Corporate expenses amounted to approximately 25.2% of total consolidated revenues in 2025, compared to 10.3% in 2024.

Interest expense, net

For the year ended December 31, 2025, the Company recorded approximately $1.3 million of interest expense, net compared to $1.9 million of interest expense, net in the year ended December 31, 2024. Interest expenses on borrowings under the Prior Revolving Facility outweighed interest earned on balances in the Company's interest-bearing accounts in both the year ended December 31, 2025 and 2024. The decline in interest expense in 2025 compared to 2024 reflects the pay down of outstanding amounts under the Prior Revolving Facility in August 2025.

(Loss) gain on change in fair value of contingent consideration

During the year ended December 31, 2025, the Company recorded a loss on change in fair value of contingent consideration of approximately $2.1 million, reflecting an increase in the anticipated payments to be made for an acquisition, based upon performance compared to certain targets. During the year ended December 31, 2024, the Company recorded a gain on change in fair value of contingent consideration of approximately $9.4 million, reflecting a reduction in the anticipated payments to be made for a recent acquisition, based upon performance compared to certain targets.

Finite-lived intangible asset impairment

During the year ended December 31, 2024, the Company recorded finite-lived intangible asset impairment of approximately $8.3 million, relating to the projected value of the customer relationships for Cardiac RMS, LLC, arising from a revised long-term forecast for the business that impacted the estimated fair value of contingent consideration. The Company did not record a finite-lived intangible asset impairment within other expense that resulted from an updated contingent consideration estimate for the year ended December 31, 2025.

Loss on equity method investments

During the year ended December 31, 2025, the Company recorded a loss on equity method investments of approximately $0.6 million representing an impairment and its share of the losses incurred by an entity in which the Company has a minority interest. During the year ended December 31, 2024, the Company recorded a loss on equity method investments of approximately $0.3 million representing its share of the losses incurred by an entity in which the Company has a minority interest.

Equity investment impairment

During the year ended December 31, 2025, the Company recorded an equity investment impairment of $5.0 million based on the latest available financial information and the estimated recoverable value of its investment in Firefly Health, Inc. The Company did not record an equity investment impairment for the year ended December 31, 2024.

Other (expense) income

During the year ended December 31, 2025, the Company recorded other expense of $0.5 million, compared to other income of $0.2 million during the year ended December 31, 2024.

Provision for income taxes

During the year ended December 31, 2025, the Company recorded a provision for income taxes of $8.9 million compared to an income tax provision of $14.4 million in the year ended December 31, 2024. The decreased tax expense in 2025 was primarily due to the recording of a pretax loss in the current period, as compared to pretax income in 2024, offset by the increase in the valuation allowance in 2025.

Net loss attributable to noncontrolling interests

For the year ended December 31, 2025, the Company had net loss attributable to noncontrolling interests of approximately $14.0 million compared to net loss attributable to noncontrolling interests of $6.6 million for the year ended December 31, 2024.

Comparison of Fiscal 2024 with Fiscal 2023

	Year Ended December 31,					
	2024		**2023**			
$ in Millions	**Actual Results**	**% of Total Revenue**	**Actual Results**	**% of Total Revenue**	**Change $**	**Change %**
Revenues, net	$ 616.6	100.0%	$ 624.3	100.0%	$ (7.7)	(1.2)%
Expenses:						
Cost of revenues (exclusive of depreciation and amortization, which is shown separately below)	403.0	65.3%	428.9	68.7%	(25.9)	(6.0)%
Operating expenses:						
General and administrative	138.8	22.5%	137.1	22.1%	1.7	1.2%
Depreciation and amortization . . .	15.9	2.6%	16.4	2.6%	(0.5)	(3.0)%
Legal and regulatory	17.1	2.8%	13.1	2.1%	4.0	30.5%
Technology and development	11.6	1.9%	10.9	1.7%	0.7	6.4%
Sales, advertising and marketing	1.5	0.2%	2.8	0.4%	(1.3)	(46.4)%
Total expenses.	587.9	95.3%	609.2	97.6%	(21.3)	(3.5)%
Income from operations	28.7	4.7%	15.1	2.4%	13.6	90.1%
Other (expense) income:						
Interest (expense) income, net . . .	(1.9)	(0.3)%	1.7	0.3%	(3.6)	(211.8)%
Gain on change in fair value of contingent consideration	9.4	1.5%	1.4	0.2%	8.0	571.4%
Finite-lived intangible asset impairment	(8.3)	(1.3)%	—	—%	(8.3)	(100.0)%
Loss on equity method investments	(0.3)	(0.1)%	(0.3)	(0.1)%	—	—%
Loss on disposal of assets	—	—%	(0.9)	(0.1)%	0.9	100.0%
Other income (expense)	0.2	—%	(0.7)	(0.1)%	0.9	128.6%
Total other (expense) income . .	(0.9)	(0.2)%	1.2	0.2%	(2.1)	(175.0)%
Net income before income tax expense	27.8	4.5%	16.3	2.6%	11.5	70.6%
Provision for income taxes	(14.4)	(2.3)%	(6.2)	(1.0)%	(8.2)	(132.3)%
Net income	13.4	2.2%	10.1	1.6%	3.3	32.7%
Net (loss) income attributable to noncontrolling interests.	(6.6)	(1.0)%	3.2	0.5%	(9.8)	(306.3)%
Net income attributable to stockholders of DocGo Inc. and Subsidiaries.	$ 20.0	3.2%	$ 6.9	1.1%	$ 13.1	189.9%

Revenues

Consolidated

For the year ended December 31, 2024, total revenues were $616.6 million, a decrease of $7.7 million, or 1.2%, from the total revenues recorded for the year ended December 31, 2023.

Mobile Health Services

For the year ended December 31, 2024, Mobile Health Services revenues were $423.1 million, a decrease of $19.7 million, or 4.4%, as compared with the year ended December 31, 2023. The decline in revenues was primarily due to the ongoing wind-down of migrant-related services, which had ramped up sharply in the third quarter of 2023 and peaked in the first quarter of 2024. Starting in the second quarter of 2023, the Company began providing services to the recently arrived migrant population in New York City and in upstate New York. These projects, which included both medical and non-medical services, such as shelter and security, expanded throughout the third and fourth quarters of 2023 and into the first quarter of 2024. However, some of these services were provided pursuant to a contract with an ending date during the second quarter of 2024. A portion of that contract was extended through December 31, 2024, while other services began to wind down in May 2024. The wind-down of all services under such contract was completed in the fourth quarter of 2024.

Transportation Services

For the year ended December 31, 2024, Transportation Services revenues were $193.5 million, an increase of $12.0 million, or 6.6%, as compared with the year ended December 31, 2023. This increase was due to a 13.4% increase in trip volumes, from 250,114 trips for the year ended December 31, 2023 to 283,570 trips for the year ended December 31, 2024. The increase in trip volumes was due to a combination of the expansion in the Company's customer base in certain core markets, as well as an increase in volumes from existing customers. Our average trip price decreased slightly from $407 in the year ended December 31, 2023 to $402 in the year ended December 31, 2024. The decline in the average trip price in the 2024 period reflected a small shift in mix toward markets that have somewhat lower-priced transports when compared to 2023. However, the average trip price remains well above the levels of 2022 and prior years, reflecting a shift in mix toward higher-priced transports with existing customers, as well as the acquisition of licenses to provide higher acuity transports that earn higher prices per trip.

Cost of revenues

For the year ended December 31, 2024, total cost of revenues (exclusive of depreciation and amortization) decreased by 6.0% compared to the year ended December 31, 2023, while revenues decreased by approximately 1.2%. Cost of revenues as a percentage of revenues decreased to 65.3% in the year ended December 31, 2024 from 68.7% in the year ended December 31, 2023.

Total cost of revenues in the year ended December 31, 2024 decreased by $25.9 million compared to the same period in 2023. This decrease was primarily attributable to a $4.7 million decrease in total compensation, a $24.0 million decrease in subcontracted labor costs, and a $6.9 million decrease in medical and related supplies, all driven by the wind-down of migrant-related projects that began in the second quarter of 2024. These declines were partially offset by an increase of $3.8 million in vehicle costs, due to the increase in the size of the Company's fleet and a net increase of $5.9 million across several other cost of revenues categories.

For the Mobile Health Services segment, cost of revenues (exclusive of depreciation and amortization) in the year ended December 31, 2024 amounted to $269.3 million, down 12.1% from $306.2 million in the year ended December 31, 2023. Cost of revenues as a percentage of revenues decreased to 63.6% from 69.1% in the prior year period, despite a decline in revenues, reflecting lower compensation expenses, significantly lower subcontracted labor costs and decreased costs for medical supplies, all reflecting the wind-down in migrant-related projects that began in the second quarter of 2024.

For the Transportation Services segment, cost of revenues (exclusive of depreciation and amortization) in the year ended December 31, 2024 amounted to $133.7 million, up 9.0% from $122.7 million in the year ended December 31, 2023. Cost of revenues as a percentage of revenues increased to 69.1% from 67.6% in the prior year, reflecting increased labor costs, subcontractor costs and vehicle costs, due to the continued growth of the business.

Operating expenses

For the year ended December 31, 2024, operating expenses were $184.9 million compared to $180.3 million for the year ended December 31, 2023, an increase of $4.6 million, or 2.6%. As a percentage of revenues, operating expenses increased from 28.9% in 2023 to 30.0% in 2024. The increase of $4.6 million related primarily to a $3.7 million increase in professional fees, due to increased legal, accounting and other fees, and a $1.0 million increase in IT infrastructure, driven by the Company's business expansion, partially offset by a $0.1 million net decrease across a variety of expense categories.

For the Mobile Health Services segment, operating expenses in the year ended December 31, 2024 were $59.8 million, up 6.2% from $56.3 million in the year ended December 31, 2023. Operating expenses as a percentage of revenues increased to 14.1% from 12.7% in 2023, due to the decrease in Mobile Health Services revenues, and reflecting significant expenditures that were made during 2024 related to the expansion of services and geographic areas of operation, as well as the costs of developing the Company's programs to provide care-gap closure and other services to members of new insurance provider partners.

For the Transportation Services segment, operating expenses in the year ended December 31, 2024 were $61.8 million, up 12.0% from $55.2 million in the year ended December 31, 2023. The increase in operating expenses for this segment was driven primarily by higher insurance expense and office expenses, reflecting the expansion of the business. Operating expenses as a percentage of revenues increased to 31.9% for the year ended December 31, 2024 from 30.4% in the year ended December 31, 2023.

For the Corporate segment, which represents primarily shared services that are not contained within the entities included in either the Mobile Health Services or Transportation Services segments, operating expenses in the year ended December 31, 2024 were $63.3 million, down 8.0% from $68.8 million in the year ended December 31, 2023. The decrease in operating expenses for this segment was driven by lower compensation costs, due to targeted headcount reductions during the year, partially offset by an increase in professional fees. Corporate expenses amounted to approximately 10.3% of total consolidated revenues in 2024, compared to 11.0% in 2023.

Interest (expense) income, net

For the year ended December 31, 2024, the Company recorded approximately $1.9 million of interest expense, net compared to $1.7 million of interest income, net in the year ended December 31, 2023. Interest expenses on borrowings under the Prior Revolving Facility outweighed interest earned on balances in the Company's interest-bearing accounts in the years ended December 31, 2024. Prior to October 2023, there were no amounts outstanding under the Company's line of credit.

Gain on change in fair value of contingent consideration

During the year ended December 31, 2024, the Company recorded a gain on change in fair value of contingent consideration of approximately $9.4 million, reflecting a reduction in the anticipated payments to be made for an acquisition, based upon performance compared to certain targets. During the year ended December 31, 2023, the Company recorded a gain on change in fair value of contingent consideration of approximately $1.4 million, reflecting a reduction in the anticipated payments to be made for a recent acquisition, based upon performance compared to certain targets.

Finite-lived intangible asset impairment

During the year ended December 31, 2024, the Company recorded finite-lived intangible asset impairment of approximately $8.3 million, relating to the projected value of the customer relationships for Cardiac RMS, LLC, arising from a revised long-term forecast for the business that impacted the estimated fair value of contingent consideration. The Company did not record a finite-lived intangible asset impairment within other expense that resulted from an updated contingent consideration estimate for the year ended December 31, 2023.

Loss on equity method investments

During the year ended December 31, 2024, the Company recorded a loss on equity method investments of approximately $0.3 million representing its share of the losses incurred by an entity in which the Company has a minority interest. During the year ended December 31, 2023, the Company recorded a loss on equity method investments of approximately $0.3 million representing its share of the losses incurred by an entity in which the Company has a minority interest.

Loss on disposal of assets

During the year ended December 31, 2024, the Company recorded a gain on disposal of fixed assets of $23,682, compared to a loss on disposal of fixed assets of $0.9 million during the year ended December 31, 2023.

Other income (expense)

During the year ended December 31, 2024, the Company recorded other income of $0.2 million, compared to other expense of $0.7 million during the year ended December 31, 2023.

Provision for income taxes

During the year ended December 31, 2024, the Company recorded a provision for income taxes of $14.4 million compared to an income tax provision of $6.2 million in the year ended December 31, 2023. The increased tax expense in 2024 was primarily due to the recording of significantly higher pretax income in the 2024 period, as compared to the 2023 period.

Net (loss) income attributable to noncontrolling interests

For the year ended December 31, 2024, the Company had net loss attributable to noncontrolling interests of approximately $6.6 million compared to net income attributable to noncontrolling interests of $3.2 million for the year ended December 31, 2023.

Liquidity and Capital Resources

Between the inception of DocGo's wholly owned subsidiary Ambulnz and the Business Combination, Ambulnz completed three equity financing transactions as its principal source of liquidity. In November 2021, upon the completion of the Business Combination and the private placement of Common Stock that closed concurrently with the Business Combination, the Company received proceeds of approximately $158.1 million, net of transaction expenses. Generally, the Company has utilized proceeds from the equity financing transactions and the Business Combination to finance operations, invest in assets, make acquisitions and fund accounts receivable. The Company has also funded these activities through operating cash flows. Despite the fact that the Company generated operating cash flow for the year ended December 31, 2025, operating cash flows are not always sufficient to meet immediate obligations arising from current operations. For example, as the business has grown, the Company's expenditures for human capital and supplies have expanded accordingly, and the timing of the payments for payroll and to associated vendors, compared to the timing of receipts of cash from customers, frequently results in the need to use existing cash balances to fund working capital needs. During the year ended December 31, 2025, as the Company collected older invoices from municipal customers for services provided in 2024 and early 2025, operating cash flows were sufficient to outweigh the Company's operating losses. However, as most of these older invoices had been collected by the end of 2025, operating cash flows in 2026 might not be sufficient to cover operating losses and working capital demands.

The Company's future working capital needs depend on many factors, including the overall growth of the Company and the various payment terms that are negotiated with customers and vendors. The Company's future capital requirements depend on many factors, including potential acquisitions, the Company's level of investment in technology and ongoing technology development, and rate of growth in existing markets and into new markets. Capital requirements might also be affected by factors outside of the Company's control, such as interest rates, rising inflation and other monetary and fiscal policy changes to the manner in which the Company currently operates. If the Company's growth rate is higher than is currently anticipated, resulting in greater-than-anticipated capital requirements, the Company might need to, or choose to, raise additional capital through debt or equity financings, or through a draw down in the Company's credit line.

On November 1, 2022, the Company entered into the Prior Credit Agreement, which provided for the Prior Revolving Facility in the initial aggregate principal amount of $90.0 million. The Prior Revolving Facility included the ability for the Company to request an increase to the commitment by an additional amount of up to $50.0 million, though no lender (nor the lenders collectively) was obligated to increase its respective commitments. The Prior Revolving Facility was subject to certain financial covenants, such as a net leverage ratio and interest coverage ratio, as defined in the Prior Credit Agreement. On August 1, 2025, the Company repaid the outstanding balances under the Prior Revolving Facility, and there were no amounts outstanding related to the Prior Revolving Facility as of the date of this Annual Report.

On August 7, 2025, the Company amended and restated the Prior Credit Agreement. The Credit Agreement provides for the Revolving Facility of up to an aggregate principal amount of $55.0 million, and borrowings thereunder are subject to a borrowing base formula based on eligible receivables as described therein. The Revolving Facility includes the ability for the Company to request an increase to the commitment by an additional amount of up to $20.0 million, though neither Lender nor any other lender is obligated to provide any such additional commitment. Borrowings under the Revolving Facility bear interest at a per annum rate equal to: (i) at the Company's option, (x) the base rate or (y) the adjusted term SOFR rate, plus (ii) the applicable margin. The applicable margin for an adjusted term SOFR loan is 2.00% and the applicable margin for a base rate loan is 1.00%. The Revolving Facility matures on November 1, 2027, the five-year anniversary of the original closing date of the Prior Credit Agreement. The Credit Agreement is secured by a first-priority lien on substantially all of the Company's present and future personal assets and intangible assets. The Credit Agreement is subject to a certain minimum liquidity financial covenant based on the prior twelve months' cash burn and the Company's available cash balances and borrowing ability under the Credit Agreement. As of December 31, 2025, the Company was no longer in compliance with such covenant under the Credit Agreement. The Company is currently in active discussions with its lender to reach a resolution regarding the covenant non-compliance and to preserve its ability to draw from the Revolving Facility as needed. There can be no assurance that the Company will be successful in reaching a resolution or that the Revolving Facility will remain available; however, the Company's management believes these discussions are progressing and expects a positive resolution.

Considering the foregoing, including historical operating losses, the projected liquidity deficit, and the covenant non-compliance under the Credit Agreement, the Company, together with its Board of Directors, has reviewed and extensively discussed certain plans intended to reduce cash utilization and operating costs, including transitioning a larger portion of bonus compensation from cash to Company stock, intensified collection efforts focused on closing out open municipal receivables from ended contracts, reducing headcount, and delayed spending on certain business growth strategies, as well as utilizing the Revolving Facility, subject to obtaining the necessary waiver from its lender. While these plans carry meaningful inherent risk to operations, the Company's management and the Board of Directors have evaluated these conditions in totality and conclude it is probable that, when implemented, the plans will be sufficient to alleviate substantial doubt about the Company's ability to continue as a going concern for the next 12 months. See Note 2, "Summary of Significant Accounting Policies — Liquidity and Going Concern" for further information.

Capital Resources

Working capital as of December 31, 2025 and 2024 was as follows:

$ in Millions	December 31,		Change $	Change %
	2025	2024		
Working capital				
Current assets	$ 152.4	$ 304.5	$ (152.1)	(50.0)%
Current liabilities	67.5	121.8	(54.3)	(44.6)%
Total working capital.	$ 84.9	$ 182.7	$ (97.8)	(53.5)%

As of December 31, 2025, available cash totaled $51.0 million, which represented a decrease of $38.2 million compared to December 31, 2024, reflecting cash spent on acquisitions and the repayment of amounts outstanding under the Company's credit line, which outweighed the effect of a decline in accounts receivable during the year ended December 31, 2025, as the Company collected some of its larger invoices. As of December 31, 2025, working capital amounted to $84.9 million, which represented a decrease of $97.8 million compared to December 31, 2024, as the decrease in cash and accounts receivable described above outweighed a decline in accounts payable and accrued liabilities. Current assets declined by $152.1 million, due to the drop in cash and accounts receivable. This outweighed the $54.3 million decline in current liabilities in the year ended December 31, 2025, due to lower accounts payable and accrued liabilities, reflecting lower invoices and accrued liabilities in the current period for certain expenses, such as subcontracted labor, and as the Company paid down a significant amount of its accounts payable during the year-to-date period. Current liabilities also declined due to the repayment of amounts outstanding under the Company's line of credit.

Cash Flows

Cash flows as of the years ended December 31, 2025 and 2024 were as follows:

$ in Millions	Year Ended December 31,		Change $	Change %
	2025	2024		
Cash flow summary				
Net cash provided by operating activities ..	$ 34.5	$ 70.1	$ (35.6)	(50.8)%
Net cash used in investing activities	(39.1)	(10.6)	(28.5)	(268.9)%
Net cash used in financing activities.	(50.8)	(24.2)	(26.6)	(109.9)%
Effect of exchange rate changes	0.6	(0.2)	0.8	400.0%
Net (decrease) increase in cash.	$ (54.8)	$ 35.1	$ (89.9)	(256.1)%

Cash flows as of the years ended December 31, 2024 and 2023 were as follows:

$ in Millions	Year Ended December 31,		Change $	Change %
	2024	2023		
Cash flow summary				
Net cash provided by (used in) operating activities	$ 70.1	$ (64.5)	$ 134.6	208.7%
Net cash used in investing activities	(10.6)	(29.6)	19.0	64.2%
Net cash (used in) provided by financing activities	(24.2)	1.1	(25.3)	(2300.0)%
Effect of exchange rate changes	(0.2)	1.1	(1.3)	(118.2)%
Net increase (decrease) in cash.	$ 35.1	$ (91.9)	$ 127.0	138.2%

Operating Activities

During the year ended December 31, 2025, cash provided by operating activities was $34.5 million, despite a net loss of $196.4 million. Non-cash charges amounted to $149.2 million, which primarily consisted of $58.2 million impairment of goodwill, $17.4 million of stock compensation expense, $12.0 million in bad debt expense, $10.1 million in depreciation of property and equipment and right-of-use assets, a $30.7 million impairment of intangible assets, a $5.0 million equity investment impairment, $7.8 million in deferred taxes, $5.6 million from amortization of intangible assets, $2.1 million loss resulting from a reduction in the fair value of contingent consideration and a loss of $0.6 million from an investment that is accounted for under the equity method. These were partially offset by a $0.3 million accretion of discount related to restricted investments. Changes in assets and liabilities resulted in approximately $81.7 million in positive operating cash flow, as a $112.5 million decrease in accounts receivable, reflecting collections of invoices from large municipal customers, a $0.4 million decrease in other assets and a $0.2 million decrease from operating lease liabilities and right-of-use assets were partially offset by a $17.6 million decrease in accounts payable, a $10.4 million decrease in accrued liabilities and a $3.4 million increase in prepaid expenses and other current assets.

During the year ended December 31, 2024, cash provided by operating activities was $70.1 million, aided by net income of $13.4 million. Non-cash charges amounted to $37.4 million, which primarily consisted of $13.6 million of stock compensation expense, $10.2 million in depreciation of property and equipment and right-of-use assets, an $8.3 million impairment of a finite-lived intangible asset, $5.7 million from amortization of intangible assets, $5.2 million in bad debt expense, $3.5 million in deferred taxes and a loss of $0.3 million from an investment that is accounted for under the equity method. These were partially offset by a non-cash gain of $9.4 million resulting from a reduction in the fair value of contingent consideration. Changes in assets and liabilities resulted in approximately $19.3 million in positive operating cash flow, as a $41.3 million decrease in accounts receivable, reflecting collections of invoices from large municipal customers, a $13.0 million decrease in prepaid expenses and an $8.3 million increase in accounts payable were partially offset by a $41.9 million decrease in accrued liabilities and a $1.4 million increase in other assets.

During the year ended December 31, 2023, cash used by operating activities was $64.5 million, despite net income of $10.0 million. Non-cash charges amounted to $38.9 million, which primarily consisted of $21.0 million of stock compensation expense, $11.2 million in depreciation of property and equipment and right-of-use assets, $5.2 million from amortization of intangible assets, $3.6 million in bad debt expense, a $0.9 million loss on the disposal of assets, a loss of $0.3 million from an investment that is accounted for under the equity method and a $0.1 million loss on liquidation of business. These were partially offset by $2.0 million in deferred taxes and a non-cash gain of $1.4 million resulting from a reduction in the fair value of contingent consideration. Changes in assets and liabilities resulted in approximately $113.4 million in negative operating cash flow, as a $160.5 million increase in accounts receivable, reflecting the growth of the business and primarily driven by an increased amount of business with municipalities, which tend to have longer payment cycles; a $10.8 million increase in prepaid expenses and other current assets, and $2.1 million decrease in accounts payable were partially offset by a $59.0 million increase in accrued liabilities and a $1.0 million decline in other assets.

Investing Activities

During the year ended December 31, 2025, investing activities used $39.1 million of cash and consisted of the purchase of restricted investments in the amount of $28.6 million, the acquisition of businesses in the amount of $16.4 million, the purchase of property and equipment totaling approximately $4.5 million, and the purchase of intangibles in the amount of $2.9 million, partially offset by $13.1 million in proceeds from the sale and maturity of restricted investments and a $0.2 million in cash proceeds from the disposal of property and equipment.

During the year ended December 31, 2024, investing activities used $10.6 million of cash and consisted of an investment in equity securities in the amount of $5.0 million, the purchase of property and equipment totaling approximately $3.6 million, the purchase of intangibles in the amount of $2.0 million, and an equity method investment in the amount of $0.3 million, partially offset by $0.3 million in cash proceeds from the disposal of property and equipment.

During the year ended December 31, 2023, investing activities used $29.6 million of cash and consisted of the acquisition of businesses in the amount of $20.2 million, the purchase of property and equipment totaling approximately $7.3 million, the purchase of intangibles in the amount of $2.5 million, and an equity method investment in the amount of $0.3 million, partially offset by $0.7 million in cash proceeds from the disposal of property and equipment.

Financing Activities

During the year ended December 31, 2025, cash used by financing activities was $50.8 million, as the Company spent $30.0 million on the repayment of the Prior Revolving Facility, spent approximately $10.8 million on its share repurchase program, made $5.4 million in payments under the terms of a finance lease, made $2.0 million in earnout payments on contingent liabilities, paid $1.8 million in taxes related to shares withheld for employee taxes, made $0.9 million in payments due to seller, and made $0.2 million in distributions to noncontrolling interests, partially offset by $0.3 million in proceeds from notes payable.

During the year ended December 31, 2024, cash used by financing activities was $24.2 million, as $45.0 million in proceeds from the Company's Prior Revolving Facility were outweighed by $40.0 million of repayments of amounts outstanding under the Company's Prior Revolving Facility, $13.8 million in stock repurchases, $4.3 million in payments under the terms of a finance lease, $3.6 million in earnout payments on contingent liabilities, a $3.1 million decrease in amounts due to seller, $1.8 million paid for the acquisition of a non-controlling interest, $1.3 million in payments of distributions to non-controlling interests, $1.2 million in payments for taxes related to shares withheld for employee taxes and $0.1 million in repayments of notes payable.

During the year ended December 31, 2023, cash provided by financing activities was $1.1 million, including $25.0 million in proceeds from the Company's Prior Revolving Facility and $1.6 million in proceeds from the exercise of stock options, mostly offset by a $13.6 million decrease in amounts due to seller, $5.3 million in earnout payments on contingent liabilities, $4.3 million in payments under the terms of a finance lease, and $2.3 million in payments for taxes related to shares withheld for employee taxes.

Future minimum annual maturities of notes payable as of December 31, 2025 are as follows (in thousands):

	Notes Payable
2026.	$ 51.7
2027.	50.0
2028.	54.3
2029.	58.9
2030.	20.7
Total maturities	235.6
Current portion of notes payable.	(51.8)
Long-term portion of notes payable	$ 183.8

Future minimum lease payments under finance leases as of December 31, 2025 are as follows (in millions):

	Finance Leases
2026.	$ 6.4
2027.	5.2
2028.	3.9
2029.	2.3
2030.	0.7
Thereafter	—
Total future minimum lease payments	18.5
Less effects of discounting	(1.8)
Present value of future minimum lease payments.	$ 16.7

Future minimum lease payments under operating leases as of December 31, 2025 are as follows (in millions):

	Operating Leases
2026.	$ 5.3
2027.	3.7
2028.	2.7
2029.	1.4
2030.	0.1
Thereafter	0.2
Total future minimum lease payments	13.4
Less effects of discounting	(1.2)
Present value of future minimum lease payments.	$ 12.2

Critical Accounting Policies

Basis of Presentation

The Company's Consolidated Financial Statements are presented in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP") and pursuant to the rules and regulations of the SEC. The Consolidated Financial Statements include the accounts and operations of the Company and its subsidiaries. All intercompany accounts and transactions are eliminated upon consolidation. Noncontrolling interests on the Consolidated Balance Sheets represents the portion of consolidated joint ventures and a variable interest entity ("VIE") in which the Company does not have direct equity ownership.

Principles of Consolidation

In accordance with Accounting Standards Codification ("ASC") 810, *Consolidation* ("ASC 810"), the Company assesses whether it has a variable interest in legal entities in which it has a financial relationship and, if so, whether or not those entities are VIEs. For those entities that qualify as VIEs, ASC 810 requires the Company to determine if the Company is the primary beneficiary of the VIE, and if so, to consolidate the VIE.

The Company has entered into management services agreements ("MSAs") with professional corporations ("PCs") that employ or contract with physicians and other health professionals in order to provide healthcare services to the public. Each such PC is established and operated pursuant to the requirements of its respective domestic jurisdiction governing the practice of medicine. The Company provides each PC with everything the PC needs to operate except for clinicians, for which the PC is responsible. Without the administrative services, software, intellectual property and administrative personnel (among other things) provided by the Company, the PCs could not carry out their businesses. Moreover, the PCs do not have sufficient equity to finance their activities without additional subordinated financial support. Based on the foregoing, these entities are considered VIEs, and an enterprise having a controlling financial interest in a VIE must consolidate the VIE if it is the primary beneficiary, meaning it has (1) the power to direct the activities of the VIE that most significantly impacts the VIE's economic performance (power) and (2) the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE (benefits). In accordance with corporate practice of medicine restrictions, all clinical treatment decisions are made solely by licensed healthcare professionals engaged by the PCs. Nevertheless, the PCs cannot operate without the Company through the MSAs; therefore, the Company significantly impacts the economic performance of the PCs and funds and absorbs all losses of its PCs. The Company has therefore determined that it is the primary economic beneficiary of the PCs and appropriately consolidates them as VIEs.

Net loss for the Company's VIEs were $10,063,362, $231,952 and $235,976 for the years ended December 31, 2025, 2024 and 2023, respectively. The total assets, exclusive of intercompany assets, amounted to $7,039,301 and $3,122,209 as of December 31, 2025 and 2024, respectively. Total liabilities, exclusive of intercompany liabilities, were $17,782,198 and $3,801,744 as of December 31, 2025 and 2024, respectively. The Company's VIEs total stockholders' deficit were $10,742,897 and $679,535 as of December 31, 2025 and 2024, respectively.

Self-Insurance Reserves

The Company self-insures a number of risks, including, but not limited to, workers' compensation, auto liability and certain employee-related healthcare benefits. Standard actuarial procedures and data analysis are used to estimate the liabilities associated with these risks on an undiscounted basis. The recorded liabilities reflect the ultimate cost for claims incurred but not paid and any estimable administrative run-out expenses related to the processing of these outstanding claim payments. On a regular basis, the liabilities are evaluated for appropriateness with claims reserve valuations. To limit exposure to some risks, the Company maintains insurance coverage with varying limits and retentions, including stop-loss insurance coverage for workers' compensation, auto liability and healthcare benefits.

Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements*, provides guidance on the development and disclosure of fair value measurements. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance classifies fair value measurements in one of the following three categories for disclosure purposes:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity and values determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025, 2024 and 2023. For certain financial instruments, including cash, accounts receivable, prepaid expenses, other current assets, restricted cash, accounts payable, accrued expenses and due to seller, the carrying amounts approximate their fair values as it is short term in nature. The notes payable are presented at their carrying value, which, based on borrowing rates currently available to the Company for loans with similar terms, approximates their fair values.

The Company's cash equivalents, restricted cash equivalents and restricted investments are valued at quoted market prices in active markets for similar assets, which the Company receives from the financial institutions that hold such investments on its behalf. This fair value determination is categorized as Level 1 within the fair value hierarchy.

Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and reflect the Company's own assumptions in measuring fair value. Future changes in fair value of the contingent consideration, as a result of changes in significant inputs such as the discount rate and estimated probabilities of financial milestone achievements, could have a material effect on the Consolidated Statements of Operations and Comprehensive (Loss) Income and Consolidated Balance Sheets in the period of the change.

Accounts Receivable

The Company contracts with hospitals, healthcare facilities, businesses, state and local government entities, and insurance providers to provide Mobile Health Services and Transportation Services at specified rates. These rates are either on a per procedure or per transport basis, or on an hourly or daily basis. Accounts receivable consist of billings for healthcare and transportation services provided to patients. Billings typically are either paid or settled on the patient's behalf by health insurance providers, managed care organizations, treatment facilities, government sponsored programs or businesses or patients directly. The Company generally does not require collateral for accounts receivable.

Accounts receivable are net of insurance provider contractual allowances, which are estimated at the time of billing based on contractual terms or other arrangements. The Company maintains an allowance for credit losses for accounts receivable, net which is recorded as an offset to accounts receivable, net and changes in this allowance are recorded within general and administrative expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The carrying amount of accounts receivable represents the maximum credit risk exposure of these assets. On a quarterly basis, in accordance with Federal Accounting Standards Board ASC 326, *Measurement of Credit Losses on Financial Instruments*, the Company evaluates the collectability of outstanding accounts receivable balances to determine an allowance for credit loss that reflects its best estimate of the lifetime expected credit losses. Individual uncollectible accounts are written off against the allowance when collection of the individual account does not appear probable.

Under the current expected credit loss impairment model, the Company develops and documents its allowance for credit losses on its trade receivables based on a single portfolio segment. The Company assesses collectability by aggregating and reviewing accounts receivable on a collective basis for customers that share similar risk characteristics. Additionally, when accounts receivable do not share risk characteristics with other accounts receivable, management will evaluate such accounts receivable for expected credit loss on an individual specific identification basis when the Company identifies specific customers with known disputes or collectability issues. Due to the short-term nature of the Company's accounts receivable, the estimate of expected credit loss is based on the aging of accounts using an aging schedule as of period ends. In determining the amount of the allowance for credit losses, the Company considers historical collection history based on past due status, the current aging of receivables, customer-specific credit risk factors including their current financial condition, current market conditions, and probable future economic conditions which inform adjustments to historical loss patterns.

As of January 1, 2025, the Company held a beginning balance in its allowance for credit losses on accounts receivable of $5,873,942. The Company recognized an additional provision for credit losses of $9,167,234 and write offs of $(6,742,123) during the year. The Company's balance in its allowance for credit losses amounted to $8,299,053 as of December 31, 2025.

Business Combinations

The Company accounts for its business combinations under the provisions of ASC 805-10, *Business Combinations* ("ASC 805-10"), which requires that the acquisition method of accounting be used for all business combinations. Assets acquired and liabilities assumed, including noncontrolling interests, are recorded at the date of acquisition at their respective fair values. ASC 805-10 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill.

Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. If the business combination provides for contingent consideration, the Company records the contingent consideration at fair value at the acquisition date and any changes in fair value after the acquisition date are accounted for as measurement-period adjustments. Changes in fair value of contingent consideration resulting from events after the acquisition date, such as earn-outs, are recognized as follows: 1) if the contingent consideration is classified as equity, the contingent consideration is not re-measured and its subsequent settlement is accounted for within equity, or 2) if the contingent consideration is classified as a liability, the changes in fair value are recognized in earnings. For transactions that are business combinations, the Company evaluates the existence of goodwill or a gain from a bargain purchase. The Company capitalizes acquisition-related costs and fees associated with asset acquisitions and immediately expenses acquisition-related costs and fees associated with business combinations.

The estimated fair value of net assets to be acquired, including the allocation of the fair value to identifiable assets and liabilities, is determined using established valuation techniques. Management uses assumptions on the basis of historical knowledge of the business and projected financial information of the target. These assumptions may vary based on future events, perceptions of different market participants and other factors outside the control of management, and such variations may be significant to estimated values.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the recorded amount of long-lived assets, primarily property and equipment and finite-lived intangible assets, whenever events or changes in circumstance indicate that the recorded amount of an asset may not be fully recoverable. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. If an asset is determined to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Assets targeted for disposal are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the total purchase consideration over the fair value of the identifiable assets acquired and liabilities assumed in a business combination. Goodwill is not amortized but is tested for impairment at the reporting unit level annually on December 31 or more frequently if events or changes in circumstances indicate that it is more likely than not to be impaired. These events include: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of the Company's financial performance; or (iv) a sustained decrease in the Company's market capitalization, as indicated by our publicly quoted share price, below its net carrying value.

Revenue Recognition

On January 1, 2019, the Company adopted ASC 606, *Revenue from Contracts with Customers* ("ASC 606").

To determine revenue recognition for contractual arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (1) identify each contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when (or as) the relevant performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services the Company provides to the customer.

The Company generates revenues from the provision of (1) Mobile Health Services and (2) Transportation Services. The customer simultaneously receives and consumes the benefits provided by the Company as the performance obligations are fulfilled. Therefore, the Company satisfies performance obligations immediately. The Company has utilized the "right to invoice" expedient, which allows an entity to recognize revenue in the amount of consideration to which the entity has the right to invoice when the amount that the Company has the right to invoice corresponds directly to the value transferred to the customer.

The transaction price associated with the Company's contracts with customers is generally determined based on fixed and determinable amounts of consideration as specified in a contract, which includes a fixed base rate and fixed mileage rate. For transportation services arrangements with billings to third party payors and healthcare facilities, this may also include variable consideration in instances where it is considered probable that a significant reversal of cumulative revenue recognized will not occur. For these services, revenues are recorded net of estimated contractual allowances for claims subject to contracts with responsible paying entities. The Company estimates contractual allowance at the time of billing based on contractual terms, historical collections or other arrangements. The Company also estimates the amount unbilled at month end and recognizes such amounts as revenue, based on available data and customer history. The Company utilizes the expected value method when estimating its variable consideration. The assumptions utilized in estimating variable consideration include the Company's previous experience with similar contracts and history of collection rates on prior trips that have been performed. The Company reevaluates its variable consideration at each reporting period.

Income Taxes

Income taxes are recorded in accordance with ASC 740, *Income Taxes* ("ASC 740"), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or its tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.

Please see Note 2, "Summary of Significant Accounting Policies" to the Consolidated Financial Statements.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

Market Risks

We are exposed to certain market risks, including those relating to changes in interest rates and foreign currency exchange rates. We do not enter into instruments for trading or speculative purposes.

Interest Rate Risk

We are subject to interest rate risk relating to our cash equivalents, restricted cash equivalents and borrowings under our Credit Agreement, which bear interest at a per annum rate equal to (i) at our option, (x) the base rate or (y) the adjusted term SOFR rate, plus (ii) the applicable margin. The applicable margin for an adjusted term SOFR loan is 2.00% and the applicable margin for a base rate loan is 1.00%. The applicable interest rate is set for a specific term when amounts are drawn down under the terms of the Revolving Facility, and future draws, if any, under the Credit Agreement may be subject to a higher or lower interest rate, depending upon, among other things, the then-prevailing SOFR rate. To date, we have not utilized interest rate hedging or other strategies in an attempt to mitigate our interest rate risk. A hypothetical 10% change in interest rates during the year ended December 31, 2025 would have had a neutral net impact on our Consolidated Financial Statements, as changes in amounts paid for interest expense would have offset changes in interest income earned on cash balances.

Foreign Exchange Risk

We operate our business primarily within the U.S. and currently execute a majority of our transactions in U.S. dollars. However, we are exposed to limited foreign exchange risk as a result of our U.K. operations. The foreign exchange gain (loss) amounted to $1,079,900 to the Company for the year ended December 31, 2025, compared to $(263,036) and $743,699 in the years ended December 31, 2024 and 2023, respectively. We have not utilized hedging or other strategies with respect to such foreign exchange exposure. This limited foreign currency translation risk is not expected to have a material impact on our Consolidated Financial Statements. A hypothetical 10% change in the applicable foreign exchange rate during the year ended December 31, 2025 would have resulted in a change in total revenues of approximately 1.4% and a change in total assets of approximately 0.8%.

Concentrations of Risk

Our financial instruments that are exposed to concentrations of credit risk primarily consist of cash, cash equivalents, restricted cash, restricted cash equivalents, restricted investments and accounts receivable. We attempt to minimize concentration of credit risk by maintaining our cash and restricted cash with institutions of sound financial quality. At times, cash balances may exceed limits federally insured by the Federal Deposit Insurance Corporation. We believe that we are not exposed to significant credit risk due to the financial strength of the depository institutions in which the funds are held. Most of our cash equivalents, restricted cash equivalents and restricted investments are invested in U.S. treasury securities and corporate bonds, all of which have credit ratings of "A" or above.

We had one customer that accounted for approximately 33% of revenues for the year ended December 31, 2025, two customers that accounted for approximately 38% and 28%, respectively, of revenues for the year ended December 31, 2024, and two customers that accounted for approximately 40% and 21%, respectively, of revenues for the year ended December 31, 2023.

As of December 31, 2025, we had two customers that accounted for approximately 23% and 12%, respectively, of net accounts receivable. As of December 31, 2024, we had two customers that accounted for approximately 39% and 37%, respectively, of net accounts receivable.

We perform ongoing evaluations of customers' financial condition, creditworthiness and payment performance. Based on these evaluations, we consider whether or not the accounts receivable exposure to any specific customer is within an acceptable range for that customer.

Item 8.   Financial Statements and Supplementary Data.

DocGo Inc. and Subsidiaries

Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
DocGo Inc. and Subsidiaries
New York, New York

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of DocGo Inc. and Subsidiaries (collectively, the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive (loss) income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively, referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matters — Impairments and Valuation Allowance

As discussed in Notes 2, 5, 6 and 17 to the consolidated financial statements, the Company has recorded impairment against its goodwill and intangible assets and established a valuation allowance against certain deferred tax assets.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter — Liquidity and Management's Plans

As described in Note 2 to the consolidated financial statements, the Company experienced a decline in current operating results, incurred an operating loss in 2025, had large contracts that ended, and was in violation of certain financial debt covenants. Management evaluated these conditions and concluded that these conditions could raise substantial doubt about the Company's ability to continue as a going concern but were alleviated as a result of management's plans discussed in Note 2. Management's plans include (i) a larger portion of compensation paid utilizing Company stock, (ii) finalization and collection on open municipal receivables from ended contracts, (iii) reduction in workforce, (iv) streamlining administration functions (v) monetizing non-strategic operations and (vi) delayed spending on certain business growth strategies.

The principal considerations for our determination that performing procedures relating to the Company's liquidity and plans to meet future cash requirements is a critical audit matter are the significant judgments by management in determining future cash flows and ability to execute on its business strategy which led to a high level of auditor judgment, subjectivity and effort in performing procedures.

The primary procedures we performed to address this critical audit matter included:

- Understood the process used to develop the Company's expected cash inflows and outflows based upon recent operating results and evaluating the cash flow projections.

- Reviewed management's plans and board of director presentations.

- Considered historical collections on open municipal accounts receivable.

- Assessing the adequacy of the Company's related disclosures.

Impairments

As described in Notes 2, 5 and 6, to the consolidated financial statements, the Company recorded impairment totaling $88.76 million related to the Company's goodwill, indefinite-lived intangible assets and definite-lived intangible assets. The Company evaluates its goodwill, indefinite-lived intangible assets and definite-lived intangible annually or when events or circumstances, such as declines in operating results or sustained market capitalization below the Company's carrying value, require.

The principal considerations for our determination that performing procedures relating to the impairment is a critical audit matter are the significant judgments by management in determining the value of assets and the identification and assessment of indicators.

The primary procedures we performed to address this critical audit matter included:

- Testing the effectiveness of controls relating to the Company's impairment assessment.

- Testing the Company's process including (i) assessing management's impairment policy (ii) evaluating the risks and uncertainty associated with meeting future cash flow projections (iii) recalculating the Company's market capitalization at a point in time and over an average period of time (iv) inquiring of management with regards to the operational analysis and (v) considering the adequacy and reasonableness of specialist work with regards to any market control premiums.

Loss Allowance for Accounts Receivable

As described in Note 2 to the consolidated financial statements, the Company recorded consolidated accounts receivable of approximately $92.89 million net of a loss allowance of approximately $8.30 million at December 31, 2025. The allowance is management's estimate of loss allowance on accounts receivable after considering quantitative and qualitative factors, applied for accounts receivables without a significant financing component by using a loss provision. Management makes periodic and individual assessments on the recoverability of accounts receivable based on customer historical credit loss experience, and where necessary, adjusted for information based on macroeconomic factors affecting the ability of its customers to settle the accounts receivable. Accounts receivable from customers with known financial difficulties or with significant doubt on collection of receivables are assessed individually for a loss allowance. Management assesses and reserves for other customers by grouping them based on shared credit risk characteristics including geographical location, service type and payor.

The principal considerations for our determination that performing procedures relating to the loss allowance for accounts receivables is a critical audit matter are the significant judgment by management in determining the loss allowance for accounts receivable as influenced by qualitative factors in particular, which led to a high level of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained.

The primary procedures we performed to address this critical audit matter included:

- Testing the effectiveness of controls relating to the loss allowance for trade receivables.

- Testing management's process including (i) evaluating the appropriateness of the methodology and models; (ii) testing the completeness and accuracy of certain data used in the estimate; (iii) evaluating management's process to identify customers with known financial difficulties or with significant doubt on collections; and (iv) evaluating the reasonableness of significant assumptions and judgments made by management to estimate the loss allowance for accounts receivable, including the grouping of accounts receivables based on shared credit risk characteristics including geographical location, service type and payor.

Revenue Recognition — Transport Services

As described in Note 2 to the consolidated financial statements, the Company recorded transport services revenue of approximately $200.76 million. Transport revenues are recorded net of estimated contractual allowances for claims subject to contracts with responsible paying entities. The Company estimates contractual allowances at the time of billing based on contractual terms and historical collections by each payor and geographical location.

The principal considerations for our determination that performing procedures relating to the transport revenue is a critical audit matter are the significant judgments by management in determining the lookback periods of historical collections which led to a high level of auditor judgment, subjectivity, and effort in performing procedures.

The primary procedures we performed to address this critical audit matter included:

- Testing the effectiveness of controls relating to transport services revenue recognition.

- Testing the Company's process including (i) selecting a sample of transactions and verifying the transport service has been performed (ii) obtaining supporting cash collections for a sample of transactions (iii) obtaining the Company's historical collections for recent completed services, verifying the receipts and recalculating the applied historical rate to the recorded revenue (iv) obtaining the Company's historical collections and verifying these collections to ensure appropriate reserves for unpaid, open services.

/s/ Urish Popeck & Co., LLC

We have served as the Company's auditor since 2021.

Pittsburgh, PA

March 16, 2026

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
DocGo Inc. and Subsidiaries
New York, New York

Opinion on Internal Control over Financial Reporting

We have audited DocGo Inc. and Subsidiaries' (collectively, the "Company's") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive (loss) income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements") and our report dated March 16, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Urish Popeck & Co., LLC

Pittsburgh, PA

March 16, 2026

DocGo Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2025	**2024**
ASSETS		
Current assets:		
Cash and cash equivalents.	$ 51,018,657	$ 89,241,695
Accounts receivable, net of allowance for credit loss of $8,299,053 and $5,873,942 as of December 31, 2025 and December 31, 2024, respectively	92,893,216	210,899,926
Prepaid expenses.	4,790,215	4,005,977
Other current assets.	3,697,371	338,665
Total current assets	152,399,459	304,486,263
Property and equipment, net.	14,558,427	14,881,411
Intangibles, net	—	25,728,813
Goodwill.	—	47,432,550
Restricted cash and cash equivalents	1,466,121	18,095,612
Restricted investments (amortized cost of $15,737,694 and $0 as of December 31, 2025 and December 31, 2024, respectively)	15,845,875	—
Operating lease right-of-use assets	11,520,781	11,958,698
Finance lease right-of-use assets.	17,420,424	15,337,299
Investments	—	5,547,979
Deferred tax assets	538,864	8,422,034
Other assets.	3,353,061	3,730,473
Total assets	$ 217,103,012	$ 455,621,132
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 11,110,867	$ 28,356,430
Accrued liabilities.	42,789,440	49,896,796
Line of credit.	—	30,000,000
Notes payable, current.	51,740	12,515
Due to seller	336,982	28,656
Contingent consideration, current.	3,040,377	4,973,152
Operating lease liability, current.	4,650,953	3,844,561
Finance lease liability, current	5,509,687	4,694,467
Total current liabilities	67,490,046	121,806,577
Notes payable, non-current.	183,843	5,215
Contingent consideration, non-current	4,776,215	—
Operating lease liability, non-current	7,563,664	8,599,072
Finance lease liability, non-current.	11,217,907	10,031,138
Total liabilities.	91,231,675	140,442,002
Commitments and contingencies		
Stockholders' equity:		
Common stock ($0.0001 par value; 500,000,000 shares authorized as of December 31, 2025 and December 31, 2024; 98,640,059 and 101,910,883 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	9,864	10,191
Additional paid-in-capital.	325,416,366	321,087,583
Accumulated deficit	(183,801,795)	(1,402,167)
Accumulated other comprehensive income	2,387,404	1,221,869
Total stockholders' equity attributable to DocGo Inc. and Subsidiaries.	144,011,839	320,917,476
Noncontrolling interests	(18,140,502)	(5,738,346)
Total stockholders' equity	125,871,337	315,179,130
Total liabilities and stockholders' equity	$ 217,103,012	$ 455,621,132

The accompanying notes are an integral part of these Consolidated Financial Statements.

DocGo Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	Year Ended December 31,		
	2025	2024	2023
Revenues, net	$ 322,196,000	$ 616,555,132	$ 624,288,642
Expenses:			
Cost of revenues (exclusive of depreciation and amortization, which is shown separately below)	223,438,301	402,980,557	428,906,225
Operating expenses:			
General and administrative	133,449,597	138,758,758	137,152,512
Depreciation and amortization	15,661,865	15,884,898	16,431,892
Legal and regulatory	23,819,898	17,146,891	13,082,569
Technology and development	13,563,070	11,589,402	10,858,724
Sales, advertising and marketing	1,420,428	1,505,900	2,801,740
Intangible asset impairment	30,648,245	—	—
Goodwill impairment	58,228,096	—	—
Total expenses	500,229,500	587,866,406	609,233,662
(Loss) income from operations	(178,033,500)	28,688,726	15,054,980
Other (expense) income:			
Interest (expense) income, net	(1,242,161)	(1,929,207)	1,684,399
(Loss) gain on change in fair value of contingent consideration	(2,056,112)	9,392,133	1,437,525
Finite-lived intangible asset impairment	—	(8,306,591)	—
Loss on equity method investments	(552,763)	(316,044)	(343,336)
Equity investment impairment	(5,000,000)	—	—
Loss on remeasurement of operating and finance leases	(42,367)	(32,363)	(866)
(Loss) gain on disposal of assets	(39,668)	23,682	(852,544)
Other (expense) income	(532,418)	228,666	(686,865)
Total other (expense) income	(9,465,489)	(939,724)	1,238,313
Net (loss) income before income tax expense	(187,498,989)	27,749,002	16,293,293
Provision for income taxes	(8,868,166)	(14,388,422)	(6,244,965)
Net (loss) income	(196,367,155)	13,360,580	10,048,328
Net (loss) income attributable to noncontrolling interests	(13,967,527)	(6,631,563)	3,189,873
Net (loss) income attributable to stockholders of DocGo Inc. and Subsidiaries	(182,399,628)	19,992,143	6,858,455
Other comprehensive income (loss)			
Unrealized gain on investments, net of tax	85,635	—	—
Foreign currency translation adjustment	1,079,900	(263,036)	743,699
Total comprehensive (loss) income	$ (181,234,093)	$ 19,729,107	$ 7,602,154
Net (loss) income per share attributable to DocGo Inc. and Subsidiaries – Basic	$ (1.84)	$ 0.20	$ 0.07
Weighted-average shares outstanding – Basic	99,068,651	102,395,141	103,511,299
Net (loss) income per share attributable to DocGo Inc. and Subsidiaries – Diluted	$ (1.84)	$ 0.18	$ 0.06
Weighted-average shares outstanding – Diluted	99,068,651	109,422,840	105,617,817

The accompanying notes are an integral part of these Consolidated Financial Statements.

DocGo Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests	Total Stockholders' Equity
	Shares	Amount					
Balance – December 31, 2022	102,411,162	$ 10,241	$ 301,451,435	$ (28,972,216)	$ 741,206	$ 5,696,725	$ 278,927,391
UK Ltd. restricted stock	—	—	167,175	—	—	—	167,175
Health liquidation	—	—	—	70,284	—	—	70,284
Acquisition of CRMS	117,330	12	1,000,000	—	—	—	1,000,012
Acquisition of FMC NA	360,145	36	(1,432,963)	649,167	—	(3,213,956)	(3,997,716)
Acquisition of Healthworx	—	—	—	—	—	(1,296,553)	(1,296,553)
Exercise of stock options	465,429	46	1,413,962	—	—	—	1,414,008
Cashless exercise of options	6,374	1	(1)	—	—	—	—
Shares withheld for taxes	(280,654)	(27)	(2,308,927)	—	—	—	(2,308,954)
Stock-based compensation	975,382	97	20,403,185	—	—	—	20,403,282
Net income attributable to noncontrolling interests	—	—	—	—	—	3,189,873	3,189,873
Foreign currency translation	—	—	—	—	743,699	—	743,699
Net income attributable to stockholders of DocGo Inc. and Subsidiaries	—	—	—	6,858,455	—	—	6,858,455
Balance – December 31, 2023	104,055,168	$ 10,406	$ 320,693,866	$ (21,394,310)	$ 1,484,905	$ 4,376,089	$ 305,170,956
Common stock repurchased	(3,647,342)	(365)	(13,755,906)	—	—	—	(13,756,271)
Stock-based compensation	1,205,461	120	13,137,405	—	—	—	13,137,525
Shares withheld for taxes	(297,313)	(30)	(1,168,847)	—	—	—	(1,168,877)
Exercise of stock options	16,559	2	26,328	—	—	—	26,330
CRMS True-up Payment	578,350	58	1,814,287	—	—	—	1,814,345
Acquisition of Ambulnz CO	—	—	340,450	—	—	(2,188,450)	(1,848,000)
Net loss attributable to noncontrolling interests	—	—	—	—	—	(6,631,563)	(6,631,563)
Distributions paid to noncontrolling interest	—	—	—	—	—	(1,294,422)	(1,294,422)
Foreign currency translation	—	—	—	—	(263,036)	—	(263,036)
Net income attributable to stockholders of DocGo Inc. and Subsidiaries	—	—	—	19,992,143	—	—	19,992,143
Balance – December 31, 2024	101,910,883	$ 10,191	$ 321,087,583	$ (1,402,167)	$ 1,221,869	$ (5,738,346)	$ 315,179,130
Common stock repurchased	(4,481,069)	(448)	(10,828,458)	—	—	—	(10,828,906)
Stock-based compensation	1,928,420	193	18,712,280	—	—	—	18,712,473
Shares withheld for taxes	(718,175)	(72)	(1,813,837)	—	—	—	(1,813,909)
Partial acquisition of CRMS	—	—	(1,741,202)	—	—	1,741,202	—
Net loss attributable to noncontrolling interests	—	—	—	—	—	(13,967,527)	(13,967,527)
Distributions paid to noncontrolling interest	—	—	—	—	—	(175,831)	(175,831)
Other comprehensive income	—	—	—	—	1,165,535	—	1,165,535
Net loss attributable to stockholders of DocGo Inc. and Subsidiaries	—	—	—	(182,399,628)	—	—	(182,399,628)
Balance – December 31, 2025	98,640,059	$ 9,864	$ 325,416,366	$ (183,801,795)	$ 2,387,404	$ (18,140,502)	$ 125,871,337

The accompanying notes are an integral part of these Consolidated Financial Statements.

DocGo Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (196,367,155)	$ 13,360,580	$ 10,048,328
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Depreciation of property and equipment	4,863,255	5,606,818	4,829,780
Amortization of intangible assets	5,582,601	5,660,818	5,249,358
Amortization of finance lease right-of-use assets	5,216,009	4,617,262	6,352,754
Loss (gain) on disposal of assets	39,668	(23,682)	852,544
Deferred income tax	7,745,066	3,466,505	(1,981,519)
Accretion of discount related to restricted investments	(309,842)	—	—
Loss on equity method investments	552,763	316,044	343,336
Bad debt expense	12,047,791	5,235,560	3,601,520
Stock-based compensation	17,442,018	13,634,086	20,969,174
Loss on remeasurement of operating and finance leases	42,367	32,363	866
Loss on liquidation of business	—	—	70,284
Intangible asset impairment	30,648,245	8,306,591	—
Goodwill impairment	58,228,096	—	—
Equity investment impairment	5,000,000	—	—
Loss (gain) on change in fair value of contingent consideration	2,056,112	(9,392,133)	(1,437,525)
Changes in operating assets and liabilities:			
Accounts receivable	112,497,747	41,272,218	(160,524,934)
Prepaid expenses and other current assets	(3,399,532)	13,007,231	(10,843,890)
Other assets	409,156	(1,384,824)	1,059,605
Accounts payable	(17,640,819)	8,307,533	(2,051,695)
Accrued liabilities	(10,402,113)	(41,940,373)	58,968,844
Operating lease liabilities and right-of-use assets	200,221	32,834	—
Net cash provided by (used in) operating activities	34,451,654	70,115,431	(64,493,170)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(4,544,118)	(3,612,507)	(7,313,269)
Purchase of intangibles	(2,890,716)	(2,002,103)	(2,541,661)
Acquisition of businesses, net of cash acquired	(16,394,978)	—	(20,203,464)
Purchase of restricted investments	(28,613,676)	—	—
Purchase of equity method investments	(4,784)	(310,450)	(298,932)
Purchase of equity securities	—	(5,000,000)	—
Proceeds from sale and maturity of restricted investments	13,163,278	—	—
Proceeds from disposal of property and equipment	202,167	274,427	747,088
Net cash used in investing activities	(39,082,827)	(10,650,633)	(29,610,238)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from revolving credit line	—	45,000,000	25,000,000
Repayments of revolving credit line	(30,000,000)	(40,000,000)	—
Proceeds from notes payable	258,700	—	—
Repayments of notes payable	(41,247)	(51,987)	(25,926)
Due to seller	(877,713)	(3,118,595)	(13,590,382)
Acquisition of noncontrolling interest	—	(1,848,000)	—
Earnout payments on contingent liabilities	(1,952,672)	(3,608,553)	(5,266,681)

DocGo Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,		
	2025	2024	2023
Distributions paid to noncontrolling interest	(175,831)	(1,294,422)	—
Proceeds from exercise of stock options	—	26,330	1,581,183
Payments for taxes related to shares withheld for employee taxes	(1,813,909)	(1,168,877)	(2,308,954)
Common stock repurchased	(10,828,906)	(13,756,271)	—
Payments on obligations under finance lease	(5,385,581)	(4,334,463)	(4,270,553)
Net cash (used in) provided by financing activities	(50,817,159)	(24,154,838)	1,118,687
Effect of exchange rate changes on cash and cash equivalents	595,803	(190,639)	1,093,633
Net (decrease) increase in cash, cash equivalents, restricted cash and restricted cash equivalents	(54,852,529)	35,119,321	(91,891,088)
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of period	107,337,307	72,217,986	164,109,074
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	$ 52,484,778	$ 107,337,307	$ 72,217,986
Supplemental disclosure of cash and non-cash transactions:			
Cash paid for interest	$ 1,712,256	$ 2,142,288	$ 250,100
Cash paid for interest on finance lease liabilities	$ 958,553	$ 769,041	$ 600,239
Cash paid for income taxes, net of refunds	$ 6,482,618	$ 5,880,864	$ 10,276,110
Right-of-use assets obtained in exchange for lease liabilities	$ 11,718,452	$ 13,973,620	$ 7,621,538
Remeasurement of finance lease right-of-use asset due to lease modification	$ —	$ 300,000	$ —
Supplemental non-cash investing and financing activities:			
Property and equipment in accounts payable	$ 52,866	$ 221,639	$ 271,292
Acquisition of remaining FMC NA through due to seller and issuance of stock	$ —	$ —	$ 7,000,000
Acquisition of CRMS through issuance of stock	$ —	$ —	$ 1,000,000
CRMS True-up Payment through issuance of stock	$ —	$ 1,814,345	$ —
Receivables exchanged for trade credits	$ —	$ —	$ 1,500,000
Pre-acquisition receivables written off through due to seller	$ —	$ 4,675,758	$ —
Reconciliation of cash and restricted cash			
Cash	$ 51,018,657	$ 89,241,695	$ 59,286,147
Restricted cash	1,466,121	18,095,612	12,931,839
Total cash and restricted cash shown in statement of cash flows	$ 52,484,778	$ 107,337,307	$ 72,217,986

The accompanying notes are an integral part of these Consolidated Financial Statements.

DocGo Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Organization and Business Operations

Background

On November 5, 2021, DocGo Inc., a Delaware corporation, then known as Motion Acquisition Corp. (collectively with its subsidiaries, the "Company"), consummated a business combination pursuant to that certain Agreement and Plan of Merger, dated March 8, 2021 (the "Merger Agreement"), by and among the Company, Motion Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of the Company ("Merger Sub"), and Ambulnz, Inc., a Delaware corporation ("Ambulnz"). The transactions contemplated by the Merger Agreement are referred to herein as the "Business Combination." In connection with the closing of the Business Combination, the Company changed its name from Motion Acquisition Corp. to DocGo Inc.

Pursuant to the Merger Agreement and as described in the Company's definitive proxy statement/consent solicitation/prospectus filed with the U.S. Securities and Exchange Commission (the "SEC") on October 14, 2021, Merger Sub merged with and into Ambulnz, with Ambulnz continuing as the surviving corporation and becoming a wholly owned subsidiary of the Company.

Ambulnz was originally formed in Delaware on June 17, 2015 as Ambulnz, LLC, a limited liability company. On November 1, 2017, with an effective date of January 1, 2017, Ambulnz converted its legal structure from a limited liability company to a C-corporation and changed its name to Ambulnz, Inc. Ambulnz is the sole owner of Ambulnz Holdings, LLC ("Holdings"), which was formed in the state of Delaware on August 5, 2015 as a limited liability company. Holdings is the owner of multiple operating entities incorporated in various states in the United States ("U.S.") as well as within England and Wales, United Kingdom ("U.K.").

The Business

The Company is a mobile healthcare services company that uses proprietary dispatch and communication technology to help provide (i) quality mobile, in-person medical treatment directly to patients in the comfort of their homes, workplaces and other non-traditional locations and (ii) healthcare transportation in major metropolitan cities in the U.S. and the U.K.

The Company conducts business in three operating segments: Mobile Health Services, Transportation Services and Corporate. Mobile Health Services include a wide variety of healthcare services performed at homes, offices and other locations and event services such as on-site healthcare support at sporting events and concerts. This segment also provides solutions to large, typically underserved, population groups, typically through arrangements with municipalities, which include both physical and mental healthcare services. Transportation Services encompass both emergency response and non-emergency transport services. Non-emergency transport services include ambulance transports and wheelchair transports. Net revenue from Transportation Services is derived from the transportation of patients based on billings to third party payors and healthcare facilities. The Company's Corporate segment primarily represents shared services and personnel that support both the Mobile Health Services and Transportation Services segments. It contains operating expenses such as information technology costs, certain insurance costs and the compensation costs of senior and executive leadership. None of the Company's revenues or cost of revenues are reported within the Corporate segment.

2. Summary of Significant Accounting Policies

Liquidity and Going Concern

The Company experienced a decline in current operating results, incurred an operating loss in 2025, and had large customer contracts that were not renewed and ended, specifically in regard to its municipal migrant-related programs. These conditions have extended into 2026. As of December 31, 2025, the Company had $51.0 million of unrestricted cash and cash equivalents and working capital of $84.9 million. During 2025, the Company collected older invoices from municipal customers for services provided in 2024 and early 2025, and operating cash flows were sufficient to offset the Company's operating losses. The Company expects that near-term operating results will continue to generate operating losses and will require utilization of its available unrestricted cash and cash equivalents.

2. Summary of Significant Accounting Policies (cont.)

As of December 31, 2025, the Company was no longer in compliance with the minimum liquidity financial covenant based on the prior twelve months' cash burn and the Company's available cash balances and borrowing ability under the Credit Agreement (as defined in Note 9). The Company is currently in active discussions with its lender to reach a resolution regarding the covenant non-compliance and to preserve its ability to draw from the available credit facility as needed. There can be no assurance that the Company will be successful in reaching a resolution or that the credit facility will remain available; however, the Company's management believes these discussions are progressing and expects a positive resolution.

As a result, the Company, along with its Board of Directors, has reviewed and extensively discussed certain plans to reduce cash utilization and operating costs. These plans include, among other options, a larger portion of compensation paid utilizing Company stock in lieu of cash, intensified collection efforts focused on closing out open municipal receivables from ended contracts, reduction in workforce, delayed spending on certain business growth strategies, and utilization of the Company's available line of credit, subject to the resolution described above.

While these plans carry meaningful inherent risk to operations and involve a significant number of steps and components, the Company's management and the Board of Directors have evaluated these conditions in totality and believe it is probable that, when implemented, the plans will be sufficient to alleviate substantial doubt about the Company's ability to continue as a going concern for the twelve months following the issuance date.

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP") and applicable rules and regulations of the SEC.

Principles of Consolidation

The Consolidated Financial Statements include the accounts and operations of DocGo Inc. and its subsidiaries. All intercompany accounts and transactions are eliminated upon consolidation. Noncontrolling interests ("NCI") on the Consolidated Financial Statements represent a portion of consolidated joint ventures and variable interest entities ("VIEs") in which the Company does not have direct equity ownership. Certain amounts in the prior years' Consolidated Statements of Cash Flows have been reclassified to conform to the current year presentation.

In accordance with Accounting Standards Codification ("ASC") 810, *Consolidation* ("ASC 810"), the Company assesses whether it has a variable interest in legal entities in which it has a financial relationship and, if so, whether or not those entities are VIEs. For those entities that qualify as VIEs, ASC 810 requires the Company to determine if the Company is the primary beneficiary of the VIE, and if so, to consolidate the VIE.

The Company has entered into management services agreements ("MSAs") with professional corporations ("PCs") that employ or contract with physicians and other health professionals in order to provide healthcare services to the public. Each such PC is established and operated pursuant to the requirements of its respective domestic jurisdiction governing the practice of medicine. The Company provides each PC with everything the PC needs to operate except for clinicians, for which the PC is responsible. Without the administrative services, software, intellectual property and administrative personnel (among other things) provided by the Company, the PCs could not carry out their businesses. Moreover, the PCs do not have sufficient equity to finance their activities without additional subordinated financial support. Based on the foregoing, these entities are considered VIEs, and an enterprise having a controlling financial interest in a VIE must consolidate the VIE if it is the primary beneficiary, meaning it has (1) the power to direct the activities of the VIE that most significantly impacts the VIE's economic performance (power) and (2) the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE (benefits). In accordance with corporate practice of medicine restrictions, all clinical treatment decisions are made solely by licensed healthcare professionals engaged by the PCs. Nevertheless, the PCs cannot operate without the Company through the MSAs; therefore the Company significantly impacts the economic performance of the PCs and funds and absorbs all losses of its VIEs. The Company has therefore determined that it is the primary economic beneficiary of the PCs and appropriately consolidates them as VIEs.

2. Summary of Significant Accounting Policies (cont.)

Net loss for the Company's VIEs were $10,063,362, $231,952 and $235,976 for the years ended December 31, 2025, 2024 and 2023, respectively. Total assets, exclusive of intercompany assets, amounted to $7,039,301 and $3,122,209 as of December 31, 2025 and 2024, respectively. Total liabilities, exclusive of intercompany liabilities, were $17,782,198 and $3,801,744 as of December 31, 2025 and 2024, respectively. The Company's VIEs total stockholders' deficit were $10,742,897 and $679,535 as of December 31, 2025 and 2024, respectively.

Foreign Currency

The Company's functional currency is the U.S. dollar. The functional currency of our foreign operation is the British pound. Assets and liabilities of the Company's foreign operation denominated in the British pound are translated at the spot rate in effect at the applicable reporting date, except for equity accounts, which are translated at historical rates. The Consolidated Statements of Operations and Comprehensive (Loss) Income are translated at the weighted average rate of exchange during the applicable period. The resulting unrealized cumulative translation adjustment for the years ended December 31, 2025, 2024 and 2023 were $1,079,900, $(263,036), and $743,699, respectively.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses; the disclosure of contingent assets and liabilities in its financial statements; and the reported amounts of expenses during the reporting period. The most significant estimates in the Company's financial statements relate to revenue recognition related to the allowance for credit loss, stock-based compensation, calculations related to the incremental borrowing rate for the Company's lease agreements, estimates related to ongoing lease terms, software development costs, impairment of long-lived assets, goodwill and indefinite-lived intangible assets, business combinations, contingent consideration, reserve for losses within the Company's insurance deductibles, income taxes and deferred income tax. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources.

Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company's future results of operations could be adversely affected.

Self-Insurance Reserves

The Company self-insures a number of risks, including, but not limited to, workers' compensation, auto liability and certain employee-related healthcare benefits. Standard actuarial procedures and data analysis are used to estimate the liabilities associated with these risks on an undiscounted basis. The recorded liabilities reflect the ultimate cost for claims incurred but not paid and any estimable administrative run-out expenses related to the processing of these outstanding claim payments. On a regular basis, the liabilities are evaluated for appropriateness with claims reserve valuations. To limit exposure to some risks, the Company maintains insurance coverage with varying limits and retentions, including stop-loss insurance coverage for workers' compensation, auto liability and healthcare benefits.

Concentration of Credit Risk and Off-Balance Sheet Risk

The Company's financial instruments that are exposed to concentrations of credit risks primarily consist of cash, cash equivalents, restricted cash, restricted cash equivalents, restricted investments and accounts receivable. The Company attempts to minimize concentration of credit risk by maintaining its cash and restricted cash with institutions of sound financial quality. At times, cash balances may exceed limits federally insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the funds are held. Most of the Company's cash equivalents, restricted cash equivalents and restricted investments are invested in U.S. treasury securities and corporate bonds, all of which have credit ratings of "A" or above.

2. Summary of Significant Accounting Policies (cont.)

Major Customers

The Company had one customer that accounted for approximately 33% of revenues for the year ended December 31, 2025, two customers that accounted for approximately 38% and 28%, respectively, of revenues for the year ended December 31, 2024, and two customers that accounted for approximately 40% and 21%, respectively, of revenues for the year ended December 31, 2023.

As of December 31, 2025, the Company had two customers that accounted for approximately 23% and 12%, respectively, of net accounts receivable. As of December 31, 2024, the Company had two customers that accounted for approximately 39% and 37%, respectively, of net accounts receivable.

Major Vendor

The Company had one vendor that accounted for approximately 13%, 17% and 14% of total cost for the years ended December 31, 2025, 2024 and 2023, respectively. The Company expects to maintain this relationship with the vendor and believes the services provided from this vendor are available from alternatives sources.

Reclassifications

Certain reclassifications of amounts previously reported have been made to the accompanying Consolidated Financial Statements to maintain consistency between periods presented. The reclassifications had no impact on previously reported net income or retained earnings.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less. The Company maintains most of its cash and cash equivalents with financial institutions in the U.S. The Company's accounts at financial institutions in the U.S. are insured by the FDIC and are in excess of FDIC insured limits. The Company had cash balances of approximately $1,788,119 and $4,020,221 with foreign financial institutions as of December 31, 2025 and 2024, respectively.

Restricted Cash and Cash Equivalents and Restricted Investments

Cash and cash equivalents subject to contractual restrictions and not readily available are classified as restricted cash and cash equivalents in the Consolidated Balance Sheets. Restricted cash and cash equivalents is classified as either a current or non-current asset depending on the restriction period. The Company is required to pledge or otherwise restrict a portion of cash and cash equivalents as collateral for self-insurance exposures and a standby letter of credit as required by its insurance carrier (see Note 9).

The Company utilizes a combination of insurance and self-insurance programs, including a wholly-owned captive insurance entity, to provide for the potential liabilities for certain risks, including workers' compensation, automobile liability, general liability and professional liability. Liabilities associated with the risks that are retained by the Company within its high deductible limits are not discounted and are estimated, in part, by considering claims experience, exposure and severity factors and other actuarial assumptions. The Company has commercial insurance in place for catastrophic claims above its deductible limits.

ARM Insurance, Inc., a Vermont-based wholly-owned captive insurance subsidiary of the Company, charges the operating subsidiaries premiums to insure the retained workers' compensation, automobile liability, general liability and professional liability exposures. Pursuant to Vermont insurance regulations, ARM Insurance, Inc. maintains certain levels of cash and cash equivalents related to its self-insurance exposures.

2. Summary of Significant Accounting Policies (cont.)

The Company also maintains certain cash balances related to its insurance programs, which are held in a self-depleting trust and restricted as to withdrawal or use by the Company other than to pay or settle self-insured claims and costs. These amounts are reflected in restricted cash and cash equivalents in the accompanying Consolidated Balance Sheets.

Beginning in April 2025, the Company invests a portion of its restricted cash and cash equivalents held in the self-depleting trust into a restricted investment portfolio of marketable fixed income securities. In accordance with ASC 320, *Investments — Debt Securities*, the Company classifies its marketable fixed income securities, consisting of corporate bonds and U.S. government obligations, as available-for-sale. The Company records the securities at fair market value, which is determined using quoted market prices at the end of each reporting period. The Company includes fixed income securities maturing in three months or less within restricted cash and cash equivalents, and includes the remaining fixed income securities within restricted investments in the Consolidated Balance Sheets.

Unrealized gains and any portion of a security's unrealized loss attributable to non-credit losses, net of the tax related effect, are recorded as a separate component of accumulated other comprehensive income in stockholders' equity until realized. Realized gains and losses on the sale of available-for-sale securities, including other-than-temporary impairments, are determined using the specific identification method.

The following table presents the Company's restricted cash equivalents and restricted investments as of December 31, 2025. The Company did not invest in similar investments during 2024.

	December 31, 2025			
	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$ 161,983	$ —	$ —	$ 161,983
Corporate bonds	939,157	6,832	—	945,989
U.S. government obligations	16,102,457	102,064	(497)	16,204,024
Total	$ 17,203,597	$ 108,896	$ (497)	$ 17,311,996
Included in restricted cash and cash equivalents	$ 1,465,903	$ 218	$ —	$ 1,466,121
Included in restricted investments	$ 15,737,694	$ 108,678	$ (497)	$ 15,845,875

The following table summarizes the contractual maturities of the Company's restricted cash equivalents and restricted investments as of December 31, 2025:

	Amortized Cost	Fair Value
Within 1 year	$ 6,760,198	$ 6,762,886
After 1 year through 5 years	6,118,800	6,159,400
After 5 years through 10 years	4,324,599	4,389,710
Total	$ 17,203,597	$ 17,311,996

Proceeds from the sales and maturities of the fixed income marketable securities was $33,575,877 for the year ended December 31, 2025. The Company included in other (expense) income in the Consolidated Statements of Operations and Comprehensive (Loss) Income a net realized gain of $50,009 for the year ended December 31, 2025.

Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements*, provides guidance on the development and disclosure of fair value measurements. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

2. Summary of Significant Accounting Policies (cont.)

The accounting guidance classifies fair value measurements in one of the following three categories for disclosure purposes:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity and values determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025, 2024 and 2023. For certain financial instruments, including cash, accounts receivable, prepaid expenses, other current assets, restricted cash, accounts payable, accrued expenses and due to seller, the carrying amounts approximate their fair values as it is short term in nature. The notes payable are presented at their carrying value, which, based on borrowing rates currently available to the Company for loans with similar terms, approximates their fair values.

The Company's cash equivalents, restricted cash equivalents and restricted investments are valued at quoted market prices in active markets for similar assets, which the Company receives from the financial institutions that hold such investments on its behalf. This fair value determination is categorized as Level 1 within the fair value hierarchy.

Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and reflect the Company's own assumptions in measuring fair value. Future changes in fair value of the contingent consideration, as a result of changes in significant inputs such as the discount rate and estimated probabilities of financial milestone achievements, could have a material effect on the Consolidated Statements of Operations and Comprehensive (Loss) Income and Consolidated Balance Sheets in the period of the change.

Contingent Consideration

In connection with the acquisition of Ryan Bros. Fort Atkinson, LLC ("Ryan Brothers"), the Company recorded $4,000,000 in contingent consideration to be paid based on the completion of certain performance obligations over a 24-month period. The Company did not record a change in fair value of contingent consideration for the year ended December 31, 2025 but recorded a (loss) gain on change in fair value of contingent consideration in the amount of $(187,506), and $338,956 for the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2023, the Company made a payment for the first installment due on the contingent liability in the amount of $1,840,026. The Company paid the remaining contingent liability in the amount of $2,008,524 during the year ended December 31, 2024. There was no estimated contingent consideration amount payable for Ryan Brothers as of December 31, 2025 and December 31, 2024 (see Note 4).

In connection with the acquisition of Exceptional Medical Transportation, LLC ("Exceptional"), the Company also agreed to pay up to $2,000,000 in contingent consideration upon meeting certain performance conditions within two years of the closing date of such acquisition. The Company did not record a change in fair value for the year ended December 31, 2025 but recorded a gain on change in fair value of contingent consideration in the amount of $13,763 and $374,044 for the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2023, the Company made a payment for the first installment due on the contingent liability in the amount of $426,655. The Company made a payment for the final installment due on the contingent liability in the amount of $265,538 during the year ended December 31, 2025. There was no remaining contingent liability balance for Exceptional as of December 31, 2025 and a contingent liability balance of $265,538 as of December 31, 2024 (see Note 4).

In connection with the acquisition of Location Medical Services, LLC ("LMS"), the Company recorded $2,475,540 in contingent consideration to be paid upon LMS meeting certain performance conditions in 2023. The Company did not record a change in fair value of contingent consideration for the years ended December 31, 2025

2. Summary of Significant Accounting Policies (cont.)

and 2024, and recorded a gain on change in fair value of contingent consideration in the amount of $1,990,170 for the year ended December 31, 2023. Additionally, the Company did not record any foreign exchange movements for the year ended December 31, 2025 but recorded foreign exchange movements of $(4,798), and $119,457 for the years ended December 31, 2024 and 2023, respectively. On April 2, 2024, the Company paid the remaining contingent consideration balance in the amount of $600,029. There was no remaining contingent liability balance as of December 31, 2025 and 2024 (see Note 4).

In connection with the acquisition by Holdings of Government Medical Services, LLC ("GMS"), the Company recorded $3,000,000 in contingent consideration to be paid upon GMS meeting certain performance conditions within a year of the closing date of such acquisition. During the year ended December 31, 2023, the Company made the full $3,000,000 payment to settle the contingent liability balance (see Note 4).

In connection with the acquisition of Cardiac RMS, LLC ("CRMS"), the Company recorded $15,822,190 in contingent consideration, consisting of an estimated true-up payment of $2,088,243 to be paid in 2024 based on the attainment of full-year 2023 EBIDTA targets (the "True-Up Payment") and estimated earn out payments amounting to $13,733,947. The earn out payments are to be paid out over 36 months, beginning in 2025, for the remaining 49% equity of CRMS, based on CRMS' attainment of full-year EBITDA targets. The Company recorded a (loss) gain on change in fair value of contingent consideration in the amount of $(2,056,112), $9,565,876, and $(1,265,645) for the years ended December 31, 2025, 2024 and 2023, respectively. On May 29, 2024, the Company paid a portion of the True-up Payment in the amount of $1,000,000. On July 19, 2024, the Company issued $1,814,345 in common stock, par value $0.0001 ("Common Stock"), or 578,350 shares, constituting the remainder of the True-up Payment. On September 3, 2025, the Company made the first earn out payment ("CRMS Earn Out Payment") in the amount of $1,687,134 for an additional 16.3% of equity in CRMS. The settlement amount exceeded the estimated contingent consideration for the CRMS Earn Out Payment by $196,488, which was included as a loss within (loss) gain on change in fair value of contingent consideration in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The estimated contingent consideration amount payable for CRMS was $5,076,592 and $4,707,614 as of December 31, 2025 and 2024, respectively (see Note 4).

In connection with the acquisition of Professional Technicians, LLC ("PTI"), the Company recorded $240,000 in contingent consideration to be paid upon meeting certain performance conditions during the period beginning on April 1, 2025 and ending on March 31, 2026. The Company did not record a change in the fair value of contingent consideration for the year ended December 31, 2025. The estimated contingent liability for PTI as of December 31, 2025 was $240,000 (see Note 4).

In connection with the acquisition of SteadyMD, Inc. ("SteadyMD"), the Company recorded $2,300,000 in contingent consideration to be paid upon achieving certain revenue targets during the twelve-month period between January 1, 2026 and December 31, 2026. The Company did not record a change in the fair value of contingent consideration for the year ended December 31, 2025. The estimated contingent liability for SteadyMD as of December 31, 2025 was $2,300,000 (see Note 4).

In connection with the acquisition of Primary Care Ambulance Corporation ("PCA"), the Company recorded $200,000 in contingent consideration to be paid upon meeting certain continued employment conditions. The Company did not record a change in the fair value of contingent consideration for the year ended December 31, 2025. The estimated contingent liability for PCA as of December 31, 2025 was $200,000 (see Note 4).

Impairment of Goodwill

During the third quarter of fiscal 2025, the Company noted a sustained reduction of revenue and forecasts in connection with its Mobile Health Services operating segment, which represented a triggering event that required a goodwill impairment assessment. The Company concluded that one reporting unit within the Mobile Health Services operating segment, Rapid Temps, LLC ("Rapid Temps"), had a fair value less than its carrying value due to its financial performance and downward revisions in projected financial outlook. As a result of the quantitative assessment,

DocGo Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

the Company recognized a non-cash goodwill impairment charge of $8,718,398 for the year ended December 31, 2025 in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The charge has no impact on cash flow, liquidity, or compliance with debt covenants (see Note 5).

The Company estimated the fair value of the Rapid Temps reporting unit by utilizing a discounted cash flow model based on the present value of estimated future cash flows, discounted at an appropriate rate. This calculation contains uncertainties as it requires management to make assumptions including, but not limited to, forecasted revenue and EBITDA, appropriate discount rates, and perpetual growth rates. Fair value of the reporting unit is, therefore, determined using significant unobservable inputs, or level 3 in the fair value hierarchy.

During the fourth quarter of fiscal 2025, the Company identified an additional impairment triggering event associated with a sustained decrease in its publicly quoted share price and market capitalization, and accordingly, performed a goodwill quantitative assessment. As a result of the quantitative assessment, the Company concluded that several reporting units within the Mobile Health Services, Transportation Services and Corporate operating segments had fair values less than their respective carrying values. The Company therefore recognized a non-cash impairment charge of $49,509,698 for the year ended December 31, 2025 in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The charge has no impact on cash flow, liquidity or compliance with debt covenants (see Note 5).

The Company estimated the fair values of the reporting units by utilizing a combination of an income approach, employing a discounted cash flow method, and a market approach, employing a guideline publicly-traded company method. The discounted cash flow method, which estimates fair values based on the present value of future cash flows, requires management to make various assumptions regarding the timing and amounts of these cash flows, including, but not limited to, growth rates, gross profit and EBITDA margins, capital expenditures and the terminal value of the business at the end of the projection period. Management also estimated a discount rate associated with the risk of achieving the projected cash flows, as well as the capital structure of the reporting units. Fair value of the reporting units are, therefore, determined using significant unobservable inputs, or level 3 in the fair value hierarchy.

Impairment of Intangible Assets

In connection with the evaluation of the goodwill impairment in the Mobile Health Services operating segment during the third quarter of fiscal 2025 due to the sustained reduction in revenue and forecasts for the business, the Company assessed tangible and intangible assets for impairment testing prior to performing the goodwill impairment test. The asset groups identified for impairment testing consisted of customer relationships in Rapid Temps and trade credits, both of which are finite-lived intangible assets within the Mobile Health Services operating segment. The Company first performed a recoverability test for each asset group by comparing the projected undiscounted cash flows from the use of each asset group to its respective carrying value. The undiscounted cash flows were not sufficient to recover the carrying value of each asset group, and therefore, the Company then compared the carrying value of each finite-lived intangible asset group to its respective fair value to measure the impairment loss. As a result of the quantitative assessment, the Company recognized a total non-cash finite-lived intangible asset impairment charge of $8,020,343 for the year ended December 31, 2025 in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The charge has no impact on cash flow, liquidity, or compliance with debt covenants (see Note 6).

In connection with the evaluation of the goodwill impairment during the fourth quarter of 2025 due to the sustained decrease in the Company's publicly quoted share price and market capitalization, the Company assessed tangible and intangible assets for impairment testing prior to performing the goodwill impairment test. The asset groups identified for impairment testing consisted of computer software, operating licenses, internally developed software, material contracts, customer relationships, trademarks, non-compete agreements, domain names, software license agreements, and acquired developed technology. These asset groups consist of both finite-lived and indefinite-lived intangible assets within the Mobile Health Services, Transportation Services and Corporate operating segments. As a result of the assessment, the Company recognized a total non-cash impairment charge of $22,627,902 for the year ended December 31, 2025 in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The charge has no impact on cash flow, liquidity, or compliance with debt covenants (see Note 6).

2. Summary of Significant Accounting Policies (cont.)

The Company also evaluated its intangible assets as of December 31, 2024 and determined there was an impairment in relation to its customer relationships in CRMS, which is in the Mobile Health Services operating segment. The impairment was a result of reduced growth expectations and decreases in the estimated future cash flows of the asset group which represented a triggering event that required an evaluation of the underlying finite-lived intangible assets for impairment. As a result of this assessment, the Company recognized a non-cash impairment charge of $8,306,591 for the year ended December 31, 2024 in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The charge has no impact on cash flow, liquidity or compliance with debt covenants (see Note 6).

The Company used a discounted cash flow model to estimate the fair value of its intangible assets. This calculation contains uncertainties as it requires management to make assumptions including, but not limited to, future cash flows of the asset group, an appropriate discount rate, and long-term growth rates. Fair value of the intangible asset is, therefore, determined using significant unobservable inputs, or level 3 in the fair value hierarchy.

Equity Investment Without Readily Determinable Fair Value

The Company has invested in equity securities without readily determinable fair values and has elected to measure them using the measurement alternative in accordance with ASC 321, *Investments — Equity Securities* ("ASC 321"). This investment is carried at cost less any impairment and adjusted to fair value if there are observable price changes for an identical or similar investment of the same issuer (see Note 7).

Accounts Receivable

The Company contracts with hospitals, healthcare facilities, businesses, state and local government entities, and insurance providers to provide Mobile Health Services and Transportation Services at specified rates. These rates are either on a per procedure or per transport basis, or on an hourly or daily basis. Accounts receivable consist of billings for healthcare and transportation services provided to patients. Billings typically are either paid or settled on the patient's behalf by health insurance providers, managed care organizations, treatment facilities, government sponsored programs or businesses or patients directly. The Company generally does not require collateral for accounts receivable.

Accounts receivable are net of insurance provider contractual allowances, which are estimated at the time of billing based on contractual terms or other arrangements. The Company maintains an allowance for credit losses for accounts receivable, net which is recorded as an offset to accounts receivable, net and changes in this allowance are recorded within general and administrative expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The carrying amount of accounts receivable represents the maximum credit risk exposure of these assets. On a quarterly basis, in accordance with Federal Accounting Standards Board ("FASB") ASC 326, *Measurement of Credit Losses on Financial Instruments*, the Company evaluates the collectability of outstanding accounts receivable balances to determine an allowance for credit loss that reflects its best estimate of the lifetime expected credit losses. Individual uncollectible accounts are written off against the allowance when collection of the individual account does not appear probable.

Under the current expected credit loss impairment model, the Company develops and documents its allowance for credit losses on its trade receivables based on a single portfolio segment. The Company assesses collectability by aggregating and reviewing accounts receivable on a collective basis for customers that share similar risk characteristics. Additionally, when accounts receivable do not share risk characteristics with other accounts receivable, management will evaluate such accounts receivable for expected credit loss on an individual specific identification basis when the Company identifies specific customers with known disputes or collectability issues. Due to the short-term nature of the Company's accounts receivable, the estimate of expected credit loss is based on the aging of accounts using an aging schedule as of period ends. In determining the amount of the allowance for credit losses, the Company considers historical collection history based on past due status, the current aging of receivables, customer-specific credit risk factors including their current financial condition, current market conditions, and probable future economic conditions which inform adjustments to historical loss patterns.

2. Summary of Significant Accounting Policies (cont.)

As of January 1, 2025, the Company held a beginning balance in its allowance for credit losses on accounts receivable of $5,873,942. The Company recognized an additional provision for credit losses of $9,167,234 and write offs of $(6,742,123) during the year. The Company's balance in its allowance for credit losses amounted to $8,299,053 as of December 31, 2025.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. When an item is sold or retired, the costs and related accumulated depreciation are eliminated, and the resulting gain or loss, if any, is recorded in operating expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company provides for depreciation using the straight-line method over the estimated useful lives of the respective assets. A summary of estimated useful lives is as follows:

	Estimated Useful Life
Buildings	39 years
Office equipment and furniture	3 – 7 years
Vehicles	5 – 8 years
Medical and other plant equipment	5 years
Leasehold improvements	Shorter of useful life of asset or lease term

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures that improve an asset or extend its estimated useful life are capitalized.

Software Development Costs

Costs incurred during the preliminary project stage, maintenance costs and routine updates and enhancements of products are expensed as incurred. The Company capitalizes software development costs intended for internal use in accordance with ASC 350-40, *Internal-Use Software*. Costs incurred in developing the application of its software and costs incurred to upgrade or enhance product functionalities are capitalized when it is probable that the expenses would result in future economic benefits to the Company and the functionalities and enhancements are used for their intended purpose. Capitalized software costs are amortized over its useful life.

Estimated useful life of software development activities are reviewed annually or whenever events or changes in circumstances indicate that intangible assets may be impaired and adjusted as appropriate to reflect upcoming development activities that may include significant upgrades or enhancements to the existing functionality.

Business Combinations

The Company accounts for its business combinations under the provisions of ASC 805-10, *Business Combinations* ("ASC 805-10"), which requires that the acquisition method of accounting be used for all business combinations. Assets acquired and liabilities assumed, including noncontrolling interests, are recorded at the date of acquisition at their respective fair values. ASC 805-10 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill.

Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. If the business combination provides for contingent consideration, the Company records the contingent consideration at fair value at the acquisition date and any changes in fair value after the acquisition date are accounted for as measurement-period adjustments. Changes in fair value of contingent consideration resulting from events after the acquisition date, such as earn-outs, are recognized as follows: (1) if the contingent consideration is classified as equity, the contingent consideration is not re-measured and its subsequent settlement is accounted for within equity, or (2) if the contingent consideration is classified as a liability, the changes in fair value are recognized in earnings. For transactions that are business combinations, the Company evaluates the existence of goodwill or a gain from a bargain purchase. The Company capitalizes acquisition-related costs and fees associated with asset acquisitions and immediately expenses acquisition-related costs and fees associated with business combinations.

2. Summary of Significant Accounting Policies (cont.)

The estimated fair value of net assets to be acquired, including the allocation of the fair value to identifiable assets and liabilities, is determined using established valuation techniques. Management uses assumptions based on historical knowledge of the business and projected financial information of the target. These assumptions may vary based on future events, perceptions of different market participants and other factors outside the control of management, and such variations may be significant to estimated values.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the recorded amount of long-lived assets, primarily property and equipment and finite-lived intangible assets, whenever events or changes in circumstance indicate that the recorded amount of an asset may not be fully recoverable. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. If an asset is determined to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Assets targeted for disposal are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the total purchase consideration over the fair value of the identifiable assets acquired and liabilities assumed in a business combination. Goodwill and indefinite-lived intangible assets are not amortized but are tested for impairment at the reporting unit level annually on December 31 or more frequently if events or changes in circumstances indicate that it is more likely than not to be impaired. These events include: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of the Company's financial performance; or (iv) a sustained decrease in the Company's market capitalization, as indicated by its publicly quoted share price, below its net carrying value.

Line of Credit

The costs associated with the Company's line of credit are deferred and recognized over the term of the line of credit as interest expense. Interest expense on outstanding balances is expensed as incurred.

Related Party Transactions

The Company defines related parties as affiliates of the Company, entities for which investments are accounted for by the equity method, trusts for the benefit of employees, principal owners (beneficial owners of more than 10% of the voting interest), management, members of immediate families of principal owners or management, and other parties with which the Company may deal with if one party controls or can significantly influence management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Related party transactions are recorded within operating expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income. For details regarding the related party transactions that occurred during the years ended December 31, 2025, 2024 and 2023 refer to Note 16.

Revenue Recognition

On January 1, 2019, the Company adopted ASC 606, *Revenue from Contracts with Customers* ("ASC 606").

To determine revenue recognition for contractual arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (1) identify each contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when (or as) the relevant

2. Summary of Significant Accounting Policies (cont.)

performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services the Company provides to the customer.

The Company generates revenues from the provision of (1) Mobile Health Services and (2) Transportation Services. Since the customer simultaneously receives and consumes the benefits provided by the Company as the performance obligations are fulfilled, the Company satisfies performance obligations immediately. The Company has utilized the "right to invoice" expedient, which allows an entity to recognize revenue in the amount of consideration to which the entity has the right to invoice when the amount that the Company has the right to invoice corresponds directly to the value transferred to the customer.

The transaction price associated with the Company's contracts with customers is generally determined based on fixed and determinable amounts of consideration as specified in a contract, which includes a fixed base rate and/or fixed mileage rate. For Transportation Services arrangements with billings to third party payors and healthcare facilities, this may also include variable consideration in instances where it is considered probable that a significant reversal of cumulative revenue recognized will not occur. For these services, revenues are recorded net of estimated contractual allowances for claims subject to contracts with responsible paying entities. The Company estimates contractual allowance at the time of billing based on contractual terms, historical collections or other arrangements. The Company also estimates the amount unbilled at month end and recognizes such amounts as revenue, based on available data and customer history. The Company utilizes the expected value method when estimating its variable consideration. The assumptions utilized in estimating variable consideration include the Company's previous experience with similar contracts and history of collection rates on prior trips that have been performed. The Company reevaluates its variable consideration at each reporting period.

Nature of the Company's Services

Revenue is primarily derived from:

i.   Mobile Health Services: These services include a wide variety of healthcare services performed at homes, offices and other locations and event services such as on-site healthcare support at sporting events and concerts. This segment also provides solutions to large, typically underserved, population groups, typically through arrangements with municipalities, which include a variety of healthcare services.

ii. Transportation Services: These services encompass both emergency response and non-emergency transport services. Non-emergency transport services include ambulance transports and wheelchair transports. Net revenue from Transportation Services is derived from the transportation of patients based on billings to third party payors and healthcare facilities.

For Mobile Health Services, the performance of the services and any related support activities in the majority of the Company's contracts are a single performance obligation under ASC 606. Mobile Health Services are typically billed based on a fixed rate (i.e., time and materials separately or combined) fee structure taking into consideration staff and materials utilized. The Company concluded that Transportation Services and any related support activities are a single performance obligation under ASC 606.

As the performance associated with such services is known and quantifiable at the end of a period in which the services occurred (i.e., monthly or quarterly), revenues are typically recognized in the respective period performed. The typical billing cycle for Mobile Health Services and Transportation Services is same day to five days with payments generally due within 30 days. For large municipal customers in the Mobile Health Services segment, invoices are generally produced on a monthly basis, in arrears, and are generally due within 30-60 days of when they are submitted to the customer. The majority of the Company's Mobile Health Services and Transportation Services each represent a single performance obligation. Therefore, allocation is not necessary as the transaction

DocGo Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

price (fees) for the services provided is standard and explicitly stated in the contractual fee schedule and/or invoice. For contracts with multiple distinct performance obligations, the Company allocates the transaction price based on their agreed-upon price to the individually identified performance obligations in the contract. The Company monitors and evaluates all contracts on a case-by-case basis to determine if multiple performance obligations are present in a contractual arrangement.

For Mobile Health Services, the customer also generally simultaneously receives and consumes the benefits provided by the Company as the performance obligations are fulfilled. Therefore, the Company satisfies performance obligations at the same time. For certain Mobile Health Services that have a fixed fee arrangement and are provided over time, revenue is recognized over time as the services are provided to the customer. For Transportation Services, since the customer simultaneously receives and consumes the benefits provided by the Company as the performance obligations are fulfilled, the Company satisfies performance obligations at the same time. For Transportation Services, where the customer pays fixed rate usage-based fees, the actual usage in the period represents the best measure of progress.

In the following table, revenue is disaggregated as follows:

Revenue Breakdown	Year Ended December 31,		
	2025	2024	2023
Primary Geographical Markets			
U.S.	$ 268,253,832	$ 558,790,845	$ 571,887,943
U.K.	53,942,168	57,764,287	52,400,699
Total revenue	$ 322,196,000	$ 616,555,132	$ 624,288,642
Major Segments			
Mobile Health Services	$ 121,430,392	$ 423,126,040	$ 442,793,537
Transportation Services	200,765,608	193,429,092	181,495,105
Total revenue	$ 322,196,000	$ 616,555,132	$ 624,288,642

Stock Based Compensation

The Company maintains a stock incentive plan under which the Company may issue incentive and non-qualified stock options, restricted stock units and performance-based stock units. The Company accounts for stock-based compensation using the provisions of ASC 718, *Stock-Based Compensation*, which requires the recognition of the fair value of stock-based compensation. The Company expenses stock-based compensation over the requisite service period based on the estimated grant-date fair value of the awards. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, and the assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. The Company accounts for forfeitures as they occur. For performance-based awards with a market condition, the Company estimates the fair value of awards using a Monte Carlo simulation. All performance-based awards are expensed over the period from the grant date to the estimated attainment date, which is the derived service period of the award, if management determines that it is probable that the performance-based vesting conditions will be achieved. All stock-based compensation costs are recorded in operating expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income.

Earnings per Share

Earnings per share represents the net income attributable to stockholders divided by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock during the reporting periods. Potential dilutive Common Stock equivalents consist of the incremental shares of

2. Summary of Significant Accounting Policies (cont.)

Common Stock issuable upon conversion of stock options, unvested RSUs and PSUs. In reporting periods in which the Company has a net loss, the effect is considered anti-dilutive and excluded from the diluted earnings per share calculation.

	Year Ended December 31,		
	2025	2024	2023
Net (loss) income attributable to stockholders of DocGo Inc. and Subsidiaries	$ (182,399,628)	$ 19,992,143	$ 6,858,455
Weighted-average shares – basic	99,068,651	102,395,141	103,511,299
Effect of dilutive options	—	7,027,699	2,106,518
Weighted-average shares – dilutive	99,068,651	109,422,840	105,617,817
Net (loss) income per share attributable to DocGo Inc. and Subsidiaries – Basic	$ (1.84)	$ 0.20	$ 0.07
Net (loss) income per share attributable to DocGo Inc. and Subsidiaries – Diluted	$ (1.84)	$ 0.18	$ 0.06
Anti-dilutive employee share-based awards excluded	17,916,585	7,251,625	10,638,371

Equity Method Investment

The Company uses the equity method to account for investments in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee but does not exercise control. The Company's judgment regarding its level of influence over an equity method investee includes considering key factors, such as ownership interest, representation on the board of directors and participation in policy-making decisions.

Under the equity method, the Company's investment is initially measured at cost and subsequently increased or decreased to recognize the Company's share of income and losses of the investee, capital contributions and distributions and impairment losses. The Company periodically reviews the investments for other than temporary declines in fair value below cost or more frequently when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Equity Investment without Readily Determinable Fair Value

Equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the Company) that do not have readily determinable fair values are recorded as equity investments without readily determinable fair value in accordance with ASC 321. All equity investments without readily determinable fair value are assessed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable, and measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. The recoverable value of the investment was determined based on the Company's best estimate of the amount that could be realized from the investment, which considered the latest financial information. During the year ended December 31, 2025, the Company recognized an impairment loss of $5,000,000 based on the latest available financial information and the estimated recoverable value of the investment. During the years ended December 31, 2024 and 2023, no impairment losses were recognized for the equity investments without readily determinable fair values.

Leases

The Company categorizes leases at its inception as either operating or finance leases based on the criteria in ASC 842, *Leases* ("ASC 842"). The Company adopted ASC 842 on January 1, 2019, using the modified retrospective approach, and has established a right-of-use asset and a current and non-current lease liability for each lease arrangement

2. Summary of Significant Accounting Policies (cont.)

identified. The lease liability is recorded at the present value of future lease payments discounted using the discount rate that approximates the Company's incremental borrowing rate for the lease established at the commencement date, and the right-of-use asset is measured as the lease liability plus any initial direct costs, less any lease incentives received before commencement. The Company recognizes a single lease cost, so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis.

The Company has lease arrangements for vehicles, equipment and facilities. These leases typically have original terms not exceeding 10 years and in some cases contain multi-year renewal options, none of which are reasonably certain of exercise. The Company's lease arrangements may contain both lease and non-lease components. The Company has elected to combine and account for lease and non-lease components as a single lease component. The Company has incorporated residual value obligations in leases for which there are such occurrences. Regarding short-term leases, ASC 842-10-25-2 permits an entity to make a policy election not to apply the recognition requirements of ASC 842 to short-term leases. The Company has elected not to apply the ASC 842 recognition criteria to any leases that qualify as short-term leases.

The Company subleases some of its unused office spaces to third parties for lease terms not exceeding 3 years. The Company recognizes sublease income on a straight-line basis over the sublease term.

Income Taxes

Income taxes are recorded in accordance with ASC 740, *Income Taxes* ("ASC 740"), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or its tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.

In July 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as permanent extensions of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The Company notes that these tax laws did not have a material impact on the Consolidated Financial Statements or the effective income tax rate.

Recently Issued Accounting Standards Adopted

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure* ("ASU 2023-07"). ASU 2023-07 updates reportable segment disclosure requirements, primarily through requiring enhanced disclosures about significant segment expenses and information used to assess segment performance. The Company adopted ASU 2023-07 in the fourth quarter of 2024. Adoption of this standard modified the Company's segment disclosures but did not have a material impact on the Company's Consolidated Balance Sheets, Consolidated Statements of Operations and Comprehensive (Loss) Income, or Consolidated Statements of Cash Flows. Refer to Note 11 for the updated presentation.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 includes amendments requiring enhanced income tax disclosures, primarily related to standardization and disaggregation of rate reconciliation categories and income taxes paid by

2. Summary of Significant Accounting Policies (cont.)

jurisdiction. The Company adopted ASU 2023-09 for the year ended December 31, 2025 and applied the amendments retrospectively to all prior periods in the presented financial statements. The required disclosure enhancements of ASU 2023-09 did not have a material impact on the Company's Consolidated Financial Statements, but expanded the Company's income tax disclosures. Refer to Note 17 for the updated disclosure.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"). ASU 2024-03 addresses investor requests for more transparency about expense information through the disaggregation of relevant expense captions in the notes to the financial statements. The provisions of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03 on its disclosures.

In May 2025, the FASB issued ASU No. 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity* ("ASU 2025-03"), which provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting. The guidance will be effective for annual periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption is permitted. Upon adoption, the guidance will be applied prospectively. The Company is currently evaluating the impact of adopting ASU 2025-03 on its disclosures.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"), which amends the existing standard to remove all references to prescriptive and sequential software development project stages. Under this guidance, eligible software development costs will begin capitalization when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. In evaluating whether it is probable the project will be completed, management is required to consider whether there is significant uncertainty associated with the development activities of the software. This guidance is effective for all annual periods beginning after December 15, 2027, and for interim periods within those annual reporting periods, with early adoption permitted. The guidance may be applied on a prospective basis, a modified basis for in-process projects, or a retrospective basis. The Company is currently evaluating the impact of adopting ASU 2025-06 on its disclosures.

3. Property and Equipment, net

Property and equipment, net as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Vehicles	$ 18,115,890	$ 17,300,595
Medical and other plant equipment	10,639,965	9,210,203
Office equipment and furniture	4,722,066	4,293,100
Leasehold improvements	2,266,312	1,239,089
Buildings	527,283	527,283
Land	37,800	37,800
	36,309,316	32,608,070
Less: Accumulated depreciation	(21,750,889)	(17,726,659)
Property and equipment, net	$ 14,558,427	$ 14,881,411

3. Property and Equipment, net (cont.)

During the year ended December 31, 2025, the Company disposed of assets with a cost of $1,306,454 and accumulated depreciation of $1,064,619 for proceeds of $202,167. The Company recorded a loss on disposal of assets of $39,668.

During the year ended December 31, 2024, the Company disposed of assets with a cost of $758,859 and accumulated depreciation of $509,378 for proceeds of $274,427. The Company recorded a gain on disposal of assets of $24,946.

During the year ended December 31, 2023, the Company disposed of assets with a cost of $12,343,547 and accumulated depreciation of $10,743,915 for proceeds of $747,088. The Company recorded a loss on disposal of assets of $852,544.

The Company recorded depreciation expenses of $4,863,255, $5,606,818 and $4,829,780 for the years ended December 31, 2025, 2024 and 2023, respectively.

4. Acquisitions

Government Medical Services, LLC

On July 6, 2022, Holdings acquired 100% of the outstanding shares of GMS, a provider of medical services. The aggregate purchase price consisted of $20,338,789 in cash consideration. Holdings also agreed to pay GMS an additional $3,000,000 upon GMS meeting certain performance conditions within a year of the closing date of such acquisition. During the year ended December 31, 2023, the Company made the full $3,000,000 payment to settle the contingent liability balance. The Company did not record a change in the fair value of contingent consideration for the year ended December 31, 2023.

Exceptional Medical Transportation, LLC

On July 13, 2022, Holdings acquired 100% of the outstanding shares of common stock of Exceptional, a provider of medical transportation services, in exchange for $13,708,333 consisting of $7,708,333 in cash at closing and $6,000,000 payable over a 24-month period following the closing date of the acquisition. The Company also agreed to pay up to $2,000,000 in contingent consideration upon meeting certain performance conditions within two years of the closing date of such acquisition.

During the year ended December 31, 2024, the Company wrote off $1,315,691 and paid $109,619 of pre-acquisition accounts receivable through due to seller, the liability established during acquisition. Additionally, the Company paid $3,000,000 for the remaining purchase price through due to seller during the year ended December 31, 2024. During the year ended December 31, 2025, the Company recorded $25,770 additional pre-acquisition accounts receivable through due to seller. As of December 31, 2025 and 2024, there were remaining due to seller balances pertaining to pre-acquisition accounts receivable of $54,426 and $28,656, respectively.

The Company did not record a change in fair value of contingent consideration for the year ended December 31, 2025 but recorded a gain on the change in fair value of contingent consideration in the amount of $13,763 and $374,044 for the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2023, the Company made a payment for the first installment due on the contingent liability in the amount of $426,655. The Company made a payment for the second installment due on the contingent liability in the amount of $265,538 during the year ended December 31, 2025. There was no contingent consideration amount payable for Exceptional as of December 31, 2025 and a contingent consideration amount payable of $265,538 as of December 31, 2024.

4. Acquisitions (cont.)

Ryan Bros. Fort Atkinson, LLC

On August 9, 2022, the Company acquired 100% of the outstanding shares of common stock of Ryan Brothers, a provider of medical transportation services, in exchange for an aggregate purchase price of $11,422,252 consisting of $7,422,252 in cash at closing and an estimated $4,000,000 in contingent consideration to be paid out over 24 months, commencing on August 1, 2022, based on performance of certain obligations.

During the year ended December 31, 2024, the Company wrote off $3,360,067 pre-acquisition accounts receivable through due to seller, the liability established during acquisition. Additionally, the Company made payments in the amount of $8,976 for the remaining purchase price through due to seller during the year ended December 31, 2024. As of December 31, 2025 and 2024, there was no remaining due to seller amounts outstanding.

The Company did not record a change in fair value of contingent consideration for the year ended December 31, 2025 but recorded a (loss) gain on the change in fair value of contingent consideration in the amount of $(187,506) and $338,956 for the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2023, the Company made a payment for the first installment due on the contingent liability in the amount of $1,840,026. The Company paid the remaining contingent liability in the amount of $2,008,524 during the year ended December 31, 2024. There was no estimated contingent consideration amount payable for Ryan Brothers as of December 31, 2025 and 2024.

Location Medical Services, LLC

On December 9, 2022, Holdings, through its indirect wholly owned subsidiary Ambulnz U.K. Ltd. ("UK Ltd."), acquired 100% of the outstanding shares of common stock of LMS. The aggregate purchase price consisted of $302,450 in cash consideration. The Company also agreed to pay LMS an additional $11,279,201 in deferred consideration and an estimated $2,475,540 in contingent consideration upon LMS meeting certain performance conditions in 2023.

The Company did not record a change in fair value of contingent consideration for the years ended December 31, 2025 and 2024 but recorded a gain on the change in fair value of contingent consideration in the amount of $1,990,170 for the year ended December 31, 2023. Additionally, the Company did not record any foreign exchange movements for the year ended December 31, 2025 but recorded foreign exchange movements of $(4,798) and $119,457 for the years ended December 31, 2024 and 2023, respectively. On April 2, 2024, the Company paid the remaining contingent consideration balance in the amount of $600,029. There was no remaining contingent liability balance as of December 31, 2025 and 2024.

Cardiac RMS, LLC

On March 31, 2023, Holdings acquired 51% of the outstanding shares of common stock of CRMS, a provider of cardiac implantable electronic device remote monitoring and virtual care management services. The closing consideration of $10,000,000 consisted of $9,000,000 in cash and $1,000,000 worth of shares of Common Stock issued in a private placement transaction. The Company also agreed to pay additional consideration following the initial closing, consisting of an estimated True-up Payment of $2,088,243 to be paid in 2024 based on the attainment of full-year 2023 EBITDA targets and estimated earn out payments amounting to $13,733,947. The earn out payments are to be paid out over 36 months, beginning in 2025, for the remaining 49% equity of CRMS, based on CRMS' attainment of full-year EBITDA targets. $5,000,000 of such further probable consideration is to be paid in cash and the remaining $10,822,190 is to be paid in shares of Common Stock.

The Company recorded a (loss) gain on the change in fair value of contingent consideration in the amount of $(2,056,112), $9,565,876 and $(1,265,645) for the years ended December 31, 2025, 2024 and 2023, respectively. On May 29, 2024, the Company paid a portion of the True-up Payment in the amount of $1,000,000. On July 19, 2024, the Company issued $1,814,345 in Common Stock, or 578,350 shares, constituting the remainder of the True-up Payment. On September 3, 2025, the Company made the first earn out payment in the amount of

4. Acquisitions (cont.)

$1,687,134 for an additional 16.3% of equity in CRMS. As the Company already controlled CRMS, and retained control over CRMS subsequent to the CRMS Earnout Payment, the Company accounted for the acquisition of equity interest in CRMS as an equity transaction that increased the carrying value of noncontrolling interest, and decreased the Company's additional paid-in-capital within stockholders' equity, by $1,741,202. The estimated contingent consideration amount payable for CRMS was $5,076,592 and $4,707,614 as of December 31, 2025 and 2024, respectively.

Ambulnz-FMC North America LLC

On April 1, 2023, the Company acquired the remaining outstanding shares of common stock of Ambulnz-FMC North America LLC ("FMC NA"), a prominent healthcare company that focuses on providing vital products and services for patients suffering from kidney diseases and renal failure, from its joint venture with Holdings in exchange for $4,000,000 in cash and $3,000,000 in Common Stock.

Healthworx LLC

On May 10, 2023, the Company acquired the remaining outstanding shares of common stock of Healthworx LLC ("Healthworx"), a provider of management, administration and support services to service providers focused on medical testing and diagnostic screening, from its joint venture with Rapid Reliable Testing, LLC ("RRT") in exchange for $1,385,156 in cash.

Ambulnz CO, LLC

On July 1, 2024, the Company acquired the remaining noncontrolling interest in its Ambulnz CO, LLC ("Ambulnz CO") joint venture from the University of Colorado Health in exchange for $1,848,000 in cash.

Professional Technicians, LLC

On February 10, 2025, the Company acquired 100% of the outstanding shares of common stock of PTI, a provider of mobile phlebotomy services. The aggregate purchase price consisted of $3,800,000 of cash consideration paid at closing and $179,081 in deferred consideration. The Company also agreed to pay up to an additional $1,500,000 in contingent consideration upon PTI meeting certain performance conditions during the period beginning on April 1, 2025 and ending on March 31, 2026.

On the date of acquisition, the Company initially recorded estimated contingent consideration in the amount of $240,000. Additionally, the Company recorded pre-acquisition accounts receivable in the amount of $521,806 and other current assets in the amount of $388,641 through due to seller, the liability established during acquisition.

The Company did not record a change in the fair value of contingent consideration for the year ended December 31, 2025. The estimated contingent liability for PTI as of December 31, 2025 remained at $240,000.

During the year ended December 31, 2025, the Company recorded $70,741 of additional pre-acquisition other current assets through due to seller, and also paid pre-acquisition accounts receivable and other current assets in the amounts of $418,331 and $459,382, respectively. There was a due to seller balance of $103,475 for PTI as of December 31, 2025.

SteadyMD, Inc.

On October 20, 2025, Holdings acquired 100% of the equity interests in SteadyMD via a statutory merger in which SteadyMD merged with and into STMD Merger Company, LLC ("MergerCo"), with MergerCo surviving the transaction. SteadyMD offers a 50-state virtual clinician workforce that provides telehealth for digital health companies, labs, pharmacies, employers and other healthcare innovators. SteadyMD's scaled network of virtual providers aligns

4. Acquisitions (cont.)

with the Company's goal to achieve more efficient delivery of patient care. The aggregate purchase price consisted of $12,958,309 in cash consideration, which included payments to settle specified SteadyMD third-party indebtedness and satisfy convertible noteholders.

The Company also agreed to pay up to an additional $12,500,000 in contingent consideration upon SteadyMD achieving certain net revenue targets during the twelve-month period between January 1, 2026 and December 31, 2026. On the date of acquisition, the Company recorded contingent consideration in the amount of $2,300,000 based on the initial estimate of SteadyMD's revenue utilizing the probability-weighted expected return method.

The Company did not record a change in the fair value of contingent consideration for the year ended December 31, 2025. The estimated contingent liability for SteadyMD as of December 31, 2025 remained at $2,300,000.

The Company recognized $7,578,715 of goodwill, which represents an acquired workforce and the potential synergies associated with the SteadyMD acquisition. All of the goodwill was assigned to the Company's Mobile Health Services operating segment.

The Company recognized $1,385,358 in transaction costs related to the SteadyMD acquisition for the year ended December 31, 2025, which were reflected within legal and regulatory expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The Company's Consolidated Statements of Operations and Comprehensive (Loss) Income for the year ended December 31, 2025 includes revenue of $6,111,138 and a net loss of $12,818,026 attributable to SteadyMD since the date of acquisition.

Primary Care Ambulance Corporation

On December 30, 2025, Holdings acquired certain assets and assumed certain liabilities of PCA. The transaction has been accounted for as a business combination using the acquisition method of accounting in which the Company acquired 100% of PCA's equity interests. PCA is a provider of both emergency and non-emergency medical transportation based in Staten Island, New York, which allows the Company to geographically expand its current service offerings. The aggregate purchase price consisted of $1,400,000 in cash consideration, of which $1,200,000 was paid at closing and $200,000 was paid prior to closing.

The Company also agreed to pay up to an additional $200,000 in contingent consideration upon the fulfillment of certain continued employment conditions. On the date of acquisition, the Company recorded contingent consideration in the full amount of $200,000 based on the initial estimate that the conditions will be achieved.

The Company did not record a change in the fair value of contingent consideration for the year ended December 31, 2025. The estimated contingent liability for PCA as of December 31, 2025 remained at $200,000.

The Company recognized $864,697 of goodwill which represents an acquired workforce and the potential operational benefits associated with an expanded geographic presence following the PCA acquisition. All of the goodwill was assigned to the Company's Transportation Services operating segment. The transaction costs of the acquisition did not have a material impact to the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

The following table presents the assets acquired and liabilities assumed at the date of the acquisitions:

	CRMS	FMC NA	Ambulnz CO	PTI	SteadyMD	PCA	Total
Consideration							
Cash consideration	$ 9,000,000	$ 4,000,000	$ 1,848,000	$ 3,800,000	$ 12,958,309	$ 1,400,000	$ 33,006,309
Stock consideration	1,000,000	3,000,000	—	—	—	—	4,000,000
Deferred consideration	—	—	—	179,081	—	—	179,081
Contingent liability	15,822,190	—	—	240,000	2,300,000	200,000	18,562,190
Total consideration	$ 25,822,190	$ 7,000,000	$ 1,848,000	$ 4,219,081	$ 15,258,309	$ 1,600,000	$ 55,747,580

4. Acquisitions (cont.)

	CRMS	FMC NA	Ambulnz CO	PTI	SteadyMD	PCA	Total
Recognized amounts of identifiable assets acquired and liabilities assumed							
Cash and cash equivalents....	$ 1,574,604	$ —	$ —	$ 153,682	$ 1,609,649	$ —	$ 3,337,935
Accounts receivable, net.....	2,033,533	—	—	521,806	5,991,253	—	8,546,592
Prepaid expenses...........	—	—	—	36,622	233,711	6,959	277,292
Other current assets.........	293,478	—	—	388,641	6,737	—	688,856
Property and equipment, net..	—	—	—	—	32,856	152,266	185,122
Intangibles, net	15,930,000	—	—	2,224,990	4,700,000	561,444	23,416,434
Operating lease right-of-use asset	—	—	—	—	285,325	100,342	385,667
Other assets	—	—	—	—	17,110	14,634	31,744
Total identifiable assets acquired	19,831,615	—	—	3,325,741	12,876,641	835,645	36,869,642
Accounts payable	28,978	—	—	—	342,390	—	371,368
Accrued liabilities..........	174,177	—	—	111,223	4,453,989	—	4,739,389
Due to seller	2,448,460	—	—	910,447	—	—	3,358,907
Operating lease liability, current.................	—	—	—	—	125,925	78,195	204,120
Operating lease liability, non-current.............	—	—	—	—	159,400	22,147	181,547
Deferred tax liability........	—	—	—	—	115,343	—	115,343
Total liabilities assumed	2,651,615	—	—	1,021,670	5,197,047	100,342	8,970,674
Noncontrolling interests	—	2,567,037	2,188,450	—	—	—	4,755,487
Goodwill	8,642,190	—	—	1,915,010	7,578,715	864,697	19,000,612
Additional paid-in-capital....	—	4,432,963	(340,450)	—	—	—	4,092,513
Total purchase price	$ 25,822,190	$ 7,000,000	$ 1,848,000	$ 4,219,081	$ 15,258,309	$ 1,600,000	$ 55,747,580

Unaudited Pro Forma Disclosures

The following unaudited pro forma combined financial information for the fiscal years ended December 31, 2025 and 2024 gives effect to the SteadyMD acquisition as if it had occurred on January 1, 2024. The pro forma information is not necessarily indicative of the results of operations that actually would have occurred under the ownership and management of the Company. The pro forma financial information for the year ended December 31, 2025 combines the Company's results with the results of SteadyMD for the period beginning January 1, 2025 through October 20, 2025. The pro forma financial information for the year ended December 31, 2024 combined the Company's 2024 historical results with the full-year results of SteadyMD.

	Year Ended December 31,	
	2025	2024
Revenues, net	$ 345,620,390	$ 640,592,971
Net loss	$ (198,012,912)	$ (3,230,388)

The unaudited pro forma combined financial information presented above includes the accounting effects of the adjustments for amortization charges for acquired intangible assets, fair value adjustments relating to leases and fixed assets, interest expense, transaction costs and the tax effects of the SteadyMD business combination.

The acquisitions of PTI and PCA did not have a material impact on the Company's Consolidated Financial Statements, and therefore historical and pro forma disclosures have not been presented.

DocGo Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Goodwill

The Company recorded an aggregate of $10,358,422 in goodwill in connection with its acquisitions for the year ended December 31, 2025. The Company did not record any goodwill in connection with acquisitions during the year ended December 31, 2024.

During the third quarter of fiscal 2025, the Company noted a sustained reduction of revenue and forecasts in connection with its Mobile Health Services operating segment, which represented a triggering event that required a goodwill impairment assessment. The Company concluded that one reporting unit within its Mobile Health Services operating segment, Rapid Temps, had a fair value less than its carrying value due to its financial performance and downward revisions in projected financial outlook. As a result of the quantitative assessment, the Company recognized a non-cash goodwill impairment charge of $8,718,398 for the year ended December 31, 2025 in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The charge has no impact on cash flow, liquidity, or compliance with debt covenants.

The Company estimated the fair value of the Rapid Temps reporting unit by utilizing a discounted cash flow model based on the present value of estimated future cash flows, discounted at an appropriate rate. This calculation contains uncertainties as it requires management to make assumptions including, but not limited to, forecasted revenue and EBITDA, appropriate discount rates, and perpetual growth rates. Fair value of the reporting unit is, therefore, determined using significant unobservable inputs, or level 3 in the fair value hierarchy.

During the fourth quarter of fiscal 2025, the Company identified an additional impairment triggering event associated with a sustained decrease in its publicly quoted share price and market capitalization, and accordingly, performed a goodwill quantitative impairment assessment. As a result of the quantitative assessment, the Company concluded that several reporting units within the Mobile Health Services, Transportation Services and Corporate operating segments had fair values less than their respective carrying values. The Company therefore recognized a non-cash impairment charge of $49,509,698 for the year ended December 31, 2025 in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The charge has no impact on cash flow, liquidity or compliance with debt covenants.

The Company estimated the fair values of the reporting units by utilizing a combination of an income approach, employing a discounted cash flow method, and a market approach, employing a guideline publicly-traded company method. The discounted cash flow method, which estimates fair values based on the present value of future cash flows, requires management to make various assumptions regarding the timing and amounts of these cash flows, including, but not limited to, growth rates, gross profit and EBITDA margins, capital expenditures and the terminal value of the business at the end of the projection period. Management also estimated a discount rate associated with the risk of achieving the projected cash flows, as well as the capital structure of the reporting units. Fair value of the reporting units are, therefore, determined using significant unobservable inputs, or level 3 in the fair value hierarchy. Refer to Note 2 for the Company's policy for testing goodwill for impairment.

The Company also updated the carrying value of the goodwill in its Consolidated Balance Sheets to reflect the foreign currency translation adjustment. The carrying value of goodwill amounted to $0 and 47,432,550 as of December 31, 2025 and December 31, 2024, respectively. The following table summarizes goodwill by applicable operating segments:

	December 31, 2025			December 31, 2024		
	Goodwill	Accumulated Impairment Losses	Carrying Value	Goodwill	Accumulated Impairment Losses	Carrying Value
Mobile Health Services.	$ 24,865,586	$(24,865,586)	$ —	$ 14,934,737	$ —	$ 14,934,737
Transportation Services	24,720,320	(24,720,320)	—	23,855,623	—	23,855,623
Corporate	8,642,190	(8,642,190)	—	8,642,190	—	8,642,190
Total	$ 58,228,096	$(58,228,096)	$ —	$ 47,432,550	$ —	$ 47,432,550

5. Goodwill (cont.)

The changes in the carrying value of goodwill by applicable operating segments for the years ended December 31, 2025 and 2024 are as noted in the table below:

	Mobile Health Services	Transportation Services	Corporate	Total
Balance as of December 31, 2023	$ 15,042,116	$ 23,855,623	$ 8,642,190	$ 47,539,929
Foreign currency translation adjustment . . .	(107,379)	—	—	(107,379)
Balance as of December 31, 2024	14,934,737	23,855,623	8,642,190	47,432,550
Goodwill acquired during the period	9,493,725	864,697	—	10,358,422
Impairment	(24,865,586)	(24,720,320)	(8,642,190)	(58,228,096)
Foreign currency translation adjustment . . .	437,124	—	—	437,124
Balance as of December 31, 2025	$ —	$ —	$ —	$ —

6. Intangibles

Intangible assets consisted of the following as of December 31, 2025 and 2024:

		December 31, 2025				
	Estimated Useful Life (Years)	Gross Carrying Amount	Additions	Impairment	Accumulated Amortization	Net Carrying Amount
Computer software	5 years	$ 247,828	$ —	$ (3,540)	$ (244,288)	$ —
Operating licenses	Indefinite	9,399,004	450,000	(9,849,004)	—	—
Internally developed software	4 – 5 years	12,129,913	2,883,827	(288,248)	(14,725,492)	—
Material contracts	Indefinite	62,550	11,444	(73,994)	—	—
Customer relationships	7 – 14 years	19,993,533	3,897,665	(15,425,390)	(8,465,808)	—
Trademark	8 – 15 years	405,532	1,100,496	(1,304,101)	(201,927)	—
Non-compete agreements . . .	5 years	100,000	100,000	(145,000)	(55,000)	—
Domain names	10 years	—	15,990	(14,524)	(1,466)	—
Software license agreement . .	Indefinite	—	500,000	(500,000)	—	—
Acquired developed technology	6 years	—	1,600,000	(1,544,444)	(55,556)	—
Trade credits	5 years	1,500,000	—	(1,500,000)	—	—
		$ 43,838,360	$ 10,559,422	$ (30,648,245)	$ (23,749,537)	$ —

		December 31, 2024				
	Estimated Useful Life (Years)	Gross Carrying Amount	Additions	Impairment	Accumulated Amortization	Net Carrying Amount
Computer software	5 years	$ 247,828	$ —	$ —	$ (242,059)	$ 5,769
Operating licenses	Indefinite	9,399,004	—	—	—	9,399,004
Internally developed software	4 – 5 years	10,078,087	2,051,826	—	(11,227,960)	901,953
Material contracts	Indefinite	62,550	—	—	—	62,550
Customer relationships	8 – 9 years	28,337,524	(37,400)	(8,306,591)	(6,504,390)	13,489,143
Trademark	8 – 15 years	427,531	(21,999)	—	(100,138)	305,394
Non-compete agreements . . .	5 years	100,000	—	—	(35,000)	65,000
Trade credits	5 years	1,500,000	—	—	—	1,500,000
		$ 50,152,524	$ 1,992,427	$ (8,306,591)	$ (18,109,547)	$ 25,728,813

6. Intangibles (cont.)

The intangible assets include a foreign currency translation adjustment in the amount of $124,883 and $(12,455) for the years ended December 31, 2025 and 2024, respectively. Intangible asset balances are translated into U.S. dollars using exchange rates in effect at period end, and adjustments related to foreign currency translation are included in other comprehensive income. During the years ended December 31, 2025 and 2023, the Company did not record any disposal of intangible assets, while for the year ended December 31, 2024, the Company disposed of intangible assets with a cost of $1,540 and accumulated amortization of $276. The Company recorded a loss on disposal of assets of $1,264 for the year ended December 31, 2024.

In connection with the evaluation of the goodwill impairment in the Mobile Health Services operating segment during the third quarter of fiscal 2025 due to the sustained reduction in revenue and forecasts for the business, the Company assessed tangible and intangible assets for impairment testing prior to performing the goodwill impairment test. The asset groups identified for impairment testing consisted of customer relationships in Rapid Temps and trade credits, both of which are finite-lived intangible assets within the Mobile Health Services operating segment. The Company first performed a recoverability test for each asset group by comparing the projected undiscounted cash flows from the use of each asset group to its respective carrying value. The undiscounted cash flows were not sufficient to recover the carrying value of each asset group, and therefore, the Company then compared the carrying value of each finite-lived intangible asset group to its respective fair value to measure the impairment loss. As a result of the quantitative assessment, the Company recognized a total non-cash finite-lived intangible asset impairment charge of $8,020,343 for the year ended December 31, 2025 in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The charge has no impact on cash flow, liquidity, or compliance with debt covenants.

In connection with the evaluation of the goodwill impairment during the fourth quarter of 2025 due to the sustained decrease in the Company's publicly quoted share price and market capitalization, the Company assessed tangible and intangible assets for impairment testing prior to performing the goodwill impairment test. The asset groups identified for impairment testing consisted of computer software, operating licenses, internally developed software, material contracts, customer relationships, trademarks, non-compete agreements, domain names, software license agreements, and acquired developed technology. These asset groups consist of both finite-lived and indefinite-lived intangible assets within the Mobile Health Services, Transportation Services and Corporate operating segments. As a result of the assessment, the Company recognized a total non-cash impairment charge of $22,627,902 for the year ended December 31, 2025 in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The charge has no impact on cash flow, liquidity, or compliance with debt covenants.

The Company also evaluated its intangible assets as of December 31, 2024 and determined there was an impairment in relation to its customer relationships in CRMS, which is in the Mobile Health Services operating segment. The impairment was a result of reduced growth expectations and decreases in the estimated future cash flows of the asset group, which represented a triggering event that required an evaluation of the underlying finite-lived intangible assets for impairment. As a result of this impairment, the Company recognized a non-cash impairment charge of $8,306,591 for the year ended December 31, 2024 in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The charge has no impact on its cash flow, liquidity or compliance with debt covenants.

The Company used a discounted cash flow model to estimate the fair value of its intangible assets. This calculation contains uncertainties as it requires management to make assumptions including, but not limited to, future cash flows of the asset group, an appropriate discount rate, and long-term growth rates. Fair value of the intangible asset is, therefore, determined using significant unobservable inputs, or level 3 in the fair value hierarchy. Refer to Note 2 for the Company's policy of testing long-lived assets and indefinite-lived intangible assets for impairment.

The Company recorded amortization expense of $5,582,601, $5,660,818 and $5,249,358 for the periods ended December 31, 2025, 2024 and 2023, respectively.

There is no future amortization expense for the next five years as of December 31, 2025 with respect to the Company's intangible assets following the impairment charges.

7. Investments

The Company's ownership interest and carrying amounts of investments as of December 31, 2025 and 2024 consist of the following:

	December 31,	
	2025	2024
Equity investment without readily determinable fair value	$ —	$ 5,000,000
Equity method investment.	—	547,979
Total investments.	$ —	$ 5,547,979

Equity Investment without Readily Determinable Fair Value

On October 25, 2024, the Company acquired non-marketable equity securities in Firefly Health, Inc for $5,000,000. These investments are measured at cost, less any impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. During the year ended December 31, 2025, the Company recognized an impairment loss of $5,000,000 based on the latest available financial information and the estimated recoverable value of the investment. During the year ended December 31, 2024, no impairment losses or upward adjustments were recognized for the equity investments without readily determinable fair value. The Company's investments in equity securities without readily determinable fair values totaled $0 and $5,000,000 as of December 31, 2025 and 2024, respectively, and are included in investments on the Consolidated Balance Sheets.

Equity Method Investments

On October 26, 2021, the Company acquired a 50% interest in RND Health Services Inc. ("RND") for $655,876. During the years ended December 31, 2025, 2024 and 2023, the Company made additional investments amounting to $4,784, $310,450 and $298,932, respectively. The Company's carrying value in RND, an equity method investee, is reflected in investments on the Consolidated Balance Sheets. Changes in value of RND are recorded in loss on equity method investments in the accompanying Consolidated Statements of Operations and Comprehensive (Loss) Income.

During the year ended December 31, 2025, the Company recorded a non-cash impairment charge of $434,222 on its RND investment, which represented an other-than-temporary impairment as a result of RND's bankruptcy declaration. The Company recorded the impairment charge within loss on equity method investments in the accompanying Consolidated Statements of Operations and Comprehensive (Loss) Income. The carrying value of the Company's investment in RND was $0 as of December 31, 2025 following the impairment.

8. Accrued Liabilities

Accrued liabilities consisted of the following as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Accrued workers' compensation and other insurance liabilities.	$ 18,229,568	$ 16,738,835
Accrued general expenses.	12,053,483	16,530,363
Accrued payroll.	5,511,713	4,374,654
Accrued subcontractors.	4,350,051	9,174,499
Accrued bonus	2,644,625	3,078,445
Total accrued liabilities.	$ 42,789,440	$ 49,896,796

9. Line of Credit

On November 1, 2022, the Company entered into a credit agreement (as amended, the "Prior Credit Agreement") with two banks, with one bank in the capacity as a lender and the administrative agent (collectively with the other lender, the "Lenders"). The Prior Credit Agreement provided for a revolving credit facility in the initial aggregate principal amount of $90,000,000 (the "Prior Revolving Facility"). The Prior Revolving Facility included the ability

9. Line of Credit (cont.)

for the Company to request an increase to the commitment by an additional amount of up to $50,000,000, though no Lender (nor the Lenders collectively) was obligated to increase its respective commitments. Borrowings under the Prior Revolving Facility bore interest at a per annum rate equal to: (i) at the Company's option, (x) the base rate or (y) the adjusted term SOFR rate, plus (ii) the applicable margin. The applicable margins were based on the Company's consolidated net leverage ratio, adjusted on a quarterly basis. The initial applicable margins were 1.25% for an adjusted term SOFR loan and 0.25% for a base rate loan and were updated based on the Company's consolidated net leverage ratio. The Prior Revolving Facility was due to mature on November 1, 2027, the five-year anniversary of the closing date. The Prior Revolving Facility was secured by a first-priority lien on substantially all of the Company's present and future personal assets and intangible assets. The Prior Revolving Facility was subject to certain financial covenants such as a net leverage ratio and interest coverage ratio, as defined in the Prior Credit Agreement.

On August 1, 2025, the Company repaid all amounts outstanding under the Prior Revolving Facility. The total amount paid was $30,320,173, of which $30,000,000 represented the outstanding principal amount and $320,173 represented the outstanding interest.

On August 7, 2025, the Company amended and restated the Prior Credit Agreement (as amended and restated, the "Credit Agreement"). The Credit Agreement provides for a revolving credit facility ("Revolving Facility") up to an aggregate principal amount of $55,000,000 and borrowings thereunder are subject to a borrowing base formula based on eligible receivables as described therein. The Revolving Facility includes the ability for the Company to request an increase to the commitment by an additional amount of up to $20,000,000, though neither Lender nor any other lender is obligated to provide any such additional commitment. Borrowings under the Revolving Facility bear interest at a per annum rate equal to: (i) at the Company's option, (x) the base rate or (y) the adjusted term SOFR rate, plus (ii) the applicable margin. The applicable margin for an adjusted term SOFR loan is 2.00% and the applicable margin for a base rate loan is 1.00%. The Revolving Facility matures on November 1, 2027, the five-year anniversary of the original closing date of the Prior Credit Agreement. The Credit Agreement is secured by a first-priority lien on substantially all of the Company's present and future personal assets and intangible assets. The Credit Agreement is subject to a certain minimum liquidity financial covenant based on the prior twelve months' cash burn and the Company's available cash balances and borrowing ability under the Credit Agreement.

As of December 31, 2024, there was a $30,000,000 outstanding balance on the Prior Revolving Facility, and the unused portion of the Prior Revolving Facility was $60,000,000. As of December 31, 2025, the Company had no borrowings outstanding and the unused portion of the Revolving Facility was $55,000,000. The Company incurred $998,151, $2,162,753 and $359,330 in interest charges relating to its Prior Revolving Facility for the years ended December 31, 2025, 2024 and 2023, respectively, which is reflected in interest (expense) income, net on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

Standby Letters of Credit

On October 20, 2023, the Company obtained an unconditional and irrevocable letter of credit from a financial institution in the amount of $1,080,000. The letter of credit had an initial one-year term, and is renewed automatically for successive one-year periods, unless earlier terminated by the institution. As of December 31, 2025, no amounts had been drawn.

On December 20, 2024, the Company obtained an irrevocable letter of credit from a financial institution in the amount of $133,303. The letter of credit had an initial one-year term, and is renewed automatically for successive one-year periods, unless earlier terminated by the institution. As of December 31, 2025, no amounts had been drawn.

10. Notes Payable

The Company has various loans with finance companies with monthly installments aggregating $6,401, inclusive of interest ranging from 2.50% to 8.15%. The loan notes mature at various times from May 2026 through April 2030 and are secured by transportation equipment. During the year ended December 31, 2024, the Company fully repaid one of its loan payables that was originally scheduled to mature in August 2026 amounting to $38,949.

10. Notes Payable (cont.)

The following table summarizes the Company's notes payable:

	December 31, 2025	December 31, 2024
Equipment and financing loans payable, between 2.50% and 8.15% interest and maturing between May 2026 and April 2030	$ 235,583	$ 17,730
Total notes payable	235,583	17,730
Less: current portion of notes payable	51,740	12,515
Total non-current portion of notes payable	$ 183,843	$ 5,215

Interest expenses (income) were $15,960, $3,407 and $(201,883) for the periods ended December 31, 2025, 2024 and 2023, respectively.

Future minimum annual maturities of notes payable as of December 31, 2025 are as follows:

	Notes Payable
2026	$ 51,740
2027	50,027
2028	54,260
2029	58,851
2030	20,705
Total maturities	235,583
Current portion of notes payable.	(51,740)
Long-term portion of notes payable	$ 183,843

11. Business Segment Information

The Company conducts business in three operating segments: Mobile Health Services, Transportation Services, and Corporate. In accordance with ASC 280, *Segment Reporting*, operating segments are components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision makers, the Company's Chief Executive Officer and Chief Financial Officer, in deciding how to allocate resources and assessing performance. All of the Company's revenues and costs of revenues are reported within the Transportation Services and Mobile Health Services segments. The Corporate segment relates to shared services and personnel that support both the Mobile Health Services and Transportation Services segments and contains operating expenses such as information technology costs, certain insurance costs and the compensation costs of senior and executive leadership. The Company's Chief Executive Officer and Chief Financial Officer evaluate the Company's financial information and resources and assess the performance of these resources by revenue stream and by operating income or loss performance.

In accordance with ASU 2023-07, the Company has also included disclosure in the tables below about the significant expense categories that are regularly provided to the chief operating decision makers. The Company has also disclosed an amount for other segment items, which are amounts included in (loss) income from operations that are not regularly provided to the chief operating decision makers. Other segment items primarily consist of technology and development expenses, legal and professional fees, medical supplies, impairment expenses and other general and administrative expenses such as management fees, occupancy expense and insurance costs.

The accounting policies of the segments are the same as the accounting policies of the Company as a whole. The Company evaluates the performance of its Mobile Health Services, Transportation Services, and Corporate segments based primarily on results of operations.

11. Business Segment Information (cont.)

Operating results for the business segments of the Company as of and for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Mobile Health Services	Transportation Services	Corporate	Total
Year Ended December 31, 2025				
Revenues	$ 121,430,392	$ 200,765,608	$ —	$ 322,196,000
Significant Segment Expenses	111,778,346	161,902,590	41,522,269	315,203,205
Personnel costs	74,288,366	136,751,010	37,470,607	248,509,983
Subcontractor costs	31,898,007	11,922,006	4,051,662	47,871,675
Vehicle costs	5,591,973	13,229,574	—	18,821,547
Other segment items	64,005,268	81,191,551	39,829,476	185,026,295
Loss from operations.	(54,353,222)	(42,328,533)	(81,351,745)	(178,033,500)
Depreciation and amortization expense . . .	3,618,079	8,131,242	3,912,544	15,661,865
Stock compensation	4,951,476	162,641	12,327,901	17,442,018
Intangible asset impairment	20,278,880	10,941,800	(572,435)	30,648,245
Loss on change in fair value of contingent consideration	2,056,112	—	—	2,056,112
Goodwill impairment	24,865,586	24,720,320	8,642,190	58,228,096
Equity investment impairment	—	—	5,000,000	5,000,000
Total assets	67,687,015	95,912,459	53,503,538	217,103,012
Long-lived assets.	5,265,507	35,225,491	3,008,634	43,499,632
Capital expenditures	8,237,279	10,630,035	5,745,661	24,612,975
Year Ended December 31, 2024				
Revenues	$ 423,126,040	$ 193,429,092	$ —	$ 616,555,132
Significant Segment Expenses	248,887,401	157,386,875	38,938,940	445,213,216
Personnel costs	115,480,700	120,548,486	34,009,595	270,038,781
Subcontractor costs	125,495,305	19,463,199	4,929,345	149,887,849
Vehicle costs	7,911,396	17,375,190	—	25,286,586
Other segment items	80,212,789	38,087,398	24,353,003	142,653,190
Income (loss) from operations	94,025,850	(2,045,181)	(63,291,943)	28,688,726
Depreciation and amortization expense . . .	4,770,367	8,305,049	2,809,482	15,884,898
Stock compensation	6,033,516	274,207	7,326,363	13,634,086
Finite-lived intangible asset impairment . . .	8,306,591	—	—	8,306,591
Gain on change in fair value of contingent consideration	(9,392,133)	—	—	(9,392,133)
Total assets	208,739,901	134,169,086	112,712,145	455,621,132
Long-lived assets.	36,515,356	68,846,225	9,977,190	115,338,771
Capital expenditures	2,815,218	9,324,171	2,179,585	14,318,974

11. Business Segment Information (cont.)

	Mobile Health Services	Transportation Services	Corporate	Total
Year Ended December 31, 2023				
Revenues	$ 442,793,537	$ 181,495,105	$ —	$ 624,288,642
Significant Segment Expenses	283,980,203	146,950,131	44,139,528	475,069,862
Personnel costs	122,233,677	116,689,011	40,156,572	279,079,260
Subcontractor costs	155,134,128	15,380,523	3,982,956	174,497,607
Vehicle costs	6,612,398	14,880,597	—	21,492,995
Other segment items	78,450,514	31,003,597	24,709,689	134,163,800
Income (loss) from operations	80,362,820	3,541,377	(68,849,217)	15,054,980
Depreciation and amortization expense . . .	4,226,657	9,393,895	2,811,340	16,431,892
Stock compensation	1,698,350	1,434,505	17,836,319	20,969,174
Gain on change in fair value of contingent consideration	(1,437,525)	—	—	(1,437,525)
Total assets	280,646,925	132,178,214	77,626,818	490,451,957
Long-lived assets.	32,841,680	78,848,587	11,952,528	123,642,795
Capital expenditures	30,163,882	20,254,373	597,283	51,015,538

Long-lived assets include property and equipment, goodwill, intangible assets, operating lease right-of-use assets and finance lease right-of-use assets.

Geographic Information

The following table summarizes Long-lived assets by geographic location as of December 31, 2025, 2024 and 2023:

	December 31,		
	2025	2024	2023
Primary Geographical Markets			
U.S.	$ 35,052,182	$ 96,380,597	$ 103,779,506
U.K.	8,447,450	18,958,174	19,863,289
Total long-lived assets	$ 43,499,632	$ 115,338,771	$ 123,642,795

Revenues by geographic location are included in Note 2.

12. Equity

Unregistered Sales of Equity Securities

On July 19, 2024, in connection with the CRMS acquisition, the Company issued $1,814,345 in Common Stock, or 578,350 shares, constituting the remainder of the True-up Payment. The True-up Payment was based on CRMS' attainment of full-year EBITDA targets for 2023 (see Note 4).

Share Repurchase Program

On January 30, 2024, the Board of Directors (the "Board of Directors" or the "Board") authorized a share repurchase program to purchase up to $36,000,000 in shares of Common Stock during a six-month period that ended July 30, 2024 (the "Prior Repurchase Program"). The Prior Repurchase Program did not obligate the Company to repurchase a specific number of shares.

12. Equity (cont.)

On August 5, 2024, following the expiration of the previously authorized share repurchase program on July 30, 2024, the Board effectively extended the Prior Repurchase Program by authorizing a new share repurchase program (the "New Repurchase Program") on the same terms and conditions as the Prior Repurchase Program other than expiration, pursuant to which the Company may purchase up to $26,000,000 in shares of Common Stock, which was the approximate amount remaining under the Prior Repurchase Program at its expiration.

The New Repurchase Program was originally set to expire on December 31, 2024. On December 20, 2024, the Board approved an extension of the expiration date to June 30, 2025; on June 12, 2025, the Board approved a further extension to December 31, 2025; and on December 12, 2025, the Board approved an additional extension to June 30, 2026. The New Repurchase Program may be suspended, extended, modified or discontinued at any time without prior notice.

Under the terms of the New Repurchase Program, the Company may purchase shares of Common Stock on a discretionary basis from time to time through open market repurchases or privately negotiated transactions or through other means, including by entering into Rule 10b5-1 trading plans or accelerated share repurchase programs, in each case, during an "open window" and when the Company does not possess material non-public information.

The timing, manner, price and amount of shares repurchased under the New Repurchase Program depends on a variety of factors, including stock price, trading volume, market conditions, corporate and regulatory requirements and other general business considerations. The New Repurchase Program does not obligate the Company to repurchase any specific number of shares.

Repurchases under the New Repurchase Program may be funded from the Company's existing cash and cash equivalents, future cash flow or proceeds of borrowings or debt offerings.

During the years ended December 31, 2025 and December 31, 2024, the Company repurchased and subsequently cancelled 4,481,069 and 3,647,342 shares of Common Stock for $10,828,906 and $13,756,271, respectively. There were no shares repurchased during the year ended December 31, 2023.

13. Stock Based Compensation

Stock Options

In 2021, the Company established the DocGo Inc. 2021 Equity Incentive Plan (the "Plan"), which replaced Ambulnz, Inc.'s 2017 Equity Incentive Plan. The Plan initially reserved 16,607,894 shares of Common Stock for issuance under the Plan. The Company's stock options generally vest on various terms based on continuous services over periods ranging from one to five years. The stock options are subject to time vesting requirements through 2028 and are nontransferable. Stock options granted have a maximum contractual term of 10 years. As of December 31, 2025, approximately 6.0 million employee stock options had vested.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Before the consummation of the Business Combination, the management of Ambulnz took the average of several publicly traded companies that were representative of Ambulnz's size and industry in order to estimate its expected stock volatility. Subsequent to the Business Combination, the Company utilized publicly available pricing. The expected term of the options represented the period of time the instruments were expected to be outstanding. The Company based the risk-free interest rate on the rate payable on the U.S. Treasury securities corresponding to the expected term of the awards at the date of grant. Expected dividend yield was zero based on the fact that the Company had not historically paid and does not intend to pay a dividend in the foreseeable future.

13. Stock Based Compensation (cont.)

No stock options were granted during the year ended December 31, 2025. The following assumptions were used to compute the fair value of the stock option grants during the years ended December 31, 2024 and 2023:

	Year Ended December 31,	
	2024	**2023**
Risk-free interest rate	4.19% – 4.54%	4.10% – 4.87%
Expected term (in years)	5.56	6.25
Volatility	60.72% – 71.18%	52.37% – 62.29%
Dividend yield	—%	—%

The following table summarizes the Company's stock option activity under the Plan for the years ended December 31, 2025, 2024 and 2023:

	Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Balance as of December 31, 2022	11,571,308	$ 7.11	9.05	$ 39,389,063
Granted	1,566,010	7.93	—	—
Exercised	(514,065)	3.55	—	—
Cancelled	(680,989)	7.52	—	—
Balance as of December 31, 2023	11,942,264	7.36	8.16	3,961,556
Granted	506,822	3.59	—	—
Exercised	(16,559)	1.59	—	—
Cancelled	(4,265,031)	7.69	—	—
Balance as of December 31, 2024	8,167,496	6.98	7.32	2,521,202
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled	(820,961)	7.66	—	—
Balance as of December 31, 2025	7,346,535	$ 6.93	5.59	$ —
Options vested and exercisable as of December 31, 2025	6,026,254	$ 7.06	5.17	$ —

The aggregate intrinsic value in the above table is calculated as the difference between fair value of the Common Stock price and the exercise price of the stock options. The weighted average grant date fair value per share for stock option grants during the years ended December 31, 2024 and 2023 was $3.59 and $7.93, respectively.

For the years ended December 31, 2025, 2024 and 2023, the total recorded stock-based compensation related to stock option awards granted was $5,675,187, $6,652,789, and $11,795,320, respectively.

As of December 31, 2025, 2024 and 2023, the total unrecognized compensation related to unvested stock option awards granted was $3,245,364, $11,246,649 and $29,058,756, respectively, which the Company expects to recognize over a weighted-average period of approximately 1.11 years as of December 31, 2025.

Restricted Stock Units

The fair value of restricted stock units ("RSUs") is determined on the date of grant. The Company records compensation expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income on a straight-line basis over the vesting period for RSUs. The vesting period for employees and members of the Board of Directors ranges from one to four years.

13. Stock Based Compensation (cont.)

The following is a summary of the RSU activity for the years ended December 31, 2025, 2024 and 2023:

	RSUs	Weighted-Average Grant Date Fair Value Per RSU	
Balance as of December 31, 2022.	305,587	$	8.35
Granted	3,104,766		6.15
Vested	(986,258)		8.61
Forfeited	—		—
Balance as of December 31, 2023.	2,424,095		5.61
Granted	3,009,868		3.94
Vested	(1,205,460)		4.82
Forfeited	(159,516)		4.92
Balance as of December 31, 2024.	4,068,987		4.63
Granted	6,452,636		1.07
Vested	(1,540,434)		4.38
Forfeited	(461,216)		5.17
Balance as of December 31, 2025.	8,519,973	$	1.95
Vested and unissued as of December 31, 2025.	46,143	$	1.40
Non-vested as of December 31, 2025.	8,473,830	$	1.96

The total grant-date fair value of RSUs granted during the years ended December 31, 2025, 2024, and 2023 was $6,926,027, $11,854,256, and $19,526,515, respectively.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded stock-based compensation expense related to RSUs of $6,392,516, $5,783,838, and $9,101,027, respectively.

As of December 31, 2025, 2024 and 2023, the total unrecognized compensation related to unvested RSUs granted was $15,607,125, $17,458,680 and $12,602,662, respectively, which is expected to be recognized over a weighted-average period of approximately 3.2 years as of December 31, 2025.

Performance-based Stock Units

The Company grants performance-based restricted stock units ("PSUs") to certain employees under its long-term incentive compensation plan. PSU awards are subject to service-based and either performance-based or market-based vesting conditions.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded stock-based compensation expense related to PSUs of $5,374,315, $1,197,459 and $72,827, respectively.

As of December 31, 2025, 2024 and 2023, the total unrecognized compensation related to unvested PSUs granted was $7,550,652, $8,332,535, and $5,527,166, respectively. The cost is expected to be recognized over a weighted-average period of approximately 3.0 years as of December 31, 2025.

PSU Grants with Performance Conditions (Revenue Performance Share Unit Grants)

As of December 31, 2025, the Company had outstanding PSUs with a performance condition from 2024. The fair value of these awards is based on the Company's quoted stock price on the grant date and vests based on the achievement of specific revenue targets in 2024. The Company records compensation expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income on a straight-line basis over the vesting period. The vesting period for employees is four years.

13. Stock Based Compensation (cont.)

The following is a summary of the revenue PSU activity for the years ended December 31, 2025, 2024 and 2023:

	Revenue PSUs	Weighted-Average Grant Date Fair Value Per PSU
Balance as of December 31, 2022.	—	$ —
Granted	1,085,270	5.16
Vested	—	—
Forfeited	—	—
Balance as of December 31, 2023.	1,085,270	5.16
Granted	—	—
Vested	—	—
Forfeited	—	—
Performance adjustment	(217,054)	5.16
Balance as of December 31, 2024.	868,216	5.16
Granted	—	—
Vested	(434,110)	5.16
Forfeited	(77,519)	5.16
Performance adjustment	—	—
Balance as of December 31, 2025.	356,587	$ 5.16

PSU Grants with Market Condition (TSR Performance Share Unit Grants)

As of December 31, 2025, the Company had outstanding PSUs with a market condition that will vest based on the Company's total shareholder return ("TSR") relative to the TSR of the Nasdaq Healthcare Index in 2025 to 2028.

The fair value is determined on the grant date using a Monte Carlo simulation model. The Company recognizes compensation expense on all these awards on a straight-line basis over the vesting period with no changes for final projected payout of the awards. The Company accounts for forfeitures as they occur.

No PSUs with a market condition were granted during the year ended December 31, 2023. The following assumptions were used in the Monte Carlo calculation for TSR PSU awards granted during the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
Valuation date price.	$ 0.92	$ 4.19
Expected company volatility.	65.86%	68.05%
Expected peer group volatility	93.20%	90.63%
Expected term (in years).	3.05	3.05
Risk-free interest rate	3.55%	4.10%

13. Stock Based Compensation (cont.)

The following is a summary activity of the PSUs with a market condition for the years ended December 31, 2025 and 2024:

	TSR PSUs	Weighted-Average Grant Date Fair Value Per PSU
Balance as of December 31, 2023.	—	$ —
Granted	1,205,251	7.17
Vested	—	—
Forfeited	—	—
Balance as of December 31, 2024.	1,205,251	7.17
Granted	1,863,955	1.62
Vested	—	—
Forfeited	(544,949)	6.88
Balance as of December 31, 2025.	2,524,257	$ 3.13

14. Leases

The Company has lease arrangements for properties, vehicles and transportation equipment. Certain leases contain options to purchase, extend or terminate the lease. Determining the lease term and amount of lease payments to include in the calculation of the right-of-use asset and lease obligations for leases containing options requires the use of judgment to determine whether the exercise of an option is reasonably certain and whether the optional period and payments should be included in the calculation of the associated right-of-use asset and lease obligation. In making such determination, the Company considers all relevant economic factors.

The Company's lease agreements generally do not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate imputed discount rate. The Company benchmarked itself against other companies of similar credit ratings and comparable quality and derived imputed rates, which were used to discount its real estate lease liabilities. The Company used estimated borrowing rates of 6% on January 1, 2019 for all leases that commenced prior to that date for office spaces, vehicles and transportation equipment.

Lease Costs

The table below comprises lease expenses for the years ended December 31, 2025, 2024 and 2023, respectively:

	Year Ended December 31,		
	2025	2024	2023
Components of total lease cost:			
Operating lease expense	$ 5,391,278	$ 3,851,686	$ 3,418,134
Finance lease expense:			
Amortization of right-of-use assets.	5,216,009	4,617,262	6,352,754
Interest on lease liabilities.	958,553	769,041	600,239
Finance lease expense	6,174,562	5,386,303	6,952,993
Short-term lease expense	820,215	2,580,933	1,678,487
Total lease cost	$ 12,386,055	$ 11,818,922	$ 12,049,614

14. Leases (cont.)

Lease Payments

The table below comprises lease payments for the years ended December 31, 2025, 2024 and 2023, respectively:

	Year Ended December 31,		
	2025	**2024**	**2023**
Components of total lease payments:			
Operating lease payments	$ 5,131,291	$ 3,711,545	$ 3,287,125
Finance lease payments	5,385,581	4,334,463	4,270,553
Total lease payments	$ 10,516,872	$ 8,046,008	$ 7,557,678

Operating Leases

The Company is obligated to make rental payments under non-cancellable operating leases for office, dispatch station space and transportation equipment, expiring at various dates through 2034. Under the terms of the leases, the Company is also obligated for its proportionate share of real estate taxes, insurance and maintenance costs of the property.

Gain (Loss) on Lease Remeasurement

During the year, the Company reassessed the use of some office spaces, resulting in the early termination of leased office spaces. The Company recorded a gain from remeasurement of operating lease of $656, a loss of $(13,469), and a gain of $4,566 for the years ended December 31, 2025, 2024 and 2023, respectively.

Sublease Income

During the year ended December 31, 2025, the Company subleased a portion of its corporate office space in New York, NY. The sublease entered into has a lease term of one year and four months and has been classified as an operating lease by the Company. Sublease income was $326,205, $9,373, and $0 for the years ended December 31, 2025, 2024 and 2023, respectively. The Company continues to sublease its office space in Houston, TX. The sublease was entered in 2023, has a lease term of three years and has been classified as an operating lease by the Company. Sublease income was $77,762, $75,931, and $12,580 for the years ended December 31, 2025, 2024 and 2023, respectively. The Company used to sublease its office in Colorado and the lease term ended in February 2023. Sublease income was $8,522 for the year ended December 31, 2023. The Company recognizes sublease income as rental income, presented in the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income under other (expense) income.

Lease Position as of December 31, 2025 and 2024

Right-of-use lease assets and lease liabilities for the Company's operating leases were recorded in the Consolidated Balance Sheets as follows:

	December 31,	
	2025	**2024**
Assets		
Lease right-of-use assets	$ 11,520,781	$ 11,958,698
Total lease assets	$ 11,520,781	$ 11,958,698
Liabilities		
Current liabilities:		
Lease liability – current portion	$ 4,650,953	$ 3,844,561
Noncurrent liabilities:		
Lease liability, net of current portion	7,563,664	8,599,072
Total lease liability	$ 12,214,617	$ 12,443,633

14. Leases (cont.)

Lease Terms and Discount Rate

The table below presents certain information related to the weighted average remaining lease term and the weighted average discount rate for the Company's operating leases as of December 31, 2025:

Weighted average remaining lease term (in years) – operating leases	3.08
Weighted average discount rate – operating leases.	5.96%

Undiscounted Cash Flows

Future minimum lease payments under the operating leases as of December 31, 2025 are as follows:

	Operating Leases
2026.	$ 5,252,299
2027.	3,723,164
2028.	2,735,201
2029.	1,355,260
2030.	153,941
Thereafter	208,043
Total future minimum lease payments	13,427,908
Less effects of discounting	(1,213,291)
Present value of future minimum lease payments.	$ 12,214,617

Finance Leases

The Company leases vehicles under non-cancelable finance lease agreements with a liability of $16,727,594 and $14,725,605 as of December 31, 2025 and 2024, respectively, and a right-of-use net of $17,420,424 and $15,337,299 as of December 31, 2025 and 2024, respectively (accumulated depreciation of $11,739,994 and $9,128,202 as of December 31, 2025 and 2024, respectively).

Loss on Lease Remeasurement

During the year, the Company returned a number of leased vehicles, resulting in the termination of contract of these leased vehicles. The Company recorded a loss on remeasurement of finance lease of $43,023, $18,894 and $5,432 during the years ended December 31, 2025, 2024 and 2023, respectively.

Lease Position as of December 31, 2025 and 2024

Right-of-use lease assets and lease liabilities for the Company's finance leases were recorded in the Consolidated Balance Sheets as follows:

	December 31,	
	2025	**2024**
Assets		
Lease right-of-use assets.	$ 17,420,424	$ 15,337,299
Total lease assets.	$ 17,420,424	$ 15,337,299
Liabilities		
Current liabilities:		
Lease liability – current portion	$ 5,509,687	$ 4,694,467
Noncurrent liabilities:		
Lease liability, net of current portion	11,217,907	10,031,138
Total lease liability	$ 16,727,594	$ 14,725,605

14. Leases (cont.)

Lease Terms and Discount Rate

The table below presents certain information related to the weighted average remaining lease term and the weighted average discount rate for the Company's finance leases as of December 31, 2025:

Weighted average remaining lease term (in years) – finance leases.	3.37
Weighted average discount rate – finance leases	5.90%

Undiscounted Cash Flows

Future minimum lease payments under the finance leases as of December 31, 2025 are as follows:

	Finance Leases
2026.	$ 6,348,226
2027.	5,213,744
2028.	3,931,548
2029.	2,288,850
2030.	736,100
Thereafter	—
Total future minimum lease payments	18,518,468
Less effects of discounting	(1,790,874)
Present value of future minimum lease payments.	$ 16,727,594

15. Other Expense (Income)

The Company recognized $9,465,489, $939,724 and $(1,238,313) of other expense (income) for the years ended December 31, 2025, 2024 and 2023, respectively, as set forth in the table below.

	Year Ended December 31,		
	2025	**2024**	**2023**
Interest expense (income), net	$ 1,242,161	$ 1,929,207	$ (1,684,399)
Loss (gain) on change in fair value of contingent consideration.	2,056,112	(9,392,133)	(1,437,525)
Finite-lived intangible asset impairment.	—	8,306,591	—
Loss on equity method investments	552,763	316,044	343,336
Equity investment impairment	5,000,000	—	—
Loss on remeasurement of operating and finance leases	42,367	32,363	866
Loss (gain) on disposal of assets.	39,668	(23,682)	852,544
ABC litigation.	—	—	1,000,000
Other expense (income)	532,418	(228,666)	(313,135)
Total other expense (income)	$ 9,465,489	$ 939,724	$ (1,238,313)

16. Related Party Transactions

Historically, the Company has been involved in transactions with various related parties.

Legal Services

Ely D. Tendler is compensated for his services to the Company as General Counsel and Secretary through payments to Ely D. Tendler Strategic & Legal Services PLLC ("EDTSLS"), a law firm owned by Mr. Tendler. All payments made to EDTSLS by the Company were for Mr. Tendler's services to the Company as General Counsel

16. Related Party Transactions (cont.)

and Secretary. No other services were provided by EDTSLS to the Company. The Company's payments to EDTSLS for Mr. Tendler's services totaled $1,225,422, $1,207,843 and $916,370 for the years ended December 31, 2025, 2024 and 2023, respectively.

Included in accounts payable were $0 and $55,545 due to related parties as of December 31, 2025 and 2024, respectively. Included in accrued liabilities were $57,615 and $0 due to related parties as of December 31, 2025 and 2024, respectively, related to legal services.

Subcontractor Services

PrideStaff provides subcontractor services for the Company. PrideStaff is owned by a former operations manager of the Company and his spouse, and therefore, is a related party. The Company made subcontractor payments to PrideStaff totaling $56,819, $155,749 and $0 for the years ended December 31, 2025, 2024 and 2023, respectively.

Included in accounts payable were $0 and $17,149 due to related parties as of December 31, 2025 and 2024, respectively. Included in accrued liabilities were $0 and $13,097 due to related parties as of December 31, 2025 and 2024, respectively, related to subcontractor services.

Transition Services Agreement

On October 11, 2023, the Company and Anthony Capone, who resigned as Chief Executive Officer of the Company on September 15, 2023, entered into a separation and transition services agreement (the "Transition Agreement"). Pursuant to the Transition Agreement, Mr. Capone served as a consultant to the Company until March 15, 2024 (such period, the "Capone Consulting Period") to advise on matters relating to business continuity and processes and transition his institutional knowledge with respect to operational and other departmental functions.

As compensation for his services during the Capone Consulting Period, and subject to his compliance with the Transition Agreement, including the execution and non-revocation of a general release of claims in favor of the Company, Mr. Capone received a monthly consulting fee of $45,000 and subsidized premiums for continued group health plan coverage for the duration of the Capone Consulting Period. Mr. Capone did not receive new equity awards or incentive compensation under the Company's equity incentive compensation program during the Capone Consulting Period. The Transition Agreement further acknowledges and affirms that Mr. Capone will be bound by and comply with certain restrictive covenants. The Company made payments to Anthony Capone totaling $0, $180,000, and $90,000 for the years ended December 31, 2025, 2024, and 2023, respectively.

There were no amounts included in accounts payable and accrued liabilities due to related parties as of December 31, 2025, and 2024 related to the Transition Agreement.

Consulting Agreement — Stan Vashovsky

On March 7, 2024, the Company entered into a separation and consulting agreement (the "Vashovsky Consulting Agreement") with Stan Vashovsky, who retired as a director and Chair of the Board effective March 31, 2024. Pursuant to the Vashovsky Consulting Agreement, Mr. Vashovsky continued to serve as a consultant to the Company until March 31, 2025 (such period, the "Vashovsky Consulting Period"). During the Vashovsky Consulting Period, Mr. Vashovsky provided advisory services as requested from time to time by the Company's executive officers or the Board of Directors and assisted with maintaining the Company's existing customer and investor relationships and, as consideration for his services, received an equity grant during each quarter of the Vashovsky Consulting Period having a grant date fair value of approximately $35,000. In consideration for a release of claims, Mr. Vashovsky was also eligible to receive Company-subsidized healthcare coverage for the duration of the Vashovsky Consulting Period. The Vashovsky Consulting Agreement further acknowledges and affirms that Mr. Vashovsky will be bound by and comply with certain restrictive covenants. The Company granted approximately $35,000 and $105,000 in RSUs to Mr. Vashovsky under the Vashovsky Consulting Agreement for the years ended December 31, 2025 and 2024, respectively.

16. Related Party Transactions (cont.)

There were no amounts included in accounts payable and accrued liabilities as of December 31, 2025 and 2024 related to the Vashovsky Consulting Agreement.

Consulting Agreement — Steven Katz

On September 26, 2024, the Company entered into a transition consulting agreement (the "Katz Consulting Agreement") with Steven Katz, who resigned as a director and independent Chair of the Board of Directors effective October 1, 2024. Pursuant to the Katz Consulting Agreement, Mr. Katz served as a consultant to the Company until December 31, 2024 (the "Katz Consulting Period"). During the Katz Consulting Period, Mr. Katz provided transition advisory services relating to the Board and its committees as requested from time to time by the Company's executive officers or the Board of Directors.

As compensation for his services during the Katz Consulting Period, and subject to his compliance with the Katz Consulting Agreement, Mr. Katz received consulting fees in the amount of (i) $2,500 per month plus (ii) $400 for each hour of services rendered in excess of five hours during each month. During the Katz Consulting Period, Mr. Katz's equity awards also continued to vest under the Plan. The Company made payments to Steven Katz totaling $2,500, $5,000, and $0 for the years ended December 31, 2025, 2024, and 2023, respectively.

Included in accounts payable were $0 and $2,500 due to related parties as of December 31, 2025 and 2024, respectively, related to the Katz Consulting Agreement. There were no amounts included in accrued liabilities as of December 31, 2025 and 2024.

17. Income Taxes

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective tax rate consists of the following:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	Dollars	**Percent**	**Dollars**	**Percent**	**Dollars**	**Percent**
U.S. federal statutory income tax rate	$ (39,374,788)	21.00%	$ 5,827,290	21.00%	$ 3,421,592	21.00%
Domestic federal						
Nontaxable or nondeductible items						
Meals and entertainment . . .	158,754	(0.08)%	226,265	0.82%	320,563	1.97%
Effect of stock compensation.	1,512,494	(0.81)%	817,237	2.95%	2,561,573	15.72%
Section 162(m) limitation . .	464,020	(0.26)%	646,791	2.33%	1,048,370	6.43%
Effect of contingent consideration	—	—%	—	—%	300,718	1.85%
Other.	9,362	—%	66,567	0.24%	63,069	0.39%
Changes in valuation allowances	35,296,122	(18.82)%	—	—%	—	—%
Taxes payable adjustment	66,155	(0.04)%	(1,135,108)	(4.09)%	384,371	2.36%
Deferred adjustment	557,561	(0.30)%	2,825,158	10.18%	(4,846,351)	(29.74)%
Noncontrolling interest.	1,836,617	(0.98)%	1,293,705	4.66%	—	—%
Other.	(16)	—%	(406)	—%	(87,637)	(0.54)%
Domestic state and local income taxes, net of federal effect[a] . . .	5,818,079	(3.10)%	3,317,061	11.95%	3,384,775	20.77%

17. Income Taxes (cont.)

	Year Ended December 31,					
	2025		**2024**		**2023**	
	Dollars	**Percent**	**Dollars**	**Percent**	**Dollars**	**Percent**
Foreign tax effect						
United Kingdom						
Nontaxable or nondeductible items						
Impairment	2,156,780	(1.15)%	—	—%	—	—%
Other	5,736	—%	—	—%	—	—%
Changes in valuation allowances	1,842,587	(0.98)%	4,979,991	17.94%	(312,671)	(1.92)%
Statutory tax rate differences	(373,656)	0.20%	(95,953)	(0.35)%	6,593	0.04%
Deferred adjustment.	(381,082)	0.20%	(4,476,129)	(16.13)%	—	—%
Other.	(726,559)	0.39%	95,953	0.35%	—	—%
Effective income tax rate	$ 8,868,166	(4.73)%	$ 14,388,422	51.85%	$ 6,244,965	38.33%

(a)   State taxes in New York and local taxes in New York City made up the majority (greater than 50%) of the tax effect of this category for the fiscal years ended December 31, 2023 and December 31, 2025. State taxes in New York, local taxes in New York City, and state taxes in California made up the majority (greater than 50%) of the tax effect of this category for the fiscal year ended December 31, 2024.

The components of net (loss) income before income tax expense are as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Net (loss) income before income tax expense:			
U.S.	$ (175,480,870)	$ 30,324,223	$ 16,856,334
Foreign	(12,018,119)	(2,575,221)	(563,041)
Total net (loss) income before income tax expense:	$ (187,498,989)	$ 27,749,002	$ 16,293,293

The components of income tax expense are as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Current income tax expense:			
U.S. federal	$ 346,042	$ 6,182,372	$ 2,555,164
U.S. state and local	777,059	4,739,545	5,671,320
	1,123,101	10,921,917	8,226,484
Deferred income tax expense (benefit):			
U.S. federal	2,729,737	3,250,410	1,650,695
U.S. state and local	5,015,328	216,095	(3,256,914)
Foreign	—	—	(375,300)
	7,745,065	3,466,505	(1,981,519)
Total income tax expense:			
U.S. federal	3,075,779	9,432,782	4,205,859
U.S. state and local	5,792,387	4,955,640	2,414,406
Foreign	—	—	(375,300)
	$ 8,868,166	$ 14,388,422	$ 6,244,965

17. Income Taxes (cont.)

Cash paid for income taxes (net of refunds) consist of the following:

	Year Ended December 31,		
	2025	**2024**	**2023**
U.S. federal	$ 954,000	$ 2,577,271	$ 5,452,000
U.S. state and local			
New York.	3,594,985	1,034,331	2,082,361
New York City.	2,019,803	1,848,186	1,825,051
Other	(86,170)	421,076	916,698
Total U.S. state	5,528,618	3,303,593	4,824,110
Cash paid for income taxes, net of refunds.	$ 6,482,618	$ 5,880,864	$ 10,276,110

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The temporary differences that give rise to deferred tax assets and liabilities are as follows:

	December 31,	
	2025	**2024**
Deferred tax assets:		
Allowance for credit loss	$ 2,240,224	$ 1,519,406
Accrued expenses	1,341,387	901,403
Lease liabilities	5,954,684	6,001,016
Intangible assets	17,324,699	—
Stock compensation	7,438,850	5,982,385
Investments	5,179,361	—
Research and development expense	1,934,989	1,399,066
Net operating loss	28,485,951	8,990,407
Charitable contributions	71,813	—
Disallowed interest expense	351,744	—
U.K. capital allowance	578,387	372,011
Other	294,381	—
Total deferred tax asset	71,196,470	25,165,694
Valuation allowance	(63,639,959)	(6,187,664)
Deferred income tax assets, net of allowance.	7,556,511	18,978,030
Deferred tax liabilities:		
Prepaid expenses.	(428,676)	(1,007,405)
Fixed assets	(816,079)	(1,624,343)
Right-of-use assets	(5,772,892)	(5,903,840)
Intangible assets	—	(1,645,161)
Investments	—	(349,389)
Other	—	(25,858)
Total deferred tax liability.	(7,017,647)	(10,555,996)
Deferred tax assets, net of allowance	$ 538,864	$ 8,422,034

The Company has determined, based upon available evidence, that it is more likely than not that all of the net deferred tax asset will not be realized and, accordingly, has provided a valuation allowance against its net deferred tax asset as of December 31, 2025 and 2024.

17. Income Taxes (cont.)

As of December 31, 2025, 2024 and 2023, the Company had federal net operating loss carryforwards of approximately $47,092,015, $0 and $0, respectively. As of December 31, 2025, 2024, and 2023, the Company had approximately $29,562,703, $24,273,354 and $10,737,510, respectively, of foreign net operating loss carryforwards. As of December 31, 2025, 2024 and 2023, the Company had state net operating loss carryforward of approximately $134,387,803, $36,878,259 and $36,422,543, respectively. The federal net operating loss carryforwards generated after December 31, 2017 of $47,092,015 carry forward indefinitely. State and foreign net operating loss carryforwards generated in the tax years from 2017 to 2020 will begin to expire, if not utilized, by 2040. Utilization of the net operating loss carryforwards may be subject to an annual limitation according to Section 382 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and similar provisions.

The difference between the statutory income taxes on the Company's pre-tax loss and the Company's effective income tax rate during the years ended December 31, 2025 and 2024 is primarily due to a recorded valuation allowance and other state taxes. The valuation allowance for deferred tax assets as of December 31, 2025 and 2024 was $63,639,959 and $6,187,664, respectively. The net change in the total valuation allowance for the years ended December 31, 2025, and 2024 was an increase of $57,452,295 and $4,979,991, respectively.

In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The Company recognizes interest accrued to unrecognized tax benefits and penalties as income tax expense. The Company accrued no penalties or interest during the years ended December 31, 2025, 2024, and 2023.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and foreign jurisdictions where applicable based on the statute of limitations that apply in each jurisdiction. As of December 31, 2025, open years related to all jurisdictions are 2024, 2023 and 2022. The Company has an on-going tax audit in California as of December 31, 2025.

In July 2025, the OBBBA was enacted in the U.S. The OBBBA includes significant provisions, such as permanent extensions of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The Company notes that these tax laws did not have a material impact on the Consolidated Financial Statements or the effective income tax rate.

18. 401(k) Plan

The Company established a 401(k) plan in January 2022 that qualifies as a deferred compensation arrangement under Section 401 of the Internal Revenue Code. All U.S. employees that complete two months of service with the Company are eligible to participate in the plan. The Company did not make any employer contributions to this plan during the years ended December 31, 2025, 2024, and 2023.

19. Legal Proceedings

From time to time, the Company may be involved as a defendant in legal actions that arise in the normal course of its business. In the opinion of management, the Company has adequate legal defense on all legal actions, and the results of any such proceedings would not materially impact the Consolidated Financial Statements of the Company. The Company provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. In accordance with such guidance, the Company establishes accruals for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in its Consolidated Financial Statements.

19. Legal Proceedings (cont.)

California Labor Actions

On March 30, 2023, Paul Lowe v. Rapid Reliable Testing, LLC, et al. was filed in the Los Angeles Superior Court (the "Lowe Action"). The complaint alleges various wage and hour claims on behalf of the plaintiff and a putative class. The complaint also alleges a derivative class claim for violations of California's Unfair Competition Law and seeks to bring a representative action pursuant to California's Private Attorneys General Act of 2004 ("PAGA").

In addition, Corielyn Marie Hall v. Rapid Reliable Testing, LLC, et al. involves two separate actions filed in the Los Angeles Superior Court by plaintiff Corielyn Hall (collectively with the Lowe Action, the "California Labor Actions"). The first action is a class complaint filed on December 14, 2023. Similar to the Lowe Action, it alleges various wage and hour claims on behalf of the plaintiff and a putative class and asserts a derivative class claim for violations of California's Unfair Competition Law. The second action brought by Corielyn Hall was filed on February 20, 2024 and brings claims under PAGA.

Given the overlapping claims and time periods presented in the California Labor Actions, in an effort to reach a global resolution, these actions were mediated concurrently on February 5, 2025. The parties reached a resolution, in principle, at the mediation for a settlement amount of $220,000. Thereafter, the parties executed the settlement documents memorializing that resolution, and a motion for preliminary approval of the settlement was filed.

The hearing on the motion for preliminary approval of the settlement was held on February 6, 2026, at which the court ordered that the parties revise minor terms in the settlement agreement and file supplemental papers. The hearing on the motion for final approval of the settlement is scheduled for August 3, 2026.

Stockholder Actions

On October 27, 2023, Joe Naclerio, individually and purportedly on behalf of all others similarly situated, filed a putative class action complaint for violation of federal securities laws in the U.S. District Court for the Southern District of New York against the Company, its then-Chairman and former Chief Executive Officer, another former Chief Executive Officer, current Chief Financial Officer and former Chief Financial Officer (who currently serves as Executive Vice President of Strategy). On January 17, 2024, the Court appointed the Genesee County Employees' Retirement System as the Lead Plaintiff. On March 18, 2024, the Lead Plaintiff filed an amended complaint against the Company, its now former Chairman and Chief Executive Officer, another former Chief Executive Officer and former Chief Financial Officer (who currently serves as Executive Vice President of Strategy). On June 21, 2024, the defendants moved to dismiss the amended complaint. On March 28, 2025, the motion was granted in part and denied in part. On April 25, 2025, the remaining defendants answered the complaint. The parties have reached an agreement to settle the action for an amount of $12,500,000, and on November 18, 2025, the district court entered an order granting preliminary approval of the parties' settlement agreement, directing notice to the settlement class, and scheduling a final fairness hearing for March 24, 2026. Such amount is covered by the Company's insurance policy, subject to retention.

On May 13, 2025 and June 3, 2025, respectively, two derivative actions were filed nominally on behalf of the Company in the Delaware Court of Chancery by Ryne Shetterly and Salma Daboul against certain current and former members of the Board of Directors, including the Company's Chief Executive Officer and General Counsel, along with two former Chief Executive Officers, the Company's Chief Financial Officer and Treasurer and its Executive Vice President of Strategy. Both complaints assert claims for breach of fiduciary duty and other related claims purportedly on behalf of the Company based on substantially similar factual allegations to those asserted in the securities class action matter discussed above, seeking various forms of monetary and injunctive relief. On August 5, 2025, the Delaware Court of Chancery consolidated the two derivative actions, and the parties agreed that the complaint filed in the Daboul action should serve as the operative complaint. The defendants moved to dismiss the consolidated action in October 2025, and rather than oppose, plaintiffs amended their complaint. Defendants moved to dismiss the amended complaint on February 2, 2026, and their motion is currently due to be fully briefed in April 2026. Due to the early stage of these proceedings, the Company cannot reasonably estimate the potential range of loss, if any.

19. Legal Proceedings (cont.)

On August 19, 2025, Jung Jae Hyung filed another derivative complaint in the United States District Court for the Southern District of New York. The complaint asserts claims similar to those asserted in the consolidated action pending in the Delaware Court of Chancery and seeks relief similar to the relief sought in the consolidated action. He further alleges that he previously made a demand on the Board to assert his claims and the Board ignored it, which he deemed a refusal. The Company's counsel informed Mr. Hyung's counsel that the Board had appointed a committee to review his litigation demand, and the parties thereafter agreed pursuant to a stipulation entered on October 20, 2025 to stay the Hyung action while the review proceeds. Due to the early stage of these proceedings, the Company cannot reasonably estimate the potential range of loss, if any. The Company believes there are substantial defenses to these claims.

Cybersecurity Action

On August 22, 2024, Maria Ballesteros, individually and on behalf of others similarly situated, filed a complaint against Ambulnz NY, LLC, a subsidiary of the Company ("Ambulnz NY"), in the U.S. District Court for the Southern District of New York arising from a data security incident that the Company experienced in April 2024 (the "Cybersecurity Action"). The Cybersecurity Action alleged negligence, negligence per se, breach of fiduciary duty, breach of implied contract and violations of California's Unfair Competition Law, the California Privacy Act and the California Consumer Records Act, and sought various forms of monetary and injunctive relief. Before Ambulnz NY responded to the complaint, the parties engaged in early mediation that resulted in a settlement in principle. The plaintiff subsequently dismissed the case from the Southern District of New York without prejudice to provide the parties time to finalize the settlement and for eventual re-filing in Florida state court. The parties thereafter entered into a formal settlement agreement, and the plaintiff re-filed the case in the Circuit Court of the Eleventh Judicial Circuit of Florida on March 21, 2025. The plaintiff also filed a motion for preliminary approval of the settlement on March 24, 2025.

On May 2, 2025, the court entered an order granting preliminary approval of the parties' settlement agreement, directing notice to the settlement class and scheduling a final fairness hearing for August 22, 2025. The settlement class members then had a period of time to file a claim for the benefits under the settlement. The final fairness hearing took place as scheduled on August 22, 2025, and the court entered an order finally approving the settlement and dismissing the action. The settlement is on a claims-made basis, and the cost of the Cybersecurity Action settlement, including all allowed claims filed by settlement class members, plaintiff attorneys' fees, plaintiff service awards, and the cost of administration, is expected to total approximately $337,198. Such amount is covered by the Company's cybersecurity insurance.

20. Risk and Uncertainties

Risks, Impacts and Uncertainties

The Company's current business plan assumes increased demand for Mobile Health Services. Demand for such services was accelerated by the COVID-19 pandemic, but is also being driven by longer-term secular factors, such as the increasing desire on the part of patients to receive treatments outside of traditional settings, such as doctor's offices and hospitals.

Government Contracts

In recent years, the Company's government contract work has represented a substantial portion of its overall revenue. While the Company's government contract work declined in 2025, both in absolute dollar terms and as a percentage of overall consolidated revenue, due primarily to the ending of large migrant-related projects in New York, the Company continues to bid on government contracts and expects some revenue from this sector in the future. However, government contract work is subject to risks and uncertainties. Government contract work subjects the Company to government audits, investigations and proceedings, which could also lead to the Company being barred from government work or subjected to fines if it is determined that a statute, rule, regulation, policy or contractual

20. Risk and Uncertainties (cont.)

provision has been violated. Audits can also lead to adjustments to the amount of contract costs that the Company believes are reimbursable or to the ultimate amount the Company may be paid under the agreement. Furthermore, a shift in government policies or priorities, at either the federal, state or local level, surrounding the allocation of public spending to health care-related projects, could have a large impact on the Company's revenues in this area. A loss of or decline in government contract work, if not offset by revenues from new or other existing customers, could have a material adverse effect on the Company's business, financial condition, and results of operations.

Liquidity and Going Concern

Refer to Note 2 for the Company's liquidity and going concern assessment.

Nasdaq Notice

On January 26, 2026, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company that, based upon the closing bid price of the Common Stock from December 9, 2025 to January 23, 2026, the Company is not currently in compliance with Nasdaq Listing Rule 5550(a)(2), which requires the Company to maintain a minimum bid price of $1.00 per share for continued listing on The Nasdaq Capital Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of the Notice — or until July 27, 2026 — to regain compliance with the Minimum Bid Requirement. To regain compliance, the closing bid of the Common Stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days prior to July 27, 2026.

If the Company is not in compliance with the Minimum Bid Requirement by July 27, 2026, the Company may be eligible for a second 180 calendar day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Requirement, and the Company would be required to notify Nasdaq of its intent to cure the deficiency during the second compliance period, which may include effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to the Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company's securities are subject to delisting. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel.

The Notice had no immediate effect on the continued listing status of the Common Stock on The Nasdaq Capital Market, and therefore, the Company's listing remains fully effective.

21. Subsequent Events

The Company has evaluated subsequent events through the filing date of this Annual Report on Form 10-K and has determined that there were no events occurring after the balance sheet date that would require adjustments to the financial statements or additional disclosures.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Management's Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Principal Executive Officer and our Principal Financial Officer, evaluated, as of the end of the period covered by this Annual Report, the effectiveness of our disclosure controls and procedures. Based on this evaluation of our disclosure controls and procedures as of December 31, 2025, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures as of such date are effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting includes policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

As of December 31, 2025, our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Attestation Report of Registered Public Accounting Firm

Urish Popeck & Co., LLC, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on our internal control over financial reporting. Such report is included in Item 8 of this Annual Report and incorporated by reference herein.

Changes in Internal Control over Financial Reporting

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information.

In the fourth quarter of 2025, none of our directors or officers (as defined in Rule 16a-1 under the Exchange Act) adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 105b-1 trading arrangement" (as those terms are defined in Item 408 of Regulation S-K).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

Except as indicated below, the information required under this Item 10 of Form 10-K is incorporated herein by reference to our definitive proxy statement with respect to our 2026 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report (our "Proxy Statement").

We have adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to all of our directors, officers and employees, including our principal executive, principal financial and principal accounting officers, or persons performing similar functions. Our Code of Ethics is posted on our website located at *www.DocGo.com*. We intend to disclose any future amendments to certain provisions of the Code of Ethics and waivers of the Code of Ethics granted to executive officers and directors on our website within four business days following the date of the amendment or waiver, as and to the extent required under the SEC and Nasdaq rules.

We have also adopted an Insider Trading Policy (the "Insider Trading Policy") governing the purchase, sale and other dispositions of our securities that applies to our directors, officers, employees, consultants, contractors and other covered persons, as well as DocGo itself. We believe that the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of the Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Item 11.   Executive Compensation.

The information required by this Item 11 of Form 10-K will be included in our Proxy Statement under the captions "Executive Compensation" and "Other Corporate Governance Practices and Policies" and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 of Form 10-K will be included in our Proxy Statement under the captions "Equity Compensation Plan Information" and "Certain Information About Our Common Stock" and is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions and Director Independence.

The information required by this Item 13 of Form 10-K will be included in our Proxy Statement under the captions "Certain Relationships and Related Person Transactions" and "Director Independence" and is incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services.

The information required by this Item 14 of Form 10-K will be included in our Proxy Statement under the caption "Independent Registered Public Accounting Firm" and is incorporated herein by reference.

Item 15.   Exhibits and Financial Statement Schedules.

The following documents are filed as part of this Annual Report:

1. Financial Statements

The Consolidated Financial Statements filed as part of this Annual Report are listed on page F-1 in the accompanying index to the Consolidated Financial Statements.

2. Financial Statement Schedules

All financial statement schedules are omitted because they are not applicable, or the required information is shown in the Consolidated Financial Statements or notes thereto.

3. Exhibit Index

The following exhibits are filed (or incorporated by reference herein) as part of this Annual Report:

Exhibit Number	Description
2.1†	Agreement and Plan of Merger, dated as of March 8, 2021, by and among the Company, Motion Merger Sub Corp. and Ambulnz, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on March 9, 2021).
2.2†	Agreement and Plan of Merger, dated as of October 20, 2025, by and among Ambulnz Holdings, LLC, STMD Merger Company, LLC, SteadyMD, Inc. and Shareholder Representative Services LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K/A filed with the SEC on October 20, 2025).
3.1	Second Amended and Restated Certificate of Incorporation of DocGo Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the SEC on November 12, 2021).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2023).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K filed with the SEC on November 12, 2021).
4.2	Description of Securities (incorporated by reference to Exhibit 4.2 of the Company's Annual Report on Form 10-K filed with the SEC on February 28, 2024).
10.1#	Form of Indemnification Agreement, by between the Company and its officers and directors (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the SEC on October 16, 2020).
10.2	Amended and Restated Registration Rights Agreement, dated as of November 5, 2021, by and among the Company, Motion Acquisition LLC and Stan Vashovsky (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the SEC on November 12, 2021).
10.3#	DocGo Inc. 2021 Stock Incentive Plan (incorporated by reference to Annex D to the Company's Proxy Statement/Consent Solicitation/Prospectus (File No. 333-257681) filed with the SEC on October 14, 2021).
10.4#	Executive Employment Agreement, effective November 5, 2021, by and between the Company and Norman Rosenberg (incorporated by reference to Exhibit 10.9 of the Company's Current Report Form 8-K filed with the SEC on November 12, 2021).
10.5#	Executive Employment Agreement, dated August 3, 2023, by and between the Company and Stephen Sugrue (incorporated by reference to Exhibit 10.7 of the Company's Annual Report on Form 10-K filed with the SEC on February 28, 2024).
10.6#	Executive Employment Agreement, dated November 2, 2023, by and between the Company and Lee Bienstock (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2023).
10.7#	Amended and Restated Engagement Letter, dated April 18, 2024, by and between the Company and Ely D. Tendler Strategic and Legal Services, PLLC (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024).

Exhibit Number	Description
10.8#	Amended and Restated Form of Indemnification Agreement of DocGo Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 30, 2024).
10.9	Stock Escrow Agreement, dated as of November 5, 2021, by and among the Company, Motion Acquisition LLC and Continental Stock & Transfer Company (incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K filed with the SEC on November 12, 2021).
10.10#	Form of Grant Notice for Restricted Stock Unit Award and Standard Terms and Conditions for Restricted Stock Units under the DocGo Inc. 2021 Stock Incentive Plan (Director Form) (incorporated by reference to Exhibit 10.10 of the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2023).
10.11#	Form of Grant Notice for Nonqualified Stock Options and Standard Terms and Conditions for Nonqualified Stock Options under the DocGo Inc. 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.11 of the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2023).
10.12#	Form of Grant Notice for Incentive Stock Options and Standard Terms and Conditions for Incentive Stock Options under the DocGo Inc. 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2023).
10.13#	Form of Restricted Stock Unit Grant Notice and Agreement under the DocGo Inc. 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2022).
10.14#	Form of Grant Notice for Restricted Stock Unit Award and Standard Terms and Conditions for Restricted Stock Units under the DocGo Inc. 2021 Stock Incentive Plan (Employee Form) (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 8, 2023).
10.15#	Form of 2023 Performance Stock Unit Grant Notice and Agreement under the DocGo Inc. 2021 Stock Incentive Plan (incorporated by Reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K filed with the SEC on February 28, 2024).
10.16#	Form of 2024 Performance Stock Unit Grant Notice and Agreement under the DocGo Inc. 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.21 of the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2025).
10.17#*	Form of 2025 Performance Stock Unit Grant Notice and Agreement under the DocGo Inc. 2021 Stock Incentive Plan.
10.18	Amended and Restated Credit Agreement, dated August 7, 2025, among the Company, the Guarantors and Lender party thereto, and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025).
10.19*	First Amendment to Amended and Restated Credit Agreement, dated November 25, 2025, by and between the Company, the Guarantors and Lenders party thereto, and Citibank, N.A., as administrative agent.
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2025).
21.1*	Subsidiaries of DocGo Inc.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	DocGo Inc. Compensation Recoupment (Clawback) Policy (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K filed with the SEC on February 28, 2024).

Exhibit Number	Description
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

†   Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission; provided, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished

*   Filed herewith.

**   Furnished herewith.

\#   Indicates management contract or compensatory plan or arrangement.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOCGO INC.

Date: March 16, 2026

By: /s/ Lee Bienstock
    Lee Bienstock
    Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Lee Bienstock Lee Bienstock	Chief Executive Officer and Director (principal executive officer)	March 16, 2026
/s/ Norman Rosenberg Norman Rosenberg	Chief Financial Officer (principal financial and accounting officer)	March 16, 2026
/s/ Stephen K. Klasko Stephen K. Klasko	Chair of the Board	March 16, 2026
/s/ Michael Burdiek Michael Burdiek	Director	March 16, 2026
/s/ Vina Leite Vina Leite	Director	March 16, 2026
/s/ Ira Smedra Ira Smedra	Director	March 16, 2026
/s/ Ely D. Tendler Ely D. Tendler	Director	March 16, 2026
/s/ James M. Travers James M. Travers	Director	March 16, 2026




STOCKHOLDER INFORMATION

ANNUAL MEETING

DocGo Inc. (the "Company") will hold its 2026 Annual Meeting of Stockholders (the "Annual Meeting") on **Tuesday**, June 16, 2026 at **12:00 p.m.** Eastern Time. The Annual Meeting will be a virtual meeting conducted exclusively online via live audio webcast at the following link:

www.virtualshareholdermeeting.com/DCGO2026

TRANSFER AGENT

Continental Stock Transfer & Trust
1 State Street, 30th Floor
New York, NY 10004-1561

800-509-5586
cstmail@continentalstock.com
www.continentalstock.com

AUDITORS

Urish Popeck & Co., LLC

STOCKHOLDER INQUIRIES

Communications regarding direct stock purchases, dividends, lost stock certificates, direct deposit of dividends, and dividend reinvestment should be directed to the following email address:
ir@docgo.com




TRIP #100000
DocGo Hospitals
Ana Brown (888) 888-888
685 3rd Ave, New York City, 10017, NY
DocGo Headquarters
123 Engle Street Englewood, 01251, NY
DocGo Hospitals
Service Level: BLS
Non-Emergent Medical Tranpsortation
One Way
Pickup Time: 01/01/2026 13:01 EDT
New York
ACME MEDICAL TRANSPORTATION
ACCEPT
Pickup
13:59 EDT
At Destination
14:56 EDT
Unit
NY55
Priority: 1
Time on Task: 1h 18m
MEDICAL
ambulnz
by DOCGO
DOCGO